Exhibit 99.2

MERGER PROPOSED – YOUR VOTE IS VERY IMPORTANT

July 16, 2025

Dear Shareholders of Golden Ocean Group Limited:

On May 28, 2025, Golden Ocean Group Limited (“Golden Ocean”), CMB.TECH NV (“CMB.TECH”), and CMB.TECH Bermuda Ltd., a wholly owned subsidiary of CMB.TECH (“Merger Sub”), entered into an Agreement and Plan of Merger (as attached to the following proxy statement/prospectus as Annex A, the “Merger Agreement”), pursuant to which, subject to approval of Golden Ocean shareholders and the satisfaction or (to the extent permitted by law) waiver of other specified closing conditions, Golden Ocean will merge with and into Merger Sub (the “Bermuda Merger”), with Merger Sub as the surviving company. Golden Ocean’s common shares, par value $0.05 per share (the “Golden Ocean common shares”) are traded on the Nasdaq Global Select Market (“Nasdaq”) and the Euronext Oslo Børs stock exchange (“Euronext Oslo”) under the symbol “GOGL,” and CMB.TECH’s ordinary shares, no par value (the “CMB.TECH ordinary shares”) are traded on the New York Stock Exchange (the “NYSE”) and the Euronext Brussels stock exchange (“Euronext Brussels”) under the symbol “CMBT”.

Pursuant to the Bermuda Merger, each Golden Ocean common share (other than shares that Golden Ocean, CMB.TECH, Merger Sub or any of their respective subsidiaries own) will ultimately be converted into 0.95 CMB.TECH ordinary shares (the “Merger Consideration”), subject to adjustment pursuant to the terms of the Merger Agreement. CMB.TECH will issue the Merger Consideration shares in a capital increase following a contribution in kind (“inbreng in natura/apport en nature”) as set out in the Belgian Code of Companies and Associations (the “Contribution in Kind” and together with the Bermuda Merger, the “Merger”). As of the date of this proxy statement/prospectus, based on the current Golden Ocean common shares and CMB.TECH ordinary shares issued and outstanding, CMB.TECH expects to issue an aggregate of approximately 95,952,934 CMB.TECH ordinary shares as a result of the Merger, and estimates that, immediately following the consummation of the Merger, pre-Merger CMB.TECH shareholders and former Golden Ocean shareholders will own approximately 66.9% and 33.1%, respectively, of the CMB.TECH ordinary shares outstanding, excluding CMB.TECH ordinary shares held in treasury. For more details on the Merger Consideration, see the section entitled “The Merger Agreement - Merger Consideration” included in this proxy statement/prospectus.

Your vote is very important regardless of the number of Golden Ocean common shares that you own. The Merger cannot be completed without (i) the approval and authorization of (a) the Merger Agreement and (b) the Bermuda law statutory merger agreement, in the form attached as Exhibit A to the Merger Agreement (the “Bermuda Merger Agreement”) and (ii) subject to the approval of the Bye-law Amendment, the affirmative vote of at least a simple majority of the votes cast by the holders of the outstanding Golden Ocean common shares represented and voting at the special general meeting of Golden Ocean’s shareholders on August 19, 2025 (the “Special General Meeting”). At the Special General Meeting, Golden Ocean shareholders will be asked to consider and vote on the approval of the Merger Agreement and Bermuda Merger Agreement and the transactions contemplated thereby, including the Merger and the appointment of Computershare, Inc. and its wholly-owned subsidiary Computershare Trust Company N.A. to act as agent solely in the name and on behalf of and for the account and benefit of the shareholders of Golden Ocean, with the right of sub-delegation, to facilitate the execution and implementation of the Contribution in Kind including, but not limited to, representing the holders of Golden Ocean common shares immediately prior to the Effective Time (as defined below) (other than Golden Ocean, CMB.TECH, Merger Sub or their respective subsidiaries) (the “Contributing Golden Ocean Shareholders”), contributing the Surviving Company Shares (as such term is defined in the Merger Agreement) to CMB.TECH by way of the Contribution in Kind, receiving the Merger Consideration and delivering it to the Contributing Golden Ocean Shareholders. At the Special General Meeting, Golden Ocean shareholders will also be asked to approve (i) the Bye-law Amendment (as defined below), and (ii) an adjournment proposal, which, if presented, is not a condition to the consummation of the Merger. Information about the Special General Meeting, the Merger, the Merger Agreement, the Bermuda Merger Agreement and other business to be considered by shareholders at the Special General Meeting is contained in this proxy statement/prospectus. The Golden Ocean board of directors has fixed the close of business on July 16, 2025 as the record date for the determination of Golden Ocean shareholders entitled to notice of, and to vote at, the Special General Meeting. Any shareholder entitled to attend and vote at the Special General Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. Such proxy need not be a holder of Golden Ocean common shares. We urge you to read this proxy statement/prospectus and the annexes and documents incorporated by reference carefully. You should also carefully consider the risks that are described in the “Risk Factors” section beginning on page 34.

The Golden Ocean board of directors, acting upon the unanimous recommendation of Golden Ocean’s senior management and a special transaction committee comprised solely of disinterested directors of Golden Ocean having no material financial interest in the transactions contemplated by the Merger Agreement and the Bermuda Merger Agreement, including the Merger, and established by the Golden Ocean board of directors for the purpose of reviewing, evaluating and negotiating the Merger Agreement and the transactions contemplated thereby (the “Golden Ocean Transaction Committee”), has unanimously (i) determined and declared that the Merger Consideration constitutes fair value for each Golden Ocean common share in accordance with the Companies Act 1981, as amended of Bermuda, and that the Merger Agreement, the Bermuda Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, are advisable and fair to, and in the best interests of, the Golden Ocean shareholders; (ii) approved and authorized the Merger Agreement, the Bermuda Merger Agreement and the transactions contemplated thereby, including the Merger; (iii) directed that the Merger Agreement and the Bermuda Merger Agreement be submitted to Golden Ocean shareholders for consideration at the Special General Meeting; and (iv) recommended that Golden Ocean shareholders vote “FOR” the Bye-law Amendment, “FOR” the proposal to approve and authorize the Merger Agreement, the Bermuda Merger Agreement and the transactions contemplated thereby, including the Merger and “FOR” the approval of the proposal to approve adjournments of the Special General Meeting, if necessary, to permit, among other things, further solicitation of proxies if there are not sufficient votes at the time of the meeting to approve the Bye-law Amendment or the Merger Proposal.

Your vote is very important regardless of the number of Golden Ocean common shares that you own.

Whether or not you plan to attend the Special General Meeting, please submit your proxy as soon as possible by following the instructions on the accompanying proxy card to make sure that your shares are represented at the meeting. If you hold your shares in the name of a broker, bank or other nominee, please follow the instructions on the voting instruction form furnished by the broker, bank or other nominee. You must provide voting instructions by filling out the voting instruction form in order for your shares to be voted.

The Special General Meeting will be held at Hamilton Princess and Beach Club, 76 Pitts Bay Road, Hamilton HM 08, Bermuda, at 9:00 a.m., local time, on August 19, 2025.

Sincerely,

/s/ Patrick De Brabandere

Chairman of the Board of Directors of Golden Ocean

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Merger or the other transactions described in this proxy statement/prospectus or the securities to be issued in connection with the Merger or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated July 16, 2025, and Golden Ocean is first mailing the proxy statement/prospectus and accompanying proxy card to its shareholders on or about July 18, 2025.

ADDITIONAL INFORMATION

CMB.TECH and Golden Ocean file annual reports with and furnish other information to the SEC. This proxy statement/prospectus incorporates by reference important business and financial information about CMB.TECH and Golden Ocean and their respective subsidiaries from documents that are not included in or delivered with this proxy statement/prospectus. For a listing of the documents incorporated by reference into this proxy statement/prospectus, see the section “Where You Can Find More Information.” You can obtain copies of the documents incorporated by reference into this proxy statement/prospectus, without charge, from the SEC’s website at http://www.sec.gov. In addition, you may obtain copies of documents that CMB.TECH files with the SEC on its internet website at http://www.cmb.tech under the tab “Investors,” then under the tab “SEC-filings”. You may also obtain copies of documents that Golden Ocean files with the SEC on its internet website at http://www.goldenocean.bm under the tab “Investor Relations”, then under the heading “SEC Filings”.

We are not incorporating the contents of the websites of the SEC, CMB.TECH, Golden Ocean or any other entity or any other website into the accompanying proxy statement/prospectus. We are providing the information about how you can obtain certain documents that are incorporated by reference into the accompanying proxy statement/prospectus at these websites only for your convenience.

You may also request copies of these documents, without charge by contacting the appropriate company as follows:

CMB.TECH NV

De Gerlachekaai 20

2000 Antwerp

Belgium

Tel: +32-3-247-9511

In addition, if you have questions about the Merger or the Special General Meeting, need additional copies of this proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, you may contact Golden Ocean at the following address and telephone number:

Golden Ocean Group Limited

14 Par-la-Ville Road, PO Box HM 1593

Hamilton HM 08

Bermuda

Tel: +1 (441) 295-6935

You will not be charged for any of the documents that you request. If you would like to request documents, please do so by August 12, 2025 in order to receive them before the Special General Meeting.

To reduce the expense of delivering duplicate documents to our shareholders, we are relying on SEC rules that permit us to deliver only one set of documents to multiple shareholders who share an address unless we receive contrary instructions from any shareholder at that address. This practice, known as “householding,” reduces duplicate mailings, thus saving printing and postage costs as well as natural resources. Each shareholder retains a separate right to vote on all matters presented at the Special General Meeting. Once you have received notice from your broker or us that they or we will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you wish to receive a separate copy of this proxy statement/prospectus, or other materials free of charge, or if you wish to receive separate copies of future materials, please contact Golden Ocean Group Limited at 14 Par-la-Ville Road, PO Box HM 1593, Hamilton HM 08, Bermuda or +1 (441) 295-6935.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

References in this proxy statement/prospectus to “CMB.TECH” refer to CMB.TECH NV and/or one or more of its subsidiaries, as the context requires. References to “CMB.TECH ordinary shares” refer to the ordinary shares, no par value per share, of CMB.TECH NV. References to “Golden Ocean” refer to Golden Ocean Group Limited and/or one or more of its subsidiaries, as the context requires. References to “Golden Ocean common shares” refer to common shares, par value $0.05 per share, of Golden Ocean. References to the Merger Agreement refer to the Agreement and Plan of Merger, dated May 28, 2025, by and among Golden Ocean Group Limited, CMB.TECH NV and CMB.TECH Bermuda Ltd., an exempted company limited by shares incorporated under the laws of Bermuda and a wholly-owned subsidiary of CMB.TECH (“Merger Sub”), pursuant to which, among other things, Golden Ocean will merge with and into Merger Sub, with Merger Sub as the surviving company (the “Surviving Company”) that will continue its corporate existence as a wholly-owned subsidiary of CMB.TECH. References to the “Bermuda Merger Agreement” refer to the Bermuda law statutory merger agreement, a form of which is attached as Exhibit A to the Merger Agreement.

Unless otherwise indicated, all references in this proxy statement/prospectus to “dollars,” “USD” and “$”are to United States dollars; “NOK” are to the lawful currency of Norway; and “EUR” refer to the lawful currency of the member states of the European Union that have adopted the single currency in accordance with the treaty establishing the European Community, as amended. This proxy statement/prospectus uses the term deadweight tons (“dwt”), expressed in metric tons, each of which is equivalent to 1,000 kilograms, in describing the size of vessels.

This proxy statement/prospectus forms part of a registration statement on Form F-4 (File No. 333-288458) (the “Form F-4 Registration Statement”) that CMB.TECH filed with the SEC, and constitutes a prospectus of CMB.TECH under Section 5 of the U.S. Securities Act of 1933, as amended (the “Securities Act”) with respect to the CMB.TECH ordinary shares to be issued to holders of Golden Ocean common shares in the Merger.

This proxy statement/prospectus also constitutes a notice of meeting and a proxy statement of Golden Ocean with respect to the Special General Meeting at which holders of Golden Ocean common shares will be asked to consider and vote on, among other matters, a proposal to approve the Merger Agreement, the Bermuda Merger Agreement and the transactions contemplated thereby, including the Merger and the appointment of an exchange agent. Please see “Questions and Answers About the Merger and the Special General Meeting.”

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN, ATTACHED TO OR INCORPORATED BY REFERENCE INTO, THIS PROXY STATEMENT/PROSPECTUS. NO ONE HAS BEEN AUTHORIZED TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM THAT CONTAINED IN, OR INCORPORATED BY REFERENCE INTO, THIS PROXY STATEMENT/PROSPECTUS. THE INFORMATION CONTAINED IN OR ATTACHED TO THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE ONLY AS OF THAT DATE OR, IN THE CASE OF INFORMATION IN A DOCUMENT INCORPORATED BY REFERENCE, AS OF THE DATE OF SUCH DOCUMENT, UNLESS THE INFORMATION SPECIFICALLY INDICATES THAT ANOTHER DATE APPLIES. NEITHER THE MAILING OF THIS PROXY STATEMENT/PROSPECTUS TO HOLDERS OF GOLDEN OCEAN COMMON SHARES NOR THE ISSUANCE BY CMB.TECH OF ITS ORDINARY SHARES PURSUANT TO THE MERGER WILL CREATE ANY IMPLICATION TO THE CONTRARY.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which it is unlawful to make any such offer or solicitation.

CMB.TECH has provided the information concerning CMB.TECH contained in, or incorporated by reference into, this proxy statement/prospectus, and Golden Ocean has provided the information concerning Golden Ocean contained in, or incorporated by reference into, this proxy statement/prospectus.

GOLDEN OCEAN GROUP LIMITED

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 19, 2025

To Shareholders of Golden Ocean Group Limited,

You are invited to attend a Special General Meeting of shareholders (the “Special General Meeting”) of Golden Ocean Group Limited, an exempted company limited by shares incorporated under the laws of Bermuda (“Golden Ocean”), to be held at Hamilton Princess and Beach Club, 76 Pitts Bay Road, Hamilton HM 08, Bermuda, at 9:00 a.m. local time, on August 19, 2025, for the following purposes:

1.

To consider and vote upon a proposal for the approval of an amendment to the bye-laws of Golden Ocean to clarify any ambiguity that the required shareholder voting majority for a merger of Golden Ocean is a simple majority of the votes cast at a general meeting of Golden Ocean shareholders by inserting new Bye-Law 77A directly beneath Bye-Law 77 as follows:

“77A The Board may, with the sanction of an Ordinary Resolution, amalgamate the Company with another company (whether or not such an amalgamation involves a change in the jurisdiction of the Company) or merge the Company with another company (whether or not the Company is the surviving company and whether or not a merger involves a change in the jurisdiction of the Company).”

(the “Bye-law Amendment”).

2.

To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of May 28, 2025, by and among Golden Ocean, CMB.TECH NV, a limited liability company organized under the laws of the Kingdom of Belgium (“CMB.TECH”) and CMB.TECH Bermuda Ltd., an exempted company limited by shares incorporated under the laws of Bermuda, and a wholly-owned subsidiary of CMB.TECH (“Merger Sub”) (as may be amended, the “Merger Agreement”), the Bermuda law statutory merger agreement, in the form attached as Exhibit A to the Merger Agreement (the “Bermuda Merger Agreement”) and the transactions contemplated thereby, including the (i) merger of Golden Ocean with and into Merger Sub (the “Bermuda Merger”), with Merger Sub continuing its corporate existence as the surviving company (the “Surviving Company”) and as a wholly-owned subsidiary of CMB.TECH, (ii) cancellation, at the effective time of the Bermuda Merger (the “Effective Time”) as stipulated on the certificate of merger issued by the Registrar of Companies in Bermuda (the “Certificate of Merger”), of each common share, par value of  $0.05 per share, of Golden Ocean (the “Golden Ocean common shares”), issued and outstanding immediately prior to such time, and the automatic conversion of such Golden Ocean common shares (other than Golden Ocean common shares that Golden Ocean, CMB.TECH, Merger Sub or their respective subsidiaries own) into the right to receive 0.95 CMB.TECH ordinary shares (subject to adjustment, pursuant to the terms of the Merger Agreement) (the “Merger Consideration”), and (iii) appointment of Computershare, Inc. and its wholly-owned subsidiary Computershare Trust Company N.A. to act as agent (the “Exchange Agent”) for the Merger and, among other things, to act as agent solely in the name and on behalf of and for the account and benefit of the holders of Golden Ocean common shares immediately prior to the Effective Time (other than Golden Ocean, CMB.TECH, Merger Sub or their respective subsidiaries) (the “Contributing Golden Ocean Shareholders”), with the right of sub-delegation, for the purpose of facilitating the execution and implementation of the Merger and the Contribution in Kind (defined below), including, but not limited to, representing the Contributing Golden Ocean Shareholders at the closing of the Merger (the “Closing”), receiving shares of the Surviving Company, par value $0.01 per share (the “Surviving Company Shares”), contributing the Surviving Company Shares to CMB.TECH by way of a capital increase following a contribution in kind (“inbreng in natura/apport en nature”) as set out in the Belgian Code of Companies and Associations (the “Contribution in Kind”), receiving the Merger Consideration and delivering it to such Contributing Golden Ocean Shareholders. The foregoing proposal is referred to herein as the “Merger Proposal.”

v

3.

To consider and vote upon a proposal to approve adjournments of the Special General Meeting, if necessary, to permit, among other things, further solicitation of proxies if there are not sufficient votes at the time of the Special General Meeting to approve the Bye-law Amendment or the Merger Proposal.

As described in the accompanying proxy statement/prospectus, the Golden Ocean board of directors, acting upon the unanimous recommendation of a special transaction committee comprised solely of disinterested directors of Golden Ocean having no material financial interest in the transactions contemplated by the Merger Agreement and the Bermuda Merger Agreement, including the Merger, and established by the Golden Ocean board of directors for the purpose of reviewing, evaluating and negotiating the Merger Agreement and the transactions contemplated thereby (the “Golden Ocean Transaction Committee”), has determined that the Merger Consideration constitutes fair value for each Golden Ocean common share in accordance with the Companies Act 1981, as amended of Bermuda (the “BCA”), and approved (i) the Bye-law Amendment and (ii) the Merger Agreement, including the Bermuda Merger Agreement, and the transactions contemplated thereby and has determined that the Merger Agreement, including the Bermuda Merger Agreement, and the transactions contemplated thereby, including the Merger, are fair to and in the best interests of Golden Ocean and its shareholders. The Golden Ocean board of directors, upon the unanimous recommendation of the Golden Ocean Transaction Committee, recommends that you vote “FOR” the approval of the Bye-law Amendment, “FOR” the approval of the Merger Proposal and “FOR” the approval of the proposal to approve adjournments of the Special General Meeting, if necessary, to permit, among other things, further solicitation of proxies if there are not sufficient votes at the time of the meeting to approve the Bye-law Amendment or the Merger Proposal.

For the purposes of Section 106(2)(b)(i) of the BCA, the Golden Ocean board of directors has determined the fair value for each Golden Ocean common share to be $14.49 (subject to adjustment, pursuant to the terms of the Merger Agreement) and pursuant to the automatic conversion in the Merger Agreement to be equal to the Merger Consideration. Golden Ocean’s shareholders who are not satisfied that they have been offered fair value for their shares and who do not vote in favor of the Merger may exercise their appraisal rights under the BCA to have the fair value of their shares appraised by the Supreme Court of Bermuda (the “Bermuda Court”). Golden Ocean’s shareholders intending to exercise appraisal rights MUST file their application for appraisal of the fair value of their shares with the Bermuda Court within ONE MONTH of the notice convening the Special General Meeting and otherwise fully comply with the requirements for seeking appraisal under the BCA.

The proxy statement/prospectus that accompanies this notice provides extensive information about the Special General Meeting, the Bye-law Amendment, the Merger Agreement, including the Bermuda Merger Agreement, the Merger and other related matters. You are urged to read the proxy statement/prospectus, including any documents incorporated by reference and its annexes carefully and in their entirety. A copy of the Merger Agreement, including the Bermuda Merger Agreement attached as Exhibit A thereto, is included in the proxy statement/prospectus as Annex A.

YOUR VOTE IS VERY IMPORTANT.

The Golden Ocean board of directors is soliciting your proxy. The Golden Ocean shareholders must approve the Merger Proposal in order for the Merger to be consummated.

If you do not expect to be present at the Special General Meeting, you are requested to promptly vote your shares via the Internet or by telephone by following the instructions on your Notice Regarding the Internet Availability of Proxy Materials, or, if you received your proxy materials by mail, by following the instructions included on your proxy card or voting instruction form, to make sure that your shares are represented at the Special General Meeting. Instructions for voting are included in the accompanying proxy statement/prospectus. If you do attend the Special General Meeting and wish to vote in person, you may do so even though you previously submitted or appointed a proxy. Your vote is very important, regardless of the number of shares you own. Accordingly, please submit your proxy whether or not you plan to attend the Special General Meeting in person.

Only holders of record of Golden Ocean common shares at the close of business on July 16, 2025, the record date for the Special General Meeting, are entitled to notice of, and to vote at, the Special General Meeting and any adjournments thereof, and only holders of record of Golden Ocean common shares are entitled to exercise the appraisal rights conferred on dissenting shareholders by Bermuda law. Each Golden Ocean common share entitles its holder to one vote on all matters that come before the Special General Meeting.

Please note, however, that if you hold your Golden Ocean common shares as of the record date in “street name” through a broker, bank, trustee or other nominee and you wish to vote at the meeting, you must obtain a legal proxy in your name from your broker, bank, trustee or other nominee and present it to the inspector of election with your ballot when you vote at the Special General Meeting. Please also bring to the Special General Meeting your account statement or letter from your bank or broker evidencing your beneficial ownership of Golden Ocean common shares as of the record date and valid government-issued photo identification.

No shareholder shall be entitled to attend the Special General Meeting unless written notice of the intention to attend and vote in person or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially-certified copy of that power of attorney, is sent to the Golden Ocean Secretary, to reach the registered office of Golden Ocean by not later than 48 hours before the time for holding the meeting or adjournment thereof.

If you have questions about the Bye-law Amendment, the Merger or the Special General Meeting, need additional copies of this proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, you may contact Golden Ocean at Golden Ocean Group Limited, 14 Par-la-Ville Road, PO Box HM 1593, Hamilton HM 08, Bermuda, call +1 (441) 295-6935 or email ir@goldenocean.no.

By Order of the Board of Directors,

/s/ Patrick De Brabandere

FREQUENTLY USED TERMS

“Adverse Recommendation Change”	means to, directly or indirectly, qualify, withdraw, modify or amend in a manner adverse to CMB.TECH, the recommendation of either the Golden Ocean board of directors or the Golden Ocean Transaction Committee, or recommend an Acquisition Proposal (as such term is defined in the Merger Agreement which is attached to this proxy statement/prospectus as Annex A) or publicly propose to do any of the foregoing.

“BCA”	means the Companies Act 1981, as amended of Bermuda.

“BCCA”	means the Belgian Code of Companies and Associations adopted by the Act of March 23, 2019, as amended and replaced from time to time.

“Bermuda Court”	means the Supreme Court of Bermuda.

“Bermuda Merger”	means the merger pursuant to the provisions of the BCA of Golden Ocean with and into Merger Sub, with Merger Sub continuing its corporate existence as the Surviving Company.

“Bermuda Merger Agreement”	means a Bermuda statutory merger agreement among Golden Ocean, CMB.TECH and Merger Sub substantially in the form of the agreement, substantially in the form attached as Exhibit A to the Merger Agreement.

“Bermuda Merger Application”	means an application for registration of the Surviving Company in Bermuda.

“Bye-law Amendment”	means a proposal for the approval of an amendment to the bye-laws of Golden Ocean to clarify any ambiguity that the required shareholder voting majority for a merger of Golden Ocean is a simple majority of the votes cast at a general meeting of Golden Ocean shareholders.

“Certificate of Merger”	means the certificate of merger with respect to the Bermuda Merger issued by the Registrar.

“CIT”	means the Bermuda corporate income tax pursuant to the CIT Act.

“CIT Act”	means the Bermuda Corporate Income Tax Act 2023 of December 27, 2023.

“Closing”	means the closing of the Merger, including the Contribution in Kind and issuance of the Merger Consideration to the Exchange Agent, as described in the Merger Agreement.

“Closing Date”	means the date on which the Closing of the Merger is completed, as described in the Merger Agreement.

“CMB.TECH”	means CMB.TECH NV, a public limited liability company (naamloze vennootschap/société anonyme) incorporated under the laws of Belgium.

“CMB.TECH Articles of Association”	means CMB.TECH’s coordinated articles of association.

“CMB.TECH ordinary shares”	means the ordinary shares, no par value, of CMB.TECH.

“Code”	means the U.S. Internal Revenue Code of 1986.

“Combined Company”	means CMB.TECH following the consummation of the Merger and other transactions set forth in the Merger Agreement.

“Combined Fleet”	means the vessels of the Combined Company.

“Contributing Golden Ocean Shareholders”	means the holders of Golden Ocean common shares immediately prior to the Effective Time (other than Golden Ocean, CMB.TECH, Merger Sub or their respective subsidiaries).

“Contribution in Kind”	means the contribution of the Surviving Company Shares into CMB.TECH by means of a Belgian law capital increase following a contribution in kind (“inbreng in natura/apport en nature”) as set out in articles 7:196 and 7:197 of the BCCA.

“Dissenting Golden Ocean Common Shares”	means all Golden Ocean common shares held by a Dissenting Shareholder.

“Dissenting Shareholder”	means Golden Ocean shareholders who (1) do not vote in favor of the Merger proposal at the Special General Meeting, (2) comply with all of the provisions of the BCA concerning the right of Golden Ocean’s shareholders to require appraisal of their Golden Ocean common shares pursuant to the BCA, and (3) make an application to the Bermuda Court pursuant to Section 106(6) of the BCA.

“DNB Carnegie”	means DNB Carnegie (formerly known as DNB Markets), part of DNB Bank ASA.

“dwt”	means deadweight tons.

“Effective Time”	means the effective time of the Bermuda Merger as stipulated on the Certificate of Merger issued by the Registrar in accordance with the BCA.

“End Date”	means December 31, 2025 (as it may be extended).

“EU Exemption Document”	means the prospectus exemption document CMB.TECH prepared in connection with (i) the admission to trading of the Merger Consideration on Euronext Brussels in accordance with article 1, section 5, (f) of the EU Prospectus Regulation 2017/1129 and (ii) the contemplated secondary listing of the Combined Company’s shares on Euronext Oslo.

“Euronext Brussels”	means Euronext Brussels, a regulated market in Brussels, operated by Euronext Brussels SA/NV.

“Euronext Oslo”	means Euronext Oslo Børs, a regulated marked operated by the Oslo Stock Exchange.

“Exchange Act”	means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Agent”	means Computershare, Inc. and its wholly-owned subsidiary Computershare Trust Company, N.A.

“Exchange Ratio”	means 0.95 of CMB.TECH ordinary share, subject to adjustment pursuant to the terms of the Merger Agreement.

“Form F-4 Registration Statement”	means this registration statement on Form F-4, of which this proxy statement/prospectus forms a part.

“Golden Ocean”	means Golden Ocean Group Limited, an exempted company limited by shares incorporated under the laws of Bermuda.

“Golden Ocean common shares”	means the common shares, par value $0.05 per share, of Golden Ocean.

“Golden Ocean Transaction Committee”	means the special transaction advisory committee formed by the Golden Ocean board of directors comprised solely of disinterested directors for the purpose of considering, evaluating, negotiating and making recommendations to the Golden Ocean board of directors regarding the Merger and Merger Agreement.

“Hemen”	means Hemen Holding Limited, a private limited liability company incorporated and existing under the laws of Cyprus and Golden Ocean’s former largest shareholder prior to the Share Acquisition.

“IASB”	means the International Accounting Standards Board.

“IFRS”	means International Financial Reporting Standards.

“IRS”	means the U.S. Internal Revenue Service.

“Management Board”	means the management board of CMB.TECH.

“Merger”	means the Bermuda Merger and the Contribution in Kind and CMB.TECH’s issuance of the Merger Consideration shares to the Contributing Golden Ocean Shareholders, as contemplated by the Merger Agreement.

“Merger Agreement”	means that certain Agreement and Plan of Merger, dated May 28, 2025, among CMB.TECH, Golden Ocean and Merger Sub.

“Merger Consideration”	means 0.95 CMB.TECH ordinary shares per Golden Ocean common share that the Contributing Golden Ocean Shareholders own (subject to adjustment, pursuant to the terms of the Merger Agreement).

“Merger Proposal”	means the proposal to approve the Merger Agreement, dated as of May 28, 2025, by and among Golden Ocean, CMB.TECH and Merger Sub, the Bermuda Merger Agreement and the transactions contemplated thereby, including the (i) merger of Golden Ocean with and into Merger Sub, with Merger Sub continuing its corporate existence as the surviving company and as a wholly-owned subsidiary of CMB.TECH, (ii) cancellation, at the Effective Time, of each Golden Ocean common share, issued and outstanding immediately prior to such time, and the automatic conversion of such shares (other than Golden Ocean common shares that Golden Ocean, CMB.TECH, Merger Sub or their respective subsidiaries own) into the right to receive 0.95 CMB.TECH ordinary shares, subject to adjustment pursuant to the terms of the Merger Agreement, and (iii) the appointment of the Exchange Agent to act as agent for the Merger and, among other things, to act as agent solely in the name and on behalf of and for the account and benefit of the Contributing Golden Ocean Shareholders, with the right of sub-delegation, for the purpose of facilitating the execution and implementation of the Contribution in Kind, including, but not limited to, representing the Contributing Golden Ocean Shareholders at the Closing, contributing the Surviving Company Shares to CMB.TECH by way of a capital increase following an “inbreng in natura/apport en nature” as set out in the BCCA, receiving the Merger Consideration and delivering it to such Contributing Golden Ocean Shareholders.

“Merger Sub”	means CMB.TECH Bermuda Ltd., an exempted company limited by shares incorporated under the laws of Bermuda.

“Nasdaq”	means the Nasdaq Global Select Market.

“Non-U.S. Holder”	means a beneficial owner of Golden Ocean common shares or CMB.TECH ordinary shares that is not a U.S. Holder and is not an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes.

“NYSE”	means the New York Stock Exchange.

“proxy solicitor”	means Broadridge Financial Solutions, Inc.

“Registrar”	means the Registrar of Companies in Bermuda.

“SEC”	means the U.S. Securities and Exchange Commission.

“Securities Act”	means the U.S. Securities Act of 1933, as amended.

“Share Acquisition”	means Merger Sub’s acquisition of all Golden Ocean common shares owned by Hemen pursuant to the Share Purchase Agreement.

“Share Purchase Agreement”	means the certain share purchase agreement, dated March 4, 2025, between Merger Sub and Hemen.

“Special General Meeting”	means the special general meeting of shareholders of Golden Ocean to be held on August 19, 2025.

“Specified Approvals”	means the amendments, consents or waivers identified in Golden Ocean’s disclosure letter.

“Supervisory Board”	means the supervisory board of CMB.TECH.

“Surviving Company”	means Merger Sub as the surviving company of the Bermuda Merger.

“Surviving Company Shares”	means common shares of the Surviving Company, par value $0.01 per share.

“Term Sheet”	means the term sheet dated April 22, 2025, between CMB.TECH and Golden Ocean for a contemplated stock-for-stock merger, with CMB.TECH as the surviving entity.

“U.S.”	means the United States of America.

“U.S. GAAP”	means U.S. generally accepted accounting principles.

“U.S. Holder”	means a beneficial owner of Golden Ocean common shares or CMB.TECH ordinary shares that is (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any state thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of the source of that income or (iv) a trust if it (A) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) was in existence on August 20, 1996 and has properly elected under applicable U.S. Treasury regulations to be treated as a U.S. person.

“VPS”	means the Norwegian central securities depository, Euronext Securities Oslo (Verdipapirsentralen).

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL GENERAL MEETING

The following are answers to some questions that you, as a shareholder of Golden Ocean, may have regarding the Merger and the matters being considered at the Special General Meeting. You are urged to carefully read the remainder of this proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the Merger and the Special General Meeting. Additional important information is also contained in the annexes to this proxy statement/prospectus and the section entitled “Where You Can Find More Information” beginning on page 145. Information presented in this section and otherwise in this proxy statement/prospectus is forward-looking in nature, and, therefore, you should read it in light of the factors discussed under the section captioned “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 32.

Q:	Why am I receiving this proxy statement/prospectus?

A:

Golden Ocean, CMB.TECH and Merger Sub have entered into the Merger Agreement pursuant to which, among other things, Golden Ocean will merge with and into Merger Sub, with Merger Sub continuing its corporate existence as the surviving company in the Merger and as a wholly-owned subsidiary of CMB.TECH. You are receiving this proxy statement/prospectus describing the matters to be considered and voted on at a special general meeting of the Golden Ocean shareholders in connection with the solicitation by the Golden Ocean board of directors of proxies from holders of Golden Ocean common shares to vote in favor of (i) Bye-law Amendment and (ii) the Merger Agreement, the Bermuda Merger Agreement and the transactions contemplated thereby, including the Merger and the appointment of the Exchange Agent to act as agent for the Merger and, among other things, to act as agent solely in the name and on behalf of and for the account and benefit of the Contributing Golden Ocean Shareholders, with the right of sub-delegation, for the purpose of facilitating the execution and implementation of the contribution of the Surviving Company Shares to CMB.TECH by way of a capital increase following a contribution in kind (“inbreng in natura/apport en nature”) as set out in the Belgian Code of Companies and Associations (the “Contribution in Kind”), and receiving the Merger Consideration and delivering it to such Contributing Golden Ocean Shareholders (the “Merger Proposal”).

Golden Ocean is holding a Special General Meeting to obtain the approval of the Golden Ocean shareholders of the Bye-law Amendment and the Merger Proposal. Approval of the Bye-law Amendment by a simple majority of the votes cast at the Special General Meeting by holders of the issued and outstanding Golden Ocean common shares is required to effect the Bye-law Amendment. Approval of the Merger Proposal by, subject to the approval of the Bye-law Amendment, at least a simple majority of the votes cast at the Special General Meeting by holders of the issued and outstanding Golden Ocean common shares is required for the completion of the Merger. Completion of the Merger is not conditioned on the approval of the Bye-law Amendment.

This proxy statement/prospectus constitutes both a proxy statement of Golden Ocean and a prospectus of CMB.TECH. It is a proxy statement because the Golden Ocean board of directors is soliciting proxies from its shareholders. It is a prospectus because CMB.TECH will issue its ordinary shares as consideration to the Contributing Golden Ocean Shareholders pursuant to the Merger Agreement.

Your vote is very important, regardless of the number of shares you own. Accordingly, please submit your proxy whether or not you plan to attend the Special General Meeting in person. Proxies must be received by August 15, 2025.

Q:	What is the proposed Merger, and what effects will it have on Golden Ocean?

A:

If the requisite number of Golden Ocean common shares approve the Merger Proposal, and the other closing conditions under the Merger Agreement are satisfied or waived, Golden Ocean will merge with and into Merger Sub, with Merger Sub continuing as the surviving company. Additionally, each issued and outstanding Golden Ocean common share that the Contributing Golden Ocean Shareholders hold will ultimately be converted into the right to receive 0.95 CMB.TECH ordinary shares, subject to adjustment pursuant to the terms of the Merger Agreement.

Q:	What is the Bye-law Amendment?

A:

You are being asked to vote to approve a proposal for an amendment to the bye-laws of Golden Ocean to clarify any ambiguity that the required shareholder voting majority for a merger of Golden Ocean is a simple majority of the votes cast at a general meeting of Golden Ocean shareholders. Approval of the Bye-law Amendment by a simple majority of the votes cast at the Special General Meeting by holders of the issued and outstanding Golden Ocean common shares is required to effect the Bye-law Amendment.

In 2022, the annual general meeting of Golden Ocean shareholders approved an amendment to its bye-laws (i) defining an “Ordinary Resolution” as a resolution passed by a simple majority of votes cast at a general meeting of Golden Ocean shareholders and (ii) determining that at any general meeting of Golden Ocean shareholders two or more shareholders present in person or by proxy throughout the meeting shall form a quorum for the transaction of business (including for greater certainty any Ordinary Resolution for the amalgamation or merger of the company).

Based on its amended and restated bye-laws, Golden Ocean indicates in its annual reports on Form 20-F that any plan of merger or amalgamation must be authorized by the resolution of its shareholders approved by a simple majority of votes cast at a general meeting of the company at which a quorum of two or more shareholders are in attendance in person or by proxy throughout such meeting.

To clarify any ambiguity that, in line with the intention of the change made by the shareholder approval to change the bye-laws in 2022, an amalgamation or merger of Golden Ocean can be approved by Ordinary Resolution, i.e. simple majority of votes cast at a general meeting of Golden Ocean shareholders, the Golden Ocean board of directors proposes that shareholders approve the Bye-law Amendment.

Q:	What am I being asked to vote on?

A:

You are being asked to vote to approve (i) the Bye-law Amendment and (ii) the Merger Proposal. As a condition to the completion of the Merger, the Special General Meeting must approve the Merger Proposal. Completion of the Merger is not conditioned on the approval of the Bye-law Amendment. CMB.TECH, indirectly through Merger Sub, owns approximately 49.4% of the issued and outstanding Golden Ocean common shares (excluding treasury shares), and has agreed, pursuant to the Merger Agreement (subject to certain exceptions), to vote those shares in favor of the proposals at the Special General Meeting. For more information, see “The Merger Agreement – Voting Undertaking.”

Q:	What will I receive for my Golden Ocean common shares if the Merger is completed?

A:

At the Effective Time, each issued and outstanding Golden Ocean common share will be canceled, and such shares (other than those shares that CMB.TECH, Merger Sub, Golden Ocean or any of their respective subsidiaries own) will be automatically converted into the right to receive 0.95 CMB.TECH ordinary shares, subject to adjustment pursuant to the terms of the Merger Agreement (the “Exchange Ratio”) in the following manner: (i) at the Effective Time, each such Golden Ocean common share will be automatically converted into one Surviving Company Share, and (ii) on the Closing Date, each such Surviving Company Share will be contributed to CMB.TECH by way of the Contribution in Kind in exchange for 0.95 CMB.TECH ordinary shares, subject to any adjustments pursuant to the terms of the Merger Agreement.

Subject to, among other things, approvals from the NYSE and Euronext Oslo as well as publication of the EU Exemption Document, Contributing Golden Ocean Shareholders that own Golden Ocean common shares that trade on Nasdaq will receive their portion of the Merger Consideration in CMB.TECH ordinary shares that trade on the NYSE, and Contributing Golden Ocean Shareholders that own Golden Ocean common shares that trade on Euronext Oslo (as recorded in the Norwegian central securities depository,

Euronext Securities Oslo (Verdipapirsentralen) (“VPS”)) will receive their portion of the Merger Consideration in CMB.TECH ordinary shares that are expected to be registered in VPS and trade on Euronext Oslo shortly after completion of the Merger.

For the purpose of giving effect to the Contribution in Kind, the Exchange Agent has been appointed, subject to approval by the Special General Meeting, and CMB.TECH and Golden Ocean have entered into an agreement with the Exchange Agent under which it will be authorized to act as agent for the Contributing Golden Ocean Shareholders, with the right of sub-delegation, for the Merger and, among other things, to act as agent solely in the name and on behalf of and for the account and benefit of the Contributing Golden Ocean Shareholders, to effect the Contribution in Kind and the receipt of the Merger Consideration and delivery thereof to such shareholders.

The aggregate number of CMB.TECH ordinary shares issued pursuant to the Merger may be adjusted if, prior to the Effective Time, (i) the outstanding number of CMB.TECH ordinary shares or Golden Ocean common shares has changed into a different number of shares or a different class by reason of any stock dividend or distribution, subdivision, reclassification, recapitalization, stock split, reverse stock split, stock consolidation, combination, repurchase, exchange of shares or other similar change or event or (ii) the outstanding number of CMB.TECH ordinary shares or Golden Ocean common shares has changed into a different number of shares or a different class by reason any issuance of additional shares of stock, CMB.TECH or Golden Ocean has issued any securities of a different class or type other than the CMB.TECH ordinary shares or Golden Ocean common shares, or CMB.TECH or Golden Ocean has issued a cash dividend or other distribution, in accordance with the Merger Agreement. Any Golden Ocean common shares that Golden Ocean, CMB.TECH, Merger Sub or their respective subsidiaries hold will be canceled, and no consideration will be delivered for those canceled shares. The Exchange Ratio and the Merger Consideration will not be adjusted to reflect changes in the price of Golden Ocean common shares or CMB.TECH ordinary shares prior to the Effective Time.

The value which the Merger Consideration represents on the basis of the market price of CMB.TECH ordinary shares will increase or decrease in accordance with fluctuations in such market price. You should obtain current share price quotations of CMB.TECH ordinary shares, which are listed on the NYSE and Euronext Brussels under the symbol “CMBT.” Golden Ocean common shares are listed on Nasdaq and Euronext Oslo under the symbol “GOGL.” Based on the closing price of CMB.TECH ordinary shares on the NYSE of $8.87 on April 22, 2025, the last trading day before the public announcement of the Merger, which occurred prior to the open of trading on April 23, 2025, the Exchange Ratio represented approximately $8.43 in CMB.TECH ordinary shares for each Golden Ocean common share. Based on the closing price of CMB.TECH ordinary shares on the NYSE of  $9.21 on July 15, 2025, the latest practicable date before the date of this proxy statement/prospectus, the Exchange Ratio represented approximately $8.75 in CMB.TECH ordinary shares for each Golden Ocean common share.

CMB.TECH will not issue any fractional ordinary shares. Instead, each record holder of Golden Ocean common shares otherwise entitled to a fraction of a CMB.TECH ordinary share (after aggregating all fractional shares of CMB.TECH ordinary shares to be received by such person) will be entitled to receive an amount of cash (without interest, rounded to the nearest whole cent) equal to the product of (i) such fraction and (ii) $14.49 (subject to adjustment, pursuant to the terms of the Merger Agreement). Holders of Golden Ocean common shares otherwise entitled to a fraction of a CMB.TECH ordinary share that hold shares through a bank, broker, trustee or other nominee will receive cash in lieu of fractional shares, if any, determined in accordance with the policies of such bank, broker, trustee or other nominee. For more information, the section entitled “The Merger - Merger Consideration.”

Q:	What respective equity stakes will CMB.TECH ordinary shareholders and Golden Ocean common shareholders hold in the Combined Company immediately following the Merger?

A:	As of the date of this proxy statement/prospectus, based on the current number of CMB.TECH ordinary shares and Golden Ocean common shares issued and outstanding, the parties estimate that, immediately following completion of the Merger, pre-Merger CMB.TECH shareholders and former Golden Ocean shareholders will own approximately 66.9% and 33.1%, respectively, of the CMB.TECH ordinary shares outstanding, excluding CMB.TECH ordinary shares held in treasury. The relative ownership of CMB.TECH ordinary shareholders and Golden Ocean common shareholders in the Combined Company immediately following the Merger will depend on the number of CMB.TECH ordinary shares and Golden Ocean common shares issued and outstanding immediately prior to the Merger.

Q:	Where will the CMB.TECH ordinary shares be listed?

A:

CMB.TECH has agreed to apply to list all of the CMB.TECH ordinary shares to be issued in connection with the Merger on the NYSE and on Euronext Brussels and, subject to consummation of the Merger, to use its reasonable best efforts to cause the CMB.TECH ordinary shares to be approved for a secondary listing on Euronext Oslo as soon as possible after completion of the Merger.

Q:	How has the announcement of the Merger affected the trading price of Golden Ocean common shares?

A:

On April 22, 2025, the last trading date before the public announcement of the Merger, Golden Ocean common shares closed on Nasdaq at $7.04 per share. On July 15, 2025, the trading date immediately prior to the date of this proxy statement/prospectus, the Golden Ocean common shares closed on Nasdaq at $8.20 per share.

Q:	What is a proxy?

A:

A proxy is your legal designation of another person, referred to as a “proxy”, to vote your Golden Ocean common shares. The written document describing the matters to be considered and voted on at the Special General Meeting is called a “proxy statement/prospectus.” The document used to designate a proxy to vote your Golden Ocean common shares is called a “proxy card.” The Golden Ocean board of directors has designated James Ayers, Jonathan Burnett and Colleen Simmons, officers of Golden Ocean, or the chairman of the Special General Meeting, each as proxy, with full power of substitution to vote any and all Golden Ocean common shares at the Special General Meeting.

Q:	How may I vote?

A:

For Golden Ocean common shareholders of record: If you are eligible to vote at the Special General Meeting and are a shareholder of record, you may grant your proxy, give voting instructions and/or cast your shares in any of four ways:

•	by voting over the Internet using the website indicated on the enclosed proxy card;

•	by telephone using the toll-free number on the enclosed proxy card;

•	by signing, dating and returning the enclosed proxy card in the postage-paid envelope provided; or

•	by attending the Special General Meeting and voting by ballot.

If you hold your Golden Ocean common shares in “street name” you must instruct your broker, bank, trust or other nominee how to vote your shares; otherwise, because the proposals described herein are “non-routine matters,” your broker, bank, trust or other nominee would not have discretionary authority to vote your shares on the proposals described herein. Your broker, bank, trust or other nominee has enclosed a voting instruction form with this proxy statement/prospectus. We encourage you to authorize your broker, bank, trust or other nominee to vote your shares “FOR” the Bye-law Amendment, “FOR” the Merger Proposal and “FOR” the approval of the proposal to approve adjournments of the Special General Meeting, if necessary, to permit, among other things, further solicitation of proxies if there are not sufficient votes at the time of the meeting to approve the Bye-law Amendment or the Merger Proposal by following the instructions provided on the voting instruction form.

If you submit your proxy by internet, telephone or mail, and you do not subsequently revoke your proxy, your Golden Ocean common shares will be voted in accordance with your instructions.

Even if you plan to attend the Special General Meeting and vote by ballot, you are encouraged to vote your Golden Ocean common shares by proxy. You may still vote your Golden Ocean common shares by ballot at the Special General Meeting even if you have previously voted by proxy, in which case your previous vote by proxy will not be counted.

Q:	When and where is the Golden Ocean Special General Meeting?

A:

The Special General Meeting of shareholders of Golden Ocean will be held at Hamilton Princess and Beach Club, 76 Pitts Bay Road, Hamilton HM 08, Bermuda, at 9:00 a.m. local time, on August 19, 2025, unless adjourned to a later time and date.

Q:	Who can vote at the Special General Meeting and how many votes do I have?

A:

Shareholders of record as of the close of business on July 16, 2025, the record date for the Special General Meeting, are entitled to receive notice of and to vote at the Special General Meeting. As of the close of business on the record date, there were 199,403,293 Golden Ocean common shares issued and outstanding and entitled to vote at the Special General Meeting. You may vote all of the Golden Ocean common shares you owned as of the close of business on the record date. All Golden Ocean common shares that were outstanding as of the close of business on the record date are entitled to one vote per share.

Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A:

Some of the Golden Ocean common shareholders hold their shares in “street name” through a broker, bank, trustee or other nominee rather than directly in their own names. As summarized below, there are some distinctions between shares held of record and those owned beneficially:

•

Shareholder of record: If your Golden Ocean common shares are registered directly in your name in Golden Ocean’s register of shareholders held with Golden Ocean’s transfer agent, Computershare Trust Company, N.A., then you are considered the shareholder of record of those shares, and Golden Ocean is sending these proxy materials directly to you. As the shareholder of record, you have the right to grant a proxy or vote in person at the meeting.

•

Beneficial owner: If you hold your Golden Ocean common shares in a stock brokerage account or otherwise through a broker, bank, trustee or other nominee, then you are considered to be the beneficial owner of shares held in “street name”, and your broker, bank, trustee or other nominee is forwarding these proxy materials to you, and you are not considered the shareholder of record of those shares. As the beneficial owner, you have the right to direct your broker, bank, trustee or other nominee on how to vote your Golden Ocean common shares. You are also invited to attend the Special General Meeting. However, because you are not the shareholder of record, you may not vote these shares in person at the meeting unless you obtain a legal proxy in your name from your broker, bank, trustee or other nominee and present it to the inspector of election with your ballot when you vote at the Special General Meeting. You would also need to bring to the Special General Meeting your account statement or letter from your bank, broker, trustee or other nominee evidencing your beneficial ownership of Golden Ocean common shares as of the record date and valid government-issued photo identification.

Q:	What shareholder approvals are being sought?

A:

The Bye-law Amendment is required to be approved by a simple majority of the votes cast at the Special General Meeting by holders of issued and outstanding Golden Ocean common shares represented and voting at the Special General Meeting.

The Merger Proposal is required to be approved by at least a simple majority (or 75% if the Bye-law Amendment is not approved) of the votes cast at the Special General Meeting by the holders of issued and outstanding Golden Ocean common shares represented and voting at the Special General Meeting.

If Golden Ocean does not obtain the approval of the Merger Proposal, the Merger will not be completed. Completion of the Merger is not conditioned on the approval of the Bye-law Amendment or the proposal to approve adjournments of the Special General Meeting, if necessary, to permit, among other things, further solicitation of proxies if there are not sufficient votes at the time of the meeting to approve the Bye-law Amendment or the Merger Proposal.

Q:	How does the Golden Ocean board of directors recommend that I vote?

A:

On May 28, 2025, the Golden Ocean board of directors, after considering various factors, including the unanimous recommendation of Golden Ocean’s senior management, the Golden Ocean Transaction Committee and a fairness opinion from DNB Carnegie (formerly known as DNB Markets, part of DNB Bank ASA) (“DNB Carnegie”) dated April 22, 2025, and the other factors described in the section of the proxy statement/prospectus entitled “The Merger – Golden Ocean’s Reasons for the Merger; Recommendation of the Golden Ocean Board of Directors,” has unanimously (i) determined and declared that the Merger Consideration constitutes fair value for each Golden Ocean common share in accordance with the BCA, and that the Merger Agreement, the Bermuda Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, are advisable and fair to, and in the best interests of, the Golden Ocean shareholders; (ii) approved and authorized the Merger Agreement, the Bermuda Merger Agreement and the transactions contemplated thereby, including the Merger; (iii) directed that the Merger Agreement and the Bermuda Merger Agreement be submitted to Golden Ocean shareholders for consideration at the Special General Meeting; and (iv) recommended that Golden Ocean shareholders vote “FOR” the Bye-law Amendment, “FOR” the proposal to approve and authorize the Merger Agreement, the Bermuda Merger Agreement and the transactions contemplated thereby, including the Merger and “FOR” the approval of the proposal to approve adjournments of the Special General Meeting, if necessary, to permit, among other things, further solicitation of proxies if there are not sufficient votes at the time of the meeting to approve the Bye-law Amendment or the Merger Proposal.

Q:	Did the Golden Ocean board of directors obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Merger?

A:

Yes. On April 16, 2025, at a meeting of the Golden Ocean board of directors held to evaluate the Merger, DNB Carnegie presented to the Golden Ocean Transaction Committee an oral opinion, which DNB Carnegie confirmed by the delivery of a written opinion dated April 22, 2025, to the effect that, as of that date, and based upon and subject to various assumptions, matters considered and limitations described in its opinion, the Exchange Ratio provided for in the Merger was fair, from a financial point of view, to holders of Golden Ocean common shares. The full text of the opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by DNB Carnegie. The written opinion is attached to this proxy statement/prospectus as Annex B and is incorporated herein by reference. DNB Carnegie provided the opinion for the benefit of the Golden Ocean Transaction Committee in connection with, and for the purpose of, their evaluation of the Merger, and it addresses only the fairness of the Exchange Ratio in the Merger from a financial point of view and does not address any other aspect of the Merger or any related transaction. The opinion does not address the relative merits of the Merger or any related transaction as compared to other business strategies or transactions that might be available with respect to Golden Ocean or Golden Ocean’s underlying business decision to effect the Merger or any related transaction. The opinion does not constitute a recommendation to any shareholder as to how to vote or act with respect to the Merger or any related transaction. Holders of Golden Ocean common shares are encouraged to read it carefully in its entirety. For more information, see the section entitled “The Merger – Opinion of DNB Carnegie, Golden Ocean’s Financial Advisor.”

Q:	Do any of Golden Ocean’s directors or officers have interests in the Merger that may be in addition to or differ from those of Golden Ocean shareholders generally?

A:

Yes. In considering the recommendation of the Golden Ocean board of directors with respect to the approval of the Merger Proposal, you should be aware that Golden Ocean’s directors and executive officers may have interests in the Merger different from, or in addition to, the interests of Golden Ocean shareholders generally. These interests include that two of the directors who currently serve on the Golden Ocean board of directors are also members of CMB.TECH’s Supervisory Board. These two members are not members of the Golden Ocean Transaction Committee.

For a description of the interests of Golden Ocean’s directors and executive officers in the Merger, see the section entitled “The Merger – Interests of Golden Ocean’s Directors and Executive Officers.”

Q:	How do I obtain a proxy card?

A:	You will receive a copy of the proxy statement/prospectus and a proxy card in the mail. If you lose, misplace or otherwise need to obtain a proxy card, please follow the applicable procedure below:

For Golden Ocean common shareholders of record: please follow the instructions provided on the voting instruction form.

For holders in “street name”: please contact your account representative at your broker, bank, trustee or other similar nominee.

Q:	What if I do not vote or do not fully complete my proxy card?

A:

If you do not vote your Golden Ocean common shares with respect to the proposal to approve the Bye-law Amendment or the Merger Proposal, including the transactions contemplated thereby, it will not have any effect on the outcome of the proposals. However, if the Merger Proposal is approved and the Merger is completed, each of your Golden Ocean common shares will be canceled and automatically converted into the right to receive your respective portion of the Merger Consideration, even though you did not vote. See “What will I receive for my Golden Ocean common shares if the Merger is completed?” If you are a shareholder of record and you properly sign, date and return a proxy card, but without specifying the manner in which you would like your Golden Ocean common shares to be voted with respect to the Bye-law Amendment or the Merger Proposal, your Golden Ocean common shares will be voted “FOR” approval of the Bye-law Amendment, “FOR” approval of the Merger Proposal and “FOR” the approval of the proposal to approve adjournments of the Special General Meeting, if necessary, to permit, among other things, further solicitation of proxies if there are not sufficient votes at the time of the meeting to approve the Bye-law Amendment or the Merger Proposal.

Q:	What do I need to do now?

A:

After carefully reading and considering the information contained in this document, please submit your vote in accordance with the instructions set forth in the enclosed proxy card as soon as possible so that your shares may be voted at the Special General Meeting. See the section entitled “The Special General Meeting.”

If you are a beneficial owner, you should instruct your bank, broker, trustee or other nominee to vote your Golden Ocean common shares. If you do not instruct your bank, broker, trustee or other nominee, it will not be able to vote your Golden Ocean common shares. Please check with your bank, broker, trustee or other nominee and follow the voting procedures it provides. Your bank, broker, trustee or other nominee will advise you whether you may submit voting instructions by telephone or via the Internet. See the section entitled “The Special General Meeting - Voting; Proxies.”

Q:	If my bank, broker, trustee or other nominee holds my shares in “street name,” will it vote my shares for me?

A:

You should instruct your bank, broker, trustee or other nominee to vote your shares. If you do not instruct your bank, broker, trustee or other nominee, it will not be able to vote your shares. Please check with your bank, broker, trustee or other nominee and follow the voting procedures that it provides. Your bank, broker, trustee or other nominee will advise you whether you may submit voting instructions by telephone or via the Internet. See the section entitled “The Special General Meeting – Voting; Proxies.”

Q:	Should I send in my share certificate(s) now?

A:

No. If you are a record holder, after the Merger is consummated, under the terms of the Merger Agreement, you will receive a letter of transmittal instructing you to send your share certificate(s) to the paying agent in order to receive the Merger Consideration for each Golden Ocean common share represented by such share certificate(s). You should use that letter of transmittal to exchange your share certificates for the Merger Consideration to which you are entitled upon Closing. If you hold your shares in “street name” (including those Golden Ocean shareholders that hold shares through VPS in Oslo), please contact your broker, bank, trust or other nominee for information as to how it will effect the surrender of your Golden Ocean common shares in exchange for the Merger Consideration in accordance with the terms of the Merger Agreement. Please do not send in your share certificates now.

Q:	If I am a Golden Ocean shareholder of record but do not know where my share certificates are, how will I get the Merger Consideration for my Golden Ocean common shares?

A:

If the Merger is consummated, the transmittal materials that you will receive after Closing will include the procedures that you must follow if you cannot locate your share certificate(s). This will include an affidavit that you will need to sign attesting to the loss of your share certificates. You may also be required to post a bond as indemnity against any potential loss. If you hold your shares in “street name”, you will not have a share certificate, and your broker or other such institution will transmit your Golden Ocean common shares.

Q:	May I change or revoke my vote after I have submitted a proxy?

A:	Yes. If you have not voted through your bank, broker, trustee or other nominee, there are three ways you can change your vote after you have submitted your proxy:

•	First, you may complete and submit a written notice to the corporate secretaries of Golden Ocean at the addresses below:

Golden Ocean Group Limited

Par-la-Ville Place, 14 Par-la-Ville Road

Hamilton, HM 08

Bermuda

Attention: James Ayers

•

Second, you may complete and submit a new proxy card or vote in accordance with the instructions included on the relevant proxy card. Your latest vote that Golden Ocean actually receives before the Special General Meetings will be counted, and any earlier votes will be revoked.

•

Third, you may attend the Special General Meetings and vote in person. Any earlier proxy will thereby be revoked. However, simply attending the meeting without voting will not revoke any earlier proxy you may have given.

If you have instructed a bank, broker, trustee or other nominee to vote your shares, you must follow the directions that it provides to you.

Q:	If I want to attend the Special General Meeting, what do I do?

A:

Golden Ocean shareholders can attend the Special General Meeting at Hamilton Princess and Beach Club, 76 Pitts Bay Road, Hamilton HM 08, Bermuda, at 9:00 a.m. local time, on August 19, 2025. Shareholders of record as of the record date for the Special General Meeting can vote in person at the Special General Meeting, but must bring a valid, government-issued form of photo identification. If you hold your Golden Ocean common shares in “street name” as of the record date for the Special General Meeting, then you are not the shareholder of record and you must bring to the Special General Meeting, in addition to the account statement or letter from your broker, bank, trustee or other nominee evidencing your beneficial ownership of Golden Ocean common shares as of the record date and valid government-issued form of photo identification, a legal proxy in your name from your broker, bank, trustee or other nominee and present it to the inspector of election with your ballot.

Q:	I understand that a quorum is required in order to conduct business at the Special General Meeting. What constitutes a quorum?

A:

The presence in person or by proxy of two or more Golden Ocean shareholders entitled to vote at the Special General Meeting constitutes a quorum; provided, however, that if Golden Ocean shall have only one shareholder, one shareholder present in person or by proxy shall constitute the necessary quorum. As of the close of business on July 15, 2025, the last date before the date of this proxy statement/prospectus for which it was practicable to obtain this information, there were 199,403,293 Golden Ocean common shares outstanding and entitled to be voted at the Special General Meeting. If you submit a properly executed proxy by Internet, telephone or mail, the proxyholder will be considered a part of the quorum. In addition, abstentions and broker non-votes will be counted for purposes of establishing a quorum. If you hold your shares in “street name” and give voting instructions to your bank, broker, trustee or other nominee with respect to one of the proposals described in this proxy statement/prospectus, then those shares will be voted and counted for purposes of establishing a quorum at the Special General Meeting.

Q:	What happens if I transfer or sell my Golden Ocean common shares before the Special General Meeting or before completion of the Merger?

A:

If you transfer or sell your Golden Ocean common shares after the record date but before the Special General Meeting, you will retain your right to vote at the Special General Meeting. However, you will have transferred the right to receive your respective portion of the Merger Consideration. In order to receive the Merger Consideration, you must hold your Golden Ocean common shares through the Effective Time.

Q:	What if I receive more than one set of voting materials?

A:

You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus, the proxy card or the voting instruction form. This can occur if you hold your Golden Ocean common shares in “street name” in more than one brokerage account, if you hold some shares directly as a holder of record and also some in “street name,” or otherwise through another holder of record, and in certain other circumstances. If you receive more than one set of voting materials, please vote or return each set separately in order to ensure that all of your Golden Ocean common shares are voted.

Q:	Who will count the votes?

A:

The inspector of elections appointed for the Special General Meeting, Broadridge, will tabulate votes cast by proxy or by ballot at the Special General Meeting. The inspector of elections will also determine whether a quorum is present.

Q:	Who will solicit votes for and bear the cost and expenses of this proxy solicitation?

A:

Golden Ocean will bear the cost of this proxy solicitation, if any. Golden Ocean’s directors, officers and employees may solicit proxies in person, by mail, telephone, facsimile and email, or by other electronic means. Golden Ocean will pay these directors, officers and employees no additional compensation for these services. Golden Ocean will reimburse banks, brokers, trustees and other nominees for their reasonable, out-of-pocket expenses incurred in forwarding this proxy statement/prospectus and related materials to, and obtaining instructions relating to such materials from, beneficial owners of Golden Ocean common shares. Golden Ocean has retained Broadridge Financial Solutions, Inc. as its proxy solicitor at a cost of approximately $10,000 plus expenses. In addition, the proxy solicitor and certain related persons will be indemnified against certain liabilities arising out of or in connection with the engagement.

Q:	What are the conditions that must be satisfied in order to consummate the Merger, and can Golden Ocean or CMB.TECH waive the closing conditions?

A:

There are a number of conditions to the consummation of the Merger. For a summary of the conditions that must be satisfied or waived prior to the consummation of the Merger, see the section entitled “The Merger Agreement - Conditions to Closing of the Merger.” Certain notable conditions include that:

•	Golden Ocean obtains approval of the Merger Proposal;

•

the Form F-4 Registration Statement of which this proxy statement/prospectus forms a part is in effect under the Securities Act and is not subject to any stop order suspending its effectiveness or the SEC has not initiated a proceeding seeking any such stop order;

•	the CMB.TECH ordinary shares to be issued as Merger Consideration are approved for listing on the NYSE;

•

CMB.TECH has published the prospectus exemption document prepared by CMB.TECH in connection with (i) the admission to trading of the Merger Consideration on Euronext Brussels in accordance with Article 1, section 5, (f) of the EU Prospectus Regulation 2017/1129 and (ii) the contemplated secondary listing of the Combined Company’s shares on Euronext Oslo(the “EU Exemption Document”);

•

all required filings and approvals shall have been made or obtained (or waiting periods expired or terminated) under any antitrust laws applicable to the transactions set forth in the Merger Agreement; and

•	no law preventing or prohibiting the consummation of the Merger is in effect.

CMB.TECH received antitrust clearance from German Bundeskartellamt (the “German antitrust authority”) on June 26, 2025. CMB.TECH and Golden Ocean, or both parties together, have the right to waive certain conditions to closing, with such waiver being in the sole discretion of one party or both parties individually. If a party or the parties were to waive any closing condition, that waiver may lead the Merger to close under circumstances adverse to Golden Ocean and the Golden Ocean common shareholders. For a more detailed description of the potential risks if closing conditions are waived, see the section entitled “Risk Factors - Risks Related to the Merger.”

Q:	Can the Merger Agreement be terminated?

A:	Yes, the Merger Agreement can be terminated, and the Merger may be abandoned by written agreement of CMB.TECH and Golden Ocean and under other circumstances set forth in the Merger Agreement.

For more information, see the section entitled “The Merger Agreement - Termination”.

Q:	When is the Merger expected to be completed?

A:

CMB.TECH and Golden Ocean are working to complete the Merger as quickly as possible. Assuming the satisfaction or waiver of all of the conditions to the Merger set forth in the Merger Agreement, Golden Ocean and CMB.TECH expect to complete the Merger shortly following the Special General Meeting as set forth in the Merger Agreement and anticipate that the Closing will occur in the third quarter of 2025. For a discussion of the conditions to the completion of the Merger, see the section entitled “The Merger Agreement - Conditions to the Merger.”

Q:	Following the completion of the Merger, what percentage of outstanding CMB.TECH ordinary shares will be legacy Golden Ocean common shareholders?

A:

Following the completion of the Merger, the legacy Golden Ocean shareholders (other than Golden Ocean, CMB.TECH, Merger Sub or their respective subsidiaries) will own approximately 33.1% of the outstanding CMB.TECH ordinary shares (excluding treasury shares).

Q:	What are the material United States federal income tax consequences of the Merger to holders of Golden Ocean common shares?

A:

The parties intend the Merger to qualify as a “reorganization” under Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). Assuming the Merger so qualifies, and subject to the discussion under “Material Tax Considerations – Material United States Federal Income Tax Consequences of the Merger”, a U.S. Holder (as defined in the section entitled “Material Tax Considerations”) of Golden Ocean common shares generally will not recognize gain or loss for U.S. federal income tax purposes on the exchange Golden Ocean common shares for CMB.TECH ordinary shares pursuant to the Merger. Cash may be paid in lieu of fractional shares, in which case a U.S. Holder may recognize taxable gain or loss with respect to such fractional shares. If the Merger does not qualify as a “reorganization” under Section 368(a) of the Code, the receipt of CMB.TECH ordinary shares in exchange for Golden Ocean common shares in the Merger would generally constitute a taxable exchange for U.S. federal income tax purposes, and the tax consequences of the Merger could materially differ from those described herein.

Neither CMB.TECH nor Golden Ocean has sought, nor do they intend to seek, any ruling from the U.S. Internal Revenue Service (the “IRS”), nor is the closing of the Merger conditioned on the receipt of, any ruling from the IRS or any opinion of counsel with respect to the qualification of the merger as a “reorganization” under Section 368(a) of the Code, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation. Furthermore, neither CMB.TECH nor Golden Ocean or any of their respective advisors or affiliates, makes any representations or provides any assurances regarding the tax consequences of the Merger, including whether the merger qualifies as a “reorganization” under Section 368(a) of the Code.

A “Non-U.S. Holder” (as defined in the section entitled “Material Tax Considerations”) should not recognize gain or loss upon the exchange of Golden Ocean common shares for CMB.TECH ordinary shares for U.S. federal income tax purposes. A Non-U.S. Holder receiving cash in lieu of fractional shares may recognize taxable gain or loss with respect to such fractional shares in certain circumstances.

See the section entitled “Material Tax Considerations” for a discussion of the material U.S. federal income tax consequences of  (i) the Merger and (ii) owning and disposing of CMB.TECH ordinary shares.

Q:	Are there risks I should consider in deciding whether to vote for the Merger Proposal?

A:

Yes. There is a non-exhaustive list of risk factors that you should consider carefully in connection with the Merger. See the section entitled “Risk Factors” beginning on page 34 of this proxy statement/prospectus.

Q:	How will Golden Ocean common shareholders receive the Merger Consideration?

A:

Following the Merger, if you are a shareholder of record at the Effective Time, you will receive a letter of transmittal and instructions on how to obtain the Merger Consideration. You will receive your respective portion of the Merger Consideration after the exchange agent receives your properly completed letter of transmittal and/or such other documents that may be required by the exchange agent. If you hold your shares in “street name” (including those Golden Ocean shareholders that hold shares through VPS in Oslo) please contact your broker, bank, trust or other nominee for information as to how it will effect the surrender of your Golden Ocean common shares in exchange for the Merger Consideration in accordance with the terms of the Merger Agreement.

Subject to, among other things, approvals from the NYSE and Euronext Oslo as well as publication of the EU Exemption Document, Contributing Golden Ocean Shareholders that own Golden Ocean common shares that trade on Nasdaq will receive their portion of the Merger Consideration in CMB.TECH ordinary shares that trade on the NYSE, and Contributing Golden Ocean Shareholders that own Golden Ocean common shares that trade on Euronext Oslo (as recorded in VPS) will receive their portion of the Merger Consideration in CMB.TECH ordinary shares that are expected to be registered in VPS and trade on Euronext Oslo shortly after completion of the Merger.

Q:	Do I have dissenters’ or appraisal rights for my Golden Ocean common shares in connection with the Merger?

A:

Yes. Golden Ocean’s shareholders who are not satisfied that they have been offered fair value for their shares and who do not vote in favor of the Merger may exercise their appraisal rights under the BCA to have the fair value of their shares appraised by the Supreme Court of Bermuda (the “Bermuda Court”). Golden Ocean’s shareholders that intend to exercise appraisal rights MUST file their application for appraisal of the fair value of their shares with the Bermuda Court within ONE MONTH of the notice convening the Special General Meeting and otherwise fully comply with the requirements for seeking appraisal under the BCA.

Q:	What will happen if the Merger is not completed?

A:

If the Merger is not completed for any reason, you will not receive the Merger Consideration, and you will retain your Golden Ocean common shares, and Golden Ocean will remain an independently traded company on Nasdaq and Euronext Oslo.

Q:	Who can help to answer my additional questions about the Merger or voting procedures?

A:

If you have more questions about the Merger, including the procedures for voting your Golden Ocean common shares, you should contact Broadridge Financial Solutions, Inc., Golden Ocean’s proxy solicitor at +1-800-353-0103. If a bank, broker, trustee or other nominee holds your Golden Ocean common shares in “street name,” then you should also contact your bank, broker, trustee or other nominee for additional information.

Q:	If my Golden Ocean common shares are exchanged in connection with the Merger for CMB.TECH ordinary shares, how will my rights as shareholder change?

A:

The rights of Golden Ocean shareholders are governed by Bermuda law, the memorandum of association and bye-laws of Golden Ocean and Nasdaq and Euronext Oslo rules and regulations. If your Golden Ocean common shares are canceled in the Merger, you will receive a number of CMB.TECH ordinary shares to be calculated based on the Exchange Ratio, as consideration. Your rights as a shareholder of CMB.TECH will be governed by Belgian law, CMB.TECH’s coordinated articles of association (the “CMB.TECH Articles of Association”) and Euronext Brussels and NYSE rules and regulations, as well as the Euronext Oslo rules and regulations and Norwegian securities laws and regulations applicable to CMB.TECH provided that CMB.TECH completes a secondary listing of its common shares on Euronext Oslo. For more information with respect to the changes between rights of Golden Ocean and CMB.TECH shareholders, see the section entitled “Comparison of Shareholder Rights.”

SUMMARY

This summary highlights information contained elsewhere in this proxy statement/prospectus and does not contain all of the information that might be important to you. CMB.TECH and Golden Ocean and their respective subsidiaries urge you to carefully read the remainder of this proxy statement/prospectus, including the attached annexes and the documents incorporated by reference into this proxy statement/prospectus. You may obtain the information incorporated by reference in this proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information.”

Information about the Parties to the Merger Agreement

CMB.TECH

CMB.TECH, a public limited liability company (naamloze vennootschap/société anonyme) incorporated under the laws of Belgium, is a diversified and future-proof maritime group that builds, owns, operates and designs large marine and industrial applications that run on dual fuel or monofuel (diesel-)hydrogen and (diesel-)ammonia engines. As of the date of this proxy statement/prospectus, CMB.TECH’s fleet consisted of 160 vessels (on the water and on order), which is composed of 38 crude oil tankers, five container vessels, 30 drybulk vessels, 16 chemical tankers, 67 offshore wind transportation vessels and four workboats, tugs and ferries. CMB.TECH operates through its subsidiaries in Belgium, France, Japan, Luxembourg, Greece, Hong Kong, the Netherlands, Namibia, Singapore and the United Kingdom.

CMB.TECH ordinary shares are listed on the NYSE and Euronext Brussels under the symbol “CMBT.”

You can find additional information about CMB.TECH and its subsidiaries on CMB.TECH’s website at https://cmb.tech. The information contained in, or that can be accessed through, CMB.TECH’s website is not incorporated into, and does not constitute part of, this proxy statement/prospectus. The mailing address of CMB.TECH is De Gerlachekaai 20, 2000 Antwerp, Belgium, and the telephone number is +32-3-247-5911.

Golden Ocean

Golden Ocean, an exempted company limited by shares incorporated under the laws of Bermuda, is an international drybulk shipping company. As of the date of this proxy statement/prospectus, Golden Ocean’s fleet consisted of 89 drybulk vessels (owned or chartered-in) with an average age of 8.2 years and aggregate carrying capacity of 13.6 million dwt. Golden Ocean operates through its subsidiaries in Bermuda, Norway and Singapore.

Golden Ocean common shares are listed on Nasdaq and Euronext Oslo under the symbol “GOGL.”

You can find additional information about Golden Ocean and its subsidiaries on Golden Ocean’s website at https://www.goldenocean.bm/. The information contained in, or that can be accessed through, Golden Ocean’s website is not incorporated into, and does not constitute part of, this proxy statement/prospectus. The mailing address of Golden Ocean is 14 Par-la-Ville Road, PO Box HM 1593, Hamilton HM 08, Bermuda, and the telephone number is +1 (441) 295-6935.

Risk Factors

The Merger and an investment in CMB.TECH ordinary shares involve risks. In considering the Merger and the Merger Agreement, you should carefully consider the information about these risks set forth under the section entitled “Risk Factors” beginning on page 34 together with the other information included or incorporated by reference in this proxy statement/prospectus.

The Merger

On May 28, 2025, CMB.TECH, Golden Ocean, and Merger Sub entered into the Merger Agreement, which is the agreement governing the Merger. Subject to the terms and conditions of the Merger Agreement and the Bermuda

Merger Agreement, Golden Ocean will merge with and into Merger Sub, with Merger Sub as the surviving company of the Merger under the BCA and as a direct wholly-owned subsidiary of CMB.TECH. At the Closing, Golden Ocean common shares will no longer be publicly traded.

Assumption of Indebtedness

If the Merger is completed, CMB.TECH will assume certain existing indebtedness of Golden Ocean. CMB.TECH intends to assume an aggregate amount of $1.36 billion of existing indebtedness (or the amount outstanding as of July 31, 2025) in connection with the completion of the Merger.

In connection with the completion of the Merger, Golden Ocean is required to obtain certain amendments, consents or waivers as identified in Golden Ocean’s disclosure letter (collectively, the “Specified Approvals”), or CMB.TECH and/or Golden Ocean shall have available, or will have available, alternative financing sufficient to refinance any indebtedness for which the Specified Approvals are not obtained. For a full description of the Specified Approvals, please see the section “The Merger — Assumption of Indebtedness.”

Merger Consideration

At the Effective Time, each issued and outstanding Golden Ocean common share will be canceled, and each such share (other than those that CMB.TECH, Merger Sub, Golden Ocean or any of their respective subsidiaries own) will be automatically converted into the right to receive 0.95 CMB.TECH ordinary shares (subject to adjustment, pursuant to the terms of the Merger Agreement) in the following manner: (i) at the Effective Time, each such Golden Ocean common share will be automatically canceled in consideration for the issue of one Surviving Company Share, and (ii) on the Closing Date, each such Surviving Company Share will be contributed in kind to CMB.TECH in exchange for 0.95 CMB.TECH ordinary shares, subject to any adjustments pursuant to the terms of the Merger Agreement.

Subject to, among other things, approvals from the NYSE and Euronext Oslo as well as publication of the EU Exemption Document, Contributing Golden Ocean Shareholders that own Golden Ocean common shares that trade on Nasdaq will receive their portion of the Merger Consideration in CMB.TECH ordinary shares that trade on the NYSE, and Contributing Golden Ocean Shareholders that own Golden Ocean common shares that trade on Euronext Oslo (as recorded in VPS) will receive their portion of the Merger Consideration in CMB.TECH ordinary shares that are expected to be registered in VPS and trade on Euronext Oslo shortly after completion of the Merger. The CMB.TECH ordinary shares expected to be delivered in VPS will be delivered via CMB.TECH’s registrar in VPS, namely DNB Bank ASA, which will receive such Merger Consideration shares from its custodian in the Depository Trust Company (“DTC”) acting on behalf of DNB Bank ASA in its capacity as VPS registrar for Golden Ocean.

CMB.TECH and Golden Ocean have appointed the Exchange Agent, subject to approval at the Special General Meeting, to effect the Contribution in Kind and the receipt of the Merger Consideration and delivery thereof to the Contributing Golden Ocean Shareholders.

The aggregate number of CMB.TECH ordinary shares issued pursuant to the Merger may be adjusted if, prior to the Effective Time, (i) the outstanding number of CMB.TECH ordinary shares or Golden Ocean common shares has changed into a different number of shares or a different class by reason of any stock dividend or distribution, subdivision, reclassification, recapitalization, stock split, reverse stock split, stock consolidation, combination, repurchase, exchange of shares or other similar change or event or (ii) the outstanding number of CMB.TECH ordinary shares or Golden Ocean common shares has changed into a different number of shares or a different class by reason any issuance of additional shares of stock, CMB.TECH or Golden Ocean has issued any securities of a different class or type other than the CMB.TECH ordinary shares or Golden Ocean common shares, or CMB.TECH or Golden Ocean has issued a cash dividend or other distribution, in accordance with the Merger Agreement. Any Golden Ocean common shares that Golden Ocean, CMB.TECH, Merger Sub or their respective subsidiaries hold will be canceled, and no consideration will be delivered for those canceled shares. The Exchange Ratio and the Merger Consideration will not be adjusted to reflect changes in the price of Golden Ocean common shares or CMB.TECH ordinary shares prior to the Effective Time.

The value which the Merger Consideration represents on the basis of the market price of CMB.TECH ordinary shares will increase or decrease in accordance with fluctuations in such market price. You should obtain current share price quotations of CMB.TECH ordinary shares, which are listed on the NYSE and Euronext Brussels under the symbol “CMBT.” Golden Ocean common shares are listed on Nasdaq and Euronext Oslo under the symbol “GOGL.” Based on the closing price of CMB.TECH ordinary shares on the NYSE of $8.87 on April 22, 2025, the last trading day before the public announcement of the Merger, which occurred prior to the open of trading on April 23, 2025, the Exchange Ratio represented approximately $8.43 in CMB.TECH ordinary shares for each Golden Ocean common share. Based on the closing price of CMB.TECH ordinary shares on the NYSE of  $9.21 on July 15, 2025, the latest practicable date before the date of this proxy statement/prospectus, the Exchange Ratio represented approximately $8.75 in CMB.TECH ordinary shares for each Golden Ocean common share.

CMB.TECH will not issue any fractional ordinary shares. Instead, each record holder of Golden Ocean common shares otherwise entitled to a fraction of a CMB.TECH ordinary share (after aggregating all fractional shares of CMB.TECH ordinary shares to be received by such person) will be entitled to receive an amount of cash (without interest, rounded to the nearest whole cent) equal to the product of (i) such fraction and (ii) $14.49 (subject to adjustment, pursuant to the terms of the Merger Agreement). Holders of Golden Ocean common shares otherwise entitled to a fraction of a CMB.TECH ordinary share that hold shares through a bank, broker, trustee or other nominee will receive cash in lieu of fractional shares, if any, determined in accordance with the policies of such bank, broker, trustee or other nominee. For more information, the section entitled “The Merger - Merger Consideration.”

Reasons for the Merger

CMB.TECH Supervisory Board

For the factors that the supervisory board of CMB.TECH (the “Supervisory Board”) considered in reaching its decision to approve the Merger and the transactions contemplated thereby, please see the section entitled “The Merger – CMB.TECH’s Reasons for the Merger.”

CMB.TECH, indirectly through Merger Sub, owns approximately 49.4% of the issued and outstanding Golden Ocean common shares (excluding treasury shares), and has agreed, pursuant to the Merger Agreement (subject to certain exceptions), to vote those shares in favor of the proposals at the Special General Meeting. For more information, see “The Merger Agreement – Voting Undertaking”.

Golden Ocean Board of Directors

For the factors that the Golden Ocean board of directors considered in reaching its decision to approve the Merger Proposal and the transactions contemplated thereby, including the Merger, and resolving to recommend that the Golden Ocean shareholders vote to approve the Merger Proposal and the transactions contemplated thereby, including the Merger, please see the sections entitled “Summary - Golden Ocean Board of Directors’ Recommendation” set forth below and “The Merger—Golden Ocean’s Reasons for the Merger; Recommendation of Golden Ocean’s Board of Directors.”

Golden Ocean Board of Directors’ Recommendation

The Golden Ocean board of directors formed the Golden Ocean Transaction Committee, a transaction advisory committee comprised solely of disinterested directors, for the purpose of considering, evaluating, negotiating and making recommendations to the Golden Ocean board of directors regarding the Merger and Merger Agreement, including the Bermuda Merger Agreement. The Golden Ocean Transaction Committee has unanimously determined that it is fair to and in the best interests of Golden Ocean and its shareholders to enter into the Merger, the Merger Agreement, the Bermuda Merger Agreement and the transactions contemplated thereby, and recommended to the Golden Ocean board of directors that the Golden Ocean board of directors approve the same.

In the course of reaching its determination and making the recommendation described above, the Golden Ocean Transaction Committee considered a number of factors. Those factors are described in the section entitled “The Merger—Golden Ocean’s Reasons for the Merger; Recommendation of Golden Ocean’s Board of Directors” and include, among others, factors, benefits and risks relating to the value of the Merger Consideration, the capital structure of Golden Ocean and Golden Ocean with the Merger Sub, the terms and conditions of the Merger Agreement and the financial analyses and presentation prepared by DNB Carnegie and the related opinion of DNB Carnegie, delivered to the Golden Ocean Transaction Committee, dated April 22, 2025. See the section entitled “The Merger—Opinion of DNB Carnegie, Golden Ocean’s Financial Advisor.”

On the basis of the Golden Ocean Transaction Committee’s recommendation, the Golden Ocean board of directors, among other things, determined that the Merger Agreement, the Bermuda Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to and in the best interests of Golden Ocean and its shareholders, declared advisable the Merger Agreement, the Bermuda Merger Agreement and the transactions contemplated thereby, including the Merger, and resolved to recommend that the Golden Ocean shareholders vote to approve the Merger Agreement, Bermuda Merger Agreement and the transactions contemplated thereby, including the Merger.

THE GOLDEN OCEAN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF THE MERGER PROPOSAL.

In considering the recommendation of the Golden Ocean board of directors, Golden Ocean shareholders should be aware that some of Golden Ocean directors and executive officers may have interests in the Merger that are different from, or in addition to, their interests as Golden Ocean shareholders.

Interests of Golden Ocean’s Directors and Executive Officers in the Merger

When considering your vote, you should be aware that certain Golden Ocean directors and executive officers have interests in the Merger that are different from, or in addition to, those of Golden Ocean’s shareholders generally. These interests include that two of the directors who currently serve on the Golden Ocean board of directors are also members of CMB.TECH’s Supervisory Board. These two members are not members of the Golden Ocean Transaction Committee. The Golden Ocean Transaction Committee and the Golden Ocean board of directors were aware of these interests and considered them, among other matters, in making their recommendations.

For more information, see the section entitled “The Merger - Interests of Golden Ocean’s Directors and Executive Officers.”

Opinion of DNB Carnegie, Golden Ocean’s Financial Advisor

On April 16, 2025, at a meeting of the Golden Ocean board of directors held to evaluate the Merger, DNB Carnegie presented to the Golden Ocean Transaction Committee an oral opinion, which DNB Carnegie confirmed by the delivery of a written opinion dated April 22, 2025, to the effect that, as of that date, and based upon and subject to various assumptions, matters considered and limitations described in its opinion, the Exchange Ratio provided for in the Merger was fair, from a financial point of view, to holders of Golden Ocean common shares. The full text of the opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by DNB Carnegie. The written opinion is attached to this proxy statement/prospectus as Annex B and is incorporated herein by reference. DNB Carnegie provided the opinion for the benefit of the Golden Ocean Transaction Committee in connection with, and for the purpose of, their evaluation of the Merger, and it addresses only the fairness of the Exchange Ratio in the Merger from a financial point of view and does not address any other aspect of the Merger or any related transaction. The opinion does not address the relative merits of the Merger or any related transaction as compared to other business strategies or transactions that might be available with respect to Golden Ocean or Golden Ocean’s underlying business decision to effect the Merger or any related transaction. The opinion does not constitute a recommendation to any shareholder as to how to vote or act with respect to the Merger or any related transaction. Holders of shares of Golden Ocean common shares are encouraged to read it carefully in its entirety. For more information, see the section entitled “The Merger – Opinion of DNB Carnegie, Golden Ocean’s Financial Advisor.”

The Special General Meeting

The Special General Meeting of shareholders of Golden Ocean will be held at Hamilton Princess and Beach Club, 76 Pitts Bay Road, Hamilton HM 08, Bermuda, at 9:00 a.m. local time, on August 19, 2025, unless adjourned to a later time. At the Special General Meeting, holders of Golden Ocean common shares will be asked to approve (i) the Bye-law Amendment, (ii) the Merger Proposal, and, if presented, (iii) the adjournment of the Special General Meeting to a later time.

The Bye-law Amendment is required to be approved by a simple majority of the votes cast at the Special General Meeting by the holders of the issued and outstanding Golden Ocean common shares represented and voting at the Special General Meeting. The Merger Proposal is required to be approved by at least a majority of the votes cast at the Special General Meeting by the holders of issued and outstanding Golden Ocean common shares represented and voting at the Special General Meeting.

If Golden Ocean does not obtain approval of the Merger Proposal, the Merger will not be completed. Completion of the Merger is not conditioned on the approval of the Bye-law Amendment or the adjournment proposal.

Shareholders of record as of the close of business on July 16, 2025, the record date for the Special General Meeting, are entitled to receive notice of and to vote at the Special General Meeting. As of the close of business on the record date, there were 199,403,293 Golden Ocean common shares issued and outstanding and entitled to vote at the Special General Meeting. All Golden Ocean common shares that were outstanding as of the close of business on the record date are entitled to one vote per share.

CMB.TECH, indirectly through Merger Sub, owns approximately 49.4% of the issued and outstanding Golden Ocean common shares (excluding treasury shares), and has agreed, pursuant to the Merger Agreement (subject to certain exceptions), to vote those shares in favor of the proposals at the Special General Meeting. For more information, see “The Merger Agreement – Voting Undertaking.”

Material Tax Considerations

The parties intend the Merger to qualify as a “reorganization” under Section 368(a) of the Code. Assuming the Merger so qualifies, and subject to the discussion under “Material Tax Considerations – Material United States Federal Income Tax Consequences of the Merger”, a U.S. Holder of Golden Ocean common shares generally will not recognize gain or loss for U.S. federal income tax purposes on the exchange Golden Ocean common shares for CMB.TECH ordinary shares pursuant to the Merger. Cash may be paid in lieu of fractional shares, in which case a U.S. Holder may recognize taxable gain or loss with respect to such fractional shares. If the Merger does not qualify as such a “reorganization” under Section 368(a) of the Code, the receipt of CMB.TECH ordinary shares in exchange for Golden Ocean common shares in the Merger would generally constitute a taxable exchange for U.S. federal income tax purposes, and the tax consequences of the Merger could materially differ from those described herein.

Neither CMB.TECH nor Golden Ocean has sought, nor do they intend to seek, any ruling from the IRS, nor is the closing of the Merger conditioned on the receipt of, any ruling from the IRS or any opinion of counsel with respect to the qualification of the merger as a “reorganization” under Section 368(a) of the Code, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation. Furthermore, neither CMB.TECH nor Golden Ocean or any of their respective advisors or affiliates, makes any representations or provides any assurances regarding the tax consequences of the Merger, including whether the Merger qualifies as a “reorganization” under Section 368(a)(1) of the Code.

A Non-U.S. Holder should not recognize gain or loss for U.S. federal income tax purposes upon the exchange of Golden Ocean common shares for CMB.TECH ordinary shares. A Non-U.S. Holder receiving cash in lieu of fractional shares may recognize taxable gain or loss with respect to such fractional shares in certain circumstances.

See the section entitled “Material Tax Considerations” for a discussion of the material U.S. federal income tax consequences of (i) the Merger and (ii) owning and disposing of CMB.TECH ordinary shares.

The Merger Agreement

Conditions to the Merger Agreement

As more fully described in this proxy statement/prospectus, and in the Merger Agreement, the obligations of CMB.TECH and Golden Ocean to complete the Merger are subject to the satisfaction of the following conditions:

•	Golden Ocean obtains approval of the Merger Proposal;

•

the Form F-4 Registration Statement which forms a part of this proxy statement/prospectus is in effect under the Securities Act and is not subject to any stop order suspending its effectiveness or any proceedings initiated by the SEC seeking any such stop order;

•	all required filings shall have been made and all required approvals shall have been obtained (or waiting periods expired or terminated) under any antitrust laws that are applicable to the Merger;

•	the CMB.TECH ordinary shares to be issued as Merger Consideration are approved for listing on the NYSE;

•	CMB.TECH has published the EU Exemption Document; and

•	no law preventing or prohibiting the consummation of the Merger is in effect.

The obligation of CMB.TECH and Merger Sub to effect the Merger is further subject to the satisfaction or waiver by CMB.TECH of the following conditions:

•

the representations and warranties of Golden Ocean in the Merger Agreement shall be true and correct as of the Closing, subject to certain standards, including materiality and material adverse effect qualifications described in the Merger Agreement;

•

either (i) receipt of all of the Specified Approvals shall have been obtained in form and substance reasonably satisfactory to CMB.TECH on or prior to the Closing Date, or (ii) CMB.TECH and/or Golden Ocean shall have available, or will have available at Closing, alternative financing sufficient to refinance any indebtedness for which the Specified Approvals are not obtained;

•

Golden Ocean shall have performed and complied with in all material respects all of the covenants and obligations required to be performed or complied with by it under the Merger Agreement on or prior to the Closing Date;

•

from the date of the Merger Agreement and through the Closing Date, no event has occurred that has had a Company Material Adverse Effect (as such term is defined in the Merger Agreement which is attached to this proxy statement/prospectus as Annex A); and

•

Golden Ocean will deliver to CMB.TECH a certificate of an executive officer of Golden Ocean, dated as of the Closing Date, certifying that certain of the above conditions have been satisfied as of the Closing Date.

The obligation of Golden Ocean to effect the Merger is further subject to the satisfaction or waiver by Golden Ocean of the following conditions:

•

the representations and warranties of CMB.TECH and Merger Sub in the Merger Agreement shall be true and correct as of the Closing, subject to certain standards, including materiality and material adverse effect qualifications described in the Merger Agreement;

•

either (i) all Specified Approvals shall have been obtained in form and substance reasonably satisfactory to CMB.TECH, on or prior to, and shall be in full force and effect on, the Closing Date, or (ii) CMB.TECH shall have demonstrated to the reasonable satisfaction of the Golden Ocean Transaction Committee that CMB.TECH has available or will have available at the Closing, alternative financing sufficient to refinance any indebtedness for which the Specified Approvals are not obtained;

•

each of CMB.TECH and Merger Sub shall have performed and complied with in all material respects all of the covenants and obligations required to be performed or complied with by it under the Merger Agreement on or prior to the Closing Date;

•

from the date of the Merger Agreement and through the Closing Date, no event has occurred that has had a Parent Material Adverse Effect (as such term is defined in the Merger Agreement which is attached to this proxy statement/prospectus as Annex A);

•

CMB.TECH shall have delivered to Golden Ocean a true and complete copy of each of the special report on the Contribution in Kind drawn up by the CMB.TECH Supervisory Board and the special report on such Contribution in Kind drawn up by CMB.TECH’s auditors, each in accordance with article 7:196 and 7:197 of the BCCA on or prior to the Closing Date;

•	Merger Sub has elected to be an entity disregarded from CMB.TECH for U.S. federal income tax purposes effective prior to the Closing Date; and

•

CMB.TECH will deliver to Golden Ocean a certificate of an executive officer of CMB.TECH, dated as of the Closing Date, certifying that certain of the above conditions have been satisfied as of the Closing Date.

No Solicitation by Golden Ocean of Alternative Proposals; Withdrawal of Board Recommendation

As more fully described in this proxy statement/prospectus and in the Merger Agreement, and subject to the exceptions summarized below, Golden Ocean has agreed, subject to certain exceptions, not to (and to cause its subsidiaries and use reasonable best efforts to cause its and their representatives not to), among other things, directly or indirectly:

•

solicit, initiate or knowingly take any action to facilitate or encourage or assist any inquiries or the making of any Acquisition Proposal (as such term is defined in the Merger Agreement which is attached to this proxy statement/prospectus as Annex A);

•

enter into or participate in any discussions or negotiations with, or furnish any information relating to Golden Ocean or its subsidiaries or afford access to the business, properties, assets, personnel books or records of Golden Ocean to any third-party with respect to inquiries regarding, or the making of, an Acquisition Proposal;

•

qualify, withdraw, modify or amend in a manner adverse to CMB.TECH, the recommendation of either the Golden Ocean board of directors or the Golden Ocean Transaction Committee, or recommend an Acquisition Proposal or publicly propose to do any of the foregoing (an “Adverse Recommendation Change”);

•

approve, endorse, recommend or enter into (or agree or publicly propose to do any of the foregoing) any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar agreement relating to an Acquisition Proposal, with the exception of a confidentiality agreement with a permitted third-party; or

•

grant any waiver, amendment or release under any standstill or confidentiality agreement or takeover statute or similar provision contained in Golden Ocean’s charter documents other than a waiver of the obligations of third parties existing as of the date of the Merger Agreement not to seek from Golden Ocean any waiver of such third parties’ standstill obligations and granting a limited waiver if requested solely to enable such third parties to make an Acquisition Proposal to the Golden Ocean board of directors.

Prior to (but not at any time from or after) obtaining approval of the Merger Proposal, the Golden Ocean board of directors and the Golden Ocean Transaction Committee may, following (i) receipt of or on account of a Superior Proposal (as defined in the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus), or (ii) an Intervening Event (as such term is defined in the Merger Agreement which is attached to this proxy statement/prospectus as Annex A), subject to certain conditions, make an Adverse Recommendation Change in connection with such Superior Proposal (if such Superior Proposal did not result from a breach or violation of the provisions of the Merger Agreement), or Intervening Event, if the Golden Ocean board of directors or the Golden Ocean Transaction Committee determine in good faith, after consultation with outside legal counsel and financial advisors, that a failure of the Golden Ocean board of directors or the Golden Ocean Transaction Committee to take such action is reasonably likely to be inconsistent with its fiduciary duties to Golden Ocean’s shareholders under applicable law.

Termination of the Merger Agreement

The Merger Agreement provides for certain termination rights for CMB.TECH and Golden Ocean (even after the receipt of approval of the Merger Proposal). The Merger Agreement may be terminated at any time prior to the issuance of the Certificate of Merger by the Registrar of Companies in Bermuda (the “Registrar”) by mutual written agreement of CMB.TECH and Golden Ocean; or by either CMB.TECH or Golden Ocean, if:

•

the Effective Time has not occurred on or before December 31, 2025 (as it may be extended, the “End Date”); provided, that (1) if the Special General Meeting shall not have occurred by such date and all other conditions to the Merger (other than obtaining approval of the Merger Proposal) shall have been satisfied or are capable of being satisfied by such date, then CMB.TECH or Golden Ocean may extend the End Date to March 31, 2026 (unless the failure by the party proposing to extend the End Date to perform its obligations contained in the Merger Agreement is the principal cause of, or resulted in, the failure to consummate the Merger on or prior to the End Date), and (2) if the Special General Meeting shall have been adjourned, the End Date will be extended by the period that the Special General Meeting is adjourned;

•	approval of the Merger Proposal has not been obtained after a vote has been taken and completed; or

•	any law or order prohibits any party from consummating the Merger and such prohibition shall have become final and not appealable.

CMB.TECH may also terminate the Merger Agreement if:

•	an Adverse Recommendation Change has occurred;

•	Golden Ocean shall have entered into a binding agreement (other than a confidentiality agreement) relating to any Acquisition Proposal;

•	prior to the taking of a vote to obtain approval of the Merger Proposal, Golden Ocean intentionally and materially breaches any of its non-solicitation obligations under the Merger Agreement; or

•

Golden Ocean fails to perform any covenant or agreement (other than the non-solicitation obligations) in the Merger Agreement, or any representation or warranty of Golden Ocean is untrue, and in either case such failure has resulted or would reasonably be expected to result in a failure of certain conditions and has not been cured by the earlier of the End Date and twenty days after the giving of written notice to Golden Ocean of such failure.

Golden Ocean may also terminate the Merger Agreement if CMB.TECH or Merger Sub fail to perform any covenant or agreement, or any representation or warranty of CMB.TECH or Merger Sub in the Merger Agreement is untrue, and in either case such failure has resulted or would reasonably be expected to result in a failure of certain conditions and has not been cured by the earlier of the End Date and twenty days after the giving of written notice to CMB.TECH of such failure.

Dissenting Golden Ocean Common Shares

Golden Ocean shareholders who (i) do not vote in favor of the Merger proposal at the Special General Meeting, (ii) comply with all of the provisions of the BCA concerning the right of Golden Ocean’s shareholders to require appraisal of their Golden Ocean common shares pursuant to the BCA, and (iii) apply to the Bermuda Court pursuant to Section 106(6) of the BCA (such person, a “Dissenting Shareholder” and all shares held by such Dissenting Shareholder, “Dissenting Golden Ocean Common Shares”) will receive the Merger Consideration for each Golden Ocean common share held at the Effective Time, and the right to receive the fair value of a Dissenting Golden Ocean Common Share as appraised by the Bermuda Court under Section 106(6) of the BCA.

In the event that the “fair value” of a Dissenting Golden Ocean Common Share as appraised by the Bermuda Court under the BCA is greater than the Merger Consideration, Dissenting Shareholders will be entitled to receive from the Surviving Company the Merger Consideration (if not already paid to such Dissenting Shareholder), plus the difference, if positive, between the Merger Consideration and such “fair value” by payment made within one month after the final determination by the Bermuda Court of such “fair value”, in each case, unless otherwise expressly required by applicable law. If a shareholder fails to exercise, effectively withdraws or otherwise waives any right to appraisal prior to the Effective Time, such shareholder’s Golden Ocean common shares will be canceled and converted as of the Effective Time into the right to receive the Merger Consideration.

Under the Merger Agreement, Golden Ocean has agreed to give CMB.TECH (i) prompt notice of any demands for appraisal of Dissenting Golden Ocean Common Shares (or withdrawals thereof) and any other written instruments received by the Company relating to dissenter or appraisal rights, (ii) prompt notice of, to the extent the Company has knowledge thereof, any applications to the Bermuda Court for appraisal of the fair value of the Dissenting Golden Ocean Common Shares and (iii) to the extent permitted by applicable law, the opportunity to participate with the Company in any settlement negotiations and legal proceedings with respect to any demands for appraisal under the BCA. Golden Ocean will not, without the prior written consent of CMB.TECH, approve any withdrawal, voluntarily make any payment with respect to, offer to settle or settle any such demands or applications, or waive any failure to action (or omit to take any action) in order to exercise or perfect appraisal rights in accordance with the BCA.

Dissenters’ Rights of Appraisal for Golden Ocean Shareholders

Any Golden Ocean shareholder who does not vote in favor of the Merger proposal and who is not satisfied that they has been offered fair value for their Golden Ocean common shares may, within one month of the date of the notice calling the Special General Meeting, apply to the Bermuda Court to appraise the fair value of such shareholder’s Golden Ocean common shares, provided that such shareholder fully complies with the requirements of the BCA.

FOR THE AVOIDANCE OF DOUBT, A FAILURE OF A DISSENTING SHAREHOLDER TO AFFIRMATIVELY VOTE AGAINST THE MERGER PROPOSAL WILL NOT CONSTITUTE A WAIVER OF SUCH DISSENTING SHAREHOLDER’S RIGHT TO HAVE THE FAIR VALUE OF ITS GOLDEN OCEAN COMMON SHARES APPRAISED, PROVIDED THAT SUCH DISSENTING SHAREHOLDER DID NOT VOTE IN FAVOR OF THE MERGER PROPOSAL.

The Bermuda Court can determine the fair value to be greater than, less than, or equal to the Merger Consideration. Where the Bermuda Court has appraised the fair value of any Golden Ocean common shares, and the Merger has been consummated prior to the appraisal (as is anticipated), then, within one month of the Bermuda Court appraising the value of the Golden Ocean common shares, the Surviving Company shall pay to such Dissenting Shareholder the difference in cash, if positive, between the Merger Consideration and the “fair value” of such shares, as appraised by the Bermuda Court.

There is no right of appeal from an appraisal by the Bermuda Court. The costs of any application to the Bermuda Court to appraise the fair value of Golden Ocean common shares shall be at the discretion of the Bermuda Court.

Comparison of Shareholder Rights

If the Merger is consummated, Contributing Golden Ocean Shareholders will become shareholders of CMB.TECH, and, as such, their rights will be governed principally by CMB.TECH’s coordinated articles of incorporation. These rights differ from the existing rights of shareholders of Golden Ocean, which are governed by Bermuda Law, Golden Ocean’s memorandum of association and bye-laws and the rules and regulations of Nasdaq and Euronext Oslo. CMB.TECH is governed by Belgian law, the CMB.TECH Articles of Association and the rules and regulations of the NYSE and Euronext Brussels, as well as the Euronext Oslo rules and regulations and Norwegian securities laws and regulations applicable to CMB.TECH provided that CMB.TECH completes a secondary listing of its common shares on Euronext Oslo. For a summary of the material differences between the rights of CMB.TECH shareholders and the existing rights of Golden Ocean shareholders, see the section entitled “Comparison of Shareholder Rights.”

Risk Factors

You should consider all the information contained in or incorporated by reference into this proxy statement/prospectus in deciding how to vote for the proposals described in this proxy statement/prospectus, including any risks described in any such documents. In particular, you should consider the factors described under “Risk Factors” which sets forth important risks with respect to the Merger, Merger Agreement, CMB.TECH and Golden Ocean.

SELECTED HISTORICAL FINANCIAL INFORMATION OF CMB.TECH

The following selected historical consolidated financial data has been derived from the audited consolidated financial statements of CMB.TECH and related notes for the fiscal years ended December 31, 2024 and 2023, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The following information is only a summary and is not necessarily indicative of CMB.TECH’s results of future operations and should be read in conjunction with and is qualified in its entirety by reference to CMB.TECH’s consolidated financial statements, the related notes thereto, and “Operating and Financial Review and Prospects” included in CMB.TECH’s annual report on Form 20-F for the fiscal year ended December 31, 2024, as filed with the SEC on April 9, 2025, which is incorporated by reference into this proxy statement/prospectus.

Selected Consolidated Statement of Financial Position:

	Fiscal year ended December 31,
	2024	2023
	(in thousands of $)
Total non-current assets	3,434,227	1,787,543
Total current assets	470,819	1,631,737
Total assets	3,905,046	3,419,280
Equity attributable to owners of CMB.TECH	1,192,324	2,357,373
Total non-current liabilities	2,320,066	637,154
Total current liabilities	392,656	424,753
Total equity and liabilities	3,905,046	3,419,280

Selected Consolidated Statement of Profit or Loss:

	Fiscal year ended December 31,
	2024	2023
	(in thousands of $)
Total shipping income	1,625,925	1,630,887
Total operating expenses	(623,473)	(661,195)
Result from operating activities	1,002,452	969,692
Net finance expenses	(130,650)	(104,729)
Profit (loss) before income tax	872,722	864,036
Income tax benefit (expense)	(1,893)	(6,009)
Profit (loss) for the period	870,829	858,027

Selected Consolidated Statement of Cash Flows:

	Fiscal year ended December 31,
	2024	2023
	(in thousands of $)
Net cash from (used in) operating activities	459,064	837,380
Net cash from (used in) investing activities	(680,230)	869,680
Net cash from (used in) financing activities	(172,971)	(1,460,887)
Net increase (decrease) in cash and cash equivalents	(394,137)	246,173
Net cash and cash equivalents at the end of the period	38,869	429,370

SELECTED HISTORICAL FINANCIAL INFORMATION OF GOLDEN OCEAN

The following selected historical consolidated financial data has been derived from the audited consolidated financial statements of Golden Ocean and related notes for the fiscal years ended December 31, 2024 and 2023, which have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

The following information is only a summary and is not necessarily indicative of Golden Ocean’s results of future operations and should be read in conjunction with and is qualified in its entirety by reference to Golden Ocean’s consolidated financial statements, the related notes thereto, and “Operating and Financial Review and Prospects” included in Golden Ocean’s annual report on Form 20-F for the fiscal year ended December 31, 2024, as filed with the SEC on March 20, 2025, which is incorporated by reference into this proxy statement/prospectus.

Selected Statements of Operations Information:

	Fiscal year ended December 31,
	2024	2023
	(in thousands of $)
Total operating revenues	968,420	885,767
Total operating expenses	675,506	706,343
Net operating income	314,341	188,612
Net income	223,214	112,268

Selected Balance Sheet Information:

	Fiscal year ended December 31,
	2024	2023
	(in thousands of $)
Current assets	286,541	278,917
Total assets	3,379,294	3,489,018
Current liabilities	234,392	226,191
Total liabilities	1,479,317	1,567,127
Total equity	1,899,977	1,921,891

Selected Statements of Cash Flows Information:

	Fiscal year ended December 31,
	2024	2023
	(in thousands of $)
Net cash provided by operating activities	365,298	266,337
Net cash used in investing activities	(8,201)	(381,771)
Net cash provided by (used in) financing activities	(344,004)	95,997

Net change in cash, cash equivalents and restricted cash	13,093	(19,437)
Cash, cash equivalents and restricted cash at end of year	131,729	118,636

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial information is as of and for the fiscal year ended December 31, 2024. The unaudited pro forma condensed combined statement of profit or loss gives effect to the Merger as if it happened on January 1, 2024, and the unaudited pro forma condensed combined statement of financial position gives effect to the Merger as if it occurred on December 31, 2024. The selected unaudited pro forma condensed combined financial data presented below is based on, and should be read together with, the historical financial statements of CMB.TECH and Golden Ocean that are contained in their respective filings with the SEC and incorporated by reference herein and the unaudited pro forma condensed combined financial statements that appear elsewhere in this proxy statement/prospectus. See “Unaudited Pro Forma Condensed Combined Financial Statements.” For purposes of preparing the unaudited pro forma condensed combined financial information, Golden Ocean’s historical audited financial statements prepared under U.S. GAAP were reconciled to IFRS, based on a preliminary IFRS analysis. The accounting policies were also assessed on a preliminary basis and aligned with those of CMB.TECH. Neither the reconciliation to IFRS nor the resulting pro forma financial information has been audited.

The unaudited pro forma condensed combined financial statements are not intended to represent or be indicative of the consolidated results of operations or financial position that would have been reported had the Merger been completed as of the dates presented, and should not be taken as representative of the future consolidated results of operations or financial position of the Combined Company. The unaudited pro forma condensed combined financial statements are based upon available information and certain assumptions that CMB.TECH’s management believes are reasonable.

Unaudited Pro Forma Condensed Combined Statement of Profit or Loss For the year ended December 31, 2024
(in thousands of $ except for share and per share amounts)
Revenue	1,908,666
Result from operating activities	1,262,886

Profit (loss) for the period	940,470

Per share data:
Weighted number of shares	291,994,513

Basic and diluted earnings per share	3.16

Unaudited Pro Forma Condensed Combined Statement of Financial Position As of December 31, 2024
(in thousands of $)
Cash and cash equivalents	133,717
Vessels	6,300,519
Assets under construction	628,405
Total assets	8,049,376
Current and non-current liabilities	5,524,710
Shareholders’ equity	2,524,666

COMPARATIVE HISTORICAL AND PRO FORMA SHARE INFORMATION

The following table reflects historical per share information about CMB.TECH and Golden Ocean for the fiscal year ended December 31, 2024, as well as book value per share as of December 31, 2024, in all cases on a historical basis, and for CMB.TECH and Golden Ocean on an unaudited pro forma combined basis after giving effect to the Merger. CMB.TECH and Golden Ocean derived the pro forma data of the Combined Company as of December 31, 2024 by combining their historical consolidated financial information as described elsewhere in this proxy statement/prospectus. For a discussion of the assumptions and adjustments CMB.TECH and Golden Ocean made in preparing the pro forma financial information presented in this prospectus, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

You should read the information presented in the following table together with the historical financial statements of CMB.TECH and Golden Ocean, and the related notes thereto, which are incorporated herein by reference, and the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this proxy statement/prospectus. The pro forma data is unaudited and for illustrative purposes only, you should not rely on this information as being indicative of the historical results that the companies would have achieved during the periods presented had they always been combined, or the future results that the Combined Company will achieve after the consummation of the Merger. This pro forma information is subject to risks and uncertainties, including those discussed in the section entitled “Risk Factors.”

As of and for the year ended December 31, 2024
CMB.TECH Historical Data Per Ordinary Share
Basic and diluted earnings per share	$4.44
Equity value per share	$6.08

As of and for the year ended December 31, 2024
Golden Ocean Historical Data Per Common Share
Basic and diluted earnings per share	$1.12
Equity value per share	$9.53

As of and for the year ended December 31, 2024
Combined Unaudited Pro Forma Data Per Share
Basic and diluted earnings per share (in USD)	3.16
Equity value per share	8.65

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Market Price History

CMB.TECH ordinary shares are traded on the NYSE and Euronext Brussels under the ticker symbol “CMBT.” Golden Ocean common shares are traded on Nasdaq and Euronext Oslo under the ticker symbol “GOGL.” The following table sets forth, for the periods indicated, as reported by the NYSE, Euronext Brussels, Nasdaq and OSE, the per share high and low intraday sales prices of CMB.TECH ordinary shares and Golden Ocean common shares as well as any dividends paid per share in the respective periods.

	CMB.TECH ordinary shares		Golden Ocean common shares
	High	Low	High	Low
2023
First Quarter	$19.18	$12.94	$10.58	$7.82
Second Quarter	$18.41	$14.71	$9.67	$6.99
Third Quarter	$18.51	$14.74	$8.05	$6.89
Fourth Quarter	$18.20	$14.45	$9.82	$7.09
2024
First Quarter	$17.86	$14.10	$13.95	$9.50
Second Quarter	$21.26	$15.05	$15.77	$12.55
Third Quarter	$18.43	$14.58	$14.29	$10.72
Fourth Quarter	$17.60	$8.59	$13.27	$8.52
2025
First Quarter	$12.00	$8.47	$10.17	$7.49

Dividends

CMB.TECH

CMB.TECH has a fully discretionary dividend policy. The following table sets forth the aggregate amount of dividends per ordinary share that CMB.TECH declared for the periods indicated:

CMB.TECH Dividends per ordinary share
December 31, 2023	$3.17
December 31, 2024	$5.72
December 31, 2025 YTD	N/A

Golden Ocean

Golden Ocean’s declaration and payment of dividend distributions is subject, at all times, to the discretion of the Golden Ocean board of directors and Section 54 of the BCA and may be increased, decreased or eliminated at any time and without notice. The following table sets forth the aggregate amount of dividends per common share that Golden Ocean declared for the periods indicated:

Golden Ocean Dividends per common share
December 31, 2023	$0.60
December 31, 2024	$1.05
December 31, 2025 YTD	$0.05

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus, including information incorporated by reference into this proxy statement/prospectus, may contain forward-looking statements within the meaning of the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), including, for example, but not limited to, statements about management expectations, strategic objectives, strategic opportunities, growth opportunities, business prospects, regulatory proceedings, transaction synergies and other benefits of the Merger, and other similar matters. Forward-looking statements are not statements of historical facts and represent only CMB.TECH’s or Golden Ocean’s beliefs regarding future events, which are inherently uncertain. Forward-looking statements are typically identified by words such as “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions, although not all forward-looking information contains these identifying words.

These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by CMB.TECH and Golden Ocean, as the case may be, are subject to change. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including:

•	the risk that the Merger may not be completed in a timely manner or at all, which may adversely affect the price of CMB.TECH’s and Golden Ocean’s securities;

•

the failure to satisfy the conditions to the consummation of the transaction, including approval of the transaction by the Golden Ocean shareholders and the receipt of certain governmental and regulatory approvals;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement;

•	the effect of the announcement or pendency of the transaction on CMB.TECH’s or Golden Ocean’s business relationships, performance, and business generally;

•	the failure to realize anticipated benefits of the proposed transaction;

•	risks that the Merger disrupts current plans of CMB.TECH or Golden Ocean and potential difficulties in CMB.TECH’s or Golden Ocean’s employee retention as a result of the proposed transaction;

•

the outcome of any legal proceedings that may be instituted against CMB.TECH or Golden Ocean related to the Merger Agreement or the proposed transaction or as a result of the operation of their respective businesses;

•

volatility in the price of the Combined Company’s securities due to a variety of factors, including changes in the competitive markets in which the Combined Company plans to operate, variations in performance across competitors, changes in laws and regulations affecting such business and changes in the combined capital structure;

•	factors affecting the duration of voyage contracts, the actual amount of downtime and the respective backlogs of CMB.TECH and Golden Ocean;

•

risks associated with operations outside the United States, actions by regulatory authorities, credit rating agencies, customers, joint venture partners, contractors, lenders and other third parties, legislation and regulations affecting the Combined Company’s operations, compliance with regulatory standards and rules;

•	the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and to identify and realize additional opportunities;

•	risks related to the ability to correctly estimate operating expenses and expenses associated with the proposed transaction;

•	risks related to the ability to project future cash utilization and reserves needed for contingent future liabilities and business operations;

•	changes in law or regulations affecting CMB.TECH, Golden Ocean or the Combined Company;

•	recent and potential future trade policy matters, such as increased trade protectionism, the imposition of tariffs and other import restrictions impacting the maritime shipping industry;

•

international, national or local economic, social or political conditions, including hostilities between Israel and Iran and related conflicts in the Middle East such as the Houthi attacks in the Red Sea and the Gulf of Aden, any of which could increase at any time and that could adversely affect CMB.TECH, Golden Ocean or the Combined Company and their businesses;

•	significant changes in tax and other economic incentives applicable to the maritime transportation industry;

•	volatility in demand, increased competition or reduction in contract values;

•	conditions in the credit markets that may negatively affect CMB.TECH, Golden Ocean or the Combined Company and their business;

•

risks that the Merger may not qualify as a “reorganization” under the meaning of Section 368(a) of the Code, potentially causing the Golden Ocean shareholders to recognize gain or loss for U.S. federal income tax purposes;

•

risks deriving from the restrictive covenants and conditions relevant to CMB.TECH’s and Golden Ocean’s financing and their respective ability to obtain future financing, including for remaining installations on ordered newbuild vessels;

•	risks associated with assumptions that parties make in connection with the parties’ critical accounting estimates and other judgements;

•	risks relating to delays in, or increases in the cost of, already ordered newbuild vessels and the risk of a failure to obtain contracts for such newbuild vessels; and

•	risks associated with changes in currency exchange rates including the USD/NOK and USD/EUR rates.

These and other risks and uncertainties may cause actual results to differ materially and adversely from those expressed in any forward-looking statements. CMB.TECH and Golden Ocean caution you not to place undue reliance on any forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, CMB.TECH’s or Golden Ocean’s actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which CMB.TECH and Golden Ocean operate, may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. Except as required by law, neither CMB.TECH nor Golden Ocean assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof.

For additional information about factors that could cause CMB.TECH’s and Golden Ocean’s results to differ materially from those described in the forward-looking statements, please see the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 34 as well as in the reports that CMB.TECH and Golden Ocean have filed with the SEC described in the section of this proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 145.

RISK FACTORS

You should consider carefully the risks described below, as well as the other information set forth in and incorporated by reference into this proxy statement/prospectus, before making a decision on approval of the Merger Agreement. As a holder of Golden Ocean common shares, following completion of the Merger you will be subject to all risks inherent in the business of CMB.TECH. For information about the filings incorporated by reference in this proxy statement/prospectus, see the section entitled “Where You Can Find More Information.”

Risks Related to the Merger

Because the aggregate Merger Consideration is fixed, and the market price of CMB.TECH ordinary shares may fluctuate, holders of Golden Ocean common shares cannot be certain of the precise value of the Merger Consideration that they will receive in the Merger.

If the Merger is completed, each Golden Ocean common share (other than those that CMB.TECH, Merger Sub, Golden Ocean or any of their respective subsidiaries own) will be canceled and automatically converted in the manner described in the Merger Agreement and in this proxy statement/prospectus into the right to receive 0.95 CMB.TECH ordinary shares, subject to any adjustment pursuant to the terms of the Merger Agreement. The Exchange Ratio will not be adjusted to reflect changes in the market price of Golden Ocean common shares or CMB.TECH ordinary shares from the time the Exchange Ratio was fixed until the Effective Time.

Therefore, holders of Golden Ocean common shares will receive a fixed number of CMB.TECH ordinary shares based on the Exchange Ratio (as adjusted if applicable) and will not receive a number of CMB.TECH ordinary shares determined on a fixed market value. The market value of CMB.TECH ordinary shares and the market value of Golden Ocean common shares at the Effective Time may vary significantly from their respective values on the date that the Merger Agreement was executed or at other dates, such as the date of this proxy statement/prospectus or the date of the Special General Meeting.

See the section entitled “Comparative Per Share Market Price and Dividend Information” for certain historical market price information about CMB.TECH ordinary shares. Variations in share prices may be the result of various factors, including CMB.TECH’s and Golden Ocean’s respective businesses, operations or prospects, regulatory considerations and general business, market, industry or economic conditions.

At the time of the Special General Meeting, holders of Golden Ocean common shares will not know the precise market value of the CMB.TECH ordinary shares to be issued pursuant to the Merger that they will be entitled to receive for their Golden Ocean common shares at the Closing Date. Holders of Golden Ocean common shares are urged to obtain current market quotations for CMB.TECH ordinary shares on the NYSE and Euronext Brussels and Golden Ocean common shares on Nasdaq and Euronext Oslo.

In addition, Golden Ocean’s shareholders who are not satisfied that they have been offered fair value for their shares and who do not vote in favor of the Merger may exercise their appraisal rights under the BCA to have the fair value of their shares appraised by the Bermuda Court. If any shareholders validly and successfully assert appraisal rights, in the event that the “fair value” of a Golden Ocean common share is appraised by the Bermuda Court under the BCA as greater than the Merger Consideration, such dissenting shareholder(s) will be entitled to receive from the Surviving Company, in addition to the Merger Consideration, the difference between the Merger Consideration and such “fair value” by payment made within one month after the final determination by the Bermuda Court. See the sections entitled “Summary – Dissenting Golden Ocean Common Shares” and “Summary – Dissenters’ Rights of Appraisal for Golden Ocean Shareholders” for additional information.

The Exchange Ratio reflects several business considerations extensively negotiated by the parties and therefore is not necessarily reflective of the share price, net asset values or other financial or valuation metrics relating to Golden Ocean or CMB.TECH.

Golden Ocean and the Golden Ocean Transaction Committee and CMB.TECH determined the Exchange Ratio through extensive negotiations taking into account many factors, such as market conditions, competitive position, financing arrangements, legal advice, a fairness opinion, and using the same share price of $14.49 per Golden Ocean common share that CMB.TECH paid to acquire all of the Golden Ocean common shares (the “Share Acquisition”) owned by Hemen Holding Limited, Golden Ocean’s former largest shareholder (“Hemen”), pursuant to the share purchase agreement dated March 4, 2025 (the “Share Purchase Agreement”). These factors and financial analyses were not the exclusive factors the Golden Ocean Transaction Committee considered in evaluating the Merger and the Exchange Ratio. As such, the Exchange Ratio is not necessarily reflective of the share price, net asset values or other financial or valuation metrics relating to Golden Ocean or CMB.TECH.

The listing of the CMB.TECH ordinary shares on Euronext Oslo may not be completed simultaneously with the Closing or at all.

Subject to, among other things, approvals from the NYSE and Euronext Oslo as well as publication of the EU Exemption Document, Golden Ocean shareholders who own Golden Ocean common shares that trade on Nasdaq will receive their portion of the Merger Consideration in CMB.TECH ordinary shares that trade on the NYSE, and Golden Ocean shareholders who own Golden Ocean common shares on Euronext Oslo (as recorded in VPS) will receive their portion of the Merger Consideration in CMB.TECH ordinary shares that are expected to be registered in VPS and trade on Euronext Oslo shortly after completion of the Merger. CMB.TECH is currently listed on the NYSE and Euronext Brussels, and is applying for a secondary listing on Euronext Oslo in order to facilitate the foregoing. However, the parties cannot guarantee that CMB.TECH will be approved for listing on Euronext Oslo prior to or simultaneously with the Closing or at all, or that CMB.TECH will be able to establish a register with the Norwegian central securities depository, VPS, in order to facilitate delivery of the Merger Consideration to Golden Ocean shareholders that trade on Euronext Oslo. If CMB.TECH is not able to establish a register with the VPS, Golden Ocean shareholders that have their shares recorded in the VPS at the Effective Time may be issued their respective portion of the Merger Consideration shares in book entry format recorded directly on CMB.TECH’s share register maintained by its transfer agent, Computershare, with the same account name and address that is reflected in the VPS with respect to that Golden Ocean shareholder.

CMB.TECH indirectly owns approximately 49.4% of the issued and outstanding Golden Ocean common shares (excluding treasury shares) and has agreed to vote these shares in favor of the proposals presented at the Special General Meeting.

CMB.TECH, indirectly through Merger Sub, owns approximately 49.4% of the issued and outstanding Golden Ocean common shares (excluding treasury shares) and has agreed, pursuant to the Merger Agreement (subject to certain exceptions), to vote these shares in favor of the proposals presented at the Special General Meeting. As such, the Merger Agreement ensures that at least 49.4% of the outstanding Golden Ocean common shares will be voted in favor of the Bye-law Amendment and the Merger Proposal, and only a small portion of the Golden Ocean common shares shareholders other than those that CMB.TECH holds will be needed to approve the proposals. For more information, see “The Merger Agreement – Voting Undertaking.”

The market price of CMB.TECH ordinary shares after the Merger may be affected by factors different from those currently affecting the price of CMB.TECH ordinary shares and Golden Ocean common shares.

On the Closing Date, Contributing Golden Ocean Shareholders will become holders of CMB.TECH ordinary shares. Golden Ocean’s business differs from that of CMB.TECH, and accordingly the results of operations and market price of CMB.TECH ordinary shares after the Merger may be affected by factors different from those currently affecting the results of operations and market price of Golden Ocean common shares and of

CMB.TECH ordinary shares. The market price for CMB.TECH ordinary shares after the Merger may be affected by, among other factors, actual or anticipated fluctuations in the quarterly and annual results of CMB.TECH and those of other public companies in its industry; mergers and strategic alliances in the shipping industry; market conditions in the shipping industry; changes in government regulation; the failure of securities analysts to publish research about CMB.TECH following completion of the Merger, or shortfalls in its operating results from levels forecast by securities analysts; announcements concerning CMB.TECH or its competitors; and the general state of the securities market. For a discussion of the risks related to CMB.TECH and Golden Ocean and of certain factors to consider in connection with their businesses, you should carefully review this proxy statement/prospectus and the documents incorporated by reference, including the risk factors described in CMB.TECH’s and Golden Ocean’s annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 9, 2025 and March 20, 2025, respectively, and other filings with the SEC, each of which is incorporated by reference into this proxy statement/prospectus.

The announcement and pendency of the Merger could adversely affect each of CMB.TECH’s and Golden Ocean’s businesses, results of operations and financial condition.

The announcement and pendency of the Merger could cause disruptions in and create uncertainty surrounding CMB.TECH’s and Golden Ocean’s businesses, including CMB.TECH’s and Golden Ocean’s relationships with their existing and future customers, suppliers and employees, which could have an adverse effect on CMB.TECH’s or Golden Ocean’s businesses, results of operations and financial condition, regardless of whether the Merger is completed. In particular, CMB.TECH and Golden Ocean could potentially lose customers or suppliers, and new customer or supplier contracts could be delayed or decreased. These uncertainties may impair CMB.TECH’s and Golden Ocean’s ability to attract, retain and motivate key personnel until the Merger is consummated and for a period of time thereafter. In addition, each of CMB.TECH and Golden Ocean has expended, and continues to expend, significant management resources, in an effort to complete the Merger, which are being diverted from their day-to-day operations.

If the Merger is not completed, the price of CMB.TECH ordinary shares and Golden Ocean common shares may fall to the extent that the current price of their shares reflects a market assumption that the Merger will be completed. In addition, the failure to complete the Merger may result in negative publicity or a negative impression of CMB.TECH and Golden Ocean in the investment community and may affect their respective relationships with employees, customers, suppliers and other partners.

There is no assurance when or if the Merger will be completed.

The completion of the Merger is subject to the satisfaction or waiver of a number of conditions as set forth in the Merger Agreement, including, among others, the approval of the Merger Proposal at the Special General Meeting of Golden Ocean. There can be no assurance as to when these conditions will be satisfied or waived, if at all, or that other events will not intervene to delay or result in the failure to complete the Merger. Each party’s obligation to complete the Merger is also subject to the accuracy of the representations and warranties of the other party (subject to certain qualifications and exceptions) and the performance in all material respects of the other party’s covenants under the Merger Agreement.

As a result of these conditions, in addition to complexities related to the exchange process and settlement, there is no assurance that the Merger will be completed on the terms or timeline currently contemplated, or at all.

Failure to complete the Merger would prevent CMB.TECH and Golden Ocean from realizing the anticipated benefits of the Merger. Each company would also remain liable for significant transaction costs, including legal, accounting and financial advisory fees. Any delay in completing the Merger may significantly reduce the benefits that CMB.TECH and Golden Ocean expect to achieve if they successfully complete the Merger within the expected timeframe and integrate their respective businesses.

The Merger may adversely affect the relationships of CMB.TECH or Golden Ocean with their respective customers and suppliers, whether or not the Merger is completed.

In connection with the pendency of the Merger, existing or prospective customers or suppliers of Golden Ocean or CMB.TECH may delay, defer or cease purchasing services from or providing goods or services to Golden Ocean or CMB.TECH, delay or defer other decisions concerning Golden Ocean or CMB.TECH, or refuse to extend credit to Golden Ocean or CMB.TECH, raise disputes under their business arrangements with Golden Ocean or CMB.TECH or assert purported consent or change of control rights, or otherwise seek to change or renegotiate the terms on which they do business with Golden Ocean or CMB.TECH.

Any such delays, disputes or changes to terms could seriously harm the business of Golden Ocean or CMB.TECH, as well as the market price of their respective shares regardless of whether or not the Merger is completed.

Certain of Golden Ocean’s directors have interests in the Merger that differ from, or are in addition to, the interests of holders of Golden Ocean common shares.

When considering your vote, you should be aware that certain of Golden Ocean’s directors have interests in the Merger that are different from, or in addition to, the interests of the Golden Ocean common shareholders generally. The Golden Ocean Transaction Committee and the Golden Ocean board of directors were aware of these interests and considered them, among other matters, in making their recommendations. These interests include that two of the directors who currently serve on the Golden Ocean board of directors are also members of CMB.TECH’s Supervisory Board. These two members are not members of the Golden Ocean Transaction Committee.

These interests are discussed in more detail in the section entitled “The Merger - Interests of Golden Ocean’s Directors and Executive Officers.”

Certain rights of Golden Ocean’s shareholders will change as a result of the Merger.

Upon completion of the Merger, holders of Golden Ocean common shares will no longer be shareholders of Golden Ocean and, instead, will be shareholders of CMB.TECH. There will be certain differences between your current rights as a holder of Golden Ocean common shares, on the one hand, and the rights to which you will be entitled as a CMB.TECH ordinary shareholder, on the other hand. For a more detailed discussion of the differences in the rights of holders of Golden Ocean common shares and CMB.TECH ordinary shareholders, see the section entitled “Comparison of Shareholder Rights.”

The termination of the Merger Agreement could negatively impact Golden Ocean and CMB.TECH.

If the Merger is not completed for any reason, including as a result of Golden Ocean’s shareholders failing to approve the Merger Agreement, the ongoing businesses of Golden Ocean and CMB.TECH may be adversely affected, and, without realizing any of the anticipated benefits of having completed the Merger, Golden Ocean and CMB.TECH may be subject to a number of risks, including, but not limited to, the following:

•	negative reactions from the financial markets, including a decline of their respective share price (which may reflect a market assumption that the Merger will be completed);

•	negative reactions from the investment community, their respective customers and employees and other partners in the business community;

•	costs relating to the Merger, whether or not the Merger is completed; and

•

substantial commitments of time and resources by Golden Ocean’s and CMB.TECH’s respective management, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial had the Merger not been contemplated.

Except in specified circumstances, if the Merger is not completed by December 31, 2025, subject to extension in specified circumstances, either CMB.TECH or Golden Ocean may choose not to proceed with the Merger.

Either CMB.TECH or Golden Ocean may terminate the Merger Agreement if the Effective Time has not occurred by December 31, 2025. However, the right to terminate the Merger Agreement will not be available to CMB.TECH or Golden Ocean if the failure of such party to perform any of its obligations under the Merger Agreement has been the principal cause of or resulted in the failure of the Merger to be complete by December 31, 2025. For more information, see the sections entitled “The Merger Agreement - Termination.”

Under the Merger Agreement, Golden Ocean and CMB.TECH are subject to restrictions on the conduct of their business activities prior to completion of the Merger.

Under the Merger Agreement, Golden Ocean, CMB.TECH and their respective subsidiaries are subject to certain restrictions on the conduct of their businesses and generally must operate their businesses in the ordinary course consistent with past practice prior to completing the Merger (unless Golden Ocean or CMB.TECH obtains the other party’s consent), which may restrict Golden Ocean’s and CMB.TECH’s ability to exercise certain of their respective business strategies. These restrictions may prevent Golden Ocean and CMB.TECH from pursuing otherwise attractive business opportunities, making certain investments or acquisitions, selling assets, engaging in capital expenditures in excess of certain agreed limits, incurring indebtedness or making changes to its businesses prior to the completion of the Merger or termination of the Merger Agreement. These restrictions may prevent Golden Ocean and CMB.TECH from declaring, setting aside or paying dividends under certain circumstances, issuing, transferring or pledging its shares, incurring certain indebtedness, or making changes to its business prior to the completion of the Merger or termination of the Merger Agreement. These restrictions could have an adverse effect on Golden Ocean’s and CMB.TECH’s respective businesses, financial results, financial condition or share price. For more information, see “The Merger Agreement – Conduct of Golden Ocean and CMB.TECH Pending the Merger.”

Holders of Golden Ocean common shares will have a reduced ownership and voting interest in CMB.TECH after the Merger and will exercise less influence over management.

Holders of Golden Ocean common shares currently have the right to vote in the election of directors to the Golden Ocean board of directors and on certain other matters affecting Golden Ocean. Following the Merger, Contributing Golden Ocean Shareholders will become shareholders of CMB.TECH with a percentage ownership of CMB.TECH that is much smaller than the shareholder’s percentage ownership of Golden Ocean. On the Closing Date, as soon as reasonably practicable following the Effective Time and subject to adjustments of the Exchange Ratio, CMB.TECH will issue approximately 95,952,934 CMB.TECH ordinary shares to former holders of Golden Ocean common shares, which are estimated to represent approximately 33.1% of the outstanding CMB.TECH ordinary shares, excluding CMB.TECH ordinary shares held in treasury. Consequently, the Golden Ocean common shareholders will have substantially less influence on management and policies of CMB.TECH compared to the influence on management and policies of Golden Ocean that they now have.

The Combined Company may not realize all of the anticipated benefits of the Merger.

There is a risk that some or all of the expected benefits of the Merger may fail to materialize or may not occur within the time periods anticipated. The realization of such benefits may be affected by a number of factors, many of which are beyond the control of CMB.TECH, including, but not limited to, the strength or weakness of the economy and competitive factors in the areas where CMB.TECH and Golden Ocean do business, the effects of competition in the markets in which CMB.TECH or Golden Ocean operate, and the impact of changes in the laws and regulations regulating marine transportation or affecting domestic or foreign operations. The challenge of coordinating previously separate businesses makes evaluating the business and future financial prospects of the Combined Company following the Merger difficult. CMB.TECH and Golden Ocean have operated and, until completion of the Merger, will continue to operate, independently. The past financial performance of each of CMB.TECH and Golden Ocean may not be indicative of their future financial performance. Realization of the anticipated benefits in the Merger will depend, in part, on the Combined Company’s ability to successfully integrate CMB.TECH’s and Golden Ocean’s businesses. The Combined Company will be required to devote significant management attention and resources to integrating the two companies’ business practices. The diversion of management’s attention and any delays or difficulties encountered in connection with the Merger and the coordination of the two companies’ operations could have an adverse effect on the business, financial results, financial condition or the share price of the Combined Company following the Merger. The coordination process may also result in additional and unforeseen expenses.

Failure to realize all anticipated benefits of the Merger may impact the financial performance of the Combined Company, the price of CMB.TECH ordinary shares and the ability of CMB.TECH to pay dividends on its ordinary shares.

The Combined Company may not be able to obtain financing for additional capital requirements.

Following completion of the Merger, the Combined Company may require significant ongoing capital expenditures. Although CMB.TECH and Golden Ocean anticipate that the Combined Company will be able to fund these expenditures through the use of the Combined Company’s cash and cash equivalents, cash generated from operations, letters of credit and subsequent debt, equity or hybrid offerings, there can be no assurances that the Combined Company will be able to obtain financing on acceptable terms or at all.

CMB.TECH and Golden Ocean have incurred and expect to incur substantial transaction fees and costs in connection with the Merger.

CMB.TECH and Golden Ocean have incurred and expect to incur material non-recurring expenses in connection with the Merger and completion of the transactions contemplated by the Merger Agreement and completion of the transactions contemplated by the Merger Agreement, whether or not the Merger is completed. CMB.TECH and Golden Ocean have incurred significant legal, advisory and financial services fees in connection with the process of negotiating and evaluating the terms of the Merger. Additional significant unanticipated costs may be incurred in the course of coordinating the businesses of CMB.TECH and Golden Ocean after completion of the Merger.

Even if the Merger is not completed, CMB.TECH and Golden Ocean will need to pay certain costs relating to the Merger incurred prior to the date the Merger was abandoned, such as legal, accounting, financial advisory, filing and printing fees. Such costs may be significant and could have an adverse effect on the parties’ future results of operations, cash flows and financial condition.

The Merger will place significant demands on CMB.TECH.

The pursuit and completion of the Merger will place significant demands on the managerial, operational and financial personnel and systems of CMB.TECH. CMB.TECH cannot assure you that its systems, procedures and controls will be adequate to support the expansion of operations following and resulting from the Merger. The future operating results of the Combined Company will be affected by the ability of its officers and key employees to manage such demands, including changing business conditions and implementing and expanding its operational and financial controls and reporting systems in response to the Merger.

The unaudited pro forma condensed combined financial information of CMB.TECH and Golden Ocean is for illustrative purposes only and may not be indicative of the results of operations or financial condition of the Combined Company following the Merger.

CMB.TECH has prepared the unaudited pro forma condensed combined financial information included in this proxy statement/prospectus using the consolidated historical financial statements of CMB.TECH and Golden Ocean. It is presented for illustrative purposes only and should not be considered to be an indication of the results of operations or financial condition of the Combined Company following the Merger. In addition, the pro forma combined financial information is based in part on certain assumptions regarding the Merger that CMB.TECH and Golden Ocean currently believe are reasonable. These assumptions may not prove to be accurate, and other factors may affect the Combined Company’s results of operations or financial condition following the Merger. Accordingly, the historical and pro forma financial information does not necessarily represent the Combined Company’s results of operations and financial condition had CMB.TECH and Golden Ocean operated as a combined entity during the periods presented, or of the Combined Company’s results of operations and financial condition following completion of the Merger. The Combined Company’s potential results of operation and financial condition must be considered in light of the risks, uncertainties, expenses and difficulties typically encountered by recently combined companies.

In preparing the pro forma financial information contained in this proxy statement/prospectus, CMB.TECH has given effect to, among other things, the completion of the Merger, payment of the Merger Consideration and estimated transaction costs. The unaudited pro forma financial information does not reflect all of the costs that CMB.TECH and Golden Ocean expect to incur in connection with the Merger. For more information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

Resales of CMB.TECH ordinary shares following the Merger may cause the market value of CMB.TECH ordinary shares to decline.

Pursuant to the terms of the Merger Agreement, CMB.TECH will issue approximately 95,952,934 new ordinary shares at the Closing Date, subject to any adjustments pursuant to the terms of the Merger Agreement. The issuance of these new shares and the sale of additional shares that may become eligible for sale in the public market from time to time could have the effect of depressing the market value for CMB.TECH ordinary shares. The increase in the number of CMB.TECH ordinary shares may lead to sales of such CMB.TECH ordinary shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market value of, CMB.TECH ordinary shares.

If the Merger does not qualify as a tax-free reorganization for U.S. federal income tax purposes, shareholders of Golden Ocean could be subject to significant tax liabilities.

CMB.TECH and Golden Ocean intend for the Merger to qualify as a tax-free reorganization for U.S. federal income tax purposes. Neither CMB.TECH nor Golden Ocean has sought, and neither will seek, any ruling from the IRS regarding the Merger, nor will CMB.TECH or Golden Ocean obtain an opinion of legal counsel as to whether the Merger will constitute a tax-free reorganization for U.S. federal income tax purposes. As a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position that the Merger fails to qualify as a tax-free reorganization for U.S. federal income tax purposes.

If the Merger were to fail to qualify as a tax-free reorganization for U.S. federal income tax purposes, shareholders of Golden Ocean could be subject to tax on gain, if any, realized upon the exchange of Golden Ocean common shares for CMB.TECH ordinary shares. Conversely, if consistent with the intention of CMB.TECH and Golden Ocean, the Merger qualifies as a tax-free reorganization, shareholders of Golden Ocean will not be permitted to recognize a loss, if any, realized upon the exchange of Golden Ocean common shares for CMB.TECH ordinary shares (other than with respect to cash received in lieu of fractional shares). See the section entitled “Material Tax Considerations” for a discussion of the material U.S. federal income tax consequences of  (i) the Merger and (ii) owning and disposing of CMB.TECH ordinary shares.

If the Merger does not qualify as a “reorganization” under Section 368(a) of the Code, U.S. Holders of Golden Ocean common shares may recognize gain or loss for U.S. federal income tax purposes.

CMB.TECH and Golden Ocean intend the Merger to qualify as a “reorganization” under Section 368(a) of the Code, in which case a U.S. Holder of Golden Ocean common shares will generally not recognize gain as a result of the Merger, except to the extent the U.S. Holder receives cash in lieu of fractional shares. However, it is possible that the IRS may disagree with this position and recharacterize the Merger as a taxable transaction.

If the Merger were to be characterized as a taxable transaction, then a U.S. Holder would recognize gain or loss on the exchange of his Golden Ocean common shares for CMB.TECH ordinary shares. See the discussion below under the heading “Material Tax Considerations – Material United States Federal Income Tax Consequences of the Merger.”

U.S. Holders of Golden Ocean common shares are urged to carefully review the section titled “Material Tax Considerations – Material United States Federal Income Tax Consequences of the Merger” for more information and to consult with their tax advisors as to the particular consequences that may apply to such U.S. Holder as a result of the Merger.

The market value of CMB.TECH ordinary shares may decline as a result of the Merger.

The market value of CMB.TECH ordinary shares may decline as a result of the Merger if, among other things, the Combined Company is unable to achieve the expected growth in earnings, or if the transaction costs related to the Merger are greater than expected. The market value also may decline if the Combined Company does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by the market or if the effect of the Merger on the Combined Company’s financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts.

CMB.TECH is organized under the laws of Belgium, and a substantial portion of its assets will continue to be, and all of its directors and executive officers will continue to reside, outside of the United States after the Merger, and as a result, it may not be possible for shareholders to enforce civil liability provisions of the securities laws of the United States.

CMB.TECH is organized under the laws of Belgium. Following completion of the Merger, substantially all of the Combined Company’s assets will be located outside the United States, and all of the Combined Company’s executive officers and directors will reside outside the United States. Further, all of the experts named in this proxy statement/prospectus reside outside of the United States. As a result, it may be difficult for investors to effect service within the United States upon those directors, officers and experts, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of the Combined Company and such directors, executive officers or experts under the United States federal securities laws.

CMB.TECH may issue additional ordinary shares or other equity securities following completion of the Merger without your approval, which would dilute your ownership interests and may depress the market price of CMB.TECH ordinary shares.

CMB.TECH may issue additional ordinary shares or other equity securities of equal or senior rank in the future in connection with, among other things, future vessel acquisitions, repayment of outstanding indebtedness, or equity or hybrid financing, without shareholder approval, in a number of circumstances.

Pursuant the BCCA and subject to the conditions set forth therein and in article 7 of the CMB.TECH Articles of Association, the Supervisory Board may increase CMB.TECH’s share capital in one or several tranches by a total maximum amount of $239,147,500, subject to the terms and conditions it determines and in accordance with prevailing legal provisions at the time of the increase. Under this authorization, the Supervisory Board may, in the company’s interest, (i) restrict or suspend the preferential subscription rights of the existing shareholders or (ii) restrict or suspend the preferential subscription rights of the existing shareholders in favor of one or more specific persons, other than members of the personnel of the company or its subsidiaries.

CMB.TECH’s issuance of additional ordinary shares or other equity securities of equal or senior rank may cause, among others, the following:

•	a decrease in existing shareholders’ proportionate ownership interest;

•	a decrease in the amount per share of cash available for dividends payable on its ordinary shares;

•	diminished relative voting strength of each ordinary share previously outstanding; and

•	a decline in the market price of its ordinary shares.

Risks Related to Golden Ocean

You should read and consider the risk factors specific to Golden Ocean that will also affect the Combined Company after completion of the Merger. These risks are described in Golden Ocean’s annual report on Form 20-F for the fiscal year ended December 31, 2024, and other Golden Ocean filings with the SEC, each of which is incorporated by reference herein, and in other documents that are incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information.”

Risks Related to CMB.TECH

You should read and consider the risk factors specific to CMB.TECH that will also affect the Combined Company after completion of the Merger. These risks are described in CMB.TECH’s annual report on Form 20-F for the year ended December 31, 2024, and other CMB.TECH filings with the SEC, each of which is incorporated by reference herein, and in other documents that are incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information.”

INFORMATION ABOUT THE COMBINED COMPANY

In this section, references to “we”, “us” and “our” are references to the Combined Company resulting from the Merger. All statistics and other financial information in this section are presented on a pro forma basis, giving effect to the Merger.

Overview

CMB.TECH is, and following consummation of the Merger, will continue to be, a diversified and future-proof maritime group that builds, owns, operates, and designs large marine and industrial applications that run on dual fuel or monofuel (diesel-)hydrogen and (diesel-)ammonia engines. The Combined Company will be headquartered in Antwerp, Belgium, and will have offices located in France, Japan, Luxembourg, Greece, Hong Kong, the Netherlands, Namibia, Oslo, Singapore and the United Kingdom. The CMB.TECH ordinary shares are listed on Euronext Brussels and the NYSE under the symbol “CMBT”, and it anticipates that, in connection with the Merger, the CMB.TECH ordinary shares will be approved for listing on Euronext Oslo as of the Closing or shortly thereafter.

Following the Merger, the Combined Company’s fleet of vessels which it will own and operate will consist of 248 vessels with an average age of approximately seven years, an aggregate carrying capacity of approximately 30 million dwt (excluding crew transfer vessels (“CTVs”)) and will consist of drybulk carriers, container vessels, oil tankers, chemical tankers, offshore wind transport vessels, tugs, a MPH2UV and ferries (the “Combined Fleet”).

The Combined Company will continue to promote CMB.TECH’s ongoing strategy of being the reference platform for sustainable shipping as follows:

1.

Fleet diversification. CMB.TECH has diversified its fleet into different shipping segments to decrease its dependence on the transportation of crude oil. This diversification has not resulted in it exiting the oil tanker business altogether, but rather has resulted in a gradual decrease of the share of revenues coming from pure crude oil transportation by adding different shipping asset types to our portfolio. CMB.TECH believes that the expansion into other shipping segments will enable future-proof investments throughout the cycles of the various segments. CMB.TECH expects that this diversification will continue as a result of the Merger, and that the Combined Company will continue with the acquisition of second-hand future-proof vessels and the ordering of future-proof newbuildings, efficient low-carbon emitting ships and/or ships powered by hydrogen and/or ships powered by ammonia.

2.

Fleet decarbonization. CMB.TECH believes a key trend in shipping is offering low-emission ships to its customers given the global fuel transition, making it important to dedicate significant amounts of capital from the industry and shipping companies to the development of low-carbon engines, fuel supply systems and the production of low-carbon fuels. CMB.TECH envisions playing a leading role in the decarbonization of the shipping industry and being the reference shipowner when it comes to green ships.

3.

Fleet optimization. By divesting less efficient or older ships and re-investing the proceeds in new buildings or modern secondhand vessels or technical upgrades (e.g., energy saving devices), CMB.TECH seeks to optimize its fleet to continue offering the best quality vessels to its customers.

The Combined Fleet

The following table summarizes key information about the Combined Fleet giving effect to the completion of the Merger.

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard(1)	Charterer	Type of employment
Owned Vessels
Daishan	VLCC	306,005	2007	Daewoo	Perenco	Time Charter
Dalma	VLCC	306,543	2007	Daewoo		TI Pool
Hirado	VLCC	302,550	2011	Universal		TI Pool
Ilma	VLCC	314,000	2012	Hyundai		TI Pool
Ingrid	VLCC	314,000	2012	Hyundai		TI Pool
Hojo	VLCC	302,965	2013	JMU		TI Pool
Antigone	VLCC	299,421	2015	Hyundai		TI Pool
Dia	VLCC	299,999	2015	Daewoo		TI Pool
Aegean	VLCC	299,999	2016	Hyundai		TI Pool
Donoussa	VLCC	299,999	2016	Daewoo		Time Charter
TK300K-1	VLCC	319,000	2026	Qingdao Beihai
TK300K-2	VLCC	319,000	2026	Qingdao Beihai
TK300K-3	VLCC	319,000	2026	Qingdao Beihai
TK300K-4	VLCC	319,000	2027	Qingdao Beihai
TK300K-5	VLCC	319,000	2027	Qingdao Beihai

VLCC | Total dwt | #		4,640,481		15

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard(1)	Type of employment
Owned Vessels
Sienna	Suezmax	150,205	2007	Universal	Spot
Cap Theodora	Suezmax	158,819	2008	Samsung	Spot
Fraternity	Suezmax	157,714	2009	Samsung	Time Charter
Sofia	Suezmax	165,000	2010	Hyundai	Spot
Stella	Suezmax	165,000	2011	Hyundai	Spot
Captain Michael	Suezmax	157,648	2012	Samsung	Spot
Maria	Suezmax	157,523	2012	Hyundai	Spot
Cap Corpus Christi	Suezmax	156,600	2018	Hyundai	Time Charter
Cap Pembroke	Suezmax	158,826	2018	Hyundai	Time Charter
Cap Port Arthur	Suezmax	156,600	2018	Hyundai	Time Charter
Cap Quebec	Suezmax	156,600	2018	Hyundai	Time Charter
Cedar	Suezmax	157,310	2022	Daehan	Spot
Cypres	Suezmax	157,310	2022	Daehan	Spot
Brest	Suezmax	156,851	2023	Hyundai	Spot
Brugge	Suezmax	156,851	2023	Hyundai	Spot
Bristol	Suezmax	156,851	2024	Hyundai	Spot
Helios	Suezmax	156,790	2024	DH Shipbuilding	Time Charter
Orion	Suezmax	156,790	2024	DH Shipbuilding	Spot
H5105	Suezmax	156,000	2026	DH Shipbuilding	Time Charter
H5106	Suezmax	156,000	2026	DH Shipbuilding	Time Charter

SUEZMAX | Total dwt | #		3,151,288		20

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard(1)	Type of employment
FSO Vessels
FSO Africa	FSO	432,023	2002	Daewoo	Service Contract
FSO Asia	FSO	432,023	2002	Daewoo	Service Contract

FSO | Total dwt | #		864,046		2

Vessel Name	Type	Gross Tons	Year Built	Shipyard(1)	Type of employment
Owned Vessel
Hydrotug	Tugboat	496	2022	Armon	Time Charter

TUGBOAT | Total dwt | #		496		1

Vessel Name	Type	Gross Tons	Year Built	Shipyard(1)	Type of employment
Owned Vessel
MPH2UV	MHUV 2010	150	2025	Neptune

MHUV 2010 | Total dwt | #		150		1

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard(1)	Type of employment
Owned Vessels
Hydroville	Ferry	15	2017	BW Seacat	Demonstration vessel
Hydrobingo*	Ferry	19	2021	Tsuneishi	Commercial ferry

FERRY | Total dwt | #		34		2

*	50% owned vessel

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard(1)	Type of employment
Owned Vessels
552205	CSOV	2,000	2025	Damen	Short term Time Charter
552206	CSOV	2,000	2025	Damen	Spot
552207	CSOV	2,000	2025	Damen	Spot
552208	CSOV	2,000	2026	Damen	Spot
552209	CSOV	2,000	2026	Damen	Spot
552210	CSOV	2,000	2026	Damen	Spot

CSOV | Total dwt | #		12,000		6

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard(1)	Type of employment
Owned Vessels
CMA CGM Masai Mara	Container	75,830	2023	Yangfan	Time Charter
CMA CGM Zingaro	Container	75,830	2024	Yangfan	Time Charter
CMA CGM Etosha	Container	77,000	2024	Yangfan	Time Charter
CMA CGM Dolomites	Container	77,000	2024	Yangfan	Time Charter
Yara Eyde	Container	1400 TEU	2026	Yangfan	Time Charter

CONTAINER | Total dwt | #		305,660		5

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard(1)	Type of employment
Owned Vessels
Bochem Houston	Chemical	26,000	2023	CMJL Dingheng	STJS
Bochem Rotterdam	Chemical	26,000	2023	CMJL Dingheng	STJS
Bochem Casablanca	Chemical	25,000	2024	CMJL Dingheng	Time Charter
Bochem Shanghai	Chemical	25,000	2024	CMJL Dingheng	Time Charter
Bochem New Orleans	Chemical	25,000	2024	CMJL Dingheng	Time Charter
Bochem Brisbane	Chemical	25,000	2024	CMJL Dingheng	Time Charter
CMYZ0121	Chemical	25,000	2025	CMJL Dingheng	Time Charter
CMYZ0122	Chemical	25,000	2026	CMJL Dingheng	Time Charter
CMYZ0189	Chemical	25,000	2028	CMJL Dingheng	Time Charter
CMYZ0190	Chemical	25,000	2028	CMJL Dingheng	Time Charter
CMYZ0191	Chemical	25,000	2028	CMJL Dingheng	Time Charter
CMYZ0192	Chemical	25,000	2028	CMJL Dingheng	Time Charter
CMYZ0193	Chemical	26,000	2029	CMJL Dingheng	Time Charter
CMYZ0194	Chemical	26,000	2029	CMJL Dingheng	Time Charter

CHEMICAL | Total dwt | #		354,000		14

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard(1)	Type of employment
Owned Vessels
Product Tanker CMJL #1	Product Tanker	17,000	2026	CMJL Dingheng	Time Charter
Product Tanker CMJL #2	Product Tanker	17,000	2026	CMJL Dingheng	Time Charter

PRODUCT TANKER | Total dwt | #		34,000		2

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard(1)	Type of employment
Owned Vessels
Mineral Belgie	Newcastlemax	210,204	2023	Qingdao Beihai	Spot
Mineral Nederland	Newcastlemax	210,204	2023	Qingdao Beihai	Spot
Mineral France	Newcastlemax	210,000	2024	Qingdao Beihai	Spot
Mineral Luxembourg	Newcastlemax	210,197	2024	Qingdao Beihai	Spot
Mineral Deutschland	Newcastlemax	210,000	2024	Qingdao Beihai	Spot
Mineral Italia	Newcastlemax	210,000	2024	Qingdao Beihai	Spot
Mineral Eire	Newcastlemax	210,000	2024	Qingdao Beihai	Spot
Mineral Espana	Newcastlemax	210,000	2024	Qingdao Beihai	Spot
Mineral Danmark	Newcastlemax	210,000	2024	Qingdao Beihai	Spot
Mineral Hellas	Newcastlemax	210,000	2024	Qingdao Beihai	Spot
Mineral Portugal	Newcastlemax	210,000	2025	Qingdao Beihai	Spot
Mineral Osterreich	Newcastlemax	210,000	2025	Qingdao Beihai	Spot
BC210K-43	Newcastlemax	210,000	2025	Qingdao Beihai
BC210K-44	Newcastlemax	210,000	2025	Qingdao Beihai
BC210K-45	Newcastlemax	210,000	2025	Qingdao Beihai
Mineral Sverige	Newcastlemax	210,000	2025	Qingdao Beihai	Spot
Mineral Suomi	Newcastlemax	210,000	2025	Qingdao Beihai	Spot
Mineral Polska	Newcastlemax	210,000	2025	Qingdao Beihai	Spot
BC210K-52	Newcastlemax	210,000	2025	Qingdao Beihai
BC210K-53	Newcastlemax	210,000	2025	Qingdao Beihai
BC210K-46	Newcastlemax	210,000	2026	Qingdao Beihai

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard(1)	Type of employment
BC210K-54	Newcastlemax	210,000	2026	Qingdao Beihai
BC210K-55	Newcastlemax	210,000	2026	Qingdao Beihai
BC210K-56	Newcastlemax	210,000	2026	Qingdao Beihai
BC210K-63	Newcastlemax	210,000	2026	Qingdao Beihai
BC210K-64	Newcastlemax	210,000	2026	Qingdao Beihai
BC210K-79	Newcastlemax	210,000	2027	Qingdao Beihai
BC210K-80	Newcastlemax	210,000	2027	Qingdao Beihai

BULKER NEWCASTLEMAX | Total dwt | #		5,880,605		28

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard(1)	Type of employment(2)
Owned Vessels
Golden Scape	Newcastlemax	211,112	2016	Bohai	Index linked time charter
Golden Swift	Newcastlemax	211,135	2016	Bohai	Index linked time charter
Golden Walcott	Newcastlemax	207,999	2017	Dalian	Time Charter
Golden Champion	Newcastlemax	208,391	2019	NTS	Spot
Golden Coral	Newcastlemax	208,400	2019	NTS	Spot
Golden Comfort	Newcastlemax	208,385	2020	NTS	Spot
Golden Competence	Newcastlemax	208,397	2020	NTS	Spot
Golden Confidence	Newcastlemax	208,399	2020	NTS	Spot
Golden Courage	Newcastlemax	208,395	2020	NTS	Spot
Golden Duke	Newcastlemax	207,999	2020	NTS	Time Charter
Golden Earl	Newcastlemax	207,999	2020	NTS	Time Charter
Golden Emerald	Newcastlemax	207,999	2020	NTS	Time Charter
Golden Saint	Newcastlemax	211,138	2020	Bohai	Spot
Golden Skies	Newcastlemax	210,896	2020	Bohai	Index linked time charter
Golden Spirit	Newcastlemax	210,866	2020	Bohai	Index linked time charter
Golden Aquamarine	Newcastlemax	207,999	2021	NTS	Time Charter
Golden Sapphire	Newcastlemax	207,999	2021	NTS	Time Charter
Golden Spray	Newcastlemax	210,667	2021	Bohai	Index linked time charter

BULKER NEWCASTLEMAX | Total dwt | #		3,764,175		18

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard(1)	Type of employment
Owned Vessels
Battersea	Capesize	169,391	2009	DH Shipbuilding	Spot
Belgravia	Capesize	169,931	2009	DH Shipbuilding	Spot
Golden Magnum	Capesize	179,788	2009	Daewoo	Spot
Golden Beijing	Capesize	175,820	2010	JHI	Spot
Golden Future	Capesize	175,861	2010	JHI	Spot
Golden Zhejiang	Capesize	175,837	2010	JHI	Spot
Golden Myrtalia	Capesize	177,979	2011	SWS	Index linked time charter
Golden Zhoushan	Capesize	175,853	2011	JHI	Spot
KSL China	Capesize	179,109	2013	Orient	Index linked time charter
Golden Anastasia	Capesize	179,189	2014	Sungdong SB	Spot
Golden Houston	Capesize	181,214	2014	Imabari	Spot
Golden Kaki	Capesize	180,600	2014	Imabari	Spot
KSL Salvador	Capesize	180,958	2014	SWS	Index linked time charter

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard(1)	Type of employment
KSL San Francisco	Capesize	181,066	2014	SWS	Index linked time charter
KSL Santiago	Capesize	181,020	2014	SWS	Spot
KSL Santos	Capesize	181,055	2014	SWS	Index linked time charter
KSL Sapporo	Capesize	180,960	2014	SWS	Index linked time charter
KSL Seattle	Capesize	181,015	2014	SWS	Index linked time charter
KSL Singapore	Capesize	181,062	2014	SWS	Index linked time charter
KSL Sydney	Capesize	181,009	2014	SWS	Index linked time charter
Golden Amreen	Capesize	179,337	2015	Sungdong SB	Spot
Golden Aso	Capesize	182,472	2015	JMU	Spot
Golden Finsbury	Capesize	182,481	2015	JMU	Spot
Golden Kathrine	Capesize	182,486	2015	JMU	Index linked time charter
KSL Sakura	Capesize	181,062	2015	SWS	Spot
KSL Seoul	Capesize	181,010	2015	SWS	Spot
KSL Seville	Capesize	181,003	2015	SWS	Spot
KSL Stockholm	Capesize	181,043	2015	SWS	Index linked time charter
Golden Barnet	Capesize	180,355	2016	DH Shipbuilding	Index linked time charter
Golden Behike	Capesize	180,491	2016	DH Shipbuilding	Index linked time charter
Golden Bexley	Capesize	180,229	2016	DH Shipbuilding	Index linked time charter
Golden Fulham	Capesize	182,610	2016	JMU	Index linked time charter
Golden Monterrey	Capesize	180,513	2016	DH Shipbuilding	Index linked time charter
Golden Nimbus	Capesize	180,503	2017	NTS	Index linked time charter
Golden Savannah	Capesize	181,044	2017	SWS	Spot
Golden Surabaya	Capesize	181,046	2017	SWS	Index linked time charter
Golden Arcus	Capesize	180,478	2018	NTS	Index linked time charter
Golden Calvus	Capesize	180,521	2018	NTS	Index linked time charter
Golden Cirrus	Capesize	180,487	2018	NTS	Spot
Golden Cumulus	Capesize	180,499	2018	NTS	Index linked time charter
Golden Incus	Capesize	180,512	2018	NTS	Index linked time charter

BULKER CAPESIZE | Total dwt | #		7,368,899		41

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard(1)	Type of employment
Owned Vessels
Golden Arion	Kamsarmax	82,188	2011	Tsuneishi	Spot
Golden Jake	Kamsarmax	82,188	2011	Tsuneishi	Spot
Golden Daisy	Kamsarmax	81,507	2012	SPP	Spot
Golden Ginger	Kamsarmax	81,487	2012	SPP	Spot
Golden Rose	Kamsarmax	81,585	2012	SPP	Spot
Golden Sue	Kamsarmax	84,943	2013	Sasebo	Time Charter
Golden Deb	Kamsarmax	84,970	2014	Sasebo	Time Charter
Golden Kennedy	Kamsarmax	84,978	2015	Sasebo	Spot
Golden Fellow	Kamsarmax	81,135	2020	Dalian	Spot
Golden Fortune	Kamsarmax	81,210	2020	Dalian	Spot
Golden Forward	Kamsarmax	81,130	2020	Dalian	Spot
Golden Friend	Kamsarmax	81,206	2020	Dalian	Spot
Golden Frost	Kamsarmax	80,558	2020	Dalian	Spot
Golden Fast	Kamsarmax	80,573	2021	Dalian	Spot
Golden Freeze	Kamsarmax	80,578	2021	Dalian	Spot
Golden Furious	Kamsarmax	80,595	2021	Dalian	Spot

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard(1)	Type of employment
Golden Grace	Kamsarmax	84,505	2023	Dalian	Spot
Golden Hope	Kamsarmax	84,986	2023	Dalian	Spot
Golden John	Kamsarmax	84,508	2023	Dalian	Spot
Golden Lion	Kamsarmax	84,967	2023	Dalian	Spot
Golden Soul	Kamsarmax	84,988	2023	Dalian	Spot
Golden Star	Kamsarmax	84,988	2023	Dalian	Spot
Golden Erling	Kamsarmax	84,520	2024	Dalian	Spot
Golden Faith	Kamsarmax	84,987	2024	Dalian	Spot
Golden Tide	Kamsarmax	84,996	2024	Dalian	Spot
Golden Wave	Kamsarmax	84,984	2024	Dalian	Spot

BULKER KAMSARMAX | Total dwt | #		2,159,260		26

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard(1)	Type of employment(2)
Owned Vessels (Golden Ocean)*
Golden Brilliant	Panamax	74,500	2013	Pipavav	Index linked time charter
Golden Pearl	Panamax	74,300	2013	Pipavav	Spot
Golden Amber	Panamax	74,754	2017	Pipavav	Spot
Golden Opal	Panamax	74,232	2017	Pipavav	Spot

BULKER PANAMAX | Total dwt | #		297,786		4

Vessel Name	Type	Year Built	Shipyard(1)	Type of employment(2)
Owned Vessels
Windcat 1	CTV	2004	AF Theriault	Short term Time Charter
Windcat 2	CTV	2005	AF Theriault	Short term Time Charter
Windcat 3	CTV	2005	AF Theriault	Short term Time Charter
Windcat 4	CTV	2005	AF Theriault	Spot
Windcat 10	CTV	2007	AF Theriault	Short term Time Charter
Windcat 7	CTV	2007	Island Boats Inc	Short term Time Charter
Windcat 11	CTV	2008	AF Theriault	Short term Time Charter
Windcat 16	CTV	2008	AF Theriault	Short term Time Charter
Windcat 19	CTV	2008	AF Theriault	Short term Time Charter
Windcat 14	CTV	2009	D&S Woudsend	Short term Time Charter
Windcat 15	CTV	2009	D&S Woudsend	Short term Time Charter
Windcat 17	CTV	2009	AF Theriault	Short term Time Charter
Windcat 18	CTV	2009	AF Theriault	Short term Time Charter
Windcat 20	CTV	2009	D&S Woudsend	Short term Time Charter
WC Dorothea	CTV	2010	South Boats	Long term Time Charter
Windcat 21	CTV	2010	AF Theriault	Short term Time Charter
Windcat 22	CTV	2010	D&S Woudsend	Long term Time Charter
Windcat 23	CTV	2010	AF Theriault	Short term Time Charter
Windcat 24	CTV	2010	D&S Woudsend	Short term Time Charter
Windcat 25	CTV	2010	D&S Woudsend	Short term Time Charter
Windcat 101	CTV	2011	Bloemsma van Bremen	Short term Time Charter
Windcat 26	CTV	2011	D&S Woudsend	Short term Time Charter
Windcat 27	CTV	2011	AF Theriault	Short term Time Charter

Vessel Name	Type	Year Built	Shipyard(1)	Type of employment(2)
Windcat 29	CTV	2011	AF Theriault	Short term Time Charter
FRS Windcat 28*	CTV	2012	D&S Woudsend	Long term Time Charter
Windcat 30	CTV	2012	D&S Woudsend	Short term Time Charter
Windcat 31	CTV	2013	D&S Woudsend	Long term Time Charter
Windcat 32	CTV	2013	D&S Woudsend	Short term Time Charter
Windcat 33	CTV	2013	D&S Woudsend	Long term Time Charter
FRS Windcat 34*	CTV	2013	D&S Woudsend	Short term Time Charter
FRS Windcat 35*	CTV	2014	D&S Woudsend	Short term Time Charter
Windcat 36	CTV	2014	D&S Woudsend	Short term Time Charter
Windcat 37	CTV	2015	D&S Woudsend	Short term Time Charter
Windcat 38	CTV	2015	D&S Woudsend	Short term Time Charter
Windcat 39	CTV	2016	D&S Woudsend	Short term Time Charter
Windcat 40	CTV	2017	D&S Woudsend	Short term Time Charter
Windcat 41	CTV	2018	D&S Woudsend	Short term Time Charter
FRS Windcat 42*	CTV	2018	D&S Woudsend	Long term Time Charter
FRS Windcat 43*	CTV	2018	D&S Woudsend	Short term Time Charter
TSM Windcat 44*	CTV	2019	D&S Woudsend	Short term Time Charter
Windcat 45	CTV	2019	D&S Woudsend	Short term Time Charter
Windcat 46	CTV	2020	D&S Woudsend	Short term Time Charter
Windcat 47	CTV	2020	D&S Woudsend	Short term Time Charter
Hydrocat 48	CTV	2021	D&S Woudsend	Short term Time Charter
TSM Windcat 49*	CTV	2021	D&S Woudsend	Long term Time Charter
TSM Windcat 52*	CTV	2022	Neptune	Short term Time Charter
TSM Windcat 53*	CTV	2022	Neptune	Long term Time Charter
TSM Windcat 54*	CTV	2022	Neptune	Long term Time Charter
Windcat 50	CTV	2022	D&S Woudsend	Short term Time Charter
Windcat 51	CTV	2022	D&S Woudsend	Short term Time Charter
FRS Hydrocat 55*	CTV	2023	D&S Woudsend	Short term Time Charter
TSM Windcat 56*	CTV	2024	Neptune	Short term Time Charter
Windcat 57	CTV	2024	D&S Woudsend	Short term Time Charter
TSM Windcat 59*	CTV	2025	Neptune	Short term Time Charter
FRS Windcat 61*	CTV	2025	D&S Woudsend
FRS Windcat 62*	CTV	2025	Neptune
Windcat 63	CTV	2025	Neptune
FRS Windcat 64*	CTV	2025	D&S Woudsend
Hydrocat 58	CTV	2025	D&S Woudsend	Short term Time Charter
Hydrocat 60	CTV	2025	D&S Woudsend	Short term Time Charter
FRS Windcat 65*	CTV	2026	Neptune

CTV | #			61

* 50% owned vessel

Vessel Name	Type	Deadweight Tons (dwt)	Year Built	Shipyard(1)	Type of employment
Owned Vessels
DQS-02	Coaster	5,000	2026	Dung Quat
DQS-04	Coaster	5,000	2026	Dung Quat

COASTER | Total dwt | #		10,000		2

(1)

As used in this table, “Samsung” refers to Samsung Heavy Industries Co., Ltd, “Hyundai” refers to Hyundai Heavy Industries Co., Ltd., “Universal” refers to Universal Shipbuilding Corporation, “Hitachi” refers to Hitachi Zosen Corporation, “Daewoo” refers to Daewoo Shipbuilding and Marine Engineering S.A. (DSME), “JMU” refers to Japan Marine United Corp., Ariake Shipyard, Japan, “Dalian” refers to Dalian Shipbuilding Industry Co. Ltd., “STX” refers to STX Offshore and Shipbuilding Co. Ltd., and “Hanjin” refers to Hanjin Heavy Industry Co. Ltd., “NTS” refers to New Times Shipbuilding Co., Ltd., “Damen” refers to Damen Shipyards Hai Long Bay, “Yangfan” refers to Yanfan Group Co. Ltd., “D&S Woudsend” refers to Dok en Scheepsbouw Woudsend BV, “Qingdao Beihai” refers to CSSC Qingdao Beihai Shipbuilding Co., Ltd., “South Boats” refers to South Boats Special Projects Ltd., “Yara Int.” refers to Yara International ASA, “Tsuneishi” refers to Tsuneishi Shipbuilding Co., Ltd., “DH Shipbuilding” refers to Daehan Shipbuilding Co., Ltd., “BW Seacat” refers to Bennett-Worrallo SeaCat Ltd., “Neptune” refers to Neptune Shipyards B.V., “AF Theriault” refers to A.F. Theriault & Son Ltd., “Armon” refers to Astilleros Armon S.A., “CMJL Dingheng” refers to China Merchants Jinling Shipyard (Weihai) Co., Ltd., “Dung Quat” refers to Dung Quat Shipbuilding Industry Ltd, “Bohai” refers to Bohai Shipbuilding Heavy Industry Co. Ltd., “JHI” refers to Jinhai Heavy Industry Co. Ltd., “SWS” refers to Shanghai Waigaoqiao Shipbuilding Co., Ltd., “Orient” refers to Orient Shipyard Co.,Ltd., “Sungdon SB” refers to HSG Sungdong Shipbuilding Co. Ltd., “Imabari” refers to Imabari Shipbuilding Co., Ltd. “SPP” refers to SPP Shipbuilding Co., Ltd., “Sasebo” refers to Sasebo Heavy Industries Co., Ltd., “Pipavav” refers to Pipavav shipyard Ltd.

(2)	Index linked time charter: in a time charter the rate is fixed, an Index-linked time charter has a variable rate that depends on an agreed index.
(3)	This table assumes that the following vessels will be successfully sold prior to the consummation of the Merger and will therefore not be part of the Combined Company fleet: Hakata and Hakone.

Chartering Strategy of the Combined Fleet

For information about the chartering strategy of CMB.TECH, which the Combined Company will continue following the Merger, see “Information About CMB.TECH – Chartering Strategy.”

Supervisory Board and Management Board

Following completion of the Merger, members of the CMB.TECH’s Supervisory Board and management board (the “Management Board”) will continue to serve in such positions of the Combined Company. For information about CMB.TECH’s Supervisory Board and Management Board, please see “Item 6. Directors, Senior Management and Employees” of CMB.TECH’s annual report on Form 20-F for the fiscal year ended December 31, 2024.

THE SPECIAL GENERAL MEETING

The Golden Ocean board of directors is providing this proxy statement/prospectus to holders of the Golden Ocean common shares as part of a solicitation of proxies for use at the Special General Meeting.

Date, Time and Place

The Special General Meeting will be held at Hamilton Princess and Beach Club, 76 Pitts Bay Road, Hamilton HM 08, Bermuda, at 9:00 a.m. local time, on August 19, 2025 unless adjourned to a later time.

Purpose of the Special General Meeting

At the Special General Meeting, Golden Ocean is asking holders of its common shares to consider and vote on the:

1.

Bye-law Amendment: a proposal for the approval of an amendment to the bye-laws of Golden Ocean to clarify any ambiguity that the required shareholder voting majority for a merger of Golden Ocean is a simple majority of the votes cast at a general meeting of Golden Ocean shareholders; and

2.

Merger Proposal: a proposal to approve the Merger Agreement, dated as of May 28, 2025, by and among Golden Ocean, CMB.TECH and Merger Sub, the Bermuda Merger Agreement and the transactions contemplated thereby, including the (i) merger of Golden Ocean with and into Merger Sub, with Merger Sub continuing its corporate existence as the surviving company and as a wholly-owned subsidiary of CMB.TECH, (ii) cancellation, at the Effective Time, of each Golden Ocean common share, issued and outstanding immediately prior to such time, and the automatic conversion of such shares (other than such shares owned by Golden Ocean, CMB.TECH, Merger Sub or their respective subsidiaries) into the right to receive 0.95 CMB.TECH ordinary shares, subject to adjustment pursuant to the terms of the Merger Agreement, and (iii) the appointment of the Exchange Agent to act as agent for the Merger and, among other things, to act as agent solely in the name and on behalf of and for the account and benefit of the Contributing Golden Ocean shareholders, with the right of sub-delegation, for the purpose of facilitating the execution and implementation of the Contribution in Kind, including, but not limited to, representing the Contributing Golden Ocean Shareholders at the Closing, contributing the Surviving Company Shares to CMB.TECH by way of a capital increase following an “inbreng in natura/apport en nature” as set out in the BCCA, receiving the Merger Consideration and delivering it to such Contributing Golden Ocean Shareholders; and

3.

Adjournment proposal: a proposal to approve adjournments of the Special General Meeting, if necessary, to permit, among other things, further solicitation of proxies if there are not sufficient votes at the time of the meeting to approve the Merger Agreement.

Approval and Recommendation of the Golden Ocean Transaction Advisory Committee and the Golden Ocean Board of Directors

The Golden Ocean board of directors, upon the unanimous recommendation of the Golden Ocean Transaction Committee, has unanimously approved the Merger Agreement and determined that the Merger Agreement, the Bermuda Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of the Golden Ocean shareholders. The Golden Ocean board of directors, upon the unanimous recommendation of the Golden Ocean Transaction Committee, recommends that you vote “FOR” the approval of the Bye-law amendment, “FOR” the approval of the Merger Proposal and “FOR” the approval of the proposal to approve adjournments of the Special General Meeting, if necessary, to permit, among other things, further solicitation of proxies if there are not sufficient votes at the time of the meeting to approve the Bye-law Amendment or the Merger Proposal.

Record Date; Outstanding Shares; Shares Entitled to Vote

Only holders of record of Golden Ocean common shares at the close of business on the record date, July 16, 2025, are entitled to notice of and to vote at the Special General Meeting and any adjournment thereof and only holders of record of Golden Ocean common shares are entitled to exercise the appraisal rights conferred on dissenting shareholders by Bermuda law. As of the close of business on the record date, there were 199,403,293 Golden Ocean Shares issued and outstanding and entitled to vote at the Special General Meeting. All Golden Ocean common shares that were outstanding as of the close of business on the record date are entitled to one vote per share.

Quorum

At least two Golden Ocean shareholders entitled to vote present in person or represented by proxy shall constitute a quorum for the purposes of the Special General Meeting; provided, however, that if Golden Ocean shall have only one shareholder, one shareholder present in person or by proxy shall constitute the necessary quorum. If you submit a properly executed proxy card, the proxyholder will be considered part of the quorum.

Abstentions and broker “non-votes” are counted as present and entitled to vote at the Special General Meeting for purposes of determining a quorum. A broker “non-vote” occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.

If a quorum is not present or if there are not sufficient votes for the approval of the Merger Proposal, Golden Ocean expects that the Special General Meeting will be adjourned to solicit additional proxies. At any subsequent reconvening of the Special General Meeting, all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the Special General Meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent meeting.

Vote Required

The Bye-law Amendment is required to be approved by a simple majority of the votes cast at the Special General Meeting by holders of the issued and outstanding Golden Ocean common shares represented and voting at the Special General Meeting.

The Merger Proposal is required to be approved by, subject to the approval of the Bye-law Amendment a simple majority of the votes cast at the Special General Meeting by holders of issued and outstanding Golden Ocean common shares represented and voting at the Special General Meeting.

The adjournment proposal, if presented, is required to be approved by a simple majority of the votes cast at the Special General Meeting by holders of the issued and outstanding Golden Ocean common shares represented and voting at Special General Meeting.

Abstentions and broker non-votes will have no effect on the outcome of the proposals.

If Golden Ocean does not obtain approval of the Merger Proposal, the Merger will not be completed. Completion of the Merger is not conditioned on the approval of the Bye-law Amendment or the adjournment proposal. CMB.TECH, indirectly through Merger Sub, owns approximately 49.4% of the issued and outstanding Golden Ocean common shares (excluding treasury shares), and has agreed, pursuant to the Merger Agreement (subject to certain exceptions) to vote those shares in favor of the proposals at the Special General Meeting. For more information, see “The Merger Agreement – Voting Undertaking.”

Voting by Directors and Executive Officers

As of the date of this proxy statement/prospectus, directors and executive officers of Golden Ocean personally owned (directly or indirectly) and had the right to vote less than 1% of the issued and outstanding Golden Ocean common shares entitled to be voted at the Special General Meeting. Entities affiliated with directors and executive officers of Golden Ocean owned (directly and indirectly) and had the right to vote less than 1% of the issued and outstanding Golden Ocean common shares entitled to be voted at the Special General Meeting.

Voting; Proxies

If you were a holder of record of Golden Ocean common shares at the close of business on the record date, you may vote in person by attending the Special General Meeting or, to ensure that your shares are represented at the Special General Meeting, you may authorize a proxy to vote. To vote by proxy, after carefully reading and considering the information contained in, and incorporated by reference into, this document, please fill out, sign and date the proxy card and then mail your signed proxy card in the enclosed envelope, as soon as possible so that your shares may be voted at the Special General Meeting.

All Golden Ocean common shares represented by each properly executed and valid proxy received by August 15, 2025 will be voted in accordance with the instructions given on the proxy. If a holder of Golden Ocean common shares executes a proxy card without giving instructions, the Golden Ocean common shares represented by that proxy card will be voted “FOR” each of the proposals.

Your vote is very important, regardless of the number of shares you own. Accordingly, please submit your proxy whether or not you plan to attend the Special General Meeting in person. Proxies must be received by August 15, 2025.

If you hold your Golden Ocean common shares beneficially in “street name,” you should instruct your bank, broker, trustee or other nominee to vote your shares. If you do not instruct your bank, broker, trustee or other nominee, it will not be able to vote your shares. Please check with your bank, broker, trustee or other nominee and follow the voting procedures it provides. Your bank, broker, trustee or other nominee will advise you whether you may submit voting instructions by telephone or via the Internet. Please note that you may not vote shares held in “street name” by returning a proxy card directly to Golden Ocean or by voting in person at the Golden Ocean Special General Meeting unless you provide a “legal proxy,” which you must obtain from your bank or broker.

Revocations

If your Golden Ocean common shares are registered directly in your name, you may change or revoke your vote after you have submitted your proxy by any of the following methods:

•	by writing a letter delivered to Golden Ocean Group Limited, 14 Par-la-Ville Road, PO Box HM 1593, Hamilton HM 08, Bermuda, attention: James Ayers, Secretary, stating that the proxy is revoked;

•	by submitting a later proxy that Golden Ocean receives no later than the conclusion of voting at the Special General Meeting;

•	by attending the Special General Meeting and voting in person (although attendance at the Special General Meeting will not, by itself, revoke a proxy); or

•

voting again via the Internet or by telephone (only the last vote cast by each shareholder of record will be counted), provided that you do so before 11:59 p.m. U.S. Eastern Time on the day before the Special General Meeting.

If you hold your Golden Ocean common shares in “street name” through a bank, broker, trustee or other nominee, you must follow the directions you receive from your bank, broker, trustee or other nominee in order to change or revoke your vote and any deadlines for the receipt of those instructions.

Failure to Vote or Specify Vote

If you do not vote your Golden Ocean common shares with respect to the proposals to approve the Bye-law Amendment or Merger Proposal, including the transactions contemplated thereby, it will have no effect on the outcome of the proposals. However, if the proposal to approve the Merger Agreement, including the transactions contemplated thereby, is approved and the Merger is completed, your Golden Ocean common shares will be converted into the right to receive the Merger Consideration even though you did not vote.

If you submit a proxy without specifying the manner in which you would like your Golden Ocean common shares to be voted, your Golden Ocean common shares will be voted “FOR” approval of the Bye-law Amendment, “FOR” approval of the Merger Proposal and “FOR” the approval of the proposal to approve adjournments of the Special General Meeting, if necessary, to permit, among other things, further solicitation of proxies if there are not sufficient votes at the time of the meeting to approve the Bye-law Amendment or the Merger Proposal.

Dissenting Golden Ocean Common Shares

Golden Ocean shareholders who (i) do not vote in favor of the Merger proposal at the Special General Meeting, (ii) comply with all of the provisions of the BCA concerning the right of Golden Ocean’s shareholders to require appraisal of their Golden Ocean common shares pursuant to the BCA, and (iii) apply to the Bermuda Court pursuant to Section 106(6) of the BCA (such person, a “Dissenting Shareholder” and all shares held by such Dissenting Shareholder, “Dissenting Golden Ocean Common Shares”) will receive the Merger Consideration for each Golden Ocean common share held at the Effective Time, and the right to receive the fair value of a Dissenting Golden Ocean Common Share as appraised by the Bermuda Court under Section 106(6) of the BCA.

In the event that the “fair value” of a Dissenting Golden Ocean Common Share as appraised by the Bermuda

Court under the BCA is greater than the Merger Consideration, Dissenting Shareholders will be entitled to receive from the Surviving Company the Merger Consideration (if not already paid to such Dissenting Shareholder), plus the difference, if positive, between the Merger Consideration and such “fair value” by payment made within one month after the final determination by the Bermuda Court of such “fair value”, in each case, unless otherwise expressly required by applicable law. If a shareholder fails to exercise, effectively withdraws or otherwise waives any right to appraisal prior to the Effective Time, such shareholder’s Golden Ocean common shares will be canceled and converted as of the Effective Time into the right to receive the Merger Consideration.

Under the Merger Agreement, Golden Ocean has agreed to give CMB.TECH (i) prompt notice of any demands for appraisal of Dissenting Golden Ocean Common Shares (or withdrawals thereof) and any other written instruments received by the Company relating to dissenter or appraisal rights, (ii) prompt notice of, to the extent the Company has knowledge thereof, any applications to the Bermuda Court for appraisal of the fair value of the Dissenting Golden Ocean Common Shares and (iii) to the extent permitted by applicable law, the opportunity to participate with the Company in any settlement negotiations and legal proceedings with respect to any demands for appraisal under the BCA. Golden Ocean will not, without the prior written consent of CMB.TECH, approve any withdrawal, voluntarily make any payment with respect to, offer to settle or settle any such demands or applications, or waive any failure to action (or omit to take any action) in order to exercise or perfect appraisal rights in accordance with the BCA.

Dissenters’ Rights of Appraisal for Golden Ocean Shareholders

Any Golden Ocean shareholder who does not vote in favor of the Merger proposal and who is not satisfied that they has been offered fair value for their Golden Ocean common shares may, within one month of the date of the notice calling the Special General Meeting, apply to the Bermuda Court to appraise the fair value of such shareholder’s Golden Ocean common shares, provided that such shareholder fully complies with the requirements of the BCA.

FOR THE AVOIDANCE OF DOUBT, A FAILURE OF A DISSENTING SHAREHOLDER TO AFFIRMATIVELY VOTE AGAINST THE MERGER PROPOSAL WILL NOT CONSTITUTE A WAIVER OF SUCH DISSENTING SHAREHOLDER’S RIGHT TO HAVE THE FAIR VALUE OF ITS GOLDEN OCEAN COMMON SHARES APPRAISED, PROVIDED THAT SUCH DISSENTING SHAREHOLDER DID NOT VOTE IN FAVOR OF THE MERGER PROPOSAL.

The Bermuda Court can determine the fair value to be greater than, less than, or equal to the Merger Consideration. Where the Bermuda Court has appraised the fair value of any Golden Ocean common shares, and the Merger has been consummated prior to the appraisal (as is anticipated), then, within one month of the Bermuda Court appraising the value of the Golden Ocean common shares, the Surviving Company shall pay to such Dissenting Shareholder the difference in cash, if positive, between the Merger Consideration and the “fair value” of such shares, as appraised by the Bermuda Court.

There is no right of appeal from an appraisal by the Bermuda Court. The costs of any application to the Bermuda Court to appraise the fair value of Golden Ocean common shares shall be at the discretion of the Bermuda Court.

Questions and Additional Information

If you have more questions about the Merger, including the procedures for voting your Golden Ocean common shares you should contact Broadridge Financial Solutions, Inc., Golden Ocean’s proxy solicitor at +1-800-353-0103. If a bank, broker, trustee or other nominee holds your Golden Ocean common shares, then you should also contact your bank, broker, trustee or other nominee for additional information.

THE MERGER

General

On May 28, 2025, CMB.TECH, Golden Ocean and Merger Sub entered into the Merger Agreement, pursuant to which, subject to approval of Golden Ocean shareholders and the satisfaction or (to the extent permitted by law) waiver of other specified closing conditions, Golden Ocean will merge with and into a direct wholly-owned subsidiary of CMB.TECH, Merger Sub, with Merger Sub as the surviving company.

Merger Consideration

If the Merger is completed, each Golden Ocean common share (other than shares that Golden Ocean, CMB.TECH, Merger Sub or any of their respective subsidiaries hold) will be converted into the right to receive 0.95 CMB.TECH ordinary shares (subject to adjustment, pursuant to the terms of the Merger Agreement) in the following manner: (i) upon the Effective Time, each such Golden Ocean common share will be automatically canceled in consideration of being issued one Surviving Company Share, and (ii) on the Closing Date each such Surviving Company Share will be contributed to CMB.TECH in exchange for 0.95 of a CMB.TECH ordinary share (subject to adjustment, pursuant to the terms of the Merger Agreement).

As of the date of this proxy statement/prospectus, based on the current number of Golden Ocean common shares and CMB.TECH ordinary shares outstanding and reserved for issuance, CMB.TECH expects to issue approximately 95,952,934 CMB.TECH ordinary shares in the aggregate as a result of the Merger (subject to any adjustments pursuant to the terms of the Merger Agreement), and it estimates that, immediately following the consummation of the Merger, pre-Merger CMB.TECH shareholders and Contributing Golden Ocean Shareholders will own approximately 66.9% and 33.1%, respectively, of the CMB.TECH ordinary shares outstanding, excluding CMB.TECH ordinary shares held in treasury.

Subject to, among other things, approvals from the NYSE and Euronext Oslo as well as publication of the EU Exemption Document, Contributing Golden Ocean Shareholders that own Golden Ocean common shares that trade on Nasdaq will receive their portion of the Merger Consideration in CMB.TECH ordinary shares that trade on the NYSE, and Contributing Golden Ocean Shareholders that own Golden Ocean common shares that trade on Euronext Oslo (as recorded in VPS) will receive their portion of the Merger Consideration in CMB.TECH ordinary shares that are expected to be registered in VPS and trade on Euronext Oslo shortly after completion of the Merger.

The Exchange Agent has been appointed, subject to approval at the Special General Meeting, and CMB.TECH and Golden Ocean have entered into an agreement with the Exchange Agent under which it will be authorized to act as agent for the Contributing Golden Ocean Shareholders, to effect the Contribution in Kind and the receipt of the Merger Consideration and delivery thereof to the Contributing Golden Ocean Shareholders, with the right of sub-delegation, for the Merger and, among other things, to act as agent solely in the name and on behalf of and for the account and benefit of the Contributing Golden Ocean Shareholders, to effect the Contribution in Kind and the receipt of the Merger Consideration and delivery thereof to such shareholders.

The aggregate number of CMB.TECH ordinary shares issued pursuant to the Merger may be adjusted if, prior to the Effective Time, (i) the outstanding number of CMB.TECH ordinary shares or Golden Ocean common shares has changed into a different number of shares or a different class by reason of any stock dividend or distribution, subdivision, reclassification, recapitalization, stock split, reverse stock split, stock consolidation, combination, repurchase, exchange of shares or other similar change or event or (ii) the outstanding number of CMB.TECH ordinary shares or Golden Ocean common shares has changed into a different number of shares or a different class by reason any issuance of additional shares of stock, CMB.TECH or Golden Ocean has issued any securities of a different class or type other than the CMB.TECH ordinary shares or Golden Ocean common shares, or CMB.TECH or Golden Ocean has issued a cash dividend or other distribution, in accordance with the Merger Agreement. Any Golden Ocean common shares that Golden Ocean, CMB.TECH, Merger Sub or their respective subsidiaries hold will be canceled, and no consideration will be delivered for those canceled shares. The Exchange Ratio and the Merger Consideration will not be adjusted to reflect changes in the market price of Golden Ocean common shares or CMB.TECH ordinary shares prior to the Effective Time.

The value which the Merger Consideration represents on the basis of the market price of CMB.TECH ordinary shares will increase or decrease in accordance with fluctuations in such market price. You should obtain current share price quotations of CMB.TECH ordinary shares, which are listed on the NYSE and Euronext Brussels under the symbol “CMBT.” Golden Ocean common shares are listed on Nasdaq and Euronext Oslo under the symbol “GOGL.” Based on the closing price of CMB.TECH ordinary shares on the NYSE of $8.87 on April 22, 2025, the last trading day before the public announcement of the Merger, which occurred prior to the open of trading on April 23, 2025, the Exchange Ratio represented approximately $8.43 in CMB.TECH ordinary shares for each Golden Ocean common share. Based on the closing price of CMB.TECH ordinary shares on the NYSE of  $9.21 on July 15, 2025, the latest practicable date before the date of this proxy statement/prospectus, the Exchange Ratio represented approximately $8.75 in CMB.TECH ordinary shares for each Golden Ocean common share.

CMB.TECH will not issue any fractional ordinary shares. Instead, each record holder of Golden Ocean common shares otherwise entitled to a fraction of a CMB.TECH ordinary share (after aggregating all fractional shares of CMB.TECH ordinary shares to be received by such person) will be entitled to receive an amount of cash (without interest, rounded down to the nearest whole cent) equal to the product of (i) such fraction and (ii) $14.49 (subject to adjustment, pursuant to the terms of the Merger Agreement). Holders of Golden Ocean common shares otherwise entitled to a fraction of a CMB.TECH ordinary share that hold shares through a bank, broker, trustee or other nominee will receive cash in lieu of fractional shares, if any, determined in accordance with the policies of such bank, broker, trustee or other nominee.

Assumption of Indebtedness

To facilitate the Share Acquisition, on March 4, 2025, CMB.TECH entered into a bridge facilities agreement with (i) Credit Agricole Corporate and Investment Bank, KBC Bank NV and Société Generale as lead arrangers and underwriters, (ii) KBC Bank NV as coordinator, agent and security agent, and (iii) certain lenders listed therein (the “Bridge Facilities Agreement”). Pursuant to the Bridge Facilities Agreement, the lenders will make available to CMB.TECH (a) a term loan bridge facility in an aggregate amount of $1,150 million and (b) a term loan bridge facility in an aggregate amount of $250 million (collectively, the “Loans”). CMB.TECH has agreed to repay the Loans plus any accrued and unpaid interest in full on the date which is nine months following the date of the Bridge Facilities Agreement. CMB.TECH has the option to extend the Bridge Facilities Agreement twice, in each instance for a period of six months.

As of March 4, 2025, CMB.TECH had identified syndicate banks to refinance all or part of Golden Ocean’s current outstanding debt and entered into credit committee approved commitment letters with these banks for outstanding borrowings of up to $2 billion, that were subject only to the execution of satisfactory documentation and customary covenants and closing conditions. This facility was executed by CMB.TECH on May 8, 2025 and on June 19, 2025 by Golden Ocean. In case the existing lenders of Golden Ocean are unwilling to extend or refinance the existing facilities and Golden Ocean does not obtain the Specified Approvals, a refinancing will take place of the existing debt with the secured financing described above, which may have, among others, the expected terms, as follows: Golden Ocean is the borrower, the guarantors are CMB.TECH, and the subsidiaries of Golden Ocean that own the vessels are serving as collateral under the loan. The financing has a 5-year tenor and a linear age adjusted amortization profile of 20 years. The facility is priced with Secured Overnight Financing Rate plus a market-based margin.

Background of the Merger

Each of CMB.TECH and Golden Ocean regularly review their respective business, strategic direction, performance and prospects in light of current and expected business and economic conditions, developments in the maritime transportation industry, and the competitive landscape in which they operate. As part of their ordinary course of business, the senior management of each of CMB.TECH and Golden Ocean regularly evaluate operational and strategic opportunities, including acquisitions, divestitures and other business combinations, that could complement their respective company’s activities and allow it to achieve its strategic objectives.

On December 12, 2024, Alexander Saverys, Chief Executive Officer of CMB.TECH, met with a representative of Hemen, to discuss the possibility of a transaction involving the sale of Hemen’s controlling interest in Golden Ocean, which consisted of 81,363,730 Golden Ocean common shares, or approximately 40.8% of the issued and outstanding Golden Ocean common shares.

On December 17, 2024, Alexander Saverys and a representative of Hemen spoke by telephone to discuss potential structures of a transaction involving the sale of Hemen’s Golden Ocean common shares to CMB.TECH.

On December 18, 2024, CMB.TECH engaged Advokatfirmaet BAHR AS (“BAHR”) as Norwegian counsel in connection with the potential share acquisition.

On January 4, 2025, representatives of CMB.TECH sent its initial valuation of Golden Ocean to representatives of Hemen.

Between January 13, 2025 and February 15, 2025, representatives of CMB.TECH and representatives of Hemen communicated to discuss the terms under which Hemen would sell its Golden Ocean common shares.

On February 16, 2025, Hemen sent CMB.TECH an initial draft of the Share Purchase Agreement, which contemplated the sale of an unspecified number of Golden Ocean common shares by Hemen.

On February 22, 2025, CMB.TECH sent a revised draft of the Share Purchase Agreement to Hemen.

On February 26, 2025, Hemen sent a revised draft of the Share Purchase Agreement to CMB.TECH.

On February 26, 2025, CMB.TECH engaged Conyers Dill & Pearman Limited (“Conyers”) as Bermuda counsel in connection with the share acquisition.

On February 27, 2025, Hemen and CMB.TECH verbally agreed to a purchase price of $14.49 per share for all of Hemen’s Golden Ocean common shares.

Between February 28, 2025 and March 4, 2025, CMB.TECH and Hemen exchanged various revised drafts of the Share Purchase Agreement. On March 4, 2025, the parties exchanged a final draft which included Merger Sub as the purchaser and a parent guarantee for payment of the purchase price by CMB.TECH.

On March 4, 2025, CMB.TECH’s Supervisory Board approved the (indirect) acquisition of 81,363,730 Golden Ocean common shares from Hemen and the Share Purchase Agreement. On the same date, the board of directors of Merger Sub approved the Share Acquisition (as defined below) and the Share Purchase Agreement.

On March 4, 2025, Merger Sub (as purchaser) and Hemen (as seller) executed the Share Purchase Agreement with respect to Hemen’s entire holding of 81,363,730 Golden Ocean common shares. The Share Acquisition closed on March 12, 2025, and, as a result, Merger Sub became a 40.8% shareholder of Golden Ocean. The Merger thus far had not been contemplated as part of the Share Purchase Agreement.

On March 4, 2025, CMB.TECH, to facilitate the acquisition of the shares pursuant to the Share Purchase Agreement, entered into the Bridge Facilities Agreement, pursuant to which the lenders have available to CMB.TECH (a) a term loan bridge facility in an aggregate amount of $1.15 billion and (b) a term loan bridge facility in an aggregate amount of $250 million.

On March 5, 2025, Alexander Saverys and Ludovic Saverys, Chief Financial Officer of CMB.TECH, visited Golden Ocean’s offices in Oslo.

On March 17, 2025, Golden Ocean engaged Advokatfirmaet Schjødt AS as Norwegian counsel in connection with the Merger.

On March 21, 2025, Ola Lorentzon, John Fredriksen, Ben Mills and Cato Stonex resigned from their positions as directors of Golden Ocean, and Mr. Patrick De Brabandere and Mr. Patrick Molis, each designated by CMB.TECH, were appointed as directors of Golden Ocean by Mr. James O’Shaughnessy and Ms. Tonesan Amissah.

Between March 24, 2025 and April 3, 2025, Merger Sub acquired an additional 17,036,474 Golden Ocean common shares in the open market, at average prices ranging from $7.87 to $8.82 per share.

On March 28, 2025, Carl Erik Steen and James Ayers were appointed as directors of Golden Ocean. In its new composition, consisting of Mr. O’Shaughnessy, Ms. Amissah, Mr. De Brabandere and Mr. Molis, the board of directors of Golden Ocean initiated conversations with CMB.TECH with respect to potential strategic options, commercial cooperation, operational partnerships, and/or other forms of business combinations between the two companies.

In March, 2025, CMB.TECH had conversations with CMB.TECH’s U.S. counsel, Seward & Kissel LLP (“Seward & Kissel”), about the fact that Seward & Kissel acts as U.S. counsel to both CMB.TECH and Golden Ocean in the ordinary course, and the possibility of Seward & Kissel also acting for Golden Ocean in the potential transaction and the related implications, including the waivers that would need to be obtained from both parties in order to waive potential conflicts of interest that may arise as result of such dual representation at such time as outside legal counsel became involved in the negotiation process. During these conversations CMB.TECH verbally waived the potential conflicts discussed and confirmed that waiver by email on April 7, 2025.

On April 1, 2025, Golden Ocean engaged MJM Limited as Bermuda counsel in connection with the Merger.

On April 1, 2025, Keith Billotti discussed with Edward Horton, a partner at Seward & Kissel and counsel to Golden Ocean, Seward & Kissel’s potential representation of both CMB.TECH and Golden Ocean in connection with a proposed transaction between the two companies and the necessary safeguards that would need to be implemented to permit Seward & Kissel to act for both parties. In addition, Keith Billotti advised Mr. Horton that CMB.TECH had been advised and was aware of Seward & Kissel’s proposed representation of both Golden Ocean and CMB.TECH in the potential transaction and been informed of its potential implications of Seward & Kissel representing both parties and had agreed to waive any potential conflict of interest resulting from such dual representation. Keith Billotti and Edward Horton also discussed that each of CMB.TECH and Golden Ocean also had engaged or would engage outside counsel in Belgium, Norway and Bermuda in connection with the potential transaction, and that such counsel would serve to resolve any large disagreements that arose during negotiations.

On April 2, 2025, the Golden Ocean board of directors established the Golden Ocean Transaction Committee, comprised of disinterested members of the board of directors for the purpose of reviewing, evaluating and negotiating the Merger Agreement and the transactions contemplated thereby.

On April 2, 2025, Edward Horton spoke to Peder Simonsen of Golden Ocean to confirm that it agreed to waive potential conflicts that could arise as a result of Seward & Kissel’s representation of CMB.TECH and to discuss the terms of such waiver by Golden Ocean and the potential implications to Golden Ocean of Seward & Kissel acting for both parties and Golden Ocean confirmed that such waiver had been agreed. Edward Horton and Golden Ocean management also discussed the terms of Seward & Kissel’s dual representation, which Mr. Horton confirmed in a subsequent email, which included that no attorney acting for Golden Ocean in connection with the potential transaction would act for CMB.TECH in any capacity in connection with the potential transaction and that Seward & Kissel would establish internal firewalls that would isolate any correspondence or information obtained from CMB.TECH related to the potential transaction and make such information available only to a specified list of attorneys acting for CMB.TECH in connection with the potential transaction, and establish corresponding firewalls to protect information obtained from Golden Ocean from being accessed by or otherwise made available to any person acting for CMB.TECH in connection with the potential transaction. Edward Horton also advised that as a condition to the dual representation, Seward & Kissel would not be able to represent either party in the event that a conflict were to arise between the parties relating to the potential transaction, or any agreements relating thereto. Finally, Golden Ocean management confirmed that Seward & Kissel has not acted on behalf of either party in connection with specific negotiations of any term of the proposed transaction and Golden Ocean management advised the parties about certain terms and conditions generally applicable to potential transaction, and the Golden Ocean waiver related to both historical and future conduct. During this conversation, Peder Simonsen on behalf of Golden Ocean verbally waived the potential conflicts discussed and confirmed that waiver by email on April 9, 2025.

On April 7, 2025, Golden Ocean retained DNB Carnegie through an engagement letter as a financial advisor solely in connection with the delivery of a fairness opinion with respect to a possible merger with CMB.TECH.

On April 7, 2025, CMB.TECH and Golden Ocean entered into a mutual non-disclosure agreement in order to provide each other with certain information regarding CMB.TECH and Golden Ocean and their businesses for purposes of enabling and facilitating conversations between them with a view to explore potential strategic options, commercial cooperation, operational and technical partnerships, and/or other forms of business combinations.

On April 12, 2025, CMB.TECH shared a preliminary non-binding transaction outline (the “Term Sheet”) with Golden Ocean, contemplating, among other things, (i) a merger transaction structured as a “forward subsidiary merger” with Golden Ocean merging with and into Merger Sub, (ii) CMB.TECH issuing ordinary shares to the Golden Ocean shareholders (other than treasury shares or Golden Ocean common shares held directly or indirectly by CMB.TECH) at a proposed ratio of 0.95 CMB.TECH ordinary shares per Golden Ocean common share, subject to customary adjustments, (iii) Golden Ocean delisting from Nasdaq and deregistering from the SEC, (iv) CMB.TECH using commercial efforts to list its ordinary shares on Euronext Oslo and (v) key milestone dates for the proposed transaction.

On April 16, 2025, DNB Carnegie provided an oral presentation of its fairness opinion to the Golden Ocean Transaction Committee and provided an evaluation as to whether the Exchange Ratio outlined in the Term Sheet is fair to the shareholders of Golden Ocean from a financial point of view.

On April 16, 2025, the board of directors of Merger Sub deliberated on the draft Term Sheet and resolved that it is in the best commercial interest of the company to approve the Term Sheet. The board of directors of Merger Sub further resolved, among other things, to grant a power of attorney to each of the company’s directors and officers to execute the Term Sheet and any amendments thereto in such form and containing such terms and conditions as such person in his or her absolute and unfettered discretion determines and approves.

On April 17, 2025, Golden Ocean returned a revised draft of the Term Sheet to CMB.TECH which included, among other things, clauses regarding confidentiality, due diligence, governing law and non-binding effect of the Term Sheet. The revised draft also included a provision that Golden Ocean will, as soon as possible after the SEC declares the Form F-4 Registration Statement to be filed by CMB.TECH in connection with the transaction effective, solicit proxies and convene and hold a shareholder meeting for the approval of the transaction.

On April 18, 2025 CMB.TECH sent a revised draft of the Term Sheet, which included, among other things, that the parties would work together with their respective advisors to prepare the Form F-4 Registration Statement and would file it as soon as practicably possible following execution of the definitive documentation.

Also on April 18, 2025, CMB.TECH also sent Golden Ocean a preliminary draft of the Merger Agreement. This draft contemplated the same merger structure as in the Term Sheet, namely that at the Closing, (i) Golden Ocean would merge with and into Merger Sub, with Merger Sub continuing as the surviving company of the Merger, and (ii) each Golden Ocean common share (other than those Golden Ocean common shares that Golden Ocean, CMB.TECH, Merger Sub or any of their subsidiaries hold) would be canceled and automatically converted into the right to receive 0.95 CMB.TECH ordinary shares in the following manner: first, each Golden Ocean common share issued and outstanding immediately prior to the Effective Time (other than those Golden Ocean common shares Golden Ocean, CMB.TECH, Merger Sub or any of their subsidiaries held, which would be automatically canceled with no consideration being delivered in exchange thereof) would be automatically converted into one share of the Surviving Company, and second, each Surviving Company Share would be automatically exchanged for the right to receive 0.95 CMB.TECH ordinary share. This draft also included a “no solicitation” provision, whereby Golden Ocean would agree to not, among other things, between the date of the Merger Agreement and the Closing Date, directly or indirectly solicitate or initiate any alternative acquisition proposal, or enter into discussions or negotiations with respect to any alternative acquisition proposal, or qualify, withdraw or adversely modify the Transaction Committee Recommendation (as defined in the Merger Agreement) or the Company Board Recommendation (as defined in the Merger Agreement).

On April 20, 2025, the Golden Ocean Transaction Committee and management of Golden Ocean met with DNB Carnegie and its legal advisors and discussed the terms of the Term Sheet, Merger Agreement, joint press release and fairness opinion. Following the presentation of the fairness opinion by DNB Carnegie, the Golden Ocean Transaction Committee discussed the transaction at length and ultimately accepted the fairness opinion and approved entrance into the Term Sheet and the Merger.

On April 21, 2025, Golden Ocean sent a slightly revised version of the Term Sheet to CMB.TECH to, among other things, clarify the language with respect to the proposal to be presented at the Special General Meeting to approve an amendment to the Golden Ocean bye-laws to clarify any ambiguity that the required voting majority for a merger involving Golden Ocean is a simple majority of the votes cast at a general meeting of Golden Ocean shareholders.

On April 22, CMB.TECH sent Golden Ocean the proposed final version of the Term Sheet, which, among other things, (i) clarified that the number of ordinary shares that CMB.TECH would expect to issue as consideration in the Merger would be 95,952,934 CMB.TECH ordinary shares, implying an exchange ratio of 0.95 CMB.TECH ordinary shares per Golden Ocean common share, and (ii) updating the key milestone dates for the transaction.

On April 22, 2025, the Supervisory Board of CMB.TECH approved the Term Sheet, as well as the joint press release announcing the proposed transaction.

On April 22, 2025, the Golden Ocean Transaction Committee, in part on the basis of the fairness opinion from DNB Carnegie dated April 22, 2025, unanimously determined that the Term Sheet and the Merger contemplated thereby are advisable and fair to, and in the best interests of, Golden Ocean and its shareholders, and recommended the board of directors of Golden Ocean to approve the execution of the Term Sheet. Later that day, the board of directors of Golden Ocean, on the basis of various factors, including the unanimous recommendation of Golden Ocean’s senior management, the Golden Ocean Transaction Committee and its financial advisor and a fairness opinion from DNB Carnegie to the Golden Ocean Transaction Committee, dated April 22, 2025, unanimously determined that the Term Sheet and the Merger contemplated thereby are advisable and fair to, and in the best interests of, Golden Ocean and its shareholders, and approved the execution of the Term Sheet.

On April 22, 2025, CMB.TECH and Golden Ocean executed and entered into the Term Sheet in the form CMB.TECH shared with Golden Ocean earlier that day and issued a joint press release announcing the proposed transaction.

On April 24, 2025, Golden Ocean submitted a due diligence request list to CMB.TECH.

On April 24, 2025, CMB.TECH, together with Golden Ocean, organized a capital markets day in Antwerp, Belgium, providing additional information on the Merger and the Term Sheet. Alexander Saverys and Ludovic Saverys of CMB.TECH, and Peder Simonsen of Golden Ocean, hosted the Antwerp capital markets day.

On April 29, 2025, CMB.TECH, together with Golden Ocean, organized a second capital markets day in Oslo, Norway, providing additional information on the Merger and the Term Sheet. Alexander Saverys and Ludovic Saverys of CMB.TECH, and Peder Simonsen of Golden Ocean, hosted the Oslo capital markets day.

On April 30, 2025, Golden Ocean sent CMB.TECH a revised draft of the Merger Agreement, which reflected certain changes made to the Term Sheet between April 18, 2025, when it provided the initial draft of the Merger Agreement to Golden Ocean, and April 22, 2025, when the Term Sheet was signed. This draft, among other things, (i) added that the Special General Meeting would be held for the purpose of seeking approval of the Bye-law Amendment and the Merger Proposal, instead of holding a separate meeting of Golden Ocean shareholders to approve the Bye-law Amendment, (ii) added a covenant of Golden Ocean that it would use its reasonable best efforts to ensure, subject to completion of the Merger, that the Golden Ocean common shares are delisted from trading on Nasdaq and Euronext Oslo, and that Golden Ocean is deregistered under the Exchange Act as of or as soon as practicable after the Closing and (iii) added an end date for the Merger Agreement of December 31, 2025.

On May 2, 2025, Golden Ocean sent CMB.TECH a revised draft of the Bermuda Merger Agreement, aligning the Bermuda Merger Agreement with the latest version of the Merger Agreement.

On May 5, 2025, CMB.TECH submitted a due diligence request list to Golden Ocean.

On May 6, 2025, CMB.TECH sent Golden Ocean a revised draft of the Bermuda Merger Agreement, removing reference to Golden Ocean providing CMB.TECH with prompt notice of appraisal actions.

On May 7, 2025, CMB.TECH shared a revised draft of the Merger Agreement with Golden Ocean. This draft included, among other things, illustrative examples of adjustments to the Exchange Ratio.

On May 8, 2025, CMB.TECH and its counsel had an initial call with Computershare to discuss closing mechanics and process for the Merger and transactions contemplated by the Merger Agreement.

On May 8, 2025, CMB.TECH, with the assistance of the law firm of Simmons & Simmons LLP, submitted an antitrust filing with the German antitrust authority, with respect to the Share Purchase Agreement and the additional Golden Ocean common shares purchased by CMB.TECH thereafter.

On May 9, 2025, CMB.TECH sent Golden Ocean an initial draft of the Form F-4 Registration Statement.

On May 12, 2025, Golden Ocean sent CMB.TECH a revised draft of the Merger Agreement. This draft, among other things, provided for any adjustment to the Exchange Ratio to be made in accordance with the illustrative calculations to be included as an exhibit to the Merger Agreement.

On May 14, 2025, Golden Ocean shared with CMB.TECH its proposed illustrative calculations for adjustment of the Exchange Ratio under the Merger Agreement, which would be included as an exhibit to the Merger Agreement.

On May 14, 2025, CMB.TECH and Golden Ocean opened their respective data rooms to the other side to conduct their due diligence processes.

On May 14, 2025, CMB.TECH and its counsel held a follow up call with the Exchange Agent to discuss the transaction structure and closing settlement, as well as the exchange agent agreement to be entered into by Computershare, CMB.TECH and Golden Ocean in connection with the Merger and transactions contemplated by the Merger Agreement.

On May 15, 2025, CMB.TECH, represented by Ludovic Saverys and other members of CMB.TECH’s management team and Golden Ocean, represented by Peder Simonsen and other members of Golden Ocean’s management team, with their respective counsel also in attendance, participated in management due diligence calls.

On May 16, 2025, CMB.TECH sent Golden Ocean a revised draft of the Merger Agreement. This draft, among other things, (i) added a covenant that CMB.TECH would use its reasonable best efforts to register its ordinary shares in the VPS in Oslo to enable the delivery of the Merger Consideration to Golden Ocean shareholders which hold their common shares in VPS and (ii) made receipt of all relevant antitrust approvals with respect to the Merger a mutual closing condition.

On May 20, 2025, the Golden Ocean Transaction Committee held a meeting to discuss the terms of the Merger Agreement and timing updates.

On May 20, 2025, Golden Ocean sent CMB.TECH initial comments on the Form F-4 Registration Statement.

Also, on May 20, 2025, CMB.TECH sent Golden Ocean an initial draft of the exchange agent agreement.

On May 22, 2025, Golden Ocean sent CMB.TECH a revised draft of the Merger Agreement. This draft included a voting undertaking by Merger Sub, pursuant to which it would agree to, among other things, attend the Special General Meeting and vote all of the Golden Ocean common shares held by Merger Sub in favor of the Merger and authorization and approval of the Merger Agreement and transactions contemplated thereby

On May 22, 2025, CMB.TECH, Golden Ocean and their respective legal advisors attended a call with the Exchange Agent to discuss the technical settlement process of the Merger, including with respect to the DTC and settlement of the ordinary shares to be delivered to Golden Ocean shareholders on Euronext Oslo.

On May 23, 2025, CMB.TECH sent Golden Ocean a revised draft of the Merger Agreement and Bermuda Merger Agreement. The revised draft of the Merger Agreement made Merger Sub’s voting undertaking subject to the prior receipt of any relevant antitrust approval with respect to the Merger.

On May 20, 2025, the Golden Ocean Transaction Committee held a meeting to discuss the terms of the Merger Agreement and timing updates.

On May 26, 2025, CMB.TECH shared revised illustrative calculations for the adjustment of the Exchange Ratio pursuant to the Merger Agreement, which added the monetary value per Golden Ocean common share.

On May 26, 2025, Golden Ocean sent CMB.TECH a revised draft of the Merger Agreement. This draft included an undertaking by CMB.TECH to have available at Closing alternative financing sufficient to refinance the indebtedness that is subject to the Specified Approvals.

On May 26, 2025, the Golden Ocean board of directors met with its legal advisors and discussed the terms of the draft Merger Agreement.

On May 27, 2025, CMB.TECH, Golden Ocean and their respective counsel and financial advisors held a follow up call with the Exchange Agent regarding technical settlement of the Merger Consideration, specifically with respect to ordinary shares to be delivered to Golden Ocean’s shareholders on Euronext Oslo.

On May 27, 2025, CMB.TECH sent Golden Ocean a revised draft of the Merger Agreement. This draft provided for an undertaking that CMB.TECH and Golden Ocean would enter into the exchange agent agreement (in a form attached to the Merger Agreement) with the Exchange Agent prior to the Closing Date. Later that same day, Golden Ocean sent CMB.TECH a revised draft of the Merger Agreement, which included minor changes to the representations and warranties of each of CMB.TECH and Golden Ocean.

Also, on May 27, 2025, Golden Ocean sent CMB.TECH a revised draft of the Bermuda Merger Agreement, aligning the Bermuda Merger Agreement with the latest version of the Merger Agreement.

On May 28, 2025, both parties communicated and agreed to certain changes to Merger Agreement, including removing the qualification that any relevant antitrust approval would need to be received prior to Merger Sub committing to vote or voting at the Special General Meeting.

On May 28, 2025, the CMB.TECH Supervisory Board unanimously adopted resolutions (i) approving the Merger Agreement, the exchange agent agreement and the transactions contemplated thereby, including the Merger and (ii) authorizing the execution of the Merger Agreement and the exchange agent agreement and the consummation of the transactions contemplated thereby, including the Merger. In evaluating the Merger Agreement, the CMB.TECH Supervisory Board consulted with and received the advice of its senior management and its professional advisors. In reaching its decision to approve the Merger, the CMB.TECH Supervisory Board considered a number of factors, including, but not limited to, the factors described in the section of the proxy statement/prospectus entitled “The Merger – CMB.TECH’s Reasons for the Merger”, which the CMB.TECH Supervisory Board viewed as generally supporting its decision to approve the Merger Agreement and the transactions contemplated thereby, including the Merger.

On May 28, 2025, the board of directors of Merger Sub considered the draft Merger Agreement and resolved that it is in the best commercial interest of Merger Sub to approve the Merger Agreement. The board of directors of Merger Sub further resolved, among other things, to grant a power of attorney to each of the Merger Sub’s directors or officers to execute the Merger Agreement and any amendments thereto in such form and containing such terms and conditions as such person in his or her absolute and unfettered discretion determines and approves.

On May 28, 2025, the Golden Ocean Transaction Committee, in part on the basis of the fairness opinion from DNB Carnegie dated April 22, 2025, unanimously determined that the Merger Agreement and the Merger contemplated thereby are advisable and fair to, and in the best interests of, Golden Ocean and its shareholders, and unanimously recommended the board of directors of Golden Ocean to (i) approve the execution of the Merger Agreement and the Bermuda Merger Agreement, and (ii) recommend that the Golden Ocean common shareholders approve and adopt the Merger Agreement and the Bermuda Merger Agreement, and the transactions contemplated thereby, including the Merger. Later that day, the Golden Ocean board of directors, after considering various factors, including the unanimous recommendation of Golden Ocean’s senior management, the Golden Ocean Transaction Committee and its financial advisor and a fairness opinion from DNB Carnegie to the Golden Ocean Transaction Committee, dated April 22, 2025, and the other factors described in the section of the proxy statement/prospectus entitled “The Merger – Golden Ocean’s Reasons for the Merger; Recommendation of the Golden Ocean Board of Directors,” unanimously (i) determined that the Merger Agreement and the Bermuda Merger Agreement are advisable and fair to, and in the best interests of, Golden Ocean and its shareholders; (ii) approved the execution of the Merger Agreement and the Bermuda Merger Agreement; (iii) recommended that the Golden Ocean common shareholders approve and adopt the Merger Agreement and the Bermuda Merger Agreement, and the transactions contemplated thereby, including the Merger, and (iv) directed that the adoption of the Merger Agreement and the Bermuda Merger Agreement be submitted to Golden Ocean common shareholders for consideration at the Special General Meeting.

Later that day, on May 28, 2025, CMB.TECH, Golden Ocean and Merger Sub executed and entered into the Merger Agreement and issued a joint press release announcing the same.

On June 2, 2025, CMB.TECH received approval from the German antitrust authority with respect to its filing made on May 8, 2025 regarding the Share Acquisition and additional Golden Ocean common shares acquired by CMB.TECH following the Share Acquisition.

On June 26, 2025, CMB.TECH received approval from the German antitrust authority with respect to its filing made on June 10, 2025, regarding the Merger.

CMB.TECH’s Reasons for the Merger

At its meeting on May 28, 2025, the CMB.TECH Supervisory Board unanimously adopted resolutions (1) approving the Merger Agreement, the exchange agent agreement and the transactions contemplated thereby, including the Merger and (2) authorizing the execution of the Merger Agreement and the exchange agent agreement and the consummation of the transactions contemplated thereby, including the Merger.

In evaluating the Merger Agreement, the CMB.TECH Supervisory Board consulted with and received the advice of its senior management and its professional advisors. In reaching its decision to approve the Merger, the CMB.TECH Supervisory Board considered a number of factors, including, but not limited to, the factors set forth below, which the CMB.TECH Supervisory Board viewed as generally supporting its decision to approve the Merger Agreement and the transactions contemplated thereby, including the Merger.

•	the Merger will create a large, listed and diversified maritime group, supported by an anchor family shareholder and a post-Merger free float of approximately 38.4%;

•	the diversified structure is designed to ensure resilient performance across shipping cycles and the ability to seize meaningful opportunities;

•	by structuring the Merger as a stock-for-stock transaction, the Merger can be concluded without burdening CMB.TECH’s cash flow or increasing its debt; and

•	the free float of CMB.TECH will increase, which will be beneficial for the liquidity of the CMB.TECH ordinary shares.

On the Closing Date, the CMB.TECH Supervisory Board will decide, before a Belgian notary public, on a share capital increase in the framework of the authorized capital by means of the Contribution in Kind in accordance with articles 7:193 and 7:197 of the BCCA. In consideration for the Contribution in Kind, CMB.TECH will issue the Merger Consideration shares to the Exchange Agent, acting in the name and on behalf of and for the account and benefit of the Contributing Golden Ocean Shareholders.

CMB.TECH, indirectly through Merger Sub, owns approximately 49.4% of the issued and outstanding Golden Ocean common shares (excluding treasury shares), and has agreed, pursuant to the Merger Agreement (subject to certain exceptions), to vote those shares in favor of the proposals at the Special General Meeting. For more information, see “The Merger Agreement – Voting Undertaking.”

Golden Ocean’s Reasons for the Merger; Recommendation of the Golden Ocean Board of Directors

On May 28, 2025, the Golden Ocean board of directors held telephonic and videoconference meetings with its advisors during which, among other things, the Golden Ocean board of directors, following a discussion regarding the proposed terms of the Merger Agreement and the Merger, unanimously (i) determined the merger consideration constitutes fair value for each Golden Ocean common share in accordance with the BCA and that the Merger Agreement, including the Bermuda Merger Agreement, and the Merger are in the best interest of Golden Ocean’s shareholders, (ii) approved the execution, delivery and performance of the Merger Agreement and the Bermuda Merger Agreement and consummation of the Merger, (iii) resolved to submit the Merger Agreement and the Bermuda Merger Agreement and the Merger for approval of Golden Ocean’s shareholders at a Special General Meeting of Golden Ocean’s shareholders and (iv) resolved to recommend the approval of the Merger Agreement, the Bermuda Merger Agreement and the exchange agent agreement and the Merger by Golden Ocean’s shareholders, in each case subject to the terms and conditions of the Merger Agreement.

In evaluating the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, the Golden Ocean board of directors consulted with and received the advice of its management and legal advisors and financial advisor, DNB Carnegie, and, in reaching its decision to approve the Merger Agreement and to recommend that its shareholders vote “FOR” the Bye-law Amendment and “FOR” the Merger

Proposal and the transactions contemplated therein, including the Merger, the Golden Ocean board of directors considered a variety of factors, including, but not limited to, market conditions, competitive position, financing arrangements and using the same share price of $14.49 per Golden Ocean common share that CMB.TECH paid to in the Share Acquisition, pursuant to the Share Purchase Agreement.

Opinion of DNB Carnegie, Golden Ocean’s Financial Advisor

On April 7, 2025, the Golden Ocean Transaction Committee retained DNB Carnegie to act as its financial advisor in connection with the Merger and requested DNB Carnegie to provide it with a fairness opinion to evaluate whether the Exchange Ratio outlined in the Term Sheet is fair to the shareholders of Golden Ocean from a financial point of view given DNB Carnegie’s familiarity with both Golden Ocean and CMB.TECH and experience in the shipping industry.

On April 16, 2025, DNB Carnegie delivered its oral opinion to the Golden Ocean Transaction Committee, which it subsequently confirmed in writing on April 22, 2025, that, based upon and subject to the assumptions, limitations and qualifications stated in the written opinion, the Exchange Ratio outlined in the Term Sheet is fair to the shareholders of Golden Ocean from a financial point of view.

The scope of DNB Carnegie’s assessment included a thorough valuation of Golden Ocean and CMB.TECH for the Transaction Committee as preparation for assessing the Exchange Ratio. DNB Carnegie’s assessment did not address the relative merits of the Merger as compared to any other strategic alternatives that were or may be available to Golden Ocean. Further, the assessment was not, and does not purport to be, an appraisal of the assets, shares or business of Golden Ocean or CMB.TECH, nor has DNB Carnegie made any assessment, including physical inspection or technological assessment, or other enquiries of or related to assets of Golden Ocean or CMB.TECH.

The full text of DNB Carnegie’s opinion, dated April 22, 2025, which sets forth the assumptions that DNB Carnegie made, and the procedures it followed, matters it considered, and qualifications and limitations on and scope of its review, is attached as Annex B to this Form F-4 Registration Statement and is incorporated herein by reference. The summary of DNB Carnegie’s opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of Golden Ocean common shares should read the opinion carefully and in its entirety.

In connection with its opinion, DNB Carnegie made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, DNB Carnegie reviewed:

•	the terms and conditions of the Merger based on the Term Sheet and the latest draft of the merger agreement available prior to April 22, 2025;

•

internal financial statements, analyses and other internal financial information and operating data relating to the business of CMB.TECH, in each case, prepared by the management of CMB.TECH and approved for our use by CMB.TECH;

•

publicly available financial statements and other publicly available business and financial information with respect to Golden Ocean and CMB.TECH, including annual and quarterly reports and company presentations;

•	third-party broker valuations provided to Golden Ocean and CMB.TECH with valuations as of March 31, 2025;

•	generic broker valuations from independent third-party brokers;

•	the market price and trading activity for Golden Ocean common shares and CMB.TECH ordinary shares;

•	financial and stock market information about Golden Ocean, CMB.TECH and other publicly traded companies in the shipping industry;

•	publicly available equity research reports;

•	the financial terms of certain other comparable business acquisitions; and

•	such other financial analyses, studies and matters that DNB Carnegie considered appropriate.

DNB Carnegie did not undertake any independent examination to verify the accuracy of the information that it received from Golden Ocean, CMB.TECH or elsewhere. DNB Carnegie based its assessment upon the assumption that all financial and other information provided as a basis for the opinion in all material aspects was correct and accurate and that no information of material importance for the evaluation of Golden Ocean’s and CMB.TECH’s future earnings capacity or for DNB Carnegie’s overall assessment was omitted or not presented to DNB Carnegie.

The opinions and assessments of DNB Carnegie were necessarily based on the current economic, market and other conditions, and on the information available to DNB Carnegie as of April 22, 2025. Subsequent developments may affect DNB Carnegie’s opinion, and DNB Carnegie did not assume any obligation to update, revise or reconfirm the opinion. DNB Carnegie made no representation as to the actual value that may be received in connection with the Merger, or any legal, tax or accounting effects of consummating the Merger, nor actual or potential effects of a change of control, all of which may have significant valuation impacts and other effects.

DNB Carnegie’s duties, according to its engagement, did not include any advice on tax, legal or accounting issues, and its opinion should not be construed as constituting such advice.

DNB Carnegie provided its assessment and opinion solely for the benefit of the Golden Ocean Transaction Committee in connection with and for the purposes of their consideration of the Exchange Ratio. It did not intend its opinion to be relied upon or to confer any rights or remedies upon, neither directly nor indirectly, any employee, creditor, shareholder or other equity holder of Golden Ocean or any other party. The opinion does not constitute a recommendation as to whether any holder of shares in Golden Ocean should vote in favor of the Merger. In addition, DNB Carnegie does not express any statement as to the prices at which the shares of Golden Ocean or CMB.TECH will trade at any time.

Material Financial Analyses

In preparing its opinion, DNB Carnegie performed a variety of financial and comparative analyses. The following paragraphs summarize the material financial analyses DNB Carnegie performed in arriving at its opinion. The order of analyses described does not represent relative importance or weight that DNB Carnegie gave to those analyses. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses that DNB Carnegie used, the tables must be read together with the full text of each summary. The following quantitative information, to the extent it is based on market data is, except as otherwise indicated, based on market data as they existed on or prior to April 21, 2025, and is not necessarily indicative of current or future market conditions.

Net asset values based on desktop broker valuations

For purposes of its financial analyses, DNB Carnegie reviewed a number of financial metrics, including “Net Asset Value”, which generally refers to gross fleet value, plus adjustment for present value of time charters, plus cash and cash equivalents, plus net working capital, plus certain other net assets, less outstanding debt, less newbuild capital expenditures and less certain other adjustments. DNB Carnegie based it estimates of the gross fleet value of Golden Ocean and CMB.TECH on third-party service providers’ appraisals as of April 21, 2025, which are considered in the shipping industry to be a source of desktop valuation benchmarking in such transactions.

The net asset value analysis indicated an implied exchange ratio reference range of 0.83 to 1.05 shares of CMB.TECH common stock for each Golden Ocean common share, as compared to the exchange ratio of 0.95 shares of CMB.TECH ordinary share for each Golden Ocean common share as provided for in the Merger.

Comparable Companies Analysis

In order to assess how the public market values the stock of similarly publicly traded companies, DNB Carnegie reviewed and compared specific financial and operating data relating to Golden Ocean and CMB.TECH with selected publicly traded companies that DNB Carnegie, based on its experience in the shipping industry, deemed comparable to Golden Ocean and CMB.TECH.

With respect to Golden Ocean, the selected companies consisted of the following:

•	2020 Bulkers Ltd,

•	Himalaya Shipping Ltd,

•	Genco Shipping & Trading Limited and

•	Star Bulk Carriers Corporation.

With respect to CMB.TECH, the selected companies consisted of the following:

•	Mitsui O.S.K. Lines Ltd,

•	Nippon Yusen KK,

•	SFL Corporation Ltd,

•	Kawasaki Kisen Kaisha, Ltd and

•	Navios Maritime Holdings.

DNB Carnegie reviewed, among other things, (i) the enterprise value of the selected companies as a multiple of estimated earnings before interest, taxes, depreciation and amortization, referred to as “EBITDA multiples,” for calendar year 2026, as provided by FactSet, and (ii) the enterprise value of the selected companies as a multiple of estimated earnings before interest, taxes, depreciation and amortization, referred to as “EBITDA multiples,” for historical two-year forward EBITDA consensus estimates, as provided by FactSet.

	Enterprise Value to Estimated 2026 EBITDA		Average Enterprise Value to Two- Year Forward Estimated EBITDA (over last three years)
Company	Low	High	Low	High
Golden Ocean	4.0x	6.4x	4.4x	5.5x
CMB.TECH	7.0x	8.4x	7.3x	8.8x

Taking into account the results of the selected transaction analysis, DNB Carnegie applied a selected multiple range of 4.0x to 6.4x, representing enterprise value to EBITDA multiples, to Golden Ocean’s consensus estimated 2026 EBITDA and 7.0x to 8.4x to CMB.TECH’s consensus estimated 2026 EBITDA. Making appropriate adjustments, including adjustments for cash and cash equivalents, outstanding debt and newbuild capital expenditures, the selected transactions analysis indicated an implied exchange ratio reference range of 0.84 to 1.00 CMB.TECH ordinary shares for each Golden Ocean common share, as compared to the exchange ratio of 0.95 CMB.TECH ordinary shares for each Golden Ocean common share as provided for in the Merger pursuant to the Term Sheet.

Further, DNB Carnegie applied a selected multiple range of 4.4x to 5.5x to Golden Ocean’s consensus two-year forward EBITDA and 7.3x to 8.8x to CMB.TECH’s consensus two-year forward EBITDA. Making appropriate adjustments, including adjustments for cash and cash equivalents, outstanding debt and newbuild capital expenditures, the selected transactions analysis indicated an implied exchange ratio reference range of 0.69 to 0.94 CMB.TECH ordinary shares for each Golden Ocean common share, as compared to the exchange ratio of 0.95 CMB.TECH ordinary shares for each Golden Ocean common share as provided for in the Merger pursuant to the Term Sheet.

No company or business that DNB Carnegie used in its analysis is identical or directly comparable to Golden Ocean or CMB.TECH. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies or businesses to which DNB Carnegie compared Golden Ocean or CMB.TECH.

Precedent Transactions Analysis

DNB Carnegie also performed an analysis of selected precedent transactions in the shipping industry that shared certain similar characteristics with the merger between Golden Ocean and CMB.TECH that DNB Carnegie deemed relevant.

The estimates of the net asset value of the acquisition targets in the selected transactions listed below were based on publicly available information for those acquisition targets available at the time of the announcement of the relevant transaction.

Select precedent transactions with share considerations
Target	Acquiror	Date announced

M.T. Maritime Management	Pangea Logistics Solutions	Sep-24

Avance Gas	BW LPG	Aug-24

Eagle Bulk	Star Bulk	Dec-23

Kristian Gerhard Jebsen	TORM	Nov-23

Chemical Tankers Inc	Hafnia	Nov-21

Diamond S	International Seaways	Mar-21

Taking into account the results of the selected transactions analysis, DNB Carnegie calculated the average multiple to be 1.0x net asset value. DNB Carnegie applied a selected multiple of 1.0x Golden Ocean’s Net Asset Value and 1.0x CMB.TECH’s Net Asset Value as estimated in the net asset values based on desktop broker valuations. The selected transactions analysis indicated an implied exchange ratio reference range of 0.83 to 1.05 CMB.TECH ordinary shares for each Golden Ocean common share, as compared to the exchange ratio of 0.95 CMB.TECH ordinary shares for each Golden Ocean common share as provided for in the Merger pursuant to the Term Sheet.

No company or business that DNB Carnegie used in its analysis is identical or directly comparable to Golden Ocean or CMB.TECH. Accordingly, the evaluation of the results of this analysis was not entirely mathematical. Rather, this analysis involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies or businesses to which DNB Carnegie compared Golden Ocean or CMB.TECH.

Discounted Cash Flow Analysis

DNB Carnegie performed a discounted cash flow analysis of Golden Ocean and CMB.TECH by calculating the estimated net present value of the projected unlevered free cash flows of Golden Ocean and CMB.TECH based on (i) DNB Carnegie’s projections for Golden Ocean and CMB.TECH, respectively, with like-for-like earnings assumptions based on publicly available information and (ii) extrapolation of consensus EBITDA for Golden Ocean in the period from 2025 to 2028 which was available at the time from FactSet and CMB.TECH in the period from 2025 to 2027 which was available at the time from FactSet, respectively. DNB Carnegie based the terminal values on the estimated 2029 gross fleet values of Golden Ocean and CMB.TECH from third-party service providers applying desktop broker valuations and depreciation assumptions and other information that Golden Ocean and CMB.TECH management provided. With respect to Golden Ocean, DNB Carnegie applied a range of terminal value sensitivities of 0.90x to 1.10x to Golden Ocean’s estimated 2029 gross fleet value and applied discount rates ranging from 8.0% to 10.0% to the projected unlevered free cash flows of Golden Ocean and terminal values. With respect to CMB.TECH, DNB Carnegie applied a range of terminal value sensitivities of 0.90x to 1.10x to CMB.TECH’s estimated 2029 gross fleet value and applied discount rates ranging from 6.5% to 8.5% to the projected unlevered free cash flows of CMB.TECH and terminal values. The discounted cash flow analysis using (i) DNB Carnegie projections for Golden Ocean and CMB.TECH indicated an implied exchange ratio reference range of 0.78 to 1.02 CMB.TECH ordinary shares for each Golden Ocean common share, while (ii) consensus EBITDA for Golden Ocean and CMB.TECH indicated an implied exchange ratio reference range of 0.80 to 0.95 CMB.TECH ordinary shares for each Golden Ocean common share, compared to the exchange ratio of 0.95 CMB.TECH ordinary shares for each Golden Ocean common share as provided for in the Merger pursuant to the Term Sheet.

Other Matters

In performing its analyses, DNB Carnegie made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Golden Ocean or CMB.TECH. Any estimates contained in or underlying these analyses, including estimates of Golden Ocean’s or CMB.TECH’s future performance, were not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those estimates. Additionally, analyses relating to the values of businesses or assets did not purport to be appraisals or necessarily reflect the prices at which businesses or assets may actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. DNB Carnegie’s opinion and its related analyses were only some of many factors that the Golden Ocean Transaction Committee considered in its evaluation of the Merger and should not be viewed as determinative of the views of the Golden Ocean Transaction Committee with respect to the Merger Consideration or the Merger.

Pursuant to DNB Carnegie’s engagement, DNB Carnegie is entitled to a fee for the advisory services it rendered to Golden Ocean in connection with the Merger, including the work it conducted to prepare its fairness opinion. A portion of this fee was payable upon delivery of the opinion and a portion of the fee is contingent upon consummation of the Merger. Furthermore, the Golden Ocean Transaction Committee has agreed to reimburse expenses, if any, arising, as well as to indemnifying DNB Carnegie against all liabilities that may arise, from the engagement.

DNB Carnegie is continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, secondary distributions of listed and unlisted securities, equity offerings and valuations for corporate and other purposes.

In the ordinary course of business, DNB Carnegie may actively trade Golden Ocean common shares and CMB.TECH ordinary shares and other securities of Golden Ocean or of CMB.TECH for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. DNB Carnegie and its affiliates have in the past provided, and may in the future continue to provide, investment banking and other financial services to Golden Ocean and/or CMB.TECH and have received and may in the future receive compensation for the rendering of such services. In the last year preceding the date of the opinion, DNB Carnegie provided investment banking services to affiliates of Golden Ocean for which it received compensation, including serving as financial advisor to Hemen in connection with the Share Acquisition, prior to its engagement by Golden Ocean.

DNB Bank ASA, the parent corporation of DNB Carnegie, offers a broad range of asset management, banking and investment services, including trading and brokerage activities, and may in such capacity own shares in Golden Ocean or in CMB.TECH. However, the Investment Banking Division of DNB Carnegie is separated from other business units, including research, trading, and brokerage activities, as well as the asset management and banking units, by information barriers. Employees of DNB Carnegie Investment Banking Division (which excludes the research, trading and brokerage department and the banking unit, DNB Bank ASA and employees in other divisions of DNB Carnegie) hold 64 common shares in Golden Ocean and no ordinary shares in CMB.TECH.

Board of Directors and Management of the Combined Company

After the Merger, the members of CMB.TECH’s Supervisory Board and Management Board will continue to serve in such positions for the Combined Company. For information about CMB.TECH’s Supervisory Board and Management Board, please see “Item 6. Directors, Senior Management and Employees” of CMB.TECH’s annual report on Form 20-F for the fiscal year ended December 31, 2024.

Interests of Golden Ocean’s Directors and Executive Officers

When considering your vote, you should be aware that certain Golden Ocean directors and executive officers have interests in the Merger that are different from, or in addition to, those of Golden Ocean’s shareholders generally. These interests include that two of the directors who currently serve on the Golden Ocean board of directors are also members of CMB.TECH’s Supervisory Board. Such members are not members of the Golden Ocean Transaction Committee. The Golden Ocean Transaction Committee and the Golden Ocean board of directors were aware of these interests and considered them, among other matters, in making their recommendations. The Golden Ocean board of directors also was aware of these interests when it approved the Merger Agreement and the Bermuda Merger Agreement and the transactions contemplated thereby and still recommended that Golden Ocean shareholders vote “FOR” the Bye-law Amendment and “FOR” the Merger Proposal.

Ownership of CMB.TECH Ordinary Shares After the Merger

Based on the current number of Golden Ocean common shares and CMB.TECH ordinary shares issued and outstanding and based on the Exchange Ratio, CMB.TECH expects to issue approximately 95,952,934 CMB.TECH ordinary shares in the aggregate as a result of the Merger (subject to any adjustments pursuant to the terms of the Merger Agreement), and estimates that, immediately following the consummation of the Merger, pre-Merger CMB.TECH shareholders and former Golden Ocean shareholders will own approximately 66.9% and 33.1%, respectively, of the CMB.TECH ordinary shares outstanding, excluding CMB.TECH ordinary shares held in treasury, on a fully diluted basis.

Listing of the Merger Consideration and Delisting of Golden Ocean Common Shares

One of the conditions to the completion of the Merger is that the CMB.TECH ordinary shares issued pursuant to the Merger Agreement are approved for listing on the NYSE. CMB.TECH will also seek the admission of the Merger Consideration shares to trading on Euronext Brussels. In addition, CMB.TECH has agreed to use its reasonable best efforts to (i) obtain a secondary listing of the CMB.TECH ordinary shares on Euronext Oslo, and (ii) register the CMB.TECH ordinary shares in VPS on or as soon as practicable after the Closing, in each case, subject to completion of the Merger. Following the completion of the Merger, Golden Ocean common shares will be delisted from Nasdaq and Euronext Oslo.

Accounting Treatment

The combination of CMB.TECH and Golden Ocean will be accounted for as a business combination using the acquisition method of accounting under the provisions of IFRS 3, “Business Combinations”, with CMB.TECH as the accounting acquirer under this guidance. CMB.TECH is already consolidating Golden Ocean as from March 12, 2025, the date on which it obtained de-facto control. The accounting treatment related to the exchange offer will be as a step-acquisition under IFRS 10.B96

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement, including the effects of those provisions. While CMB.TECH and Golden Ocean believe that this description covers the material terms of the Merger Agreement, it may not contain all of the information that is important to you and is qualified in its entirety by reference to the Merger Agreement, which is included as Annex A to, and is incorporated by reference in, this proxy statement/prospectus. We urge you to read the Merger Agreement carefully and in its entirety. In the event of any discrepancy between the terms of the Merger Agreement and the following summary, the Merger Agreement shall prevail.

General

On May 28, 2025, CMB.TECH, Golden Ocean and Merger Sub entered into the Merger Agreement, pursuant to which, subject to approval of Golden Ocean shareholders and the satisfaction or (to the extent permitted by law) waiver of other specified closing conditions, Golden Ocean will merge with and into Merger Sub, with Merger Sub continuing as the surviving company of such Merger.

Effect on Golden Ocean Common Shares; Merger Consideration

If the Merger is completed, each Golden Ocean common share will be canceled, and such shares (other than shares that Golden Ocean, CMB.TECH, Merger Sub or any of their respective subsidiaries own) will be automatically converted into the right to receive 0.95 CMB.TECH ordinary shares (subject to adjustment, pursuant to the terms of the Merger Agreement) in the following manner: (i) at the Effective Time, each such Golden Ocean common share will be automatically converted into one Surviving Company Share, and (ii) on the Closing Date, each such Surviving Company Share will be contributed in kind to CMB.TECH in exchange for 0.95 of a CMB.TECH ordinary shares (subject to adjustment, pursuant to the terms of the Merger Agreement).

As of the date of this proxy statement/prospectus, based on the current number of Golden Ocean common shares and CMB.TECH ordinary shares issued and outstanding and the Exchange Ratio, CMB.TECH expects to issue approximately 95,952,934 CMB.TECH ordinary shares in the aggregate as a result of the Merger (subject to adjustment, pursuant to the terms of the Merger Agreement), and estimates that, immediately following the consummation of the Merger, pre-Merger CMB.TECH shareholders and former Golden Ocean shareholders will own approximately 66.9% and 33.1%, respectively, of the CMB.TECH ordinary shares outstanding, excluding CMB.TECH ordinary shares held in treasury.

The Exchange Agent has been appointed, subject to approval at the Special General Meeting, and CMB.TECH and Golden Ocean have entered into an agreement with the Exchange Agent under which it will be authorized to act as agent solely in the name and on behalf of and for the account and benefit of the Contributing Golden Ocean Shareholders, to effect the Contribution in Kind, the receipt of the Merger Consideration and the delivery thereof to the Contributing Golden Ocean Shareholders, with the right of sub-delegation, for the Merger and, among other things, to effect the Contribution in Kind, the receipt of the Merger Consideration and delivery thereof to such shareholders.

The aggregate number of CMB.TECH ordinary shares issued pursuant to the Merger may be adjusted if, prior to the Effective Time, (i) the outstanding number of CMB.TECH ordinary shares or Golden Ocean common shares has changed into a different number of shares or a different class by reason of any stock dividend or distribution, subdivision, reclassification, recapitalization, stock split, reverse stock split, stock consolidation, combination, repurchase, exchange of shares or other similar change or event or (ii) the outstanding number of CMB.TECH ordinary shares or Golden Ocean common shares has changed into a different number of shares or a different class by reason any issuance of additional shares of stock, CMB.TECH or Golden Ocean has issued any securities of a different class or type other than the CMB.TECH ordinary shares or Golden Ocean common shares, or CMB.TECH or Golden Ocean has issued a cash dividend or other distribution, in accordance with the Merger

Agreement. Any Golden Ocean common shares that Golden Ocean, CMB.TECH, Merger Sub or their respective subsidiaries hold will be canceled, and no consideration will be delivered for those canceled shares. The Exchange Ratio and the Merger Consideration will not be adjusted to reflect changes in the price of Golden Ocean common shares or CMB.TECH ordinary shares prior to the Effective Time.

The value of the Merger Consideration will fluctuate with the market price of CMB.TECH ordinary shares. CMB.TECH will not issue any fractional ordinary shares. Instead, each record holder of Golden Ocean common shares otherwise entitled to a fraction of a CMB.TECH ordinary share (after aggregating all fractional shares of CMB.TECH ordinary shares to be received by such person) will be entitled to receive an amount of cash (without interest, rounded down to the nearest whole cent) equal to the product of (i) such fraction and (ii) $14.49 (subject to adjustment, pursuant to the terms of the Merger Agreement). Holders of Golden Ocean common shares otherwise entitled to a fraction of a CMB.TECH ordinary share that hold shares through a bank, broker, trustee or other nominee will receive cash in lieu of fractional shares, if any, determined in accordance with the policies of such bank, broker, trustee or other nominee.

Effective Time; Closing

The Closing shall take place: (i) in New York City at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004 U.S.A. and at the Belgian notary public’s office of NOTA Notaries in Antwerp, Belgium, as soon as possible, but in any event no later than the date that is five business days after the date the conditions to the Merger Agreement (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions; or (ii) at such other place, at such other time or on such other date as CMB.TECH and Golden Ocean may mutually agree in writing. On the Closing Date, and as soon as reasonably practicable following the Effective Time, CMB.TECH and the Exchange Agent shall duly execute the notarial deed with respect to the capital increase within the framework of the authorized capital resulting from the Contribution in Kind by the Exchange Agent of the Surviving Company Shares in the name and on behalf of and for the account and benefit of Contributing Golden Ocean Shareholders to CMB.TECH in return for being issued the Merger Consideration in the name and on behalf of and for the account and benefit of the Contributing Golden Ocean Shareholders before the Belgian notary public.

On or prior to the Closing Date, CMB.TECH, Golden Ocean and Merger Sub shall (i) execute and deliver the Bermuda Merger Agreement, (ii) cause the Bermuda Merger Application to be prepared and filed with the Registrar and in accordance with Section 108 of the BCA, and (iii) cause to be included in the Bermuda Merger Application a request that the Registrar issue the Certificate of Merger effective as of the Closing Date and at the time of day mutually agreed upon by Golden Ocean and CMB.TECH and set forth in the Bermuda Merger Application. The Bermuda Merger will take effect upon the issuance of the Certificate of Merger by the Registrar or at such later date or time as the Parties may agree in writing and specify in the Certificate of Merger in accordance with the BCA.

In order to accomplish the exchange, CMB.TECH and Golden Ocean have entered into an agreement with the Exchange Agent which authorizes, subject to the approval of the appointment by the holders of Golden Ocean common shares, the Exchange Agent to act in the name of and on behalf of and for the account and benefit of the Contributing Golden Ocean Shareholders, with the right of sub-delegation, to contribute the Surviving Company Shares to CMB.TECH and accept in the name and on behalf of and for the account and benefit of the Contributing Golden Ocean Shareholders for such contribution, the aggregate Merger Consideration. As soon as reasonably practicable following the Effective Time, and pursuant to the provisions of the BCCA, the Exchange Agent (acting as agent and solely in the name and on behalf of and for the account and benefit of the Contributing Golden Ocean Shareholders) shall contribute to CMB.TECH, all of the issued and outstanding shares of the Surviving Company that were received by the Exchange Agent pursuant to the Bermuda Merger, as the Contribution in Kind and, in consideration of this Contribution in Kind, CMB.TECH will issue and deliver on the

Closing Date to the Exchange Agent (solely in the name and on behalf of and for the account and benefit of the Contributing Golden Ocean Shareholders) the Merger Consideration for delivery to the Contributing Golden Ocean Shareholders.

Representations and Warranties

Golden Ocean made representations and warranties generally qualified by, among other things, filings by Golden Ocean with the SEC from January 1, 2024 through the date of the Merger Agreement and a confidential disclosure letter containing non-public information. Golden Ocean made some of these representations and warranties as of specified dates. The representations and warranties it made, relate to, among other things:

•	organization, qualification and good standing;

•	power and authorization to enter into the Merger Agreement and the transactions contemplated thereby;

•	the enforceability of the Merger Agreement;

•	consents required by governmental and other authorities;

•

the absence of breaches, violations or conflicts with, or any consents required by, the governing documents of Golden Ocean, applicable laws or orders, or certain material contracts of Golden Ocean as a result of entering into the Merger Agreement and consummating the transactions contemplated thereby and the performance of their obligations thereunder;

•

the consummation of the Merger Agreement and the transactions contemplated thereby will not result in the loss of, or creation or imposition of any lien other than certain permitted liens, on any asset of Golden Ocean;

•	capitalization of Golden Ocean;

•	subsidiaries of Golden Ocean;

•	SEC and Euronext Oslo filings of Golden Ocean;

•	compliance with GAAP in the creation of certain of Golden Ocean’s financial statements;

•	outstanding indebtedness of Golden Ocean for borrowed money;

•	certain disclosure documents of Golden Ocean required to be provided in connection with the proxy statement/prospectus or other disclosure requirements;

•	compliance with tax requirements;

•	compliance with laws (including all maritime guidelines and laws), orders and permits;

•	absence of certain changes of Golden Ocean since the date of Golden Ocean’s last audited balance sheet;

•	the absence of undisclosed liabilities of Golden Ocean;

•	ownership, classification and proper title of vessels, tangible personal assets and other property;

•	leases for real property by Golden Ocean and its subsidiaries;

•	material contracts, agreements and instruments, and the performance of obligations and absence of any material default thereunder;

•	the absence of pending or threatened litigation, orders, unsatisfied judgements, penalties or awards against Golden Ocean;

•	employee benefits;

•	labor disputes, collective bargaining agreements and compliance with employment and labor laws;

•	environmental matters;

•	insurance matters;

•	receipt of an opinion from Golden Ocean’s financial advisor, DNB Carnegie;

•	absence of investment banker, broker or other intermediary fees;

•	takeover statutes;

•	interested party transactions; and

•	certain business practices and matters relating to anti-corruption laws.

Many of Golden Ocean’s representations and warranties also are qualified by the absence of a “material adverse effect” which means, for purposes of the Merger Agreement, when used with respect to Golden Ocean, any change, effect, event, occurrence, or development that, individually or in the aggregate with all such other changes, events, occurrences or developments, (i) has or would reasonably be expected to have a material adverse effect on the financial condition, business, assets (including its owned and leased vessels) and liabilities (taken as a whole) or results of operations of Golden Ocean and its subsidiaries, taken as a whole; provided, that none of the changes, effects, events, occurrences or developments to the extent attributable to the following shall be taken into account in determining whether there has been a “material adverse effect”: (A) changes in applicable law, GAAP or IFRS, or authoritative interpretations thereof, in each case, after the date of the Merger Agreement, (B) changes in the global financial or securities markets or general global economic or political conditions, (C) changes or conditions generally affecting the industry in which Golden Ocean and its subsidiaries operate, (D) acts of war, sabotage or terrorism, or any escalation or worsening of the foregoing, or natural disasters, (E) the execution or performance of the Merger Agreement or the announcement or consummation of the transactions contemplated thereby (with certain exceptions), (F) any failure by Golden Ocean and its subsidiaries to meet any internal or published projections, forecasts or predictions in respect of financial or operating performance for any future period (provided that the underlying cause of any such failure may be taken into account in determining whether there has been a “material adverse effect”), (G) the taking of any action required or permitted by the Merger Agreement (with certain exceptions), or (H) the Specified Approvals having not been obtained at the Closing; provided, that the effect of any matter referred to in clauses (A), (B), (C), or (D) shall only be excluded to the extent that such matter does not disproportionately affect Golden Ocean and its subsidiaries, taken as a whole, relative to other entities operating in the dry bulk cargo shipping industry, or (ii) has or would reasonably be expected to materially impair the ability of Golden Ocean to perform its obligations under the Merger Agreement or materially delay the ability of Golden Ocean to consummate the transactions contemplated therein.

CMB.TECH and Merger Sub made representations and warranties generally qualified by, among other things filings by CMB.TECH with the SEC from January 1, 2024 through the date of the Merger Agreement and a confidential disclosure letter containing non-public information. CMB.TECH made some of these representations and warranties as of specified dates. The representations and warranties CMB.TECH and Merger Sub made relate to, among other things:

•	organization, qualification and good standing;

•	power and authorization to enter into the Merger Agreement and the transactions contemplated thereby;

•	the enforceability of the Merger Agreement;

•	consents required by governmental and other authorities;

•

the absence of breaches, violations or conflicts with, or any consents required by, the governing documents of CMB.TECH and Merger Sub, applicable laws or orders, or certain material contracts of CMB.TECH and Merger Sub as a result of entering into the Merger Agreement and consummating the transactions contemplated thereby and the performance of their obligations thereunder;

•

the consummation of the Merger Agreement and the transactions contemplated thereby will not result in the loss of, or creation or imposition of any lien other than certain permitted liens, on any asset of CMB.TECH and Merger Sub;

•	capitalization of CMB.TECH and Merger Sub;

•	subsidiaries of CMB.TECH;

•	SEC filings of CMB.TECH;

•	compliance with IFRS in the creation of certain of CMB.TECH’s financial statements;

•	outstanding indebtedness of CMB.TECH for borrowed money;

•	certain disclosure documents of CMB.TECH and its subsidiaries required to be provided in connection with the proxy statement/prospectus or other disclosure requirements;

•	compliance with tax requirements;

•	compliance with laws (including all maritime guidelines and laws), orders and permits;

•	absence of certain changes of CMB.TECH and its subsidiaries since the date of CMB.TECH’s last audited statement of financial position;

•	the absence of undisclosed liabilities of CMB.TECH and any of its subsidiaries;

•	ownership, classification and proper title of vessels, tangible personal assets and other property;

•	leases for real property by CMB.TECH and its subsidiaries;

•	material contracts, agreements and instruments, and the performance of obligations and absence of any material default thereunder;

•	the absence of pending or threatened litigation, orders, unsatisfied judgements, penalties or awards against CMB.TECH;

•	employee benefits;

•	labor disputes, collective bargaining agreements and compliance with employment and labor laws;

•	environmental matters;

•	insurance matters;

•	the absence of investment banker, broker or other intermediary fees;

•	exemption from takeover statutes;

•	operations of Merger Sub;

•	interested party transactions; and

•	certain business practices and matters relating to anti-corruption laws.

Many of CMB.TECH’s representations and warranties are also qualified by the absence of a “material adverse effect” which means, for purposes of the Merger Agreement, when used with respect to CMB.TECH, any change, effect, event, occurrence, or development that, individually or in the aggregate with all such other changes, events, occurrences or developments, (i) has or would reasonably be expected to have a material adverse effect on the financial condition, business assets (including its owned or leased vessels) and liabilities (taken as a whole) or results of operations of CMB.TECH and its subsidiaries taken as a whole; provided, that none of the changes, effects, events, occurrences or developments to the extent attributable to the following shall be taken into account in determining whether there has been a “material adverse effect”: (A) changes in applicable law, GAAP or IFRS, or authoritative interpretations thereof, in each case, after the date of the Merger Agreement, (B) changes in the global financial or securities markets or general global economic or political conditions, (C) changes or conditions generally affecting the industry in which CMB.TECH and its subsidiaries operate, (D) acts of war, sabotage or terrorism, or any escalation or worsening of the foregoing, or natural disasters, (E) the execution or performance of the Merger Agreement or the announcement or consummation of the transactions contemplated thereby (with certain exceptions), (F) any failure by CMB.TECH and its subsidiaries to meet any internal or published projections, forecasts or predictions in respect of financial or operating performance for any future period (provided that the underlying cause of any such failure may be taken into account in determining whether there has been a “material adverse effect”), or (G) the taking of any action required or permitted by the Merger Agreement (with certain exceptions); provided, that the effect of any matter referred to in clauses (A), (B), (C) or (D) shall only be excluded to the extent that such matter does not disproportionately affect CMB.TECH and its subsidiaries, taken as a whole, relative to other entities operating in the shipping industry, or (ii) has or would reasonably be expected to materially impair the ability of CMB.TECH to perform its obligations under the Merger Agreement or materially delay the ability of CMB.TECH to consummate the transactions contemplated therein.

Conditions to the Closing of the Merger

As more fully described in the Merger Agreement, the obligations of CMB.TECH and Golden Ocean to complete the Merger are subject to the satisfaction of the following conditions unless Golden Ocean and CMB.TECH waive them by mutual written agreement:

•	Golden Ocean obtains approval of the Merger Proposal;

•

the Form F-4 Registration Statement is in effect under the Securities Act and is not subject to any stop order suspending its effectiveness or any proceedings initiated by the SEC seeking any such stop order;

•	all required filings shall have been made and all required approvals shall have been obtained (or waiting periods expired or terminated) under any antitrust laws that are applicable to the Merger;

•	the CMB.TECH ordinary shares to be issued as Merger Consideration are approved for listing on the NYSE;

•	CMB.TECH has published the EU Exemption Document; and

•	no law preventing or prohibiting the consummation of the Merger is in effect.

The obligation of CMB.TECH and Merger Sub to effect the Merger is further subject to the satisfaction or waiver by CMB.TECH of the following conditions:

•

the representations and warranties of Golden Ocean in the Merger Agreement shall be true and correct as of the Closing, subject to certain standards, including materiality and material adverse effect qualifications described in the Merger Agreement;

•

either (i) receipt of all of the Specified Approvals shall have been obtained in form and substance reasonably satisfactory to CMB.TECH on or prior to the Closing Date, or (ii) CMB.TECH and/or Golden Ocean shall have available, or will have available at Closing, alternative financing sufficient to refinance any indebtedness for which the Specified Approvals are not obtained;

•

Golden Ocean shall have performed and complied with in all material respects all of the covenants and obligations required to be performed or complied with by it under the Merger Agreement on or prior to the Closing Date;

•

from the date of the Merger Agreement and through the Closing Date, no event has occurred that has had a Company Material Adverse Effect (as such term is defined in the Merger Agreement which is attached to this proxy statement/prospectus as Annex A); and

•

Golden Ocean will deliver to CMB.TECH a certificate of an executive officer of Golden Ocean, dated as of the Closing Date, certifying that certain of the above conditions have been satisfied as of the Closing Date.

The obligation of Golden Ocean to effect the Merger is further subject to the satisfaction or waiver by Golden Ocean of the following conditions:

•

the representations and warranties of CMB.TECH and Merger Sub in the Merger Agreement shall be true and correct as of the Closing, subject to certain standards, including materiality and material adverse effect qualifications described in the Merger Agreement;

•

either (i) all Specified Approvals shall have been obtained in form and substance reasonably satisfactory to CMB.TECH, on or prior to, and shall be in full force and effect on, the Closing Date, or (ii) CMB.TECH and/or Golden Ocean shall have demonstrated to the reasonable satisfaction of the Golden Ocean Transaction Committee that CMB.TECH has available or will have available at the Closing, alternative financing sufficient to refinance any indebtedness for which the Specified Approvals are not obtained;

•

each of CMB.TECH and Merger Sub shall have performed and complied with in all material respects all of the covenants and obligations required to be performed or complied with by it under the Merger Agreement on or prior to the Closing Date;

•

from the date of the Merger Agreement and through the Closing Date, no event has occurred that has had a Parent Material Adverse Effect (as such term is defined in the Merger Agreement which is attached to this proxy statement/prospectus as Annex A);

•

CMB.TECH shall have delivered to Golden Ocean a true and complete copy of each of the special report on the Contribution in Kind drawn up by the CMB.TECH Supervisory Board and the special report on such Contribution in Kind drawn up by CMB.TECH’s auditors, each in accordance with article 7:196 and 7:197 of the BCCA, on or prior to the Closing Date;

•	Merger Sub has elected to be an entity disregarded from CMB.TECH for U.S. federal income tax purposes effective prior to the Closing Date; and

•

CMB.TECH will deliver to Golden Ocean a certificate of an executive officer of CMB.TECH, dated as of the Closing Date, certifying that certain of the above conditions have been satisfied as of the Closing Date.

Conduct of Golden Ocean and CMB.TECH Pending the Merger

Conduct of Golden Ocean Pending the Merger

Under the Merger Agreement, Golden Ocean has agreed that, except, among other things, as expressly required by the Merger Agreement, as required by applicable law or with CMB.TECH’s prior written consent, during the period from the date of the Merger Agreement until the Closing Date, Golden Ocean shall, and shall cause each of its subsidiaries to, carry on its business in the ordinary course and in a manner consistent with past practice in all material respects and use reasonable best efforts to:

•	preserve intact its present business organization, goodwill and assets;

•	maintain in effect all governmental authorizations required to carry on its business as being conducted as of the date of the Merger Agreement;

•

keep available the services of its present officers and other employees (provided that it shall not be obligated to, or cause its subsidiaries to, increase the compensation of, or make any other payments or grant any concessions to, such officers and employees); or

•

preserve its present relationships with material customers, suppliers and other persons or entities with which it has a business relationship (provided that it shall not be obligated to make any payments or grant any concessions to such persons other than payments in the ordinary course consistent with past practice).

Until the Closing, Golden Ocean has also agreed to comply with a series of customary negative covenants (subject to certain exceptions), agreeing not to take the following actions unless otherwise set forth in Golden Ocean’s disclosure letter, expressly required by the Merger Agreement, as required by applicable law or with CMB.TECH’s prior written consent:

•	amend its memorandum of association, bye-laws or other comparable charter or organizational documents (except as contemplated in the Bye-law Amendment);

•	amend, modify or change any term of, or take any action that would result in a default under, any indebtedness of Golden Ocean or any of its subsidiaries;

•

(A) issue, deliver, sell, grant, pledge, transfer or otherwise encumber any Golden Ocean common shares, other securities of Golden Ocean or securities of any of Golden Ocean’s subsidiaries, other than in the ordinary course of business consistent with past practice or (B) amend any term of any security issued by Golden Ocean or any of its subsidiaries (in each case, whether by merger, amalgamation, consolidation or otherwise);

•

accelerate or delay (A) the payment of any accounts payable or other liability or (B) the collection of notes or accounts receivable, other than in the ordinary course of business consistent with past practice;

•

incur more than $200,000 of capital expenditures in the aggregate in excess of amounts budgeted for by Golden Ocean or its subsidiaries (as described in the Merger Agreement), other than capital expenditures relating to the maintenance of the vessels owned or leased by Golden Ocean in the ordinary course of business consistent with past practice;

•

acquire or commit to acquire (A) all or any substantial portion of a business or person or division thereof  (whether by purchase of stock, purchase of assets, merger, consolidation, or otherwise), or (B) any assets or properties involving a price in excess of  $200,000 in the aggregate, except (1) acquisitions by Golden Ocean or any of its wholly-owned subsidiaries of or from an existing wholly-owned subsidiary of Golden Ocean, (2) acquisitions of assets, materials and supplies in the ordinary course of business consistent with past practice, (3) the purchase of bunkers in the ordinary course of business, (4) pursuant to contracts for newbuildings in effect on the date of the Merger Agreement, or (5) acquisitions described in Golden Ocean’s confidential disclosure schedules;

•

enter into any contract that, if in existence on the date of the Merger Agreement, would be a material contract or qualify as an interested party transaction, or amend, modify, extend or terminate any material contract or interested party transaction (other than the expiration of any such contract in accordance with its terms, and the termination of any such contract in connection with any breach by the applicable counterparty);

•

sell, lease, license, transfer, or subject to any lien, or otherwise dispose of any of its assets or properties except (A) sales of used equipment in the ordinary course of business consistent with past practice, and (B) certain permitted liens as set forth in the Merger Agreement;

•

adopt a plan of complete or partial liquidation, dissolution, merger, amalgamation, consolidation, restructuring or recapitalization or other reorganization of Golden Ocean or any of its subsidiaries, or enter into any agreement with respect to the voting of their capital stock or other securities held by Golden Ocean or any of its subsidiaries;

•

except as required pursuant to the terms of any company benefit plan existing as of the date of the Merger Agreement or to the extent required under applicable law, (A) grant to any director, officer, employee or consultant of Golden Ocean or any of its subsidiaries any increase or enhancement in compensation, bonus or other benefits, (B) grant to any director, officer or employee of Golden Ocean or any of its subsidiaries any right to receive severance, change in control, retention or termination pay or benefits or any increase in severance, change of control or termination pay or benefits or (C) adopt, enter into or amend or commit to adopt, enter into or amend any company benefit plan except for amendments required under applicable law;

•	except as required by GAAP (or any interpretation thereof) or a governmental authority, make any change in any method of accounting principles, method or practices;

•

(A) incur or issue any indebtedness (other than accrual of interests, drawdowns, premiums, penalties, fees, expenses and breakage costs under any material contracts existing as of the date of the Merger Agreement), (B) make any loans, advances or capital contributions to, or investments in, any other person (including in connection with any pool in which a vessel owned or leased by Golden Ocean is entered), other than to Golden Ocean or any of its subsidiaries or (C) repay or satisfy any Indebtedness (other than scheduled payments of indebtedness when due);

•

change any material method of tax accounting, make or change any material tax election, file any material amended return (except as required by applicable law), settle or compromise any material tax liability, enter into any closing agreement with respect to any material amount of taxes, surrender any right to claim a material tax refund or offset or otherwise reduce a material tax liability or take into account on any tax return required to be filed prior to the Closing Date any adjustment or benefit arising from the transactions contemplated by the Merger Agreement;

•

institute, settle or agree to settle any action, suit, litigation, investigation or proceeding (other than actions, suits, litigations, investigations or proceedings where CMB.TECH is adverse to Golden Ocean) pending or threatened before any arbitrator, court or other governmental authority, in each case in excess of $500,000 (exclusive of any amounts covered by insurance) or that imposes injunctive or other non-monetary relief on Golden Ocean or its subsidiaries;

•	disclose, or consent to the disclosure of, any trade secrets or other proprietary information, other than in the ordinary course of business consistent with past practice;

•	waive, release or assign any claims or rights having a value in excess of $100,000;

•

fail to use commercially reasonable efforts to cause the current material insurance (or re-insurance) policies maintained by Golden Ocean or any of its subsidiaries, including directors’ and officers’ insurance, not to be canceled or terminated or any of the coverage thereunder to lapse, unless, simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the canceled, terminated or lapsed policies for substantially similar premiums or less are in full force and effect provided, that neither the Golden Ocean nor any of its subsidiaries shall obtain or renew any insurance (or reinsurance) policy for a term exceeding three months;

•

directly or indirectly (A) purchase or construct any vessel or enter into any contract for the purchase or construction of any vessel, (B) sell or otherwise dispose of any vessel owned or leased by Golden Ocean or enter into any contract for the sale or disposal of any vessel owned or leased by Golden Ocean, (C) to the extent that Golden Ocean shall have the right to consent to such action under the terms of the contracts between Golden Ocean and the service provider or manager of such vessel, enter into any contract for the bareboat or spot or time charter-out of any vessel owned or leased by Golden Ocean in excess of sixty (60) calendar days, (D) change any manager of any vessel owned or leased by Golden Ocean, (E) defer scheduled maintenance of any vessel owned or leased by Golden Ocean, or (F) depart from any normal drydock and maintenance practices or discontinue replacement of spares in operating Golden Ocean vessels (subject to certain exceptions); or

•	authorize or enter into a contract to take any of the foregoing actions.

Conduct of CMB.TECH Pending the Merger

Under the Merger Agreement, CMB.TECH has agreed that, except, among other things, as expressly permitted by the Merger Agreement, as required by applicable law or with Golden Ocean’s prior written consent, during the period from the date of the Merger Agreement until the Closing Date, CMB.TECH shall, and shall cause each of its subsidiaries to, carry on its business in the ordinary course and in a manner consistent with past practice in all material respects and use reasonable best efforts to:

•	preserve intact its present business organization, goodwill and assets;

•	maintain in effect all governmental authorizations required to carry on its business as being conducted as of the date of the Merger Agreement;

•

keep available the services of its present officers and other employees (provided that it shall not be obligated to, or cause its subsidiaries to, increase the compensation of, or make any other payments or grant any concessions to, such officers and employees); or

•

preserve its present relationships with material customers, suppliers and other persons or entities with which it has a business relationship (provided, that it shall not be obligated to make any payments or grant any concessions to such persons other than payments in the ordinary course consistent with past practice).

Until the Closing, CMB.TECH has also agreed to comply with a series of negative covenants (subject to certain exceptions), agreeing not to take the following actions unless otherwise set forth in CMB.TECH’s disclosure letter, expressly required by the Merger Agreement, as required by applicable law or with Golden Ocean’s prior written consent:

•	amend its articles of incorporation, bylaws or other comparable charter or organizational documents;

•	amend, modify or change any term of, or take any action that would result in a default under, any indebtedness of CMB.TECH or any of its subsidiaries;

•

(A) issue, deliver, sell, grant, pledge, transfer, subject to any lien or otherwise encumber or dispose of any CMB.TECH ordinary shares, other CMB.TECH securities or securities of any of CMB.TECH’s subsidiaries, other than in the ordinary course of business consistent with past practice, or (B) amend any term of any security issued by CMB.TECH or any of its subsidiaries (in each case, whether by merger, amalgamation, consolidation or otherwise);

•

adopt a plan of complete or partial liquidation, dissolution, merger, amalgamation, consolidation, restructuring, recapitalization or other reorganization of CMB.TECH, or enter into any agreement with respect to the voting of its capital stock or other securities held by CMB.TECH or any of its subsidiaries (other than with respect to the recapitalization of CMB.TECH’s holding in Merger Sub or the capitalization of CMB.TECH’s receivables on Merger Sub) neither of which shall adversely effect the Surviving Company Shares or the transactions contemplated in the Merger Agreement;

•	take any action that might reasonably be expected to prevent, impede or materially delay the consummation of the transactions contemplated by the Merger Agreement; or

•	authorize or enter into a contract to take any of the foregoing actions.

No Solicitation by Golden Ocean of Alternative Proposals; Withdrawal of Board Recommendation

Subject to the exceptions summarized below, Golden Ocean has agreed, during the period from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement and the Closing Date, not to (and to cause its subsidiaries and use reasonable best efforts to cause its and their representatives not to), among other things, directly or indirectly:

•

solicit, initiate or knowingly take any action to facilitate or encourage or assist any inquiries or the making of any Acquisition Proposal (as such term is defined in the Merger Agreement which is attached to this proxy statement/prospectus as Annex A);

•

enter into or participate in any discussions or negotiations with, or furnish any information relating to Golden Ocean or its subsidiaries or afford access to the business, properties, assets, personnel books or records of Golden Ocean to any third-party with respect to inquiries regarding, or the making of, an Acquisition Proposal;

•	make an Adverse Recommendation Change;

•

approve, endorse, recommend or enter into (or agree or publicly propose to do any of the foregoing) any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar agreement relating to an Acquisition Proposal, with the exception of a confidentiality agreement with a permitted third-party; or

•

grant any waiver, amendment or release under any standstill or confidentiality agreement or takeover statute or similar provision contained in Golden Ocean’s charter documents other than a waiver of the obligations of third parties existing as of the date of the Merger Agreement not to seek from Golden Ocean any waiver of such third parties’ standstill obligations and granting a limited waiver if requested solely to enable such third parties to make an Acquisition Proposal to the Golden Ocean board of directors.

Under the terms of the Merger Agreement, prior to (but not at any time from or after) obtaining approval of the Merger Proposal, if Golden Ocean receives a bona fide written Acquisition Proposal after the date of the Merger Agreement that did not result from a breach or violation of the provisions of the Merger Agreement and the Golden Ocean Transaction Committee determines in good faith, after consultation with outside legal counsel, that based on the information then available and after consultation with its financial advisors, such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, then Golden Ocean may: (i) engage in negotiations or discussions with such third-party with respect to such Acquisition Proposal, and (ii) thereafter furnish to such third-party non-public information relating to Golden Ocean or any of its subsidiaries; provided that all written materials provided or made available to such third-party is provided or made available to CMB.TECH promptly after the time it is provided or made available to such third-party.

Prior to (but not at any time from or after) obtaining approval of the Merger Proposal, the Golden Ocean board of directors and the Golden Ocean Transaction Committee may, following (i) receipt of or on account of a Superior Proposal (as defined in the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus), or (ii) an Intervening Event (as such term is defined in the Merger Agreement which is attached to this proxy statement/prospectus as Annex A), subject to certain conditions, make an Adverse Recommendation Change in connection with such Superior Proposal (if such Superior Proposal did not result from a breach or violation of the provisions of the Merger Agreement), or Intervening Event, if the Golden Ocean board of directors or the Golden Ocean Transaction Committee determine in good faith, after consultation with outside legal counsel and financial advisors, that a failure of the Golden Ocean board of directors or the Golden Ocean Transaction Committee to take such action is reasonably likely to be inconsistent with its fiduciary duties to Golden Ocean’s shareholders under applicable law.

Proxy Statement; Registration Statement; EU Exemption Document and Golden Ocean Shareholders’ Meeting

CMB.TECH and Golden Ocean agreed to use their respective reasonable best efforts to cause the filing of this Form F-4 Registration Statement with the SEC to register, under the Securities Act, the CMB.TECH ordinary shares issuable as a result of the Merger, of which this proxy statement/prospectus forms a part. CMB.TECH and Golden Ocean have agreed to cooperate to supplement and update the Registration Statement as necessary in the event that new information is required to be added.

CMB.TECH will also prepare the EU Exemption Document, and Golden Ocean shall use its reasonable best efforts to furnish to CMB.TECH all necessary information concerning Golden Ocean to be included in the EU Exemption Document in accordance with the Commission Delegated Regulation (EU) 2021/528 of 16 December 2020 supplementing EU Regulation 2017/1129 as regards the minimum information content of the document to be published for a prospectus exemption in connection with a takeover by means of an exchange offer, a merger or a demerger.

Golden Ocean has called and given notice of the Special General Meeting for the purpose of, among other things, (i) the Bye-law Amendment, and (ii) seeking the affirmative vote of at least a simple majority of the votes cast at the Special General Meeting by the holders of outstanding Golden Ocean common shares for the Merger Proposal, and has agreed not to submit any other proposals in connection with such meeting of Golden Ocean’s shareholders without the prior written consent of CMB.TECH. Golden Ocean’s obligations to hold the Special General Meeting will not be affected by the commencement, public proposal, public disclosure or communication to Golden Ocean of any Acquisition Proposal or the making of any Adverse Recommendation Change. Golden Ocean will not adjourn the Special General Meeting without the prior written consent of CMB.TECH (subject to certain exceptions).

Voting Undertaking

Merger Sub has agreed that at the Special General Meeting and at any other meeting of Golden Ocean’s shareholders (including any adjournment thereof), it will, in each case to the fullest extent that the Golden Ocean common shares that it owns are entitled to vote thereon or consent thereto (i) appear at such meeting (in person or by proxy); and (ii) vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering, all of its Golden Ocean common shares: (A) in favor of the Merger and the authorization and approval of the Merger Agreement and the transactions contemplated thereby, (B) against any action or agreement that would reasonably be expected to result in a breach of any material covenant, representation or warranty or any other obligation or agreement of Golden Ocean contained in the Merger Agreement, or of Merger Sub contained in the Merger Agreement; and (C) against any action, proposal, transaction or agreement that would impede, interfere with, delay, discourage, frustrate, prevent, nullify, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of CMB.TECH’s or Golden Ocean’s conditions under the Merger Agreement or any of the other transactions contemplated thereby. Merger Sub’s foregoing obligations will not apply, and its Golden Ocean common shares may be voted in any manner Merger Sub determines, in the event that the Golden Ocean board of directors or the Golden Ocean Transaction Committee has made an Adverse Recommendation Change that has not been rescinded or otherwise withdrawn.

CMB.TECH, indirectly through Merger Sub, owns approximately 49.4% of the issued and outstanding Golden Ocean common shares (excluding treasury shares), and has agreed, pursuant to the Merger Agreement (subject to certain exceptions), to vote those shares in favor of the proposals at the Special General Meeting. As such only a small portion of the Golden Ocean common shares held by shareholders other than CMB.TECH will be needed to approve the proposals. However, even if approval of the Merger Proposal is obtained at the Special General Meeting, the Closing will remain subject to the satisfaction (or waiver, if applicable) of all other closing conditions as set forth in the Merger Agreement.

Stock Exchange Listing and Delisting

One of the conditions to the completion of the Merger is that the CMB.TECH ordinary shares issued pursuant to the Merger Agreement are approved for listing on the NYSE. In addition, CMB.TECH has agreed to use its reasonable best efforts to obtain a secondary listing of the CMB.TECH ordinary shares on Euronext Oslo, including registering the CMB.TECH ordinary shares in VPS, subject to completion of the Merger. In connection with the Merger, Golden Ocean common shares will be delisted from Nasdaq and Euronext Oslo and deregistered from the SEC.

Termination

The Merger Agreement provides for certain termination rights for CMB.TECH and Golden Ocean (even after the receipt of approval of the Merger Proposal). The Merger Agreement may be terminated at any time prior to the Effective Time by mutual written agreement of CMB.TECH and Golden Ocean; or by either CMB.TECH or Golden Ocean, if:

•

the Effective Time has not occurred on or before December 31, 2025; provided, that (1) if the Special General Meeting shall not have occurred by such date and all other conditions to the Merger (other than making required filings or obtaining required approvals under any antitrust laws that are applicable to the Merger) shall have been satisfied or are capable of being satisfied by such date, then CMB.TECH or Golden Ocean may extend the End Date to March 31, 2026 (unless the failure by the party proposing to extend the End Date to perform its obligations contained in the Merger Agreement is the principal cause of, or resulted in, the failure to consummate the Merger on or prior to the End Date), and (2) if the Special General Meeting shall have been adjourned, the End Date will be extended by the period that the Special General Meeting is adjourned;

•	approval of the Merger Proposal has not been obtained after a vote has been taken and completed; or

•	any law or order prohibits any party from consummating the Merger and such prohibition shall have become final and not appealable.

CMB.TECH may also terminate the Merger Agreement if:

•	an Adverse Recommendation Change has occurred;

•	Golden Ocean shall have entered into a binding agreement (other than a confidentiality agreement) relating to any Acquisition Proposal;

•	prior to the taking of a vote to obtain approval of the Merger Proposal, Golden Ocean intentionally and materially breaches any of its non-solicitation obligations under the Merger Agreement; or

•

Golden Ocean breaches or fails to perform any covenant or agreement (other than the non-solicitation obligations) in the Merger Agreement or any representation or warranty of Golden Ocean is untrue and in either case such failure has resulted or would reasonably be expected to result in a failure of certain conditions and has not been cured by the earlier of the End Date and twenty days after the giving of written notice to Golden Ocean of such failure.

Golden Ocean may also terminate the Merger Agreement if CMB.TECH or Merger Sub breaches or fails to perform any covenant or agreement or any representation or warranty of CMB.TECH or Merger Sub in the Merger Agreement is untrue and in either case such failure has resulted or would reasonably be expected to result in a failure of certain conditions and has not been cured by the earlier of the End Date and twenty days after the giving of written notice to CMB.TECH of such failure.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial information of the Combined Company is presented to illustrate the proposed Merger of CMB.TECH and Golden Ocean.

The unaudited pro forma condensed combined financial information should be read in conjunction with the following financial information:

•

CMB.TECH: audited consolidated financial statements and related notes available on Form 20-F filed with the SEC on April 9, 2025, as of and for the year ended December 31, 2024. CMB.TECH prepared these financial statements in accordance with IFRS as issued by the IASB.

•

Golden Ocean: audited consolidated financial statements and related notes available on Form 20-F filed with the SEC on March 20, 2025, as of and for the year ended December 31, 2024. Golden Ocean prepared these financial statements under U.S. GAAP.

For the purpose of preparing the unaudited pro forma condensed combined financial information, the Golden Ocean financial statements were reconciled to IFRS, based on a preliminary review of U.S. GAAP to IFRS differences, related accounting policies and related management estimates. The following adjustments were identified: (i) the accounting treatment of dry dock expenses, (ii) the reclassification of accrued interests and (iii) the reclassification of luboils.

The unaudited pro forma condensed combined financial information also includes the impact of two financing facilities that CMB.TECH concluded to fund the acquisition: a $1.15 billion Bridge Facilities Agreement and a $150 million share purchase facility (Note 4).

The accounting treatment related to (i) the acquisitions of Golden Ocean common shares by CMB.TECH following the Share Purchase Agreement is accounted for using the acquisition method of accounting in accordance with the International Financial Reporting Standard 3 Business Combinations (“IFRS 3”), which requires that one of the two companies in the acquisition be designated as the acquirer for accounting purposes based on the evidence available. CMB.TECH has been treated as the accounting acquirer, and accordingly, the Golden Ocean assets acquired and liabilities assumed have been adjusted based on estimates of fair value. Any excess of the purchase price over the fair value of identified assets acquired and liabilities assumed is recognized as goodwill. For pro forma purposes, the fair value of Golden Ocean’s identifiable tangible and intangible assets acquired and liabilities assumed is based on estimates of fair values as at March 12, 2025, when de-facto control was obtained. CMB.TECH’s management believes the estimated fair values utilized for the assets to be acquired and liabilities to be assumed are based on reasonable estimates and assumptions. The accounting treatment related to (ii) the subsequent purchases and the Merger will be as a step-acquisition under IFRS 10.B96 because CMB.TECH has been consolidating Golden Ocean as from March 12, 2025, the date on which it obtained de-facto control.

CMB.TECH has prepared the pro forma condensed combined financial information in accordance with Article 11 of Regulation S-X under the Exchange Act. The pro forma adjustments are preliminary and are based upon available information and certain assumptions which CMB.TECH believes are reasonable under the circumstances and which are described in the accompanying notes to the unaudited pro forma condensed combined financial information. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information. Under IFRS 3, generally all assets acquired and liabilities assumed are recorded at their acquisition date fair value. For pro forma purposes, the fair value of Golden Ocean’s identifiable tangible and intangible assets acquired and liabilities assumed are based on a preliminary estimate of fair value. Occasionally, an acquirer will make a bargain purchase, which is a business combination in which the consideration amount is less than the aggregate of the assets acquired and the liabilities assumed. CMB.TECH believes the estimated fair values utilized for the assets to be acquired and liabilities to be assumed are based on reasonable estimates and assumptions. Preliminary fair-value estimates may change as additional information becomes available and such changes could be material, as certain valuations and other studies have yet to commence or progress to a stage at which there is sufficient information for a definitive measurement. In addition, a preliminary review of U.S. GAAP to IFRS differences and related accounting policies has been completed based on information made available to date. However, following the consummation of the Merger, CMB.TECH will conduct a final review. As a result of that review, CMB.TECH may identify further differences that, when finalized, could have a material impact on this unaudited pro forma condensed combined financial information.

CMB.TECH prepared the unaudited pro forma condensed combined financial statements for illustrative purposes only and in accordance with the regulations of the SEC. The unaudited pro forma condensed combined financial statements are not necessarily indicative of the combined financial position or results of operations that would have been realized had the Merger occurred as of the dates indicated, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that the Combined Company will experience after the combination. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the Combined Company. The accompanying unaudited pro forma condensed combined consolidated statement of profit or loss does not reflect any expected cost savings on restructuring actions that CMB.TECH or Golden Ocean may incur or generate. Moreover, the pro forma adjustments represent best estimates based upon the information available to date and are preliminary and subject to change after more detailed information is obtained.

On May 21, 2025, each of CMB.TECH and Golden Ocean released unaudited interim financial information for the three months ended March 31, 2025. Each of CMB.TECH and Golden Ocean submitted this information to the SEC on Form 6-K, and it is incorporated by reference in this proxy statement/prospectus.

Unaudited Pro Forma Condensed Combined Statement of Financial Position as of December 31, 2024
			Transaction Accounting Adjustments
in thousands of USD	Historical CMB.TECH (IFRS)	Golden Ocean (IFRS) (Note 2)	Preliminary Purchase Price Allocation (Note 3)	Notes	Financing (Note 4)	Other (Note 5)	Total	Total Pro Forma Combined (IFRS)
ASSETS
NON-CURRENT ASSETS	3,434,227	3,192,339	715,126		—	—	715,126	7,341,692

Property, plant and equipment	3,269,427	3,119,219	561,906		—	—	561,906	6,950,552
Vessels—owned	2,617,484	3,038,699	432,926	3.1	—	—	432,926	6,089,109
Right-of-use assets	1,910	80,520	128,980	3.1	—	—	128,980	211,410
Assets under constructions	628,405	—	—		—	—	—	628,405
Other tangible assets	21,628	—	—		—	—	—	21,628
Prepayments	1,657	—	—		—	—	—	1,657
Intangible assets	16,187	—	153,220	3.2	—	—	153,220	169,407
Financial assets	136,882	73,120	—		—	—	—	210,002
Deferred tax assets	10,074	—	—		—	—	—	10,074

CURRENT ASSETS	470,819	271,123	-1,316,025		1,281,767		-34,258	707,684

Inventory	26,500	22,045	—		—	—	—	48,545
Trade and other receivables	235,883	119,972	—		—	—	—	355,855
Current tax assets	3,984	—	—		—	—	—	3,984
Cash and cash equivalents	38,869	129,106	-1,316,025	3.3	1,281,767		-34,258	133,717
Assets classified as held for sale	165,583	—	—		—	—	—	165,583

TOTAL ASSETS	3,905,046	3,463,462	-600,899		1,281,767		680,868	8,049,376

EQUITY AND LIABILITIES

EQUITY	1,192,324	1,999,563	-648,521		—	-18,700	-667,221	2,524,666

Equity attributable to owners of the Company	1,192,324	1,999,563	-648,521		—	-18,700	-667,221	2,524,666
Share capital	239,148	10,061	94,231	3.4	—	—	94,231	343,440
Share premium	460,486	1,583,381	-226,310	3.4	—	—	-226,310	1,817,557
Translation reserve	-2,045	—	—		—	—	—	-2,045
Hedging reserve	2,145	—	—		—	—	—	2,145
Treasury shares	-284,508	-14,314	14,314	3.4	—	—	14,314	-284,508
Retained earnings	777,098	420,435	-530,756	3.4	—	-18,700	-549,456	648,077
Non-controlling interest	—	—	—		—	—	—	—

NON-CURRENT LIABILITIES	2,320,066	1,244,925	-56,076		1,298,173	—	1,242,097	4,807,088

Loans and borrowings	2,318,568	1,244,925	-56,076		1,298,173	—	1,242,097	4,805,590
Lease liabilities	1,451	56,076	-56,076	3.5	—	—	-56,076	1,451
Bank loans	1,450,869	904,575	—		1,298,173	—	1,298,173	3,653,617
Other notes	198,887	—	—		—	—	—	198,887
Other loans	667,361	284,274	—		—	—	—	951,635
Deferred tax liabilities	438	—	—		—	—	—	438
Employee benefits	1,060	—	—		—	—	—	1,060

CURRENT LIABILITIES	392,656	218,974	103,698		-16.406	18,700	105,992	717,622

Lease liabilities	2,293	21,243	103,698	3.5	—	—	103,698	127,234
Bank loans	201,937	107,809	—		-16,406	—	-16,406	293,340
Other notes	3,733	—	—		—	—	—	3,733
Other loans	95,724	16,117	—		—	—	—	111,841
Trade and other payables	79,591	73,805	—		—	18,700	18,700	172,096
Current tax liabilities	9,104	—	—		—	—	—	9,104
Provisions	274	—	—		—	—	—	274

TOTAL EQUITY and LIABILITIES	3,905,046	3,463,462	-600,899		1,281,767	—	680,868	8,049,376

Unaudited Pro Forma Condensed Combined Consolidated Statement of Profit or Loss for the year ended December 31, 2024
			Transaction Accounting Adjustments
in thousands of USD	Historical CMB.TECH (IFRS)	Golden Ocean (IFRS) (Note 2)	Preliminary Purchase Price Allocation	Notes	Financing/ Other (Note 4/Note 5)	Total	Total Pro Forma Combined (IFRS)
Revenue	940,246	968,420	—		—	—	1,908,666
Gain on disposal of vessels	635,019	21,427	—		—	—	656,446
Other operating income	50,660	—	—		—	—	50,660
Raw materials and consumables	-3,735	—	—		—	—	-3,735
Voyage expenses and commissions	-174,310	-192,890	—		—	—	-367,200
Vessel operating expenses	-199,646	-238,864	—		—	—	-438,510
Charter hire expenses	-138	-22,715	—		—	—	-22,853
Loss on disposal of vessels /other tangible assets	-2	—	—		—	—	-2
Deprecation tangible assets	-163,148	-141,627	-109,014	3.6	—	-109,014	-413,789
Amortization intangible assets	-2,881	—	—		—	—	-2,881
Impairment losses	-1,847	—	—		—	—	-1,847
General and administrative expenses	-77,766	-24,303	—		-18,700	-18,700	-120,769

Result from operating activities	1,002,452	369,448	-109,014		-18,700	-127,714	1,244,186

Finance income	38,689	22,084	—		—	—	60,773
Finance expenses	-169,339	-108,593	—		-99,666	-99,666	-377,598

Net finance expense	-130,650	-86,509	—		-99,666	-99,666	-316,825
Share of result of equity-accounted investees, net of tax	920	-4.070	—		—	—	-3,150

Profit (loss) before income tax	872,722	278,869	-109,014		-118,366	-227,380	924,211

Income tax benefit (expense)	-1,893	-548	—		—	—	-2,441

Profit (loss) for the period	870,829	278,321	-109,014		-118,366	-227,380	921,7700

Attributable to:
Owners of the Company	870,829	278,321	-109,014		-118,366	-227,380	921,770
Non-controlling interests	—	—	—		—	—	—

Weighted number of shares	196,041,579	199,403,293					291,994,513
Basic and diluted earnings per share (in USD)	4.44	1.40					3.16

Weighted number of shares for the combined entity calculated as follows: 196,041,579 weighted number of CMB.TECH shares at December 31, 2024, increased with 95,952,934 shares that will be issued upon completion of the merger.

Note 1. Basis of presentation

Note 1.1 Basis of preparation

On March 4, 2025, CMB.TECH announced that it entered into the Share Purchase Agreement with Hemen for the acquisition of 81,363,730 shares in Golden Ocean representing approximately 40.8% of Golden Ocean’s issued and outstanding voting shares at a price of $14.49 per share, representing a total cash consideration of $1,178,960,000. The acquisition was finalized on March 12, 2025, establishing CMB.TECH as the de-facto controlling shareholder of Golden Ocean based on the voting patterns at the three most recent shareholder meetings. Consequently, from that date, Golden Ocean has been fully integrated as a subsidiary within CMB.TECH’s consolidated accounts.

Between March 24, 2025, and April 3, 2025, Merger Sub acquired an additional 17,036,474 Golden Ocean common shares in the open market. CMB.TECH, indirectly through Merger Sub owned an aggregate of 98,400,204 Golden Ocean common shares, representing approximately 49.4% of Golden Ocean’s outstanding voting shares.

On April 22, 2025, CMB.TECH and Golden Ocean announced they signed the Term Sheet for a stock-for-stock merger and subsequently on May 28, 2025 signed the Merger Agreement. CMB.TECH will be the surviving entity of the Merger. Subject to approval of Golden Ocean shareholders and the satisfaction or (to the extent permitted by law) waiver of other specified closing conditions, Golden Ocean will merge with and into Merger Sub, with Merger Sub continuing as the surviving company of such Merger. If the Merger is completed, each Golden Ocean common share will be canceled, and such shares (other than shares that Golden Ocean, CMB.TECH, Merger Sub or any of their respective subsidiaries own) will be automatically converted into the right to receive 0.95 CMB.TECH ordinary shares (subject to adjustment, pursuant to the terms of the Merger Agreement) in the following manner: (i) at the Effective Time, each such Golden Ocean common share will be automatically converted into one Surviving Company Share, and (ii) on the Closing Date, each such Surviving Company Share will be contributed in kind to CMB.TECH in exchange for 0.95 of a CMB.TECH ordinary shares (subject to adjustment, pursuant to the terms of the Merger Agreement).

CMB.TECH estimates that it will issue approximately 95,952,934 new CMB.TECH ordinary shares if the Merger is completed. This will result in existing CMB.TECH shareholders owning approximately 70% of the Combined company’s share capital (or 67% excluding treasury shares), while legacy Golden Ocean shareholders will own approximately 30% (or 33% excluding treasury shares). Consummation of the merger is subject to several customary conditions as set forth in this proxy statement/prospectus. In connection with the Merger, Golden Ocean will delist from Nasdaq and Euronext Oslo, while CMB.TECH will remain listed on the NYSE and Euronext Brussels. CMB.TECH will also pursue a secondary listing on Euronext Oslo to be effective as of or as soon as practicable following the Closing. CMB.TECH and Golden Ocean aim to complete the merger in the third quarter of 2025, assuming timely fulfilment of the necessary closing conditions.

The total purchase consideration for the acquisition of Golden Ocean is $2.8 billion. This valuation is comprised of the following components: (i) $1.2 billion representing the value of 81,363,730 Golden Ocean common shares previously acquired by CMB.TECH following the Share Purchase Agreement, (ii) $0.1 billion representing the value of 17,036,474 Golden Ocean common shares previously acquired by CMB.TECH in the open market and (iii) $1.5 billion representing the value of 95,952,934 newly issued CMB.TECH ordinary shares, issued at an exchange ratio of 0.95 shares per Golden Ocean share, with a valuation of $15.23 per share.

Note 1.2 The Pro Forma Financial Information

The pro forma financial Information set forth herein is based upon CMB.TECH’s annual consolidated financial statements and Golden Ocean’s annual consolidated financial statements which are incorporated by reference in this Form F-4 Registration Statement, respectively.

The pro forma financial information has been prepared to illustrate the effects of the Merger, as if it had occurred on January 1, 2024, in respect of the unaudited pro forma condensed combined statement of profit and loss, and as if it had occurred on December 31, 2024, in respect of the unaudited pro forma condensed combined statement of financial position. The pro forma financial information is presented for informational purposes only and is not necessarily indicative of CMB.TECH’s financial position or results of operations that would have been realized had the Merger occurred as of the dates indicated, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that CMB.TECH will experience after the completion of the Merger.

CMB.TECH and Golden Ocean did not have any relationship that could be considered as intercompany transactions as of and for the year ended December 31, 2024. Therefore, no eliminations have been made in the unaudited pro forma financial information.

The initial acquisition of the Golden Ocean shares held by Hemen has been accounted for as a business combination using the acquisition method of accounting in accordance with the International Financial Reporting Standard 3 Business Combinations (“IFRS 3”), which requires that one of the two companies in the acquisition be designated as the acquirer for accounting purposes based on the evidence available. CMB.TECH has been treated as the accounting acquirer, and accordingly, the Golden Ocean assets acquired and liabilities assumed has been adjusted based on estimates of fair value. Any excess of the purchase price over the fair value of identified assets acquired and liabilities assumed have been recognized as goodwill. For pro forma purposes, the fair value of Golden Ocean’s identifiable tangible and intangible assets acquired and liabilities assumed are based on estimates of fair values as at March 12, 2025, when CMB.TECH obtained de-facto control. CMB.TECH’s management believes the estimated fair values utilized for the assets to be acquired and liabilities to be assumed are based on reasonable estimates and assumptions. Refer to Note 3 below for further details surrounding the Merger.

CMB.TECH’s consolidated financial statements were prepared in accordance with IFRS as issued by the IASB.

Golden Ocean’s consolidated financial statements were prepared in accordance with U.S. GAAP. The pro forma financial information includes selected adjustments to reconcile the financial information of Golden Ocean from U.S. GAAP to IFRS, as well as reclassifications to conform Golden Ocean’s historical accounting presentation to CMB.TECH’s accounting presentation.

None of the adjustments that are reflected in the pro forma financial information will have a material income tax impact.

Note	2. Adjustments to Golden Ocean’s consolidated financial statements

During the preparation of this pro forma financial information, management of CMB.TECH has performed a preliminary review and comparison of Golden Ocean’s U.S. GAAP accounting policies with CMB.TECH’s IFRS accounting policies. For purposes of preparing the Pro Forma Financial Information, Golden Ocean’s historical audited consolidated financial statements prepared under U.S. GAAP were reconciled to IFRS, based on a preliminary IFRS assessment of U.S. GAAP differences. The following adjustments were identified: (i) the accounting treatment of dry dock expenses, (ii) the reclassification of accrued interests and (iii) the reclassification of luboils. Neither the reconciliation to IFRS nor the resulting pro forma financial information has been audited.

Unaudited Adjusted Golden Ocean Consolidated Statement of Financial Position as of December 31, 2024

		Reclassifications and selected adjustments from U.S. GAAP to IFRS(1)
	Historical Golden Ocean (U.S. GAAP)	Drydock Expenses Note 2.1	Accrued Interests Note 2.2	Luboils Note 2.3	Total (IFRS) Adjustments	Golden Ocean (IFRS)
in thousands of USD
ASSETS

NON-CURRENT ASSETS	3,092,753	99,586	—	—	99,586	3,192,339

Property, plant and equipment	3,019,633	99,586	—	—	99,586	3,119,219
Vessels - owned	2,959,129	79,570	—	—	79,570	3,038,699
Right-of-use assets	60,504	20,016	—	—	20,016	80,520
Assets under construction	—	—	—	—	—	—
Other tangible assets	—	—	—	—	—	—
Prepayments	—	—	—	—	—	—
Intangible assets	—	—	—	—	—	—
Financial assets	73,120	—	—	—	—	73,120

CURRENT ASSETS	286,541	—	—	-15,418	-15,418	271,123

Inventory	37,463	—	—	-15,418	-15,418	22,045
Trade and other receivables	119,972	—	—	—	—	119,972
Current tax assets	—	—	—	—	—	—
Cash and cash equivalents	129,106	—	—	—	—	129,106
Assets classified as held for sale	—	—	—	—	—	—

TOTAL ASSETS	3,379,294	99,586	—	-15,418	84,168	3,463,462

EQUITY AND LIABILITES

EQUITY	1,899,977	99,586	—	—	99,586	1,999,563

Equity attributable to owners of the Company	1,899,977	99,586	—	—	99,586	1,999,563
Share capital	10,061	—	—	—	—	10,061
Share premium	1,583,381	—	—	—	—	1,583,381
Translation reserve	—	—	—	—	—	—
Hedging reserve	—	—	—	—	—	—
Treasury shares	-14,314	—	—	—	—	-14,314
Retained earnings	320,849	99,586	—	—	99,586	420,435
Non-controlling interest	—	—	—	—	—	—

NON-CURRENT LIABILITIES	1,244,925	—	—	—	—	1,244,925

Loans and borrowing	1,244,925	—	—	—	—	1,244,925
Lease liabilities	56,076	—	—	—	—	56,076
Bank loans	904,575	—	—	—	—	904,575
Other notes	—	—	—	—	—	—
Other loans	284,274	—	—	—	—	284,274
Deferred tax liabilities	—	—	—	—	—	—
Employee benefits	—	—	—	—	—	—

CURRENT LIABILITIES	234,392	—	—	-15,418	-15,418	218,974

Lease liabilities	21,243	—	—	—	—	21,243
Bank loans	98,040	—	9,769	—	9,769	107,809
Other notes	—	—	—	—	—	—
Other loans	15,808	—	309	—	309	16,117
Trade and other payables	99,301	—	-10,078	-15,418	-25,496	73,805
Current tax liabilities	—	—	—	—	—	—
Provisions	—	—	—	—	—	—

TOTAL EQUITY AND LIABILITIES	3,379,294	99,586	—	-15,418	84,168	3,463,462

(1) On the basis CMB.TECH’s historical financial statement presentation format, some Golden Ocean items have been grouped differently as compared to the financial statements included in Golden Ocean’s annual report on Form 20-F for the year ended December 31, 2024.

Unaudited Pro Forma Condensed Combined Consolidated Statement of Profit or Loss

For the year ended December 31, 2024

		Selected adjustments from U.S. GAAP to IFRS
	Historical Golden Ocean (U.S. GAAP)	Drydock Expenses	Total (IFRS) Adjustments	Golden Ocean (IFRS)
in thousands of US Dollars
Revenue	968,420	—	—	968,420
Gain on Disposal of Vessels	21,427	—	—	21,427
Other Operating Income	—	—	—	—
Raw Materials and Consumables	—	—	—	—
Voyage Expenses and Commissions	-192,890	—	—	-192,890
Vessel Operating Expenses	-293,971	55,107	55,107	-238,864
Charter Hire Expenses	-22,715	—	—	-22,715
Loss on Disposal of Vessels/Other Tangible Assets	—	—	—	—
Depreciation Tangible Assets	-141,627	—	—	-141,627
Amortization Intangible Assets	—	—	—	—
Impairment Losses	—	—	—	—
General and Administrative Expenses	-24,303	—	—	-24,303

RESULTS FROM OPERATING ACTIVITIES	314,341	55,107	55,107	369,448

Finance Income	22,084	—	—	22,084
Finance Expenses	-108,593	—	—	-108,593
Net Finance Expense	-86,509	—	—	-86,509
Share of Result of Equity-Accounted Investees, Net of Tax	-4,070	—	—	-4,070

Profit (Loss) Before Income Tax	223,762	55,107	55,107	278,869

Income Tax Benefit (Expense)	-548	—	—	-548

Profit (Loss) for the Period	223,214	55,107	55,107	278,321

Attributable to:
Owners of the Company	223,214	55,107	55,107	278,321
Non-Controlling Interests	—	—	—	—
Weighted Number of Shares	199,403,293	199,403,293		199,403,293
Basic and Diluted Earnings Per Share (in USD)	1.12	0.28		1.40

Following the consummation of the Merger, management of CMB.TECH will conduct a final review of Golden Ocean’s accounting policies in an effort to determine if differences in accounting policies require further adjustment or reclassification of Golden Ocean’s statement of profit or loss or reclassification of assets or liabilities to conform to CMB.TECH’s accounting policies and classifications, as required by acquisition accounting rules. As a result of that review, management may identify differences that, when conformed, could have a material impact on this unaudited pro forma condensed combined financial information.

Note 2.1 Drydock expenses

An amount of $99.6 million of historic drydock expenses has been reclassified from equity to property, plant and equipment to reflect the different treatment of drydock expenses that under U.S. GAAP are being expensed when incurred whereas under IFRS and per CMB.TECH’s accounting policies drydock expenses are considered as a separate component and are depreciated on a straight-line basis to the next estimated drydock.

CMB.TECH’s accounting policy in respect of depreciation of vessels and drydock specifies that (i) depreciation is calculated on a straight-line basis over the anticipated useful life of the vessel from the date of initial delivery to a residual value based on the scrap value of the vessel and (ii) a notional drydock component is allocated from the vessel’s cost and depreciated on a straight-line basis to the next estimated drydock. For pro forma purposes, an amount of $55.1 million of expensed dry dock costs in 2024 has been included as a reduction of Vessel operating expenses. The depreciation adjustment is reflected as part of the transaction accounting adjustments as shown in Note 3.

Note 2.2 Accrued interests

A total of $10.1 million of accrued interests has been reclassified to Loans, $9.8 million to bank loans and $0.3 million to other loans.

Note 2.3 Luboils

As per CMB.TECH’s accounting policies, luboils are not considered as inventory but are expensed monthly as part of the ship operating expenses as charged by the ship managers. Subsequently, an amount of $15.4 million has been reclassified from inventory to trade and other payables.

Note	3. Preliminary purchase price allocation

In respect of the initial acquisition of the Golden Ocean shares from Hemen, the unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting and was based on the historical financial information of CMB.TECH and Golden Ocean. The acquisition method of accounting, based on IFRS 3, uses the fair value concepts defined in IFRS 13 Fair Value Measurement (“IFRS 13”). Acquisition accounting is dependent upon certain valuations. Accordingly, the purchase price allocation included herein has been presented solely for the purpose of providing pro forma financial information. The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of judgment in determining the appropriate assumptions and estimates. CMB.TECH’s management’s approach to deriving these estimates is described below.

The subsequent acquisitions of Golden Ocean shares as well as the merger will be accounted for as a step-acquisition of the non-controlling interest to equity on the basis of IFRS 10.B96.

The following represents the preliminary calculation of the goodwill amount at initial recognition of the participating interest in Golden Ocean and the allocation of the total purchase price based on management’s valuation of Golden Ocean’s identifiable tangible assets acquired and liabilities assumed as of December 31, 2024:

in thousands of US Dollars

1. Acquisition of the shares held by Hemen
Total purchase price consideration		1,178,960
paid in cash		1,178,960
paid in shares		—
Fair value of net assets acquired and liabilities assumed	2,513,847
Share acquired	40,8036%	1,025,740
Goodwill		153,220

2. Subsequent acquisitions and merger (transaction with non-controlling shareholders)

Total purchase and merger price consideration		137,065
paid in cash		137,065
paid in shares		—
Fair value of net assets acquired and liabilities assumed	2,513,847
Share acquired	8,5437%	214,776
Shown as an increase of equity		77,711

3. Merger (transaction with non-controlling shareholders)

Total purchase and merger price consideration		1,461,363
paid in cash		—
paid in shares		1,461,363
Fair value of net assets acquired and liabilities assumed	2,513,847
Share acquired	50,6527%	1,273,331
Shown as a decrease of equity		-188,032

CMB.TECH has performed preliminary valuation analysis of the fair market value of Golden Ocean’s assets to be acquired and liabilities to be assumed. CMB.TECH has estimated the allocations to such assets and liabilities as follows:

in thousands of US Dollars
Estimated fair values of net assets acquired and liabilities assumed:
Property, plant and equipment (Note 3.1)	3,681,125
Financial assets	73,120
Current assets	271,123
Current and non-current bank loans	-1,012,384
Other loans	-300,391
Current lease liabilities	-124,941
Other current and non-current liabilities	-73,805
Fair value of net assets acquired and liabilities assumed	2,513,847

Except as discussed below, the carrying value of the Golden Ocean assets and liabilities are considered to approximate their fair values.

For pro forma purposes, the fair value of Golden Ocean’s identifiable tangible assets acquired and liabilities assumed are based on an estimate of fair values and these are below the consideration amount. CMB.TECH’s management subsequently reassessed whether it has correctly identified all of the assets acquired and all of the liabilities assumed and concluded it had done so. CMB.TECH’s management considers the excess of the consideration price over the fair value as a premium paid to acquire Hemen’s shareholding in Golden Ocean. Based on these calculations, CMB.TECH shall recognize the resulting goodwill on the statement of financial position. This goodwill will subsequently be tested for impairment annually.

Note 3.1 Property, plant and equipment

As of December 31, 2024, Golden Ocean had eight vessels on charter from SFL Corporation Ltd. (“SFL”) that are accounted for as leases and shown as Right-of-use assets. Golden Ocean had the option to purchase these eight vessels en-bloc for an aggregate price of $112 million on the 10-year anniversary of the commencement of the leases. In January 2025, Golden Ocean sent a notice to SFL declaring the purchase option for the eight vessels. The purchase will be finalized during the third quarter of 2025. For pro forma purposes, a pro forma adjustment has been recorded by increasing its liabilities and associated assets with an amount of $47.6 million to reflect the option price prior to the revaluation to fair value (see also Note 3.5).

The carrying value as of December 31, 2024, of the Golden Ocean vessels, after reclassifications and adjustments from U.S. GAAP to IFRS (see Note 2), amounts to $3,119.2 million. Considering the estimated fair value as per March 12, 2025, of $3,681.1 million this results in the recognition of a preliminary fair value adjustment of $561.9 million. The estimated fair value is based on management’s estimates after considering market values obtained from two independent ship brokers, which are inherently uncertain, and based on charter free vessels. In addition, vessel values are highly volatile, as such, these estimates may not be indicative of the future basic market value of the vessels or prices that could be achieved if the vessels were sold. One vessel that was sold on March 21, 2025, was valued at its net sales price.

Following CMB.TECH’s management estimates, the vessels have a useful life of 20 years.

Note 3.2 Intangible assets

The preliminary purchase price allocation following the initial recognition of the controlling interest in Golden Ocean results in a goodwill amounting to $153.2 million.

Note 3.3 Cash and cash equivalents

The amount of $1,316.025 million represents the total purchase consideration paid for the acquisition of the Hemen shares ($1,178.9 million) and the subsequent acquisitions ($73.1 million in March 2025 and $64.0 million in April 2025).

Note 3.4 Equity attributable to owners of the Company

The impact on equity of the preliminary purchase price allocation can be summarized as follows:

in thousands of USD	Elimination of Golden Ocean historic equity balances	IFRS reclassification of drydock expenses	Equity increase on subsequent share purchases	Capital increase upon merger	Total impact
Equity attributable to owners of the Company	-1,899,977	-99,586	77,711	1,273,331	-648,521

Share capital	-10,061	0	0	104,292	94,231
Share premium	-1,583,381	0	0	1,357,071	-226,310
Translation reserve	0	0	0	0	0
Hedging reserve	0	0	0	0	0
Treasury shares	14,314	0	0	0	14,314
Retained earnings	-320,849	-99,586	77,711	-188,032	-530,756

Upon completion of the Merger, CMB.TECH will issue 95,952,934 CMB.TECH ordinary shares to the Golden Ocean shareholders (other than CMB.TECH, Golden Ocean or Merger Sub), as Merger Consideration (subject to adjustment, pursuant to the terms of the Merger Agreement). The shares have par value of $1.0869 per share (rounded for indicative purposes only) and will be issued at the fixed price of $15.23 per CMB.TECH ordinary share as agreed between parties in the Merger Agreement (subject to adjustment, pursuant to the terms of the Merger Agreement). Based on the par value per share and the above assumptions, this results in an increase in Share capital of $104 million and an increase in Share premium of $1,357 million.

Note 3.5 Lease liabilities

Following declaring the purchase option for the eight vessels Golden Ocean has on lease, the lease liabilities and right of use assets were increased with an amount of $47.6 million to reflect the option price (see also Note 3.1). Additionally, $56.1 million of leasing debt was reclassified from long term debt to short term debt for purposes of the pro forma combined financial information.

Note 3.6 Depreciation tangible assets

Depreciation expense for the year ended December 31, 2024, has been increased by $109 million as a consequence of the fair value adjustment to the carrying value of the Golden Ocean vessels as part of the preliminary purchase price allocation and the application of the CMB.TECH depreciation management estimates. For the pro forma depreciation expense, CMB.TECH’s management has applied its accounting policy and management estimate for the depreciation of vessels and drydock whereby (i) depreciation is calculated on a straight-line basis over the anticipated useful life of the vessel from the date of initial delivery to a residual value based on the scrap value of the vessel and (ii) a notional drydock component is allocated from the vessel’s cost and depreciated on a straight-line basis to the next estimated drydock. An amount of $55.1 million of expensed dry dock costs has been included as a reduction of vessel operating expense (See also Note 2.1). In line with CMB.TECH’s management estimates, the dry bulk vessels are expected to have a useful life of 20 years. Management re-assesses on a yearly basis the residual value of its fleet. The residual value of each vessel is calculated using the product of its lightweight tonnage and an estimated net scrap rate.

Note 4.	Financing

To finance the initial acquisition of the Golden Ocean shares held by Hemen and the subsequent acquisitions in the open market, CMB.TECH concluded two financing facilities: a $1.150 billion Bridge Facilities Agreement and a $150 million share purchase facility. The facilities carry an interest of Secured Overnight Financing Rate (“SOFR”) + 3% from the date of the agreement to (but excluding) the date falling six months after the date of the agreement. The pro forma adjustment includes an amount of additional debt of $1.298 billion that was drawn under the two facilities and $17.8 million was funded from available cash. Debt issuance costs associated to this facility amounting to $16.4 million have been recorded to cash and cash equivalents and current bank loans.

For pro forma purposes, a refinancing facility is included for the next six months, bearing an interest rate of SOFR + 2.75%, as well as a facility bearing an interest rate of 3%. Both facilities are assumed to have a five-year tenor.

The pro forma combined statement of profit or loss includes:

•	$16.4 million of debt issuance costs related to the bridge facilities,

•	$1.64 million as amortization of debt issuance costs associated with the refinancing facility and

•	$81.6 million of interest expenses related to both facilities.

Note 5.	Other transaction accounting adjustments

Total estimated transaction and related costs in relation to the Merger amount to $18.7 million.

(i)

CMB.TECH estimates a total of $15.7 million in transaction costs for it to complete the Merger. The actual transaction costs incurred could differ materially from this estimate. These costs mainly consist of advisory and other professional fees and have been recorded to accrued expenses and retained earnings.

(ii)

Golden Ocean estimates a total of $3 million in transaction costs for it to complete the Merger. The actual transaction costs incurred could differ materially from this estimate. These costs mainly consist of advisory and other professional fees and have been recorded to accrued expenses and retained earnings.

INFORMATION ABOUT CMB.TECH

CMB.TECH

CMB.TECH is a diversified and future-proof maritime group that builds, owns, operates, and designs large marine and industrial applications that run on dual fuel or monofuel (diesel-)hydrogen and (diesel-)ammonia engines. CMB.TECH offers hydrogen and ammonia fuel to its customers, either through its own production or by sourcing it from third party producers. CMB.TECH is active throughout the full hydrogen value chain through its different divisions: (i) marine, engaged in owning and operating oil tankers, bulkers, container vessels, chemical tankers, crew transfer vessels and tugs and ferries, (ii) hydrogen gas (“H2”) industry, engaged in developing, testing and implementing hydrogen- and ammonia- powered combustion engines for various industries, and (iii) H2 infrastructure, engaged in the development, integration and management of infrastructure for green hydrogen and ammonia production and distribution.

As of the date of this proxy statement/prospectus, CMB.TECH’s fleet consists of 160 vessels (on the water and on order), consisting of 38 oil tankers, five container vessels, 30 drybulk vessels, 16 chemical tankers, 67 offshore wind transportation vessels and four workboats, tugs and ferries. For more information on CMB.TECH’s fleet, please see Item 4. “Information on the Company — B. Business Overview — Our Fleet” of CMB.TECH’s annual report on Form 20-F for the fiscal year ended December 31, 2024 and incorporated by reference herein.

Additional information concerning CMB.TECH is included in reports that it files or furnishes to the SEC under the Exchange Act and that are incorporated by reference into this proxy statement/prospectus. For additional information, please see the sections entitled “Where You Can Find More Information” and “Information Incorporated by Reference” beginning on page 145 of this proxy statement/prospectus.

For purposes of this section, references to “we,” “our” and “us” refer to CMB.TECH.

Chartering Strategy

Our crude oil tanker fleet is employed through a combination of primarily spot market voyage fixtures, including through the Tankers Internation Pool (the “TI Pool”), fixed-rate contracts and time charters. We deploy our two FSOs as floating storage units under fixed-rate service contracts in the offshore services sector. The dry-bulk fleet is and will be employed under spot market voyage fixtures and time charters. The container fleet is operated under time charters. The chemical tanker fleet is a mixture of spot market voyage fixtures, including through the STJS Pool and time charters. The CTV fleet operates under a mixture of spot market voyage fixtures and time charter fixtures.

For 2025, we currently expect our fleet will have approximately 35,768 available days for hire, we expect 80.4% of our fleet to be available to be employed on the spot market, either directly or through the TI Pool or Stolt Tankers Joint Service pool (the “STJS Pool”), and we expect 19.6% of our fleet to be available to be employed on time charters.

Spot market

A spot market voyage charter is a contract to carry a specific cargo from a load port to a discharge port for an agreed freight per ton of cargo or a specified total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and bunker costs. Spot charter rates have historically been volatile and fluctuate due to seasonal changes, as well as general supply and demand dynamics in the marine transportation sector. Although the revenue we generate in the spot market is less predictable, we believe our exposure to this market provides us with the opportunity to capture better profit margins during periods when vessel demand exceeds supply leading to improvements in charter rates.

Tankers International Pool

We principally employ and commercially manage our very large crude carriers (“VLCCs”) through the TI Pool, a leading spot market-oriented VLCC pool in which other shipowners with vessels of similar size and quality participate along with us. We participated in the formation of the TI Pool in 2000 to allow it and other TI Pool participants, consisting of unaffiliated third-party owners and operators of similarly sized vessels (the “Pool Participants”), to gain economies of scale, obtain increased cargo, flow of information, logistical efficiency and greater vessel utilization. As of August 1, 2025, the TI Pool is expected to have 29 vessels, including 9 of our VLCCs.

By pooling our VLCCs with those of other shipowners, we are able to derive synergies, including (i) the potential for increased vessel utilization by securing backhaul voyages for its vessels, and (ii) the performance of the contracts of affreightment (“COAs”). Backhaul voyages involve the transportation of cargo on part of the return leg of a voyage. COAs, which can involve backhauls, may generate higher effective time charter equivalent (“TCE”), revenues than otherwise might be obtainable directly in the spot market. Additionally, by operating a large number of vessels as an integrated transportation system, the TI Pool offers customers greater flexibility and an additional level of service while achieving scheduling efficiencies. The TI Pool is an owner-focused pool that does not charge commissions to its members, a practice that differs from that of other commercial pools; rather, the TI Pool aggregates gross charter revenues it receives and deducts voyage expenses and administrative costs before distributing net revenues to the TI Pool members in accordance with their allocated pool points, which are based on each vessel’s speed, fuel consumption and cargo-carrying capacity. We believe this results in lower TI Pool membership costs, compared to other similarly sized pools.

The structure of the TI Pool allows it to arrange for credit line financing. We use this credit line to fund the working capital in the ordinary course of the TI Pool’s business of operating a pool of tankers vessels, including, but not limited to, the purchase of bunker fuel, the payment of expenses relating to specific voyages and supplies of pool vessels, commissions payable on fixtures, port costs, expenses for hull and propeller cleaning, canal costs, insurance costs for the account of the pool, and insurance and fees payable for towage of vessels.

Tankers UK Agencies Limited (“TUKA”), of which we own 50% of the outstanding voting shares, is the manager of the TI Pool and is also responsible for the commercial management of the Pool Participants, including negotiating and entering into vessel employment agreements on behalf of the Pool Participants. Technical management of the pooled vessels is performed by each shipowner, who bears the operating costs for its vessels.

Stolt Tankers Pool

The STJS Pool, operates under four key principles: Trust, Transparency, Performance and Winning Together. The STJS Pool encompasses various sub-pools and includes five pool partners all committed to long-term collaboration. The STJS Pool’s structure is designed for sustained partnerships rather than temporary vessel parking. The mission of Stolt Tankers and the STJS Pool is to “deliver good chemistry to our stakeholders and customers through collaboration for flexible and personalized solutions”.

The STJS Pool currently manages three primary sub-pools. The 25,000 dwt sub-pool includes 27 vessels. The other two sub-pools are the 33,000 dwt pool and the over 35,000 dwt pool. All vessels within these pools are equipped with stainless steel tanks. Traditionally, 50-60% of available days are committed to COAs, which are generally renewed annually. On June 26, 2025, the STJS Pool fleet comprised 81 vessels. Each vessel in the STJS Pool is allocated an earnings factor determined by several criteria, including dwt, Cubic capacity, number of segregations, speed and consumption, nitrogen capability, propylene oxide capacity, age, heating temperature, and bow thruster capability.

Vessels join the STJS Pool under specific Entry Agreements, which reference the general STJS Pooling Agreement and a specific charter party. The performance of the STJS Pool manager, Stolt, is incentivized through a profit split mechanism calculated semi-annually, is awarded above a pre-agreed pool earnings level, in addition to the usual management fee and commission on revenue. Pool points are reviewed on an annual basis.

Time charters

Time charters provide us with a fixed and stable cash flow for a known period of time. Time charters may help CMB.TECH mitigate, in part, its exposure to the spot market, which tends to be volatile in nature. In the future, we may, when the cycle matures or otherwise opportunistically, employ more of its vessels under time charter contracts as the available rates for time charters improve. CMB.TECH may also enter into time charter contracts with profit-sharing arrangements, which it believes will enable CMB.TECH to benefit if the spot market increases above a base charter rate as calculated either by sharing sub charter profits of the charterer or by reference to a market index and in accordance with a formula provided in the applicable charter contract. As of June 15, 2025, we employed 88 of its vessels on fixed-rate time charters (12 Euronav, three Bocimar, fourteen Bochem, five Delphis, 53 Windcat, one Other). The 88 fixed-rate time charters include both current and future time charter commitments, representing an overall contract backlog of $2.94 billion.

FSOs and offshore service contracts

We currently deploy our two FSOs as floating storage units under service contracts with North Oil Company, in the offshore services sector. As our tanker vessels age, we may seek to extend their useful lives by employing such vessels on long-term offshore projects at rates higher than may otherwise be achieved in the time charter market, or sell such vessels to third-party owners in the offshore conversion market at a premium.

Management of Our Fleet

Technical

We outsource the crew and technical management for the majority of our fleet to independent third party ship managers; Anglo Eastern Ship Management, Fleet Ship Management, Northern Marine Ship Management, Executive Ship Management Pte. Ltd., OSM Maritime Ship Management (Dry) Pte. Ltd., Columbia Shipmanagement Ltd., Bernhard Schulte Shipmanagement (Cyprus) Ltd. and Wilhelmsen Ship Management Singapore Pte Ltd. We sold our in-house manager, Euronav Shipmanagement Hellas, to Anglo Eastern Shipmanagement in June 2024, and now Anglo Eastern Shipmanagement Hellas manages our crude oil tanker fleet. In-house technical and crew management services are provided for our offshore FSO division through Euronav Ship Management SAS and for Windcat Work Boats, our off shore wind division. Both third party ship management and in-house ship management activities are supervised by our technical department, including the approval of operating expenses.

In addition to ship management activities, our technical department also manages the newbuilding program of the group and is currently involved in ship design, contractual ship specification negotiations, plan approval, final makers selection and hazard operability and identification studies. We outsource site supervision during construction of the vessels to Anglo Eastern Technical Services.

Commercial

Our commercial department, operating out of offices in Belgium, Oslo, Singapore, Netherlands and the U.K., commercially manages our fleet, which consists of the Euronav (Suezmax and FSO), Bochem, Bocimar, Windcat and Delphis fleets.

Tankers International commercially and operationally manages our VLCCs when they are operating in the TI Pool. All of the participants in the TI Pool collectively pay a pool management fee equivalent to the costs of running the pool business, excluding voyage expenses, interest adjustments and administration costs, including legal, banking and other professional fees. The net charge is the pool administration cost, which is apportioned to each vessel by calendar days.

The STJS Pool commercially and operationally manages two of our 25,000 dwt chemical tankers.

INFORMATION ABOUT GOLDEN OCEAN

Golden Ocean

Golden Ocean is an international shipping company that owns and operates a fleet of dry bulk vessels, consisting of Newcastlemax, Capesize, Kamsarmax and Panamax vessels. Golden Ocean’s vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains and fertilizers, along worldwide shipping routes and operate in the spot and time charter markets.

As of the date of this proxy statement/prospectus, Golden Ocean owns 89 dry bulk vessels. One of Golden Ocean’s subsidiaries owns and operates each owned vessel and each one is flagged either in the Marshall Islands or Hong Kong. Of the 89 vessels that Golden Ocean owns, six are chartered-out on fixed rate time charters, 18 are chartered out on index linked rate time charters and the remaining 65 vessels operate in the spot market.

For more information on the vessels in Golden Ocean’s fleet, please see Item 4. “Information on the Company — D. Property, Plant and Equipment” of Golden Ocean’s annual report on Form 20-F for the fiscal year ended December 31, 2024 and incorporated by reference herein.

Additional information concerning Golden Ocean is included in reports that it files or furnishes to the SEC under the Exchange Act and that are incorporated by reference into this proxy statement/prospectus. For additional information, please see the sections entitled “Where You Can Find More Information” and “Information Incorporated by Reference” beginning on page 145 of this proxy statement/prospectus.

MATERIAL TAX CONSIDERATIONS

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Golden Ocean common shares or CMB.TECH ordinary shares that is (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any state thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of the source of that income or (iv) a trust if it (A) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) was in existence on August 20, 1996 and has properly elected under applicable U.S. Treasury regulations to be treated as a U.S. person. A “Non-U.S. Holder” is a beneficial owner of Golden Ocean common shares or CMB.TECH ordinary shares that is not a U.S. Holder and is not an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes. If an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes holds Golden Ocean common shares or CMB.TECH ordinary shares, the tax treatment of a partner or beneficial owner of such entity or arrangement may depend on the status of the partner or beneficial owner and the activities of the partnership or entity. Partners and beneficial owners in such entities or arrangements holding Golden Ocean common shares or CMB.TECH ordinary shares are urged to consult their own advisors as to the particular U.S. federal income tax consequences applicable to them.

Unless otherwise noted, this discussion is based upon the Code, applicable United States Treasury Regulations, IRS rulings and judicial decisions, all as in effect as of the date hereof. Subsequent developments in the tax laws of the United States, including changes in or differing interpretations of the foregoing authorities, which may be applied retroactively, could have a material effect on the tax consequences described below. This discussion only applies to shareholders who hold their Golden Ocean or CMB.TECH ordinary shares as a “capital asset” within the meaning of Code Section 1221(a)(1). This is not a complete description of all the tax consequences of the Merger and may not address U.S. federal income tax considerations applicable to holders of Golden Ocean common shares or CMB.TECH ordinary shares subject to special treatment under U.S. federal income tax law. This summary does not discuss the net investment income tax or state and local tax consequences. Shareholders subject to special treatment include, for example, financial institutions, dealers in securities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt entities, entities or arrangements treated as partnerships and other pass-through entities for U.S. federal income tax purposes and holders who hold Golden Ocean common shares as part of a “hedge,” “straddle,” “conversion” or “constructive sale” transaction. This discussion does not apply to shareholders who or that are the beneficial owner of more than 10% of Golden Ocean common shares or CMB.TECH ordinary shares.

Material U.S. Federal Income Tax Considerations

In the opinion of Seward & Kissel LLP, CMB.TECH’s U.S. counsel, the following are the material U.S. federal income tax consequences relevant to the Merger, CMB.TECH’s operation and the operation of its vessels and the ownership of CMB.TECH ordinary shares. The following discussion of U.S. federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect.

Material United States Federal Income Tax Consequences of the Merger

The following discussion summarizes material U.S. federal income tax consequences of the Merger to a U.S. Holder and a Non-U.S. Holder of Golden Ocean common shares.

Golden Ocean did not obtain a ruling from the IRS or an opinion of counsel with respect to the tax consequences of the Merger. This summary is not binding upon the IRS, and no assurance can be given that IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth herein. In addition, this discussion does not address the tax consequences of these transactions under applicable U.S. federal estate, gift or alternative minimum tax laws, or any U.S. state, local or non-U.S. tax laws.

Each holder of Golden Ocean common shares is urged to consult with its own tax advisors to determine the U.S. federal income tax consequences to it of the Merger, as well as the effects of U.S. state, local and non-U.S. tax laws.

U.S. Holders

Golden Ocean and CMB.TECH intend that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is possible that the IRS may disagree with this position and recharacterize the Merger as a taxable transaction. This discussion assumes that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Subject to the qualifications and limitations described above and below, as a result of the Merger:

•

a U.S. Holder should not recognize gain or loss on the exchange of Golden Ocean common shares for CMB.TECH ordinary shares (except for gain or loss with respect to cash received in lieu of fractional shares);

•

a U.S. Holder’s adjusted tax basis in the CMB.TECH ordinary shares that such holder receives in the Merger should equal to the U.S. Holder’s adjusted tax basis in the Golden Ocean common shares surrendered in the Merger, reduced by the tax basis allocable to any fractional shares of Golden Ocean common stock for which cash is received; and

•	a U.S. Holder’s holding period for the CMB.TECH ordinary shares that such holder receives in the Merger should include the U.S. Holder’s holding period in the Golden Ocean common shares.

If a Holder of Golden Ocean common shares would receive fractional shares in the Merger, such Holder will receive a whole number of CMB.TECH ordinary shares and cash in lieu of fractional shares. A U.S. Holder who receives cash in lieu of a fractional Golden Ocean common share in the Merger will recognize capital gain or loss in an amount equal to the difference between the amount of cash received instead of a fractional share and the U.S. Holder’s tax basis allocable to such fractional share.

A holder of Golden Ocean common shares may be subject to “backup withholding” at a rate of 24% with respect to the amount of cash received in the Merger, unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the requirements of the backup withholding rules. Corporations and Non-U.S. Holders will generally be exempt from backup withholding, but may be required to provide a certification to establish their entitlement to the exemption. Backup withholding does not constitute an additional tax, but is merely an advance payment that may be refunded or credited against a holder’s U.S. federal income tax liability if the required information is supplied to the IRS in a timely manner.

Non-U.S. Holders

As discussed above, Golden Ocean and CMB.TECH intend that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Therefore, a Non-U.S. Holder should not recognize gain or loss on the exchange of Golden Ocean common shares for CMB.TECH ordinary shares. Any gain realized on the receipt of CMB.TECH ordinary shares and cash in lieu of fractional shares in the Merger by a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax unless: (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States, or (ii) in the case of any gain realized by an individual Non-U.S. Holder, such holder is present in the United States for 183 days or more in the taxable year in which the Merger is completed and certain other conditions are met.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, tax-advice to any particular holder of Golden Ocean common shares. This summary does not purport to be a complete analysis or discussion of all potential tax consequences relevant to holders of Golden Ocean common shares. Each holder of Golden Ocean common shares is urged to consult with its own tax advisors to determine the U.S. federal income tax consequences to it of the Merger, as well as the effects of U.S. state, local and non-U.S. tax laws.

Material U.S. Federal Income Tax Considerations with Respect to the Taxation of CMB.TECH and its Operations

United States Federal Income Taxation of Operating Income: In General

CMB.TECH earns and anticipates that it will continue to earn substantially all of its income from the hiring or leasing of vessels for use on a time charter basis, from participation in a pool or from the performance of services directly related to those uses, all of which is referred to as “Shipping Income.”

Unless exempt from United States federal income taxation under the rules of Section 883 of the Code (“Section 883”), as discussed below, CMB.TECH will be subject to United States federal income taxation on its Shipping Income that is treated as derived from sources within the United States, which is referred to as “United States Source Shipping Income.” For United States federal income tax purposes, United States Source Shipping Income includes 50% of Shipping Income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

Shipping Income attributable to transportation exclusively between non-United States ports will be considered to be 100% derived from sources entirely outside the United States. Shipping Income derived from sources outside the United States will not be subject to any United States federal income tax.

Shipping Income attributable to transportation exclusively between United States ports is considered to be 100% derived from United States sources. However, CMB.TECH is not permitted by United States law to engage in the transportation of cargoes that produces 100% United States Source Shipping Income.

Unless exempt from tax under Section 883, our gross United States Source Shipping Income would be subject to a 4% tax imposed without allowance for deductions, as described more fully below.

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 and the Treasury Regulations thereunder, a foreign corporation will be exempt from United States federal income taxation on its United States Source Shipping Income if:

(1)

it is organized in a “qualified foreign country,” which is one that grants an “equivalent exemption” from tax to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883; and

(2)	one of the following tests is met:

(A)

more than 50% of the value of its shares is beneficially owned, directly or indirectly, by “qualified shareholders,” which as defined includes individuals who are “residents” of a qualified foreign country, which is referred to as the “50% Ownership Test”;

(B)	its shares are “primarily and regularly traded on an established securities market” in a qualified foreign country or in the United States, to which is referred to as the “Publicly-Traded Test”; or

(C)	it is a “controlled foreign corporation” and one or more qualified U.S. persons own more than 50% of the total value of all the outstanding stock, to which is referred to as the “CFC Test”.

Belgium, the jurisdiction where CMB.TECH is incorporated, Bermuda, the jurisdiction where Golden Ocean and certain of its vessel-owning subsidiaries are incorporated, and the jurisdictions where CMB.TECH’s other vessel-owning subsidiaries are incorporated have been officially recognized by the IRS as qualified foreign countries that grant the requisite “equivalent exemption” from tax in respect of each category of shipping income that it earns and currently expects to earn in the future. Therefore, CMB.TECH will be exempt from United States federal income taxation with respect to its United States Source Shipping Income if it satisfies either the 50% Ownership Test or the Publicly-Traded Test.

CMB.TECH does not currently anticipate a circumstance under which it would be able to satisfy the 50% Ownership Test and assumes that CMB.TECH will not be able to satisfy the CFC Test. For its 2024 taxable tax year, CMB.TECH intends to take the position that it satisfied the Publicly-Traded Test and CMB.TECH anticipates that it will continue to satisfy the Publicly-Traded Test for future taxable years. However, as discussed below, this is a factual determination made on an annual basis.

Publicly-Traded Test

The Treasury Regulations under Section 883 provide, in pertinent part, that shares of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. CMB.TECH ordinary shares are “primarily traded” on Euronext Brussels for this purpose even though the Shares are also listed and traded on the NYSE.

Under the Treasury Regulations, CMB.TECH ordinary shares will be considered to be “regularly traded” on an established securities market if one or more classes of its stock representing more than 50% of its outstanding stock, by both total combined voting power of all classes of stock entitled to vote and total value, are listed on such market, which is referred as the “Listing Threshold.” Because its ordinary shares are listed on the NYSE, CMB.TECH expects to satisfy the Listing Threshold.

It is further required that with respect to each class of stock relied upon to meet the Listing Threshold, (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year, or the “Trading Frequency Test”; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year, or the “Trading Volume Test.” CMB.TECH currently satisfies and anticipates that it will continue to satisfy the Trading Frequency Test and Trading Volume Test. Even if this were not the case, the Treasury Regulations provide that the Trading Frequency Test and Trading Volume Tests will be deemed satisfied if, as is the case with CMB.TECH ordinary shares, such class of stock is traded on an established securities market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that a class of stock will not be considered to be “regularly traded” on an established securities market for any taxable year during which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of outstanding shares, which is referred as the “5% Override Rule.”

For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of CMB.TECH ordinary shares, or “5% Shareholders,” the Treasury Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC as owning 5% or more of CMB.TECH ordinary shares. The Treasury Regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

In the event that the 5% Override Rule is triggered, the Treasury Regulations provide that the 5% Override Rule will nevertheless not apply if CMB.TECH can establish that within the group of 5% Shareholders, there are sufficient qualified shareholders for purposes of Section 883 to preclude non-qualified shareholders in such group from owning 50% or more of CMB.TECH ordinary shares for more than half the number of days during the taxable year. In order to benefit from this exception to the 5% Override Rule, CMB.TECH must satisfy certain substantiation requirements in regards to the identity of its 5% Shareholders.

CMB.TECH believes that it currently satisfies the Publicly-Traded Test and it intends to take this position on its United States federal income tax return for the 2024 taxable year. However, there are factual circumstances beyond CMB.TECH’s control that could cause it to lose the benefit of the Section 883 exemption. There is no assurance, after the Merger or in any future taxable year, that CMB.TECH will have sufficient qualified 5% Shareholders to preclude nonqualified 5% Shareholders from owning 50% or more of CMB.TECH ordinary shares for more than half the number of days during such taxable year, or that CMB.TECH will be able to satisfy the substantiation requirements in regard to it 5% Shareholders.

United States Federal Income Taxation in Absence of Section 883 Exemption

If CMB.TECH is not exempt from tax under Section 883, CMB.TECH’s gross United States Source Shipping Income generally would be subject to a 4% tax imposed without allowance for deductions, pursuant to Section 887 of the Code (the “4% Gross Basis Tax Regime”), unless such income is “effectively connected” with the conduct of a U.S. trade or business, as described below. Because under the sourcing rules described above, no more than 50% of our shipping income would be treated as being United States source shipping income, the maximum effective rate of United States federal income tax on United States Source Shipping Income would never exceed 2% under the 4% Gross Basis Tax Regime.

To the extent CMB.TECH’s or any of its subsidiaries’ United States Source Shipping Income is considered to be “effectively connected” with the conduct of a United States trade or business, as described below, any such “effectively connected” United States Source Shipping Income, net of applicable deductions, would be subject to United States federal income tax, currently imposed at a rate of 21%. In addition, CMB.TECH or its subsidiaries would generally be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our United States trade or business.

CMB.TECH’s United States Source Shipping Income would be considered “effectively connected” with the conduct of a United States trade or business only if:

•	CMB.TECH has, or is considered to have, a fixed place of business in the United States involved in the earning of United States Source Shipping Income; and

•

substantially all of CMB.TECH or its subsidiaries’ United States Source Shipping Income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

CMB.TECH does not currently have, intend to have, or permit circumstances that would result in having, any vessel sailing to or from the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, it is anticipated that none of our United States source shipping income will be “effectively connected” with the conduct of a United States trade or business.

United States Federal Income Taxation of Gain on Sale of Vessels

If CMB.TECH qualifies for exemption from tax under Section 883 in respect of the shipping income derived from the international operation of its vessels, then gain from the sale of any such vessel should likewise be exempt from United States federal income tax under Section 883. If, however, our shipping income from such vessels does not for whatever reason qualify for exemption under Section 883, then any gain on the sale of a vessel may be treated as effectively connected income (determined under rules different from those discussed above) and subject to the net income and branch profits tax regime described above. To the extent possible, CMB.TECH intends to structure the sales of our vessels so that the gain therefrom is not subject to United States federal income tax. However, there is no assurance CMB.TECH will be able to do so.

Material U.S. Federal Income Tax Considerations with Respect to the Ownership and Disposition of CMB.TECH ordinary shares

U.S. Federal Income Taxation of U.S. Holders

Distributions

Subject to the discussion of passive foreign investment companies (“PFIC(s)”) below, any distributions CMB.TECH makes with respect to its Shares to a U.S. Holder, will generally constitute dividends, to the extent of CMB.TECH’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of CMB.TECH’s earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its CMB.TECH ordinary shares on a dollar-for-dollar basis and thereafter as capital gain. Because CMB.TECH is not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from CMB.TECH. Dividends paid with respect to the CMB.TECH ordinary shares will generally be treated as “passive category income” or, in the case of certain types of U.S. Holders, “general category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends CMB.TECH pays on ordinary shares to a U.S. holder who is an individual, trust or estate, or a “non-corporate U.S. holder,” will generally be treated as “qualified dividend income” that is taxable to such non-corporate U.S. holder at preferential tax rates, provided that (1) CMB.TECH ordinary shares are readily tradable on an established securities market in the U.S. (such as the NYSE, on which CMB.TECH ordinary shares are traded); (2) CMB.TECH is not a PFIC, for the taxable year during which the dividend is paid or the immediately preceding taxable year (which CMB.TECH does not believe it has been, are, or will be); (3) the non-corporate U.S. holder’s holding period of the Shares includes more than 60 days in the 121-day period beginning 60 days before the date on which the shares becomes ex-dividend; and (4) the non-corporate U.S. holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. If CMB.TECH were to be a PFIC, as discussed below, for any year, dividends paid on its Shares in such year or in the following year would not be qualified dividends. A non-corporate U.S. holder will be able to take qualified dividend income into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case, the dividend will be taxed at ordinary income rates. Non-corporate U.S. holders also may be required to pay a 3.8% surtax on all or part of such holder’s “net investment income,” which includes, among other items, dividends on CMB.TECH ordinary shares, subject to certain limitations and exceptions. Prospective investors are encouraged to consult their own tax advisors regarding the effect, if any, of this surtax on their ownership of CMB.TECH ordinary shares.

Amounts taxable as dividends generally will be treated as passive income from sources outside the U.S. However, if  (a) CMB.TECH is 50% or more owned, by vote or value, by U.S. persons and (b) at least 10% of CMB.TECH’s earnings and profits are attributable to sources within the U.S., then for foreign tax credit purposes, a portion of its dividends would be treated as derived from sources within the U.S. With respect to any dividend paid for any taxable year, the U.S. source ratio of our dividends for foreign tax credit purposes would be equal to the portion of CMB.TECH’s earnings and profits from sources within the U.S. for such taxable year divided by the total amount of CMB.TECH’s earnings and profits for such taxable year. The rules related to U.S. foreign tax credits are complex and U.S. holders should consult their tax advisors to determine whether and to what extent a credit would be available.

Special rules may apply to any “extraordinary dividend” - generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder’s adjusted basis (or fair market value in certain circumstances) in a share of CMB.TECH ordinary shares - paid by CMB.TECH. If CMB.TECH pays an “extraordinary dividend” on its common shares that is treated as “qualified dividend income” then any loss derived by a non-corporate U.S. holder from the sale or exchange of such Shares will be treated as long-term capital loss to the extent of such dividend.

Dividends will be generally included in the income of U.S. Holders at the U.S. dollar amount of the dividend (including any non-U.S. taxes withheld therefrom), based upon the exchange rate in effect on the date of the distribution. In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However an individual whose realized foreign exchange gain does not exceed $200 will not recognize that gain, to the extent that there are not expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip or as an expense for the production of income).

Sale, Exchange or other Disposition of CMB.TECH ordinary shares

Assuming CMB.TECH does not constitute a PFIC for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of the CMB.TECH ordinary shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

In the case of any proceeds paid in foreign currency to a U.S. Holder in connection with the sale, exchange or other taxable disposition of the CMB.TECH ordinary shares that is not converted by the recipient into U.S. dollars on the settlement date (in the case of a cash method taxpayer or an accrual method taxpayer that elects to use the settlement date) or trade date (in the case of an accrual method taxpayer), a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the settlement date or trade date, respectively. Any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized foreign exchange gain does not exceed $200 will not recognize that gain, to the extent that there are not expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip or as an expense for the production of income).

Passive Foreign Investment Company Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for U.S. federal income tax purposes. In general, a foreign corporation will be treated as a PFIC with respect to a U.S. shareholder in such foreign corporation, if, for any taxable year in which such shareholder holds stock in such foreign corporation, either:

•

at least 75% of the corporation’s gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether a foreign corporation is a PFIC, it will be treated as earning and owning its proportionate share of the income and assets, respectively, of any of its subsidiaries that have made special U.S. tax elections to be disregarded as separate entities as well as any of its subsidiary corporations in which it owns at least 25% of the value of the subsidiary’s stock. If CMB.TECH is treated as a PFIC, then a U.S. person would be treated as indirectly owning shares of its foreign corporate subsidiaries for purposes of the PFIC rules.

Income that a foreign corporation earns in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless the foreign corporation is treated under specific rules as deriving its rental income in the active conduct of a trade or business.

Based on CMB.TECH’s and Golden Ocean’s existing operations and CMB.TECH’s view that income from time and spot chartered vessels is services income rather than rental income, CMB.TECH intends to take the position that it is not currently, and has never been, a PFIC with respect to any taxable year. Although CMB.TECH intends to conduct its affairs in the future in a manner to avoid being classified as a PFIC, CMB.TECH cannot assure you that the nature of its operations will not change in the future.

As discussed more fully below, if CMB.TECH were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat CMB.TECH as a “Qualified Electing Fund,” which election CMB.TECH refers to as a “QEF election,” or makes a Market-to-Market election, both of which are described below. In addition, if CMB.TECH were to be treated as a PFIC for any taxable year, a U.S. Holder would be required to file an annual report with the IRS for that year with respect to such holder’s CMB.TECH ordinary shares.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder is referred to as an “Electing Holder,” the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of CMB.TECH ordinary earnings and net capital gain, if any, for CMB.TECH’s taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from CMB.TECH by the Electing Holder. The Electing Holder’s adjusted tax basis in his CMB.TECH ordinary shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in his CMB.TECH ordinary shares and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of CMB.TECH ordinary shares. A U.S. Holder would make a QEF election with respect to any year that CMB.TECH is a PFIC by filing IRS Form 8621 with his U.S. federal income tax return. If CMB.TECH was aware that it was to be treated as a PFIC for any taxable year, CMB.TECH would, if possible, provide each U.S. Holder with all necessary information in order to make the QEF election described above. It should be noted that CMB.TECH may not be able to provide such information if it did not become aware of its status as a PFIC in a timely manner.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if CMB.TECH were to be treated as a PFIC for any taxable year and the CMB.TECH ordinary shares, as anticipated, are treated as “marketable stock,” a U.S. Holder would be allowed to make a Mark-to-Market election with respect to the CMB.TECH ordinary shares. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year that CMB.TECH is a PFIC the excess, if any, of the fair market value of the CMB.TECH ordinary shares at the end of each taxable year over such holder’s adjusted tax basis in the CMB.TECH ordinary shares. The U.S. Holder would also be permitted an ordinary loss for each such taxable year in respect of the excess, if any, of the U.S. Holder’s taxable basis in the CMB.TECH ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the Mark-to-Market election. A U.S. Holder’s tax basis in the CMB.TECH ordinary shares would be adjusted to reflect any such income or loss amount. In any taxable year that CMB.TECH is a PFIC, gain realized on the sale, exchange or other disposition of the CMB.TECH ordinary shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the CMB.TECH ordinary shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income of the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if CMB.TECH was to be treated as a PFIC for any taxable year, a U.S. Holder that does not make a QEF or Mark-to-Market election for that year, whom CMB.TECH refers to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the CMB.TECH ordinary shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the CMB.TECH ordinary shares) and (2) any gain realized on the sale, exchange or other disposition of the CMB.TECH ordinary shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for his CMB.TECH ordinary shares;

•	the amount allocated to the current taxable year and any taxable year before CMB.TECH became a PFIC would be taxed as ordinary income; and

•

the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of CMB.TECH ordinary shares. If a Non-Electing Holder who is an individual dies while owning CMB.TECH ordinary shares, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock.

U.S. Federal Income Taxation of Non-U.S. Holders

Non-U.S. holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from CMB.TECH on its Shares unless the income is effectively connected income (and, if an applicable income tax treaty so provides, the dividends are attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.).

Non-U.S. holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of CMB.TECH ordinary shares, unless either:

•	the gain is effectively connected income (and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.); or

•

the non-U.S. holder is an individual who is present in the U.S. for 183 days or more during the taxable year of disposition and certain other conditions are met, in which case such gain (net of certain U.S. source losses) generally will be taxed at a 30% rate (unless an applicable income tax treaty provides otherwise).

Effectively connected income (or, if an income tax treaty applies, income attributable to a permanent establishment maintained in the U.S.) generally will be subject to regular U.S. federal income tax in the same manner as discussed in the section above relating to the taxation of U.S. holders. In addition, earnings and profits of a corporate non-U.S. holder that are attributable to such income, as determined after allowance for certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Non-U.S. holders may be subject to tax in jurisdictions other than the United States on dividends received from CMB.TECH on its Shares and on any gain realized upon the sale, exchange or other disposition of Shares.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to a U.S. Holder will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if paid to a non-corporate U.S. Holder that:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that he or she has failed to report all interest or dividends required to be shown on his federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Backup withholding tax is not an additional tax. Rather, a taxpayer generally may obtain a refund of any amounts withheld under backup withholding rules that exceed the taxpayer’s income tax liability by filing a refund claim with the IRS.

Non U.S. Material Tax Considerations

Belgian Tax Considerations

In the opinion of Argo Law, CMB.TECH’s Belgian counsel, the following are the material Belgian federal income tax considerations relevant to the Merger and the ownership and disposal of CMB.TECH ordinary shares.

This summary is based on laws, treaties and regulatory interpretations in effect in Belgium on the date of this proxy statement/prospectus, all of which are subject to change, including changes that could have retroactive effect. Investors should appreciate that, as a result of changes in law or practice, the eventual tax consequences may be different from what is stated below.

This summary does not purport to address all tax consequences of an investment in the CMB.TECH ordinary shares, and does not take into account the specific circumstances of particular investors, some of which may be subject to special rules, or the tax laws of any country other than Belgium. This summary does not describe the tax treatment of investors that are subject to special rules, such as banks, insurance companies, collective investment undertakings, dealers in securities or currencies, persons that hold, or will hold, CMB.TECH ordinary shares as a position in a straddle, share-repurchase transaction, conversion transactions, synthetic security or other integrated financial transactions. This summary does not address the tax regime applicable to shares held by Belgian tax residents through a fixed basis or a permanent establishment situated outside Belgium. This summary does not principally address the local taxes that may be due in connection with an investment in the CMB.TECH ordinary shares, other than Belgian local surcharges which generally vary from 0% to 9% of the investor’s income tax liability.

For purposes of this summary, a Belgian resident is:

•

an individual subject to Belgian personal income tax, i.e., an individual who is domiciled in Belgium or has his seat of wealth in Belgium or a person assimilated to a resident for purposes of Belgian tax law;

•

a company (as defined by Belgian tax law) subject to Belgian corporate income tax, i.e., a corporate entity that has its main establishment, its administrative seat or seat of management in Belgium and that is not excluded from the scope of the Belgian corporate income tax;

•	an Organization for Financing Pensions subject to Belgian corporate income tax, i.e., a Belgian pension fund incorporated under the form of an Organization for Financing Pensions; or

•

a legal entity subject to Belgian income tax on legal entities, i.e., a legal entity other than a company subject to Belgian corporate income tax, that has its main establishment, its administrative seat or seat of management in Belgium.

A non-resident is any person that is not a Belgian resident.

Investors should note that the Belgian government has recently announced a tax reform. As of the date of this proxy statement/prospectus, no draft legislation has been officially published. Nevertheless, the potential impact of the proposed reform has been taken into account in the general description below.

Investors should consult their own advisers regarding the tax consequences of an investment in the CMB.TECH ordinary shares in the light of their particular circumstances, including the effect of any state, local or other national laws.

Belgian Taxation of dividends on CMB.TECH ordinary shares

For Belgian income tax purposes, the gross amount of all benefits paid on or attributed to the CMB.TECH ordinary shares is generally treated as a dividend distribution.

By way of exception, the repayment of capital of CMB.TECH carried out in accordance with the BCCA is deemed to be paid out on a pro rata basis of the fiscal capital and certain reserves (i.e. and in the following order: the taxed reserves incorporated in the statutory capital, the taxed reserves not incorporated in the statutory capital and the tax-exempt reserves incorporated in the statutory capital). Only the part of the capital reduction that is deemed to be paid out of the fiscal capital may, subject to certain conditions, for Belgian withholding tax purposes, not be considered as a dividend distribution. This fiscal capital includes, in principle, the actual paid-up statutory share capital and, subject to certain conditions, the paid-up issue premiums.

A Belgian withholding tax of 30% is normally levied on dividends, subject to such relief as may be available under applicable domestic or double tax treaty provisions.

If CMB.TECH redeems its own ordinary shares, the redemption distribution gain (i.e., the redemption proceeds after deduction of the portion of fiscal capital represented by the redeemed ordinary shares) will, in principle, be treated as a dividend subject to a Belgian withholding tax of 30%, subject to such relief as may be available under applicable domestic or tax treaty provisions. No Belgian withholding tax will be triggered if such redemption is carried out on a stock exchange and meets certain conditions.

In case of liquidation of CMB.TECH, the liquidation gain (i.e., the amount distributed in excess of the fiscal capital) will in principle be subject to Belgian withholding tax at a rate of 30%, subject to such relief as may be available under applicable domestic or tax treaty provisions.

As mentioned above any dividends or other distributions made by CMB.TECH to shareholders owning CMB.TECH ordinary shares will, in principle, be subject to withholding tax in Belgium at a rate of 30%, except for shareholders which qualify for an exemption of withholding tax such as, among others, qualifying pension funds or a company qualifying as a parent company in the sense of the Council Directive 2011/96/EU dated November 30, 2011 (the “Parent-Subsidiary Directive”), or that qualify for a lower withholding tax rate or an exemption by virtue of a tax treaty. Various conditions may apply and shareholders residing in countries other than Belgium are advised to consult their advisers regarding the tax consequences of dividends or other distributions made by CMB.TECH. CMB.TECH ordinary shareholders residing in countries other than Belgium may not be able to credit the amount of such withholding tax to any tax due on such dividends or other distributions in any other country than Belgium. As a result, such shareholders may be subject to double taxation in respect of such dividends or other distributions.

Belgium and the United States have concluded a double tax treaty concerning the avoidance of double taxation. The U.S.-Belgium Tax Treaty reduces the applicability of Belgian withholding tax to 15%, 5% or 0% for U.S. taxpayers, provided that the U.S. taxpayer meets the limitation of benefits conditions imposed by the U.S.-Belgium Tax Treaty. The Belgian withholding tax is generally reduced to 15% under the U.S.-Belgium Tax Treaty. The 5% withholding tax applies in case where the U.S. shareholder is a company which holds at least 10% of the ordinary shares in the company. A 0% Belgian withholding tax applies when the shareholder is a U.S. company which has held, at least 10% of the ordinary shares in the company for at least 12 months ending on the date the dividend is declared, or is, subject to certain conditions, a U.S. pension fund. U.S. shareholders are encouraged to consult their own tax advisers to determine whether they can invoke the benefits and meet the limitation of benefits conditions as imposed by the U.S.-Belgium Tax Treaty.

Belgian resident individuals

For Belgian resident individuals who acquire and hold the CMB.TECH ordinary shares as a private investment, the Belgian dividend withholding tax fully discharges their personal income tax liability. They may nevertheless elect to report (the gross amount of) the dividends in their personal income tax return. Where such individual opts to report them, dividends will normally be taxable at the lower of the generally applicable 30% withholding tax rate on dividends or at the progressive personal income tax rates applicable to the taxpayer’s overall declared income (local surcharges will not apply). In addition, if the dividends are reported, the Belgian dividend withholding tax levied at source may be credited against the personal income tax due and is reimbursable to the extent that it exceeds the final personal income tax liability by at least EUR 2.50, provided that the dividend distribution does not result in a reduction in value of or a capital loss on the ordinary shares The latter condition is not applicable if the individual can demonstrate that he has held the ordinary shares in full legal ownership for an uninterrupted period of twelve months prior to the attribution of the dividends.

An exemption from personal income tax could in principle be claimed by Belgian resident individuals in their personal income tax return for a first tranche of dividend income up to the amount of EUR 859 (amount applicable for income year 2025), subject to certain formalities. For the avoidance of doubt, all reported dividends (hence, not only dividends distributed on the CMB.TECH ordinary shares) are taken into account to assess whether said maximum amount is reached.

For Belgian resident individuals who acquire and hold the CMB.TECH ordinary shares for professional purposes, the Belgian withholding tax does not fully discharge their income tax liability. Dividends received must be reported by the investor and will, in such cases, be taxable at the investor’s personal income tax rate increased with local surcharges. The Belgian dividend withholding tax withheld at source may be credited against the personal income tax due and is reimbursable to the extent that it exceeds the income tax due, subject to two conditions: (1) the taxpayer must own the CMB.TECH ordinary shares in full legal ownership at the time the dividends are paid or attributed; and (2) the dividend distribution may not result in a reduction in value of or a capital loss on the CMB.TECH ordinary shares. The latter condition is not applicable if the investor can demonstrate that (i) he has held the CMB.TECH ordinary shares in full legal ownership for an uninterrupted period of 12 months prior to the attribution of the dividends, or (ii) during that period, the CMB.TECH ordinary shares have never been held in full legal ownership at any point in time by a taxpayer other than a) a company subject to Belgian corporate tax or b) a non-resident company having, in an uninterrupted manner, invested the CMB.TECH ordinary shares in a Belgian establishment.

Belgian resident companies

Corporate income tax

For Belgian resident companies, the dividend withholding tax does not fully discharge the corporate income tax liability. For such companies, the gross dividend income (including the Belgian withholding tax) must be declared in the corporate income tax return and will be subject to a corporate income tax rate of 25%. Subject to certain conditions, a reduced corporate income tax rate of 20% applies for small enterprises (as defined by article 1:24 §1 to §6 of the first EUR 100,000 of taxable profits.

Any Belgian dividend withholding tax levied at source may be credited against the corporate income tax due and is reimbursable to the extent that it exceeds the corporate income tax due, subject to two conditions: (1) the taxpayer must own the CMB.TECH ordinary shares in full legal ownership at the time the beneficiaries are identified; and (2) the dividend distribution may not result in a reduction in value of or a capital loss on the CMB.TECH ordinary shares. The latter condition is not applicable if the investor can demonstrate that (i) he has held the CMB.TECH ordinary shares in full legal ownership for an uninterrupted period of 12 months prior to the attribution of the dividends, or (ii) during that period, the CMB.TECH ordinary shares have never been held in full legal ownership at any point in time by a taxpayer other than a) a company subject to Belgian corporate tax or b) a non-resident company having, in an uninterrupted manner, invested the CMB.TECH ordinary shares in a Belgian establishment.

If the corporate purpose of the beneficiary solely or mainly consists in managing and investing funds collected in order to pay legal or complementary pensions, the Belgian dividend withholding tax levied at source may be credited against the corporate income tax due and is reimbursable to the extent that it exceeds the corporate income tax due, provided that the taxpayer has held the ordinary shares in full legal ownership for an uninterrupted period of sixty days. This condition is not applicable if the taxpayer can demonstrate that the dividends are not connected to an arrangement or a series of arrangements (“rechtshandeling of geheel van rechtshandelingen”/“acte juridique ou un ensemble d’actes juridiques”) which is not genuine (“kunstmatig”/“non authentique”) and has been put in place for the main purpose or one of the main purposes of obtaining a tax credit of the Belgian dividend withholding tax.

As a general rule, Belgian resident companies can (subject to certain limitations) deduct 100% of gross dividends received from their taxable income (“dividend received deduction”), provided that at the time of a dividend payment or attribution: (1) the Belgian resident company holds the CMB.TECH ordinary shares representing at least 10% of the share capital of CMB.TECH or a participation in CMB.TECH with an acquisition value of at least EUR 2.5 million, (2) the CMB.TECH ordinary shares have been held or will be held in full ownership for an uninterrupted period of at least one year, (3) the conditions relating to the taxation of the underlying distributed income, as described in article 203 of the Income Tax Code (the “article 203 ITC Taxation Condition”) are met, and (4) the anti-abuse provision is not applicable (together, the “Conditions for the application of the dividend received deduction regime”). Under certain circumstances the conditions referred to under (1) and (2) do not need to be fulfilled in order for the dividend received deduction to apply.

The Conditions for the application of the dividend received deduction regime depend on a factual analysis, upon each dividend distribution, and for this reason the availability of this regime should be verified upon each dividend distribution. Please note that the Belgian government has announced a draft program law as part of the so-called “Easter Agreement” tax reform, which includes proposed amendments to the Dividend Received Deduction regime. Under the proposed reform, companies that do not qualify as small enterprises and that hold a participation in CMB.TECH of less than 10%, but with an acquisition value of at least EUR 2.5 million, would only be entitled to apply the Dividend Received Deduction regime to such participation if it is classified as a financial fixed asset. These changes are expected to enter into force as from assessment year 2026. As of the date of this proxy statement/prospectus, no (draft) legislation implementing this reform has been officially published.

Belgian withholding tax

Dividends distributed to a Belgian resident company will be exempt from Belgian withholding tax provided that the Belgian resident company holds, upon payment or attribution of the dividends, at least 10% of the share capital of CMB.TECH and such minimum participation is held or will be held during an uninterrupted period of at least one year.

In order to benefit from this exemption, the Belgian resident company must provide CMB.TECH or its paying agent at the latest upon the attribution or the payment of the dividend with a certificate confirming its qualifying status and the fact that it meets the required conditions. If the Belgian resident company holds the required minimum participation for less than one year, at the time the dividends are paid on or attributed to the CMB.TECH ordinary shares, CMB.TECH will levy the Belgian withholding tax but will not transfer it to the Belgian Treasury provided that the Belgian resident company certifies its qualifying status, the date from which it has held such minimum participation, and its commitment to hold the minimum participation for an uninterrupted period of at least one year.

The Belgian resident company must also inform CMB.TECH or its paying agent if the one-year period has expired or if its shareholding will drop below 10% of the share capital of CMB.TECH before the end of the one-year holding period. Upon satisfying the one-year shareholding requirement, the dividend withholding tax which was temporarily withheld, will be refunded to the Belgian resident company.

Please note that the above described dividend received deduction regime and the withholding tax exemption will not be applicable to dividends which are connected to an arrangement or a series of arrangements (“rechtshandeling of geheel van rechtshandelingen”/“acte juridique ou un ensemble d’actes juridiques”) for which the Belgian tax administration, taking into account all relevant facts and circumstances, has proven, unless evidence to the contrary, that this arrangement or this series of arrangements is not genuine (“kunstmatig”/“non authentique”) and has been put in place for the main purpose or one of the main purposes of obtaining the dividend received deduction, the above dividend withholding tax exemption or one of the advantages of the Parent-Subsidiary Directive in another EU Member State. An arrangement or a series of arrangements is regarded as not genuine to the extent that they are not put into place for valid commercial reasons which reflect economic reality.

Belgian resident organizations for financing pensions

For organizations for financing pensions (“OFPs”), i.e., Belgian pension funds incorporated under the form of an OFP (organismen voor de financiering van pensioenen/organismes de financement de pensions) within the meaning of article 8 of the Belgian Act of October 27, 2006, the dividend income is generally tax exempt.

Subject to certain limitations, any Belgian dividend withholding tax levied at source may be credited against the corporate income tax due and is reimbursable to the extent that it exceeds the corporate income tax due.

Belgian (or foreign) OFPs not holding the CMB.TECH ordinary shares – which give rise to dividends – for an uninterrupted period of 60 days in full ownership amounts to a rebuttable presumption that the arrangement or series of arrangements (“acte juridique ou un ensemble d’actes juridiques”/ “rechtshandeling of geheel van rechtshandelingen”) which are connected to the dividend distributions, are not genuine (“non authentique”/“kunstmatig”). The withholding tax exemption will in such case not apply and/or any Belgian dividend withholding tax levied at source on the dividends will in such case not be credited against the corporate income tax, unless counterproof is provided by the OFP that the arrangement or series of arrangements are genuine.

Other Belgian resident legal entities subject to Belgian legal entities tax

For taxpayers subject to the Belgian income tax on legal entities, the Belgian dividend withholding tax in principle fully discharges their income tax liability.

Non-resident individuals or non-resident companies

Non-resident income tax

For non-resident individuals and companies, the Belgian dividend withholding tax will be the only tax on dividends in Belgium, unless the non-resident holds the CMB.TECH ordinary shares in connection with a business conducted in Belgium through a fixed base in Belgium or a Belgian permanent establishment.

If a non-resident acquires the CMB.TECH ordinary shares in connection with a fixed base or permanent establishment business in Belgium, the investor must report any dividends received, which will be taxable at the applicable non-resident personal or corporate income tax rate, as appropriate. Belgian dividend withholding tax levied at source may be credited against non-resident personal or corporate income tax and is reimbursable to the extent that it exceeds the income tax due, subject to two conditions: (1) the taxpayer must own the CMB.TECH ordinary shares in full legal ownership at the time the dividends are paid or attributed and (2) the dividend distribution may not result in a reduction in value of or a capital loss on the CMB.TECH ordinary shares. The latter condition is not applicable if the non-resident individual or the non-resident company can demonstrate (i) that he has held the CMB.TECH ordinary shares in full legal ownership for an uninterrupted period of 12 months prior to the attribution of the dividends or (ii) that, during that period, the CMB.TECH ordinary shares have never been held in full legal ownership at any point in time by a taxpayer other than a) a company subject to Belgian corporate tax or b) a non-resident company having, in an uninterrupted manner, invested the CMB.TECH ordinary shares in a Belgian permanent establishment.

Non-resident companies whose CMB.TECH ordinary shares are invested in a Belgian permanent establishment may deduct 100% of the gross dividends received from their taxable income if, at the date the dividends are paid or attributed, the Conditions for the application of the dividend received deduction regime are met. Application of the dividend received deduction regime depends, however, on a factual analysis to be made upon each distribution and its availability should be verified upon each dividend distribution.

Dividends paid or attributed to Belgian non-resident individuals who do not use the CMB.TECH ordinary shares in the exercise of a professional activity may be eligible for the tax exemption with respect to ordinary dividends in an amount of up to EUR 859 (amount applicable for income year 2025) per year. For the avoidance of doubt, all dividends paid or attributed to such non-resident individual (and hence not only dividends paid or attributed on the CMB.TECH ordinary shares) are taken into account to assess whether the maximum amount is reached. Consequently, if Belgian withholding tax has been levied on dividends paid or attributed to the CMB.TECH ordinary shares, such non-resident individual may request in its Belgian non-resident income tax return that any Belgian withholding tax levied is credited and, as the case may be, reimbursed. However, if no Belgian non-resident income tax return must be filed by the non-resident individual, any Belgian withholding tax levied could in principle be reclaimed by filing a certified, dated and signed written request addressed to the tax official of the Centre for Foreign Taxpayers (“Centrum Buitenland”/“Centre Etrangers”). Such a request must be filed no later than December 31 of the calendar year following the calendar year in which the relevant dividend(s) have been received, together with an affidavit confirming the non-resident individual status and certain supporting documents as determined in the Royal Decree of 28 April 2019.

Belgian dividend withholding tax relief for non-residents

Under Belgian tax law, withholding tax is not due on dividends paid to a foreign pension fund which satisfies the following conditions: (i) it is a non-resident saver in the meaning of article 227, 3° of the Belgian Income Tax Code (“ITC”) which implies that it has separate legal personality and fiscal residence outside of Belgium, (ii) whose corporate purpose consists solely in managing and investing funds collected in order to pay legal or complementary pensions, (iii) whose activity is limited to the investment of funds collected in the exercise of its statutory mission, without any profit making aim, (iv) which is exempt from income tax in its country of residence, and (v) except in specific circumstances, provided that it is not contractually obligated to redistribute the dividends to any ultimate beneficiary of such dividends for whom it would manage the CMB.TECH ordinary shares, nor obligated to pay a manufactured dividend with respect to the CMB.TECH ordinary shares under a securities borrowing transaction. The exemption will only apply if the foreign pension fund provides a certificate confirming that it is the full legal owner or usufruct holder of the CMB.TECH ordinary shares and that the above conditions are satisfied. The foreign pension fund must then forward that certificate to CMB.TECH or its paying agent.

Dividends distributed to non-resident qualifying parent companies established in a member state of the EU or in a country with which Belgium has concluded a double tax treaty that includes a qualifying exchange of information clause, will, under certain conditions, be exempt from Belgian withholding tax provided that the CMB.TECH ordinary shares held by the non-resident company, upon payment or attribution of the dividends, amount to at least 10% of the share capital of CMB.TECH and such minimum participation is held or will be held during an uninterrupted period of at least one year.

A non-resident company qualifies as a parent company provided that (i) for companies established in a Member State of the EU, it has a legal form as listed in the annex to the EU Parent-Subsidiary Directive, as amended by Directive 2003/123/EC of December 22, 2003, or, for companies established in a country with which Belgium has concluded a qualifying double tax treaty, it has a legal form similar to the ones listed in such annex; (ii) it is considered to be a tax resident according to the tax laws of the country where it is established and the double tax treaties concluded between such country and third countries (provided that, as regards the companies governed by Belgian law, the reference to a “besloten vennootschap met beperkte aansprakelijkheid”/“société privée à responsabilité limitée”, a “coöperatieve vennootschap met onbeperkte aansprakelijkheid”/“société cooperative à

responsabilité illimitée” and a “gewone commanditaire vennootschap”/“société en commandite simple” should also be understood as a reference to the “besloten vennootschap”/“société à responsabilité limitée”, the “coöperatieve vennootschap”/“société cooperative”, and the “commanditaire vennootschap”/“société en commandite” respectively); and (iii) it is subject to corporate income tax or a similar tax without benefiting from a tax regime that derogates from the ordinary tax regime. CMB.TECH should also meet the aforementioned conditions in order for the exemption to be applicable.

In order to benefit from this exemption, the non-resident company must provide CMB.TECH or its paying agent at the latest upon the attribution of the dividends with a certificate confirming its qualifying status and the fact that it meets the three abovementioned conditions.

If the non-resident company holds a minimum participation for less than one year at the time the dividends are paid on or attributed to the CMB.TECH ordinary shares, CMB.TECH must deduct the withholding tax but does not need to transfer it to the Belgian Treasury provided that the non-resident company provides CMB.TECH or its paying agent with a certificate confirming, in addition to its qualifying status, the date as of which it has held the CMB.TECH ordinary shares, and its commitment to hold the CMB.TECH ordinary shares for an uninterrupted period of at least one year. The non-resident company must also inform CMB.TECH or its paying agent when the one-year period has expired or if its shareholding drops below 10% of CMB.TECH’s share capital before the end of the one-year holding period. Upon satisfying the one-year shareholding requirement, the deducted dividend withholding tax which was temporarily withheld, will be refunded to the non-resident company.

Please note that the above withholding tax exemption will not be applicable to dividends which are connected to an arrangement or a series of arrangements (“rechtshandeling of geheel van rechtshandelingen”/“acte juridique ou un ensemble d’actes juridiques”) for which the Belgian tax administration, taking into account all relevant facts and circumstances, has proven, unless there is evidence to the contrary, that this arrangement or this series of arrangements is not genuine (“kunstmatig”/“non authentique”) and has been put in place for the main purpose or one of the main purposes of obtaining the dividend received deduction, the above dividend withholding tax exemption or one of the advantages of the “Parent-Subsidiary Directive” in another EU Member State. An arrangement or a series of arrangements is regarded as not genuine to the extent that they are not put into place for valid commercial reasons which reflect economic reality.

Dividends that a Belgian company distributes to non-resident companies on a shareholding of less than 10% will under certain conditions be subject to an exemption from withholding tax, provided that the non-resident companies (i) are either established in another Member State of the EEA or in a country with which Belgium has concluded a double tax treaty, where that treaty, or any other treaty concluded between Belgium and that jurisdiction, includes a qualifying exchange of information clause which is necessary to give effect to the provisions of the domestic laws of the contracting states; (ii) have a legal form as listed in Annex I, Part A to the Parent-Subsidiary Directive as amended from time to time, or a legal form similar to the legal forms listed in the aforementioned annex and which is governed by the laws of another Member State of the EEA or a similar legal form in a country with which Belgium has concluded a double tax treaty; (iii) hold a share participation in the Belgian dividend distributing company, upon payment or attribution of the dividends, of less than 10% of CMB.TECH’s share capital but with an acquisition value of at least EUR 2.5 million; (iv) hold or will hold CMB.TECH ordinary shares which give rise to the dividends in full legal ownership during an uninterrupted period of at least one year; and (v) are subject to the corporate income tax or a tax regime similar to the corporate income tax without benefiting from a tax regime which deviates from the ordinary regime. The exemption from withholding tax is only applied to the extent that the Belgian withholding tax which would be applicable absent the exemption could not be credited nor reimbursed at the level of the qualifying, dividend receiving, company.

The non-resident company must provide CMB.TECH or its paying agent with a certificate confirming, in addition to its full name, legal form, address and fiscal identification number (if applicable), its qualifying status and the fact that it meets the required conditions mentioned under (i) to (v) above, and indicating to which extent the withholding tax which would be applicable absent the exemption is in principle creditable or reimbursable on the basis of the law as applicable on 31 December of the year preceding the year during which the dividend is paid or attributed.

Please note that the draft program law as announced by the Belgian government as part of the so-called “Easter Agreement” tax reform includes amendments to aforementioned condition mentioned under (iii) above. Under the proposed reform, non-resident companies that do not qualify as small enterprises (in an equivalent manner as defined by article 1:24, §1 to §6 of the BCCA) and that hold a participation in CMB.TECH of less than 10%, but with an acquisition value of at least EUR 2.5 million, would only be entitled to apply the above withholding tax exemption if the participation in CMB.TECH is classified as a financial fixed asset. These changes are expected to enter into force with respect to dividends paid or attributed as from July 1, 2025.

Belgian dividend withholding tax is subject to such relief as may be available under applicable double tax treaty provisions. Belgium has concluded double tax treaties with more than 95 countries, reducing the dividend withholding tax rate to 20%, 15%, 10%, 5% or 0% for residents of those countries, depending on conditions, among others, related to the size of the shareholding and certain identification formalities. Such reduction may be obtained either directly at source or through a refund of taxes withheld in excess of the applicable tax treaty rate. The U.S. – Belgium Tax Treaty provides for a reduced withholding tax or a withholding tax exemption, if certain conditions are met (see above). A claim for reimbursement of amounts withheld in excess of the rate defined by the double tax treaty (Form 276 Div-Aut) can be filed with KMO Centrum Specifieke Materies – Team 6 by mail at Kruidtuinlaan 50, mailbox 3429, 1000 Brussels, Belgium or by email at foreigners.team6@minfin.fed.be.

Prospective holders should consult their own tax advisors to determine whether they qualify for a reduction in withholding tax upon payment or attribution of dividends, and, if so, to understand the procedural requirements for obtaining a reduced withholding tax upon the payment of dividends or for making claims for reimbursement.

Belgian Taxation of capital gains and losses on CMB.TECH ordinary shares

Belgian resident individuals

In principle, Belgian resident individuals acquiring the CMB.TECH ordinary shares as a private investment should not be subject to Belgian capital gains tax on a later disposal of the CMB.TECH ordinary shares and capital losses will not be tax deductible. Please note that the Belgian government has recently announced its intention to introduce a 10% capital gains tax, referred to as a “solidarity contribution” on future realized gains from financial assets (including CMB.TECH ordinary shares). As of the date of this proxy statement/prospectus, no draft legislation has been published, and the specific modalities of the proposed tax remain unclear.

However, capital gains realized by a Belgian resident individual are taxable at 33% (plus local surcharges) if the capital gain on the CMB.TECH ordinary shares is deemed to be realized outside the scope of the normal management of its private estate. Capital losses are, however, not tax deductible. Moreover, capital gains realized by Belgian resident individuals on the disposal of the CMB.TECH ordinary shares to a non-resident company (or body constituted in a similar legal form), to a foreign state (or one of its political subdivisions or local authorities) or to a non-resident legal entity, established outside the European Economic Area, are in principle taxable at a rate of 16.5% (plus local surcharges) if, at any time during the five years preceding the sale, the Belgian resident individual has owned, directly or indirectly, alone or with his/her spouse or with certain relatives, a substantial shareholding in CMB.TECH (i.e., a shareholding of more than 25% in CMB.TECH). Capital losses arising from such transactions are, however, not tax deductible in such event.

Belgian resident individuals who hold CMB.TECH ordinary shares for professional purposes are taxable at the ordinary progressive personal income tax rates (plus local surcharges) on any capital gains realized upon the disposal of the CMB.TECH ordinary shares, except for the CMB.TECH ordinary shares held for more than five years, which are taxable at a separate rate of, in principle, 10% (capital gains realized in framework of cessation of activities in certain circumstances) or 16.5% (other occasions), both plus local surcharges. Capital losses on the CMB.TECH ordinary shares incurred by Belgian resident individuals who hold the CMB.TECH ordinary shares for professional purposes are in principle tax deductible.

Gains realized by Belgian resident individuals upon the redemption of the CMB.TECH ordinary shares or upon the liquidation of CMB.TECH are generally taxable as a dividend (see above). In the case of a redemption of the CMB.TECH ordinary shares followed by their annulment, the redemption distribution (after deduction of the part of the fiscal capital represented by the redeemed CMB.TECH ordinary shares) will be treated as a dividend subject to a Belgian withholding tax of 30%, subject to such relief as may be available under applicable domestic or tax treaty provisions. No withholding tax will be triggered if this redemption is carried out on a stock exchange and meets certain conditions.

In case of liquidation of CMB.TECH, any amounts distributed in excess of the fiscal capital will in principle be subject to a 30% withholding tax, subject to such relief as may be available under applicable domestic or treaty provisions.

Belgian resident companies

Belgian resident companies are not subject to Belgian capital gains taxation on gains realized upon the disposal of the CMB.TECH ordinary shares provided that the conditions for the application of the dividend received deduction regime are met.

If one or more of the conditions for the application of the dividend received deduction regime would not be met, any capital gain realized would be taxable at the standard corporate income tax rate of 25% (or, if applicable, at the reduced rate of 20% for small enterprises, as defined by article 1:24, §1 to §6 BCCA).

Capital gains realized by Belgian resident companies in case of redemption of CMB.TECH ordinary shares or in case of liquidation of CMB.TECH will, in principle, be subject to the same taxation regime as dividends (see above).

Capital losses on the CMB.TECH ordinary shares incurred by Belgian resident companies are as a general rule not tax deductible.

CMB.TECH ordinary shares held in the trading portfolios of qualifying credit institutions, investment enterprises and management companies of collective investment undertakings are subject to a different regime. The capital gains realized by these investors will be subject to corporate income tax at the general rates, and capital losses are tax deductible. Internal transfers to and from the trading portfolio are assimilated to a realization.

Capital gains realized by Belgian resident companies in case of redemption of the CMB.TECH ordinary shares or in case of liquidation of CMB.TECH will, in principle, be subject to the same taxation regime as dividends.

Belgian resident organizations for financing pensions

OFPs are, in principle, not subject to Belgian corporate income tax on capital gains realized upon the disposal of the CMB.TECH ordinary shares, and capital losses are not tax deductible.

Other Belgian resident legal entities subject to Belgian legal entities tax

Belgian resident legal entities subject to the legal entities income tax are, in principle, not subject to Belgian capital gains taxation on the disposal of the CMB.TECH ordinary shares. Capital losses on CMB.TECH ordinary shares incurred by Belgian resident legal entities are not tax deductible.

Capital gains realized upon disposal of  (part of) a substantial participation in a Belgian company (i.e., a participation representing more than 25% of the share capital of CMB.TECH at any time during the last five years prior to the disposal) may, however, under certain circumstances be subject to income tax in Belgium at a rate of 16.5%.

Capital gains realized by Belgian resident legal entities in case of redemption of the CMB.TECH ordinary shares or in case of liquidation of CMB.TECH will, in principle, be subject to the same taxation regime as dividends.

Non-resident individuals

Capital gains realized on the CMB.TECH ordinary shares by a non-resident individual that has not held the CMB.TECH ordinary shares in connection with a business conducted in Belgium through a fixed base in Belgium are in principle not subject to taxation, unless in the following cases if such capital gains are obtained or received in Belgium:

•

the gains are deemed to be realized outside the scope of the normal management of the individual’s private estate. In such case, the capital gains have to be reported in a non-resident tax return for the income year during which the gain has been realized and may be taxable in Belgium; or

•

the gains originate from the disposal of (part of) a substantial participation in a Belgian company (being a participation representing, directly or indirectly, alone or with his/her spouse or with certain relatives, more than 25% of the share capital of CMB.TECH at any time during the last five years prior to the disposal) to a non-resident company (or a body constituted in a similar legal form), to a foreign State (or one of its political subdivisions or local authorities) or to a non-resident legal entity, each time established outside of the EEA. Then, the realized capital gains may, under certain circumstances, give rise to a 16.5% tax (plus local surcharges).

However, Belgium has concluded tax treaties with more than 95 countries which generally provide for a full exemption from Belgian capital gains taxation on capital gains realized by residents of those countries. Capital losses are generally not tax deductible.

Capital gains realized by Belgian non-resident individuals upon the redemption of CMB.TECH ordinary shares or upon the liquidation of CMB.TECH will generally be taxable as a dividend (see above). Capital gains will be taxable at the ordinary progressive income tax rates, and capital losses will be tax deductible, if those gains or losses are realized on CMB.TECH ordinary shares by a non-resident individual that holds the CMB.TECH ordinary shares in connection with a business conducted in Belgium through a fixed base in Belgium.

Belgian non-resident companies or entities

Capital gains realized by non-resident companies or other non-resident entities that hold the CMB.TECH ordinary shares in connection with a business conducted in Belgium through a permanent establishment are generally subject to the same regime as Belgian resident companies or other Belgian resident legal entities subject to Belgian legal entities tax.

Capital gains realized by non-resident companies or non-resident entities upon redemption of the CMB.TECH ordinary shares or upon liquidation of CMB.TECH will, in principle, be subject to the same taxation regime as dividends (see above).

Belgian Tax on stock exchange transactions

No tax on stock exchange transactions is due upon subscription to newly issued CMB.TECH ordinary shares (primary market transactions).

The purchase and the sale and any other acquisition or transfer for consideration of existing CMB.TECH ordinary shares (secondary market transactions) is subject to the Belgian tax on stock exchange transactions (“taks op de beursverrichtingen”/“taxe sur les opérations de bourse”) if  (i) it is executed in Belgium through a professional intermediary, or (ii) deemed to be executed in Belgium, which is the case if the order is directly or indirectly made to a professional intermediary established outside of Belgium, either by private individuals with habitual residence in Belgium, or legal entities for the account of their seat or establishment in Belgium (both referred to as a “Belgian Investor”).

The tax on stock exchange transactions is levied at a rate of 0.35% of the purchase price, capped at EUR 1,600 per transaction and per party. Contrary to what applies to the selling party, the broker’s remuneration is not included in the taxable basis for the purchaser.

A separate tax is due by each party to any such transaction, and both taxes are in principle collected by the professional intermediary. However, if the intermediary is established outside of Belgium, the tax will in principle be due by the Belgian Investor (who will also be responsible for the filing of a stock exchange tax return), unless that Belgian Investor can demonstrate that the tax has already been paid. In the latter case, the foreign professional intermediary also has to provide each client (which gives such intermediary an order) with a qualifying order statement (“bordereau”/ “borderel”), no later than on the business day after the day the transaction concerned was realized.

Professional intermediaries established outside of Belgium could appoint a stock exchange tax representative in Belgium, subject to certain conditions and formalities (“Stock Exchange Tax Representative”). Such Stock Exchange Tax Representative will then be liable towards the Belgian Treasury for the tax on stock exchange transactions due and for complying with reporting obligations and the obligations relating to the order statement in that respect. If such a Stock Exchange Tax Representative would have paid the tax on stock exchange transactions due, the Belgian Investor will, as per the above, no longer be the debtor of the tax on stock exchange transactions.

No tax on stock exchange transactions is due on transactions entered into by the following parties provided they are acting for their own account: (i) professional intermediaries described in article 2, 9° and 10° of the Belgian Law of 2 August 2002 on the supervision of the financial sector and financial services; (ii) insurance companies described in article 6 of the Belgian Law of 13 March 2016 on the supervision of insurance and re-insurance companies; (iii) pension institutions referred to in article 2, 1° of the Belgian Law of 27 October 2006 concerning the supervision of pension institutions; (iv) collective investment institutions; (v) regulated real estate companies; and (vi) Belgian non-residents provided that they deliver a certificate to their financial intermediary in Belgium confirming their non-resident status.

As stated below, the European Commission has published a proposal for a Directive for a common financial transactions tax (the “FTT”) for an enhanced cooperation in the area of financial transactions tax. The proposal currently stipulates that once the FTT enters into force, the participating Member States shall not maintain or introduce taxes on financial transactions other than the FTT (or VAT as provided in the Council Directive 2006/112/EC of 28 November 2006 on the common system of value added tax). The proposal is still subject to negotiation between the participating Member States and may, therefore, be further amended at any time. In this respect, the German government submitted a new draft proposal in 2019, which is still subject to negotiation.

The proposed Financial Transaction Tax (FTT)

On February 14, 2013, the European Commission published a proposal (the “Commission’s Proposal”) for a Directive for a common FTT, to be levied on transactions in financial instruments by financial institutions if at least one of the parties to the transaction is located in the ‘FTT-zone’ as defined in the Commission’s Proposal. The European Parliament approved it in July 2013. Originally, the adopted Commission’s Proposal contemplated the financial transaction tax for 11 “Participating Member States” (Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia). However, in 2016 Estonia formally withdrew from the group of states willing to introduce the FTT. The actual implementation date of the FTT depends on the future approval of the European Council and consultation of other EU institutions, and the subsequent transposition into local law.

If the FTT is introduced, under current published proposals financial institutions and certain other parties would be required to pay tax on transactions in financial instruments with parties (including, with respect to the EU-wide proposal, its affiliates) located in the FTT-zone. The proposed FTT has a very broad scope and could, if introduced in its current form, apply to certain dealings in CMB.TECH ordinary shares. It would be a tax on derivatives transactions (such as hedging activities) as well as on securities transactions, i.e. it would apply to trading in instruments such as shares and bonds. The initial issue of instruments such as shares and bonds would be exempt from the FTT in the current Commission’s Proposal. This means that the issuance and subscription of CMB.TECH ordinary shares should not become subject to financial transaction tax.

Under current proposals, the FTT could apply in certain circumstances to persons both within and outside of the participating Member States. Generally, it would apply to certain dealings where at least one party is a financial institution, and at least one party is established in a participating Member State. A financial institution may be, or be deemed to be, “established” in a participating Member State in a broad range of circumstances, including (a) by transacting with a person established in a participating Member State or (b) where the financial instrument which is subject to the dealings is issued in a participating Member State.

In 2019, Finance Ministers of the Member States participating in the enhanced cooperation indicated that they were discussing a new FTT proposal based on the French model of the tax and the possible mutualization of the tax as a contribution to the EU budget.

According to the latest draft of this new FTT proposal (submitted by the German government), the FTT would be levied at a rate of at least 0.2% of the consideration for the acquisition of ownership of shares (including ordinary and any preference shares) admitted to trading on a trading venue or a similar third country venue, or of other securities equivalent to such shares (“Financial Instruments”) or similar transactions (e.g. an acquisition of Financial Instruments by means of an exchange of Financial Instruments or by means of a physical settlement of a derivative). The FTT would be payable to the Participating Member State in whose territory the issuer of a Financial Instrument has established its registered office. Like the Commission’s Proposal, the latest draft of the new FTT proposal also stipulates that once the FTT enters into force, the Participating Member States shall not maintain or introduce taxes on financial transactions other than the FTT (or VAT as provided in the Council Directive 2006/112/EC of 28 November 2006 on the common system of value added tax).

As a consequence, Belgium should abolish the tax on stock exchange transactions once the FTT enters into force.

However, the FTT Commission’s Proposal remains subject to negotiation between the participating Member States. Further, its legality is at present uncertain. It may therefore be altered prior to any implementation, the timing of which remains unclear. Additional EU Member States may decide to participate. Prospective investors are advised to seek their own professional advice in relation to the FTT.

Tax on securities accounts

Pursuant to the Law of 17 February 2021 on the introduction of an annual tax on securities accounts, an annual tax is levied on securities accounts of which the average value of the taxable financial instruments (covering, among other things, financial instruments such as CMB.TECH ordinary shares), over a period of twelve consecutive months starting on October 1 and ending on September 30 of the subsequent year, exceeds EUR 1 million.

The tax is equal to 0.15% of the average value of the securities accounts during a reference period. The reference period normally runs from October 1 to September 30 of the subsequent year. The taxable base is determined based on four reference dates: December 31, March 31, June 30 and September 30. The amount of the tax is limited to 10% of the difference between the taxable base and the threshold of EUR 1 million.

The tax targets securities accounts held by resident individuals, companies and legal entities, irrespective as to whether these accounts are held with a financial intermediary which is established or located in Belgium or abroad. The tax also applies to securities accounts held by non-residents individuals, companies and legal entities with a financial intermediary established or located in Belgium. Belgian establishments from Belgian non-residents are however treated as Belgian residents for purposes of the annual tax on securities accounts so that both Belgian and foreign securities accounts fall within the scope of this tax. Note that pursuant to certain double tax treaties, Belgium has no right to tax capital. Hence, to the extent the annual tax on securities accounts is viewed as a tax on capital within the meaning of these double tax treaties, treaty protection may, subject to certain conditions, be claimed.

Each securities account is assessed separately. When multiple holders hold a securities account, each holder is jointly and severally liable for the payment of the tax and each holder may fulfil the declaration requirements for all holders.

There are various exemptions, such as securities accounts held by specific types of regulated entities for their own account.

The annual tax on securities accounts is in principle owed by the financial intermediary established or located in Belgium. A financial intermediary is defined as (i) the National Bank of Belgium, the European Central Bank and foreign central banks performing similar functions, (ii) a central securities depository included in article 198/1, §6, 12° of the CIR, (iii) a credit institution or a stockbroking firm as defined by article 1, §3 of the Law of 25 April 2014 on the status and supervision of credit institutions and investment companies and (vi) the investment companies as defined by article 3, §1 of the Law of 25 October 2016 on access to the activity of investment services and on the legal status and supervision of portfolio management and investment advice companies, which are, pursuant to national law, admitted to hold financial instruments for the account of customers.

In case the annual tax on securities account is not withheld, declared and paid by the financial intermediary, the tax needs to be declared and is due by the holder of the securities accounts itself, unless the holder provides evidence that the annual tax on securities accounts has already been withheld, declared and paid by an intermediary which is not established or located in Belgium. In this respect, intermediaries located or established outside of Belgium could appoint an annual tax on securities accounts representative in Belgium. Such a representative is then liable towards the Belgian Treasury (Thesaurie/Trésorerie) for the annual tax on securities accounts due and for complying with certain reporting obligations in that respect. If the holder of the securities accounts itself is liable for reporting obligations (e.g. when a Belgian resident holds a securities account abroad with an average value higher than EUR 1 million), the deadline for filing the tax return for the annual tax on securities accounts corresponds with the deadline for filing the annual tax return for personal income tax purposes electronically, irrespective of whether the Belgian resident is an individual or a legal entity. In the latter case, the annual tax on securities accounts must be paid by the taxpayer on August 31 of the year following the year on which the tax was calculated, at the latest.

Anti-abuse provisions, retroactively applying from October 30, 2020, were initially also introduced: a rebuttable general anti-abuse provision and two irrebuttable specific anti-abuse provisions. However, on October 27, 2022, the Constitutional Court annulled (i) the two irrebuttable specific anti-abuse provisions and (ii) the retroactive effect of the rebuttable general anti-abuse provision, meaning that the latter provision can only apply as from February 26, 2021. The other provisions of the law of February 17, 2021 were not considered to be unconstitutional.

Prospective holders of CMB.TECH ordinary shares are advised to seek their own professional advice in relation to this annual tax on securities accounts.

Common reporting standard

Following recent international developments, the exchange of information is governed by the Common Reporting Standard (“CRS”). As at May 16, 2024, 123 jurisdictions signed the “multilateral competent authority agreement,” which is a multilateral framework agreement to automatically exchange financial and personal information, with the subsequent bilateral exchanges coming into effect between those signatories that file the subsequent notifications.

More than 48 jurisdictions, including Belgium, have committed to a specific and ambitious timetable leading to the first automatic information exchanges in 2017, relating to income year 2016. Under CRS, financial institutions resident in a CRS country are required to report, according to a due diligence standard, financial information with respect to reportable accounts, which includes interest, dividends, account balance or value, income from certain insurance products, sales proceeds from financial assets and other income generated with respect to assets held in the account or payments made with respect to the account. Reportable accounts include accounts held by individuals and entities (which includes trusts and foundations) with fiscal residence in another CRS country. The standard includes a requirement to look through passive entities to report on the relevant controlling persons.

On December 9, 2014, EU Member States adopted Directive 2014/107/EU on administrative cooperation in direct taxation (“DAC2”), which provides for mandatory automatic exchange of financial information as foreseen in CRS. DAC2 amends the previous Directive on administrative cooperation in direct taxation, Directive 2011/16/EU.

The mandatory automatic exchange of financial information by EU Member States as foreseen in DAC2 started as at September 30, 2017 (as of September 30, 2018 for Austria).

The Belgian government has implemented Directive 2014/107/EU, the CRS, per the Law of 16 December 2015 regarding the exchange of information on financial accounts by Belgian financial institutions and by the Belgian tax administration, in the context of an automatic exchange of information on an international level and for tax purposes.

As a result of the Law of December 16, 2015, the mandatory automatic exchange of information applies in Belgium: (i) as of income year 2016 (first information exchange in 2017) with the EU Member States (including Austria, irrespective of the fact that the automatic exchange of information by Austria with other EU Member States only began as of income year 2017); (ii) as of income year 2014 (first information exchange in 2016) with the US; and (iii) with respect to any other non-EU States as of the respective date as determined by the Royal Decree of 14 June 2017. The Royal Decree provides that: (i) for a first list of 18 countries, the mandatory exchange of information applies as of income year 2016 (first information exchange in 2017); (ii) for a second list of 44 countries, the mandatory automatic exchange of information applies as of income year 2017 (first information exchange in 2018), (iii) for one country, the mandatory automatic exchange of information applies as of income year 2018 (first information exchange in 2019), (iv) for a fourth list of six jurisdictions, the mandatory automatic exchange of information applies as of income year 2019 (first information exchange in 2020), (v) for a fifth list of two jurisdictions, the mandatory automatic exchange of information applies as of income year 2022 (first information exchange in 2023), and (vi) for a sixth list of four jurisdictions, the mandatory automatic exchange of information applies as of income year 2023 (first information exchange in 2024).

Investors who are in any doubt as to their position should consult their professional advisors.

Other Tax Considerations

In addition to the tax consequences discussed above, CMB.TECH may be subject to tax in one or more other jurisdictions where CMB.TECH conducts activities. The amount of any such tax imposed upon CMB.TECH’s operations may be material.

Norwegian Tax Considerations

The intended transactions are not exempt from Norwegian tax. Please see the description below related to the anticipated tax consequences for Norwegian shareholders. The following information is not tax advice. Shareholders are encouraged to consult with their own tax advisors as to the tax consequences of the transaction.

Norwegian Personal Shareholders

Exchanging common shares in Golden Ocean for shares in Merger Sub or CMB.TECH in the Merger is considered a realization for Norwegian tax purposes. A capital gain or loss generated by a Norwegian personal shareholder is taxable or tax deductible in Norway. The effective tax rate on gain or loss related to shares realized by Norwegian personal shareholders is 37.84 % for 2025; i.e., capital gains (less tax free allowance) and losses shall be multiplied by 1.72 which are then included in or deducted from the Norwegian personal shareholder’s ordinary income in the year of disposal. Ordinary income is taxable at a flat rate of 22% for 2025, increasing the effective tax rate on gains/losses realized by Norwegian personal shareholders to 37.84%.

The gain is subject to tax, and the loss is tax deductible irrespective of the duration of the ownership and the number of shares disposed of.

The taxable gain/deductible loss is calculated per share as the difference between the market value of the consideration for the share and the Norwegian personal shareholder’s cost price of the share, including costs incurred in relation to the acquisition or realization of the share. From this capital gain, Norwegian personal shareholders are entitled to deduct a calculated allowance provided that such allowance has not already been used to reduce taxable dividend income. The allowance may only be deducted in order to reduce a taxable gain, and cannot increase or produce a deductible loss, i.e., any unused allowance exceeding the capital gain upon the realization of a share will be annulled.

If the Norwegian personal shareholder owns shares acquired at different points in time, the shares that were acquired first will be regarded as the first to be disposed of, on a first-in first-out basis.

Special rules apply for Norwegian personal shareholders that cease to be tax-resident in Norway.

Norwegian Corporate Shareholders

Exchanging common shares in Golden Ocean for shares in Merger Sub or CMB.TECH in the Merger is considered a realization for Norwegian tax purposes. For Norwegian corporate shareholders capital gains upon realization of shares in Golden Ocean are taxable at the current tax rate of 22%. Norwegian corporate shareholders in the financial industry may be subject to an increased tax rate of 25%. Losses are deductible. The taxable gain/deductible loss per share is calculated as the difference between the consideration for the share and the Norwegian corporate Shareholder’s cost price of the share, including costs incurred in relation to the acquisition or disposal of the share. If shares are held through a capital insurance policy, the transactions will not necessarily trigger taxation until cash is withdrawn from the capital insurance policy.

The tax liability applies irrespective of time of ownership and the number of shares realized.

Gains derived upon the realization of shares held through a capital insurance account (kapitalforsikringskonto) will be exempt from Norwegian taxation, and losses will not be tax deductible. Instead, withdrawal of funds from the capital insurance account may trigger taxation.

Bermuda Tax Considerations

Currently, there is no Bermuda income or profits tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by CMB.TECH or its shareholders that are not incorporated, tax resident, operating a permanent establishment or existing in Bermuda.

Bermuda enacted the Corporate Income Tax Act 2023 (the “CIT Act”) in 2023, with application from financial periods beginning on or after January 1, 2025. Entities subject to tax under the CIT Act are the Bermuda constituent entities of multi-national groups, which includes Merger Sub and its Bermuda subsidiaries. The CIT Act defines a multi-national group as a group with entities in more than one jurisdiction with consolidated revenues of at least EUR 750 million in any two of the four previous fiscal years. If the Bermuda constituent entities of a multi-national group are subject to tax under the CIT Act, such tax is charged at a rate of 15% of net taxable income of such constituent entities as determined in accordance with and subject to the adjustments set out in the CIT Act (including in respect of foreign tax credits applicable to the Bermuda constituent entities). In general, income arising from international shipping is exempted from the scope of such tax to the extent certain requirements relating to strategic or commercial management in Bermuda are satisfied. The tax imposed under the CIT Act will be applicable to Merger Sub and its Bermuda subsidiaries, however CMB.TECH expects that their income arising from international shipping will be exempt from such tax in Bermuda.

BELGIAN LAW CONSIDERATIONS

Comparison of Bermuda and Belgian Corporate Law

The following table provides a comparison between some statutory provisions of the BCA and the BCCA.

Bermuda	Belgium

Shareholder Meetings

Shareholder meetings may be called by the board of directors and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at a general meeting. (BCA §74(1)).

Special General Meetings may be convened by the board of directors whenever they see fit, and the meetings shall be called special general meetings. (BCA §71(2)).

Subject to the company’s bye-laws, shareholder meetings may be held in or outside of Bermuda.

Notice:

•  Notice of general meetings and special general meetings shall specify the place, the day, and hour of the meeting. (BCA §71(3)). Notice of special general meetings must also specify the general nature of the business to be considered at the meeting. (BCA §71(3)).

•  Notwithstanding any provision in the bye-laws of a company, at least five days’ notice shall be given of a company meeting, other than an adjourned meeting. (BCA §75(1)).

•  The accidental omission to give notice to, or the non-receipt of a notice of a meeting by any person entitled to receive notice does not invalidate the proceedings. (BCA §71(4)).

An annual shareholders’ meeting will be held at such time and place as designated in the articles of association, or if not so designated, as determined in the notice for the meeting.

Special or extraordinary meetings of shareholders may be called by the board of directors or the statutory auditor (or liquidators, if appropriate) or must be called when one or more shareholders holding at least one-tenth of the share capital so demands (BCCA 7:126).

In general, meetings must be held in Belgium. Extraordinary shareholders’ meetings must be held before a Belgian notary public.

Notice:

•  The invitations to the general meeting of a publicly listed entity shall state the agenda and shall be published in the Belgian Official Gazette, a national newspaper and on the company’s website (BCCA 7:128, §1) at least thirty (30) days beforehand.

One or more shareholders holding at least 3% of outstanding share capital may request the addition of items to the agenda and may submit resolution proposals (BCCA 7:130, §1).

Shareholders have the right to ask questions to directors and the statutory auditor prior to and during the shareholder meeting (BCCA 7:134).

Shareholders’ Voting Rights

Subject to a company’s bye-laws, generally, any action which may be done by resolution of a company in a general meeting may be done by resolution in writing, except for the removal of an auditor or a director. (BCA §77A(1)).

Shareholders may act by written resolution to elect directors, but may not act by written resolution to remove directors. (BCA §77A(6)(b)).

Except as otherwise provided in the bye-laws of a company or the BCA, any action or resolution requiring the approval of the shareholders may be passed by a simple majority of votes cast. (BCA §77(2)).

Unless otherwise provided for in the articles of association of a company, and except for decisions that need to be enacted by a Belgian notary public, shareholders may take action by written consent of all shareholders (BCCA 7:133).

Unless otherwise provided for in the articles of association of a company, ordinary resolutions require a simple majority (50%+1) of votes cast, without specific quorum requirements. Extraordinary resolutions (such as amendments to a company’s articles of associations) require a quorum of at least half the share capital present or represented at the

Bermuda	Belgium

A shareholder may authorize another person or persons to act for him by proxy. (BCA §77(1) and 77(9)).

The bye-laws shall specify the number to constitute a quorum for a general meeting of the Company. In the case of a company having only one member, one member present in person or by proxy constitutes the necessary quorum. (BCA § 13(2) and 71(5)).

The bye-laws may provide for cumulative voting in the election of directors. (BCA §77).

The holders of not less than 95% of the shares or any class of shares in a company (“purchasers”) may give notice to the remaining shareholders or class of shareholders of the intention to acquire their shares on the terms set out in the notice, as long as the purchaser offers the same terms to all holders of the shares whose acquisition is involved. When such a notice is given the purchasers shall be entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice unless a remaining shareholder applies to the Court for an appraisal. Any shareholder to whom a notice has been given, may, within one month of receiving the notice, apply to the Bermuda Court to appraise the value of the shares to be purchased from him and the purchasers shall be entitled to acquire the shares at the price so fixed by the Bermuda Court to cancel the notice (BCA §103).

meeting and a three-quarter majority of votes cast (BCCA 7:153).

A shareholder may vote by proxy, provided the proxy holder is designated in writing or via electronic means. Proxies are revocable (BCCA 7:142 – 7:145).

Publicly listed companies may introduce loyalty voting rights granting double voting rights for shareholders holding fully paid-up registered shares continuously for at least two years (BCCA 7:53).

Voting rights attached to treasury shares held by the company or by subsidiaries are suspended (BCCA 7:217).

Shareholders must notify the company and the Financial Services and Markets Authority (FSMA) when their holdings reach, exceed, or fall below certain thresholds (BCCA 7:82).

A shareholder who, directly or indirectly, acquires at least 95% of the voting securities of a publicly listed entity has the right to initiate a squeeze-out (BCCA 7:82).

Directors

The maximum number of directors may be determined by the shareholders at a general meeting or in such other manner as may be provided in the bye-laws. Subject to a company’s bye-laws, the maximum number of directors is usually fixed by the shareholders at the annual general meeting and may be fixed at a special general meeting. Subject to a company’s bye-laws, only the shareholders may increase or decrease the number of directors’ seats last approved by the shareholders. So long as a quorum of directors remains in office, unless the bye-laws of a company otherwise provide, any vacancy occurring in the board of directors may be filled by such directors as remain in office. If no quorum of directors remains the vacancy shall be filled by a general meeting of members. (BCA §91).

The board of directors of a publicly listed entity must consist of at least three members (BCCA 7:85, §1). Number of directors shall be fixed in a manner provided in the articles of association.

Directors are appointed and dismissed by the general meeting of shareholders. Dismissal is possible at any time, without cause (BCCA 7:85, §2).

A company may opt for a dual board structure consisting of a supervisory board and a management board, each with at least three members and no overlapping appointments. The supervisory board oversees the company’s strategic direction and monitors the management board, while the management board holds exclusive authority over day-to-day operations. Members of the supervisory board are appointed by the general meeting for a maximum renewable term of six years, whereas members of the management board are appointed by the supervisory board (BCCA 7:104 – 7:111).

At least one third of the directors must be of a different gender other than the other two thirds (BCCA 7:86, §1).

Bermuda	Belgium

Dissenter’s Rights of Appraisal

In the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of the giving of the notice of the shareholders meeting to approve the amalgamation or merger, apply to the Bermuda Court to appraise the fair value of such shareholder’s shares. (BCA § 106(6)).	No such rights are provided for under Belgian law.

Shareholder’s Derivative Actions

Generally, class actions and derivative actions are not available to shareholders under Bermuda law. (See generally, BCA).

Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the bye-laws.

Bermuda courts would further give consideration to acts that are alleged to constitute a fraud against the minority of shareholders, or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

An actio mandati, a derivative suit instituted on behalf of a company by its shareholders against the company’s directors for breaches of the law, the articles of association or faults in their management are generally available to shareholders (BCCA 7:156). The decision to bring a suit must be made by the vote at a shareholders’ meeting of a simple majority unless a company’s articles of association provide differently.

Minority shareholders are permitted to bring a suit against the company’s directors on behalf of the company provided that (i) such shareholders jointly hold at least 1% of the outstanding shares of the company or hold at least EUR 1,250,000.00 of the company’s capital on the date on which release from liability is granted to a director and (ii) the shareholders instituting the suit voted against the release from liability, abstained from voting or were not present at the relevant meeting at which a director’s release from liability was decided (BCCA 7:157).

COMPARISON OF SHAREHOLDER RIGHTS

As a result of the Merger, holders of Golden Ocean common shares will ultimately receive CMB.TECH ordinary shares in exchange for their Golden Ocean Shares and will thereafter have the rights of CMB.TECH shareholders. Golden Ocean is an exempted company limited by shares incorporated under the laws of Bermuda and is subject to the laws of Bermuda, including the BCA. CMB.TECH is incorporated under the laws of Belgium and is subject to the law of Belgium, including the BCCA. The rights of Golden Ocean shareholders are governed by Bermuda law and the memorandum of association and bye-laws of Golden Ocean. The rights of CMB.TECH shareholders are governed by Belgian law and the CMB.TECH Articles of Association.

The following is a summary comparison of material differences between the rights of holders of Golden Ocean Shares and the rights of CMB.TECH shareholders. This summary is qualified in its entirety by reference to the full text of CMB.TECH Articles of Association and Golden Ocean’s memorandum of association and bye-laws, each as amended and currently in effect and as will be in effect at the completion of the Merger, and the full text of the BCCA and the BCA, respectively.

Golden Ocean	CMB.TECH

Authorized Capital Stock

Golden Ocean’s memorandum of association authorizes the issuance of up to 300,000,000 common shares, $0.05 par value per share.

Golden Ocean’s bye-laws authorize its board of directors to attach to any shares in Golden Ocean such preferential, deferred, qualified or other special rights, privileges or conditions as the board of directors may determine. Additionally, subject to the BCA, all or any of the special rights attached to any class of shares may only be altered or abrogated with the consent in writing of the holders of not less than 75% of the issued shares of that class or with the sanction of a resolution passed at a separate general meeting of the holders of such shares voting in person or by proxy.

Pursuant to the CMB.TECH Articles of Association and the BCCA and subject to the conditions set forth therein, the Supervisory Board has the authority to increase the company’s share capital in one or several times by a total maximum amount of $239,147,500, subject to the terms and conditions it determines and in accordance with prevailing legal provisions at the time of the increase. Based on the current par value of $1.0869 per share (rounded for indicative purposes only), a maximum of 220,024,708 ordinary shares could be issued under the authorized capital. This authority also extends to the issuance of convertible bonds, subordinated or otherwise, or subscription rights, whether or not linked to bonds, which may result in an increase of share capital. The Supervisory Board is authorized, in CMB.TECH’s interest, to (i) restrict or suspend the preferential subscription rights of the existing shareholders or (ii) restrict or suspend the preferential subscription rights of the existing shareholders in favor of one or more specific persons, other than members of the personnel of CMB.TECH or of its subsidiaries. The Supervisory Board may exercise this authorization during the five years following publication of the decision of the extraordinary shareholders’ meeting of May 22, 2025, unless it is renewed in accordance with the applicable legal provisions.

In effectuating the Merger, the Supervisory Board of CMB.TECH will use its authorization under the authorized capital to issue the Merger Consideration and increase the share capital by approximately $104 million.

Golden Ocean	CMB.TECH

Directors

Golden Ocean’s bye-laws provide that its board shall consist of such number of directors being not less than two or as the shareholders in general meeting may determine and shall at all times comprise a majority of directors who are not resident in the United Kingdom. The company’s shareholders may change the minimum and maximum number of directors by the vote of shareholders representing a simple majority of the total number of votes which may be cast at any annual or special general meeting, or by written resolution. Each director is elected at an annual general meeting of shareholders for a term commencing upon election and each director shall serve until re-elected or their successors are appointed on the date of the next scheduled annual general meeting of shareholders. Golden Ocean’s bye-laws do not permit cumulative voting for directors. Under the bye-laws the board has the power to appoint any individual to be a director so as to fill a casual vacancy.

Subject to the BCA, Golden Ocean’s bye-laws permit the company’s directors to engage in any transaction or arrangement with Golden Ocean or in which Golden Ocean may otherwise be interested. Additionally, as long as a director declares the nature of his or her interest at the first opportunity at a meeting of the board or by writing to the directors as required by the BCA, he or she shall not by reason of his or her office be accountable to the company for any benefit which he or she derives from any transaction to which Golden Ocean’s bye-laws permit him or her to be interested.

Golden Ocean’s directors are not required to retire because of their age and are not required to be holders of the company’s common shares.

CMB.TECH operates under a two-tier board structure comprising a Supervisory Board and a Management Board.

The Supervisory Board consists of at least five and no more than ten members, appointed by the general shareholders’ meeting for a term of up to four years and removable at any time by the shareholders. At least three members must meet the independence criteria under applicable law.

In case of vacancy of the mandate of a member of the Supervisory Board due to death, resignation or another reason, the remaining members of the Supervisory Board may arrange for replacement. In that case, the next general shareholders’ meeting will make a definitive appointment.

The Management Board consists of at least three members appointed and dismissed by the Supervisory Board. Members of the Supervisory Board cannot serve on the management board and vice versa. The Supervisory Board shall appoint the chief executive officer, who shall be the chairman of the Management Board.

Quorum and Action by the Board of Directors

Golden Ocean’s bye-laws provide that at any meeting of the board (which must be held outside of the United Kingdom or Norway), the presence of the majority of the board, unless otherwise fixed, constitutes a quorum for the transaction of business and that when a quorum is present, the acts of a majority of the directors present at any meeting shall be the acts of the board, except as may be otherwise specified by Bermuda law or Golden Ocean’s bye-laws. A quorum shall not be present unless a majority of directors present are neither resident in Norway nor physically located or resident in the United Kingdom.

Under Golden Ocean’s bye-laws, a resolution in writing signed by all directors for the time being entitled to

Supervisory Board

The Supervisory Board is the ultimate supervisory body of CMB.TECH. It is responsible for the general policy and strategy of CMB.TECH and has the power to perform all acts that are exclusively reserved to it by the BCCA. It supervises the management board.

The Supervisory Board of CMB.TECH can only validly deliberate and make decisions when at least half of its members are present or represented, except in cases or circumstances beyond one’s control. Members who, under applicable law, are not permitted to participate in the deliberation and vote are not counted towards the quorum. Decisions of the

Golden Ocean	CMB.TECH

receive notice of a meeting of the board shall be as valid and effectual as a resolution passed at a meeting of the board, provided the signatures of the directors are affixed outside the United Kingdom.

Under Golden Ocean’s bye-laws, a meeting of the board or committee appointed by the board shall be deemed to take place at the place where the largest group of participating directors or committee members has assembled or, if no such group exists, at the place where the chairman of the meeting participates. In no event shall the place where the largest group of participating directors or committee members has assembled or, if no such group exists, the place where the chairman of the meeting participates, be located in the United Kingdom. The board or relevant committee shall use its best endeavors to ensure that any such meeting is not deemed to have been held in Norway, and the fact that one or more directors may be present at such teleconference by virtue of his being physically in Norway shall not deem such meeting to have taken place in Norway.

Supervisory Board are adopted by a simple majority of votes. In addition to meetings held in person, members may participate by telephone, video conference, or similar means of communication. A member unable to attend may give a written or email proxy to another board member for a specific meeting, but no member may represent more than one other member in this way. Furthermore, if at least half of the members are present in person, a member may express their opinion and vote in writing or by email. The Supervisory Board may also adopt resolutions by unanimous written agreement of its members.

The Management Board is responsible for the day-to-day management and has the power to carry out all acts necessary or useful for the realization of CMB.TECH’s corporate object, except those reserved by law to the Supervisory Board or the general meeting.

The Management Board operates under similar principles as the Supervisory Board. Unless otherwise arranged by the Management Board itself, meetings are convened as required by the company’s interests or at the request of at least three members. The minutes of the Management Board’s deliberations are signed by the participating members and kept at the registered office. Resolutions of the Management Board may also be passed by unanimous written agreement of its members. The management board may make its own arrangements for effective functioning, but the CMB.TECH Articles of Association do not specify a fixed quorum for its meetings; instead, the board has discretion to determine its own procedures, provided that decisions are made in accordance with the company’s articles and applicable law.

Director and Officer Limitation on Liability and Indemnification

Section 98 of the BCA provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company.	Pursuant to article 2:56 of the BCCA, directors are personally liable to the company and, in case of extra-contractual errors, to third parties for errors committed in the exercise of their mandate. However, directors shall be liable only for decisions, acts or conduct manifestly outside the margin within which normal, prudent and careful directors, placed in similar circumstances, may reasonably have acted. In case of a collegiate body, it shall be jointly and severally liable for the decisions or omissions of such collegiate body. Directors are exempt from liability if

Golden Ocean	CMB.TECH

Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the BCA.

Section 98A of the BCA permits Golden Ocean to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. Golden Ocean has purchased and maintains a directors’ and officers’ liability policy for such a purpose. The bye-laws of Golden Ocean limit the liability of the company’s directors and officers to the fullest extent permitted by the BCA. The bye-laws provide that each director, alternate director, officer, person or member of a board committee, if any, resident representative, and his or her heirs, executors or administrators, (“Indemnitees”), will be indemnified and held harmless out of the company’s assets to the fullest extent permitted by Bermuda law against all liabilities, loss, damage or expense (including, but not limited to, liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him or her as such director, alternate director, officer, person or committee member or resident representative. The restrictions on liability, indemnities and waivers provided for in Golden Ocean’s bye-laws do not extend to any matter that would render the same void under the BCA. In addition, Golden Ocean’s bye-laws provide that each Indemnitee shall be indemnified out of Golden Ocean’s assets against all liabilities incurred in defending any proceedings, whether civil or criminal, in which judgment is given in such Indemnitee’s favor, or in which he or she is acquitted.

Under the bye-laws of Golden Ocean, shareholders have agreed to waive any claim or right of action they may have at any time against any Indemnitee on account of any action taken by such Indemnitee or the failure of such Indemnitee to take any action in the performance of his or her duties with or for Golden Ocean with the exception of any claims or rights of action arising out of fraud or dishonesty.

they have reported the alleged error to all other members of the Management Board and Supervisory Board as recorded in the minutes and did not participate in the errors concerned.

The aggregate liability of directors of CMB.TECH is limited, in accordance with Article 2:57 of the BCCA, to EUR 12 million. However, such limitation shall not apply, among other things, in case of a recurring minor error, gross misconduct, fraudulent intent or intent to damage.

Pursuant to Article 2:58 of the BCCA, any contractual provision under which a company undertakes to indemnify, in whole or in part, the liability of its directors is null and void. Accordingly, CMB.TECH cannot grant any contractual indemnification to its directors in respect of any liability they may incur in the exercise of their mandate, whether towards CMB.TECH or third parties. CMB.TECH currently maintains directors’ and officers’ liability insurance, including coverage for, among other things, liabilities under the Securities Act and Exchange Act, and discretionary coverage for certain pollution claims.

Golden Ocean	CMB.TECH

Shareholder Meetings

Under Bermuda law, a company is required to convene an annual general meeting each calendar year. However, the shareholders may by resolution waive this requirement, either for a specific year or period of time, or indefinitely. When the requirement has been so waived, any shareholder may, on notice to the company, terminate the waiver, in which case an annual general meeting must be called.

Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. At such special general meeting, only business that is related to the purpose set forth in the required notice may be transacted.

Under the BCA, notwithstanding any provision of Golden Ocean’s bye-laws, notice of any general meeting must be given not less than five days before the meeting and shall state the place, date and hour of the meeting and, in the case of a special general meeting, shall also state the purpose of such meeting and the fact it is being called at the direction of whoever is calling the meeting.

Notwithstanding that a general meeting of Golden Ocean is called by shorter notice than 5 days it shall be deemed to have been duly called if it is so agreed: (a) in the case of a meeting called as an annual general meeting, by all the shareholders entitled to attend and vote thereat; (b) in the case of any other meeting, by a majority in number of the shareholders having the right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the shares giving that right.

Under Bermuda law, accidental failure to give notice will not invalidate proceedings at a general meeting.

Annual General Meetings. Golden Ocean’s bye-laws provide that the board may fix the date, time and place of the annual general meeting within or without Bermuda (but never in the United Kingdom or Norway) for the election of directors and to transact any other business properly brought before the meeting.

Special General Meetings. Golden Ocean’s bye-laws provide that special general meetings may be called by the board, that the board may fix the date, time and place of the special general meeting within or without Bermuda (but never in the United Kingdom or Norway)

The annual general meeting is held in Antwerp, at the location mentioned in the convening notice, on the third Thursday of May, at 10.30 a.m. (Central European Time). If this day is a legal holiday, the meeting is held on the preceding business day.

Special and extraordinary general meetings may be convened by the Supervisory Board or statutory auditor, or must be convened at the request of shareholders representing at least one-tenth of the share capital. Shareholders may also request agenda items or submit draft resolutions, provided these are substantiated and included in the request.

In accordance with article 7:128 of the BCCA, the notices convening a general meeting shall be published at least 30 days prior to the meeting: (i) in the Belgian State Gazette, (ii) in a newspaper with national coverage (on paper or electronically), (iii) in media which can reasonably be expected to ensure effective dissemination of information to the public within the EEA, and (iv) on the company website.

The convening notice must include, among other things, the following information: (i) the place, day and hour of the general meeting, (ii) the agenda, including draft resolutions, (iii) a clear and precise description of the procedures that shareholders must comply with in order to be able to participate and to cast their vote in the general meeting, (iv) the record date and announcement that only those who are shareholders on that date shall have the right to participate and vote in the general meeting, and (v) indication of the company website on which the relevant information shall be made public.

A holder of CMB.TECH ordinary shares which are traded on the NYSE only has the right to be admitted to and vote at the general meeting if such shareholder complies with the conditions and formalities set out in the convening notice, as determined by the Supervisory Board in compliance with the applicable law.

Participation and voting by electronic means or by correspondence is permitted if specified in the convening notice, with procedures for identification and vote validation detailed therein. Reports provided to CMB.TECH by its U.S. transfer agent and other service providers that reflect the votes issued by the company’s shareholders as at the record date, may be accepted by the company as valid for the purposes of

Golden Ocean	CMB.TECH

and when required by the BCA(i.e. when a special general meeting must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings).

Notice Requirements. Golden Ocean’s bye-laws provide that the company must give not less than five days’ notice in writing for any annual or special general meeting.

issuing votes through letter for shares listed on the NYSE. Shares will be taken into account for the computation of the quorum and be eligible to vote only if the applicable form provided by the company has been duly completed and returned to the company no later than six days before the meeting.

Shareholders may be represented by a single proxy, who may represent multiple shareholders, and the form and deposit of proxies are determined by the Supervisory Board.

Quorum for Shareholder Meetings

Under the BCA, where the bye-laws so provide, a general meeting of the shareholders of a company may be held with only one individual present if the requirement for a quorum is satisfied and, where a company has only one shareholder or only one holder of any class of shares, the shareholder present in person or by proxy constitutes a general meeting.

Under Golden Ocean’s bye-laws, quorum at annual or special general meetings shall be constituted by two or more shareholders either present in person or by proxy throughout the meeting; provided, however, that if Golden Ocean has only one shareholder, then one shareholder present in person or proxy shall constitute the necessary quorum.

For general shareholders’ meetings, resolutions may be passed by a simple majority of votes, regardless of the number of shares participating in the voting. Abstentions are not counted in the calculation of votes.

Capital increases which are not decided by the Supervisory Board within the scope of the authorized capital, decisions with regard to the dissolution, merger, demerger and certain other reorganizations of CMB.TECH, amendments to the CMB.TECH Articles of Association (other than a change of the corporate purpose) and certain other decisions set out in the BCCA require the presence or representation of at least half of the issued share capital and the approval of at least three-quarters of the votes cast. If the quorum requirements are not satisfied during the first meeting, a second general shareholders’ meeting may be convened. This second general meeting can validly discuss and decide on the matter irrespective of the number of shares that are in attendance or represented. However, the special majority requirement remains applicable.

Voting Rights

The holders of Golden Ocean’s common shares are (unless voting is on a show of hands) entitled to one vote per share on each matter requiring the approval of the holders of the common shares.

At any annual or special general meeting of shareholders where there is a quorum, a simple majority vote will generally decide any matter, unless a different vote is required by express provision of Golden Ocean’s bye-laws or Bermuda law.

All shareholders have the same voting rights. Each share carries one vote.

Golden Ocean	CMB.TECH

Shareholder Proposals and Nominations

Under the BCA, a special general meeting must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company the right to vote at general meetings. At such special general meeting, only business that is related to the purpose set forth in the required notice may be transacted.

Golden Ocean’s bye-laws provide that special general meetings may be called by the board and when required by the BCA (i.e. by holders of one-tenth of a company’s issued common shares through a written request to the board).

In addition, the BCA provides a framework within which shareholders, on a requisition in writing to Golden Ocean, may put resolutions before a general meeting. The number of shareholders necessary to do so are either (a) those representing at the time of requisition not less than one-twentieth of the total voting rights of all shareholders having the right to vote at the meeting or (b) at least 100 shareholders. Golden Ocean may also be required by the requisitionists to circulate to shareholders any statement of not more than one thousand words with respect to the matter referred to in the proposed resolution or business to be discussed at the general meeting.

Shareholders holding at least 10% of CMB.TECH’s share capital have the right to request the convening of a special or extraordinary general shareholders’ meeting. This request must include the proposed agenda items and substantiated draft resolutions.

More generally, all shareholders may exercise their legal right to put items on the agenda of a general shareholders’ meeting and to table draft resolutions relating to those items, provided they comply with the applicable procedural requirements listed in the convening notices. Shareholders exercising their legal right to add items to the agenda must provide the text of the items to be included and the accompanying draft resolutions. Similarly, shareholders wishing to table draft resolutions regarding items already on the agenda must submit the text of those draft resolutions. Such requests must be submitted to CMB.TECH at the latest 22 days before the date of the shareholders’ meeting.

Shareholder Action Without a Meeting

Golden Ocean’s bye-laws provide that, except in the case of the removal of auditors and directors, anything which may be done by resolution may, without an annual or special general meeting be done by resolution in writing, signed by a simple majority of all the shareholders or their proxies (or such greater majority required by the BCA or the bye-laws).	Pursuant to article 7:133 of the BCCA, shareholders can unanimously and in writing take all resolutions that fall within the powers of the general meeting, with the exception of amendments to the articles of association.

Amendments of Governing Instruments

Under the BCA, a company may, by resolution passed at an annual or special general meeting of shareholders, alter the provisions of the memorandum of association. Under Bermuda law, the holders of not less in the aggregate than 20% in par value of a company’s issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment that alters or reduces a company’s share capital as provided in the BCA. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda	A resolution to amend the provisions of the CMB.TECH Articles of Association must be passed in an extraordinary general meeting of shareholders in which at least half of the issued share capital is represented and by at least three-quarters of the votes cast (or four-fifths of the votes cast in the event of an amendment to the provisions of the CMB.TECH Articles of Association dealing with the corporate purpose). Should the required proportion of the capital not be represented in a meeting called for this purpose, a new meeting may be convened, which meeting may pass the resolution to amend the provisions of the CMB.TECH Articles of Association

Golden Ocean	CMB.TECH

court. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as such holders may appoint in writing for such purpose. No application may be made by the shareholders voting in favor of the amendment.

Golden Ocean’s bye-laws may be amended by a resolution of the board and a resolution passed by a simple majority of votes cast at a general meeting.

irrespective of the proportion of the issued share capital represented, but with at least three-quarters of the votes cast (or four-fifths for amendments to the provisions of the CMB.TECH Articles of Association dealing with the corporate purpose).

Preferential Subscription Rights

Bermuda law does not provide a shareholder with a preemptive right to subscribe for additional issues of a company’s shares unless, and to the extent that, the right is expressly granted to the shareholder under the bye-laws of a company or under any contract between the shareholder and the company.

Holders of Golden Ocean’s common shares do not have any such preemptive rights pursuant to Golden Ocean’s bye-laws.

Whenever the share capital of CMB.TECH is increased by means of a contribution in cash or convertible bonds or subscription rights are issued, existing shareholders have the preemptive right to be offered the new securities in proportion to the capital their shares represent at the time of the issue. However, the shareholders’ meeting may decide, under the conditions required for amending the articles of association, that all or part of the (i) new shares to be subscribed in cash, (ii) new convertible bonds or (iii) new subscription rights will not be offered by preference to existing shareholders. In such cases, the meeting may grant existing shareholders a right of priority on the allotment of new shares, and similar provisions apply to the issuance of convertible bonds or subscription rights.

The shareholders have authorized the Supervisory Board to restrict or cancel the preferential subscription right in the context of the authorized capital.

In CMB.TECH’s interest, the Supervisory Board is authorized, in the framework of authorized capital, to (i) restrict or suspend the preferential subscription rights of the existing shareholders or (ii) restrict or suspend the preferential subscription rights of the existing shareholders in favor of one or more specific persons. If the preferential subscription rights are suspended or restricted, the Supervisory Board may grant a right of priority to the existing shareholders on allotment of the new shares, convertible bonds or subscription rights.

Derivative Actions

Class actions and derivative actions are generally not available to shareholders under Bermuda law. Bermuda	An actio mandati, a derivative suit instituted on behalf of a company by its shareholders against the

Golden Ocean	CMB.TECH

courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company, or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it. When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company or that the company be wound up.

Subject to any limitations that may be contained in the company’s bye-laws, a shareholder may bring a derivative action on behalf of the company to enforce a right of the company (as opposed to a right of its shareholders) against its officers (including directors) for breach of their statutory and fiduciary duty to act honestly and in good faith with a view to the best interests of the company.

Golden Ocean’s bye-laws contain provisions whereby each shareholder (i) agrees that the liability of the company’s officers shall be limited, (ii) agrees to waive any claim or right of action such shareholder might have, whether individually or in the right of the company, against any director, alternate director, officer, person or member of a committee, resident representative or any of their respective heirs, executors or administrators for any action taken by any such person, or the failure of any such person to take any action, in the performance of his or her duties, or supposed duties, to the company or otherwise, and (iii) agrees to allow Golden Ocean to indemnify and hold harmless the company’s officers and directors in respect of any liability attaching to such officer and director incurred by him or her as an officer or director of the company. The restrictions on liability, indemnity and waiver do not extend to any liability of an officer or director for fraud or dishonesty.

company’s directors for breaches of the law, the articles of association or faults in their management are generally available to shareholders. The decision to bring a suit must be made by the vote at a shareholders’ meeting of a simple majority.

Minority shareholders are permitted to bring such a suit against the company’s directors on behalf of the company provided that (i) such shareholders jointly hold at least 1% of the outstanding shares of the company or hold at least EUR 1,250,000 of the company’s capital on the date on which release from liability is granted to a director and (ii) the shareholders instituting the suit voted against the release from liability, abstained from voting or were not present at the relevant meeting at which a director’s release from liability was decided (BCCA 7:157).

Golden Ocean	CMB.TECH

Anti-Takeover Provisions

Certain provisions of Golden Ocean’s memorandum of association and bye-laws may have anti-takeover effects. For example, Golden Ocean’s memorandum of association authorizes the issuance of up to 300,000,000 common shares, $0.05 par value per share, with such preferential, deferred, qualified or other special rights, privileges or conditions, whether in regard to dividend, voting, return of capital or otherwise, as Golden Ocean’s board may determine pursuant to the bye-laws. In addition, Golden Ocean’s bye-laws do not provide for cumulative voting in the election of directors, which may impede a change of control of the company or the removal of management. Additionally, as required by the BCA, at least 10% of the paid-up capital of the company carrying the right to vote at general meetings is required to be held by shareholders in order for a special general meeting of shareholders to be called at the request of such shareholders, which may prevent a shareholder from forcing a special general meeting of shareholders and impede a change of control of the company or the removal of management.

Within the framework of the authorized capital, the Supervisory Board is competent to make use of the authorization to increase CMB.TECH’s share capital to react to a hostile takeover bid, or the risk of the formation of a blocking minority, which might jeopardize CMB.TECH’s stability, continuity or further development.

Additionally, as required by the BCCA, at least one-tenth of the share capital of the company is required to be represented by shareholders seeking to call a special or extraordinary general meeting of shareholders. This requirement may prevent a shareholder from forcing a special or extraordinary general meeting of shareholders and impede a change of control of the company or the removal of directors.

BENEFICIAL OWNERSHIP OF CMB.TECH

The following table sets forth information regarding beneficial ownership of (i) owners of more than five percent of CMB.TECH ordinary shares and (ii) CMB.TECH’s directors and executive officers. All of CMB.TECH’s shareholders, including the shareholders listed in the table below, are entitled to one vote for each CMB.TECH ordinary share held.

Name of Beneficial Owner	Ordinary Shares Beneficially Owned	Percentage of Class Beneficially Owned
5% Shareholders:
Compagnie Maritime Belge NV(1)	178,750,858	92.04%
Directors and Executive Officers:
Alexander Saverys(1)	178,750,858	92.04%
Ludovic Saverys(1)	178,750,858	92.04%
Michael Saverys(1)	178,750,858	92.04%
Maxime Van Eecke	2,486	*
Marc Saverys	0	*
Benoit Timmermans	0	*
Patrick De Brabandere	0	*
Julie De Nul	0	*
Patrick Molis	130,000	*
Catharina Scheers	0	*
Bjarte Bøe	0	*

(1)

Based on the Schedule 13D/A filed on May 30, 2025, Saverco NV (“Saverco”) owns 100% of the outstanding shares of Compagnie Maritime Belge NV and each of Alexander Saverys, Ludovic Saverys and Michael Saverys own approximately 33.33% of the issued shares of Saverco.

*	The percentage of shares beneficially owned by such director or executive officer does not exceed 1% of the outstanding CMB.TECH ordinary shares.

The business address of each of the above persons is De Gerlachekaai 20, 2000 Antwerp, Belgium.

CMB.TECH has 36 shareholders of record, eight of which were located in the United States and held an aggregate of 5,377,301 CMB.TECH ordinary shares, representing approximately 2.77% of the outstanding CMB.TECH ordinary shares. However, one of the U.S. shareholders of record is Cede & Co., a nominee of DTC, which held 5,373,754 CMB.TECH ordinary shares, as of that date. CMB.TECH believes that the CMB.TECH ordinary shares held by Cede & Co. include shares beneficially owned by holders in the United States and non-U.S. beneficial owners.

BENEFICIAL OWNERSHIP OF GOLDEN OCEAN

The following table sets forth information regarding beneficial ownership of (i) owners of more than five percent of Golden Ocean common shares and (ii) Golden Ocean’s directors and executive officers. All of the Golden Ocean’s shareholders, including the shareholders listed in the table below, are entitled to one vote for each Golden Ocean common share held.

Name of Beneficial Owner	Common Shares Beneficially Owned	Percentage of Class Beneficially Owned
5% Shareholders:
CMB.TECH Bermuda Ltd.	98,400,204	49.4%
Directors and Executive Officers:
James O’Shaughnessy	0	*
Tonesan Amissah	0	*
Patrick De Brabandere	0	*
Patrick Molis	100,000	*
Carl Erik Steen	0	*
James Ayers	0	*
Peder Simonsen	0	*
Randi Navdal Bekkelund	0	*

*	The percentage of shares beneficially owned by such director or executive officer does not exceed 1% of the outstanding Golden Ocean common shares.

The business address of each of the above persons apart from CMB.TECH Bermuda Ltd. is 14 Par-la-Ville Road, PO Box HM 1593, Hamilton HM 08, Bermuda. The business address of CMB.TECH Bermuda Ltd. is 2 Church Street, Hamilton HM 11, Bermuda.

Golden Ocean has 103 shareholders of record, 32 of which were located in the United States and held an aggregate of 199,390,176 Golden Ocean common shares, representing approximately 99.9% of the issued and outstanding Golden Ocean common shares. However, one of the U.S. shareholders of record is Cede & Co., a nominee of DTC, which held 199,383,135 Golden Ocean common shares, as of that date. Golden Ocean believes that the Golden Ocean common shares held by Cede & Co. include shares beneficially owned by holders in the United States and non-U.S. beneficial owners.

CMB.TECH, indirectly through Merger Sub, owns approximately 49.4% of the issued and outstanding Golden Ocean common shares (excluding treasury shares), and has agreed, pursuant to the Merger Agreement (subject to certain exceptions), to vote those shares in favor of the proposals at the Special General Meeting. For more information, see “The Merger Agreement – Voting Undertaking.”

ENFORCEABILITY OF CIVIL LIABILITIES

After the Merger, the Combined Company will be a Belgian company, and its principal executive office will be located in Belgium. Substantially all of the Combined Company’s assets will be located outside the United States and all of the Combined Company’s executive officers and all of the Combined Company’s directors will reside outside the United States. Further, all of the experts named in this proxy statement/prospectus reside outside of the United States.

As a result, you may have difficulty serving legal process within the United States upon the Combined Company or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against the Combined Company or these persons.

Furthermore, there is substantial doubt that courts where the Combined Company’s assets, directors or officers and such experts are located (i) would enforce judgments of U.S. courts obtained in actions against the Combined Company, its directors or officers and such experts based upon the civil liability provisions of applicable U.S. federal and state securities laws or (ii) would enforce, in original actions, liabilities against the Combined Company, its directors or officers and such experts based on those laws.

LEGAL MATTERS

Matters relating to United States law will be passed upon for CMB.TECH by Seward & Kissel LLP, One Battery Park Plaza, New York, New York, 10004 U.S.A. The validity of the CMB.TECH ordinary shares and certain other matters relating to Belgian law will be passed upon for CMB.TECH by Argo Law BV, Borsbeeksebrug 28, 2600 Antwerp, Belgium.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this proxy statement/prospectus by reference to the annual report on Form 20-F of Golden Ocean for the year ended December 31, 2024 have been so incorporated in reliance on the report of PricewaterhouseCoopers AS, an independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting. PricewaterhouseCoopers AS is a member of Den norske Revisorforening.

The consolidated financial statements CMB.TECH NV (the Company) as of December 31, 2024 and 2023 and for each of the two years in the period ended December 31, 2024 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2024 incorporated by reference in this Prospectus and in the Registration Statement have been so incorporated in reliance on the reports of BDO Bedrijfsrevisoren BV, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The report on the effectiveness of internal control over financial reporting contains an explanatory paragraph relating to the exclusion of CMB.TECH Enterprises NV from the scope of management’s assessment of the effectiveness of internal control over financial reporting and our audit of internal control over financial reporting as of December 31, 2024.

BDO Bedrijfsrevisoren BV, Antwerp, Belgium, is a member of the Instituut van de Bedrijfsrevisoren / Institut des Réviseurs d’Entreprises.

The consolidated financial statements of CMB.TECH (formerly Euronav NV) for the year ended December 31, 2022 have been incorporated by reference in this proxy statement/prospectus by reference from its annual report on Form 20-F for the year ended December 31, 2024, and are so incorporated in reliance upon the report of KPMG Bedrijfsrevisoren BV / KPMG Réviseurs d’Entreprises SRL, an independent registered public accounting firm, also incorporated herein by reference, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

CMB.TECH has filed with the SEC the Form F-4 Registration Statement under the Securities Act relating to the securities offered by this proxy statement/prospectus. This proxy statement/prospectus is a part of that Form F-4 Registration Statement, which includes additional information.

Government Filings

CMB.TECH and Golden Ocean file annual and other reports with the SEC. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants such as CMB.TECH and Golden Ocean that file electronically with the SEC. Further information about CMB.TECH is available on its website at https://cmb.tech. Further information about Golden Ocean is available on its website at https://www.goldenocean.bm/. The information on these websites does not constitute a part of this proxy statement/prospectus.

Information Incorporated by Reference

The SEC allows CMB.TECH and Golden Ocean to “incorporate by reference” information into this proxy statement/prospectus from other information that they file with the SEC. This means that they can disclose important information to you by referring you to another document that they filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, and certain information that CMB.TECH or Golden Ocean files later with the SEC prior to the date of the Special General Meeting, as it may be adjourned, will also be considered to be part of this proxy statement/prospectus and will automatically update and supersede information that they filed previously, including information contained in this document.

CMB.TECH incorporates by reference the documents listed below:

•	CMB.TECH’s annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 9, 2025;

•	CMB.TECH’s Reports on Form 6-K, furnished to the SEC on April 10, 2025, April 14, 2025, April 23, 2025, April 22, 2025, April 24, 2025, May 1, 2025, May 21, 2025, May 22, 2025 and May 30, 2025; and

•

the description of CMB.TECH ordinary shares contained in its Registration Statement on Form 8-A, filed with the SEC on January 21, 2015, including any subsequent amendments or reports filed for the purpose of updating such description.

Golden Ocean incorporates by reference the documents listed below:

•	Golden Ocean’s annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 20, 2025;

•	Golden Ocean’s Reports on Form 6-K, furnished to the SEC on March 25, 2025, March 31, 2025, April 7, 2025, April 23, 2025, May 9, 2025, May 21, 2025 and May 29, 2025; and

•

The description of Golden Ocean common shares contained in its Registration Statement on Form 8-A, filed with the SEC on August 1, 2016, including any subsequent amendments or reports filed for the purpose of updating such description.

A copy of each of these documents is being furnished together with the copy of this proxy statement/prospectus that is being sent to security holders.

CMB.TECH and Golden Ocean are also incorporating by reference any document that they file after the date of the filing of the Form F-4 Registration Statement of which this proxy statement/prospectus forms a part and prior to the effectiveness of that registration statement, any future filings they make with the SEC under the Exchange Act, including all subsequent annual reports on Form 20-F that they file with the SEC and certain reports on Form 6-K that they furnish to the SEC after the date of this proxy statement/prospectus (if they state that they are incorporated by reference into the registration statement of which this proxy statement/prospectus forms a part) until the date of the Special General Meeting, as it may be adjourned. In all cases, you should rely on the later information over different information included in this proxy statement/prospectus or any prospectus supplement.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus and any accompanying prospectus supplement. CMB.TECH and Golden Ocean have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. CMB.TECH and Golden Ocean are not making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this proxy statement/prospectus and any accompanying prospectus supplement as well as the information CMB.TECH filed with the SEC and is incorporated by reference, is accurate as of the dates on the front cover of those documents only. CMB.TECH’s business, financial condition and results of operations and prospects may have changed since those dates.

You may request a free copy of the above-mentioned filings or any subsequent filing that CMB.TECH incorporates by reference to this proxy statement/prospectus by writing or calling CMB.TECH at the following address:

CMB.TECH NV

De Gerlachekaai 20

2000 Antwerp

Belgium

Tel: +32-3-247-5911

You may request a free copy of the above-mentioned filings or any subsequent filing that Golden Ocean incorporates by reference to this proxy statement/prospectus by writing or calling Golden Ocean at the following address:

GOLDEN OCEAN GROUP LIMITED

Par-la-Ville Place

14 Par-la-Ville Road,

Hamilton HM 08

Bermuda

Tel: +1 (441) 295-6935

You will not be charged for any of the documents that you request. If you would like to request documents, please do so by August 12, 2025 in order to receive them before the Special General Meeting.

Annex A

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

dated as of May 28, 2025

among

CMB.TECH NV

CMB.TECH BERMUDA LTD.

and

GOLDEN OCEAN GROUP LIMITED

A-i

(continued)

A-ii

(continued)

A-iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of May 28, 2025 (this “Agreement”), among CMB.TECH NV, a public limited liability company organized under the laws of the Kingdom of Belgium (“Parent”), CMB.TECH Bermuda Ltd., an exempted company limited by shares incorporated under the laws of Bermuda and a direct wholly-owned subsidiary of Parent (“Merger Sub”), and Golden Ocean Group Limited, an exempted company limited by shares incorporated under the laws of Bermuda (the “Company”). Parent, Merger Sub and the Company are each referred to herein as a “Party” and collectively as the “Parties”. Capitalized terms used herein shall have the meanings ascribed to such terms in Section 1.1 and elsewhere in this Agreement.

RECITALS

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, the Parties wish to merge the Company with and into Merger Sub (the “Merger”), with Merger Sub continuing as the surviving company of such Merger and remaining as a direct wholly-owned subsidiary of Parent;

WHEREAS, a transaction advisory committee composed of the Company’s disinterested directors (the “Transaction Committee”) established by the board of directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement and the Transactions, including the Merger, are fair to and in the best interests of its shareholders, (ii) declared advisable this Agreement and the Transactions, including the Merger, and (iii) recommended to the Company Board that this Agreement and the Transactions, including the Merger, be approved by the Company Board and submitted to the Company Shareholders Meeting for approval;

WHEREAS, the Company Board, upon the recommendation of the Transaction Committee, has (i) determined that this Agreement and the Transactions, including the Merger, are fair to and in the best interests of the Company and its shareholders, (ii) approved, adopted and declared advisable this Agreement and the Transactions, including the Merger, and (iii) recommended that this Agreement and the Transactions, including the Merger, be submitted to the Company Shareholders Meeting for approval;

WHEREAS, each of the supervisory board of Parent (the “Parent Board”) (on its own behalf and as the sole shareholder of Merger Sub) and the board of directors of Merger Sub has approved this Agreement and the Transactions, including the Merger;

WHEREAS, for U.S. federal income tax purposes, it is intended that (i) the Merger, including the receipt of Parent Shares by Company Common Shareholders, qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations thereunder, and (ii) this Agreement constitutes, and is adopted as, a “plan of reorganization” for purposes of Section 368 of the Code and the Treasury Regulations thereunder; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions thereto.

NOW, THEREFORE, in consideration of the foregoing and the representations and warranties, covenants and agreements contained herein, the Parties hereby agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

SECTION 1.1. Certain Definitions.

(a) When used in this Agreement, the following terms will have the meanings assigned to them in this Section 1.1(a):

“1933 Act” means the Securities Act of 1933, as amended.

“1934 Act” means the Securities Exchange Act of 1934, as amended.

“Acquisition Proposal” means any offer, proposal, inquiry or indication of interest or any public announcement of intention to enter into any agreement or of (or intention to make) any offer, proposal, inquiry or indication of interest by a Third Party relating to any transaction or series of related transactions involving (i) any direct or indirect acquisition, lease or other disposition of assets of the Company or its Subsidiaries (including any Company Vessels or voting securities of the Company’s Subsidiaries) equal to, individually or in the aggregate, 15% or more of the fair market value of the consolidated assets of the Company and its Subsidiaries or to which 15% or more of the consolidated net income or revenues of the Company and its Subsidiaries for the then most recently completed four-quarter period are attributable, (ii) any direct or indirect acquisition of 15% or more of the total outstanding equity or voting securities of the Company, including by way of tender offer or exchange offer, (iii) a merger, amalgamation, consolidation, spin-off, share exchange (including a split-off), business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, extraordinary dividend, dissolution or other similar transaction involving the Company or any of its Subsidiaries involving (A) 15% or more of the consolidated assets of the Company and its Subsidiaries or assets of the Company and/or any of its Subsidiaries that represented, individually or in the aggregate, 15% or more of the consolidated net income or revenues of the Company for the then most recently completed four-quarter period or (B) 15% or more of the total outstanding equity or voting securities of the Company, or (iv) any other transaction or series of transactions having a similar effect to those described in clauses (i), (ii) or (iii).

“Action” means any litigation, claim, action, suit, hearing, arbitration, audit, inspection, investigation or other proceeding (whether civil, criminal, administrative, labor or investigative) by or before a Governmental Authority or arbitrator(s).

“Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls, is Controlled by or is under common Control with, such Person. For purposes of this definition and as used otherwise in this Agreement, “Control” (including the terms “Controlled by” and “under common Control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, as trustee or executor, by Contract or otherwise; provided, that in no event shall any portfolio company of a private equity investor or asset management investor in a Party be deemed an Affiliate of such Party, and in no event shall Parent be deemed an Affiliate of the Company.

“Antitrust Laws” means any antitrust, competition or trade regulatory Laws of any jurisdiction, including the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“BCA” means the Companies Act 1981, as amended, of Bermuda.

“BCCA” means the Belgian Code of Companies and Association adopted by the Act of March 23, 2019, as amended and replaced from time to time.

“BDO” means BDO Bedrijfsrevisoren BV.

“Bermuda Merger Agreement” means the statutory merger agreement among the Company, Parent and Merger Sub substantially in the form of the agreement attached hereto as Exhibit A.

“Book-Entry Share” means a Company Common Share outstanding immediately prior to the Effective Time represented by book-entry.

“Business Day” means (except as otherwise expressly set forth herein) a day other than Saturday, Sunday or other day on which commercial banks located in New York, New York, Hamilton, Bermuda, Oslo, Norway or in Brussels, Belgium are authorized or required by applicable Law to close.

“Certificate” means each certificate which, immediately prior to the Effective Time, represented outstanding Company Common Shares.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Balance Sheet” means the audited consolidated balance sheet of the Company as of December 31, 2024, and the footnotes thereto, audited by the Company’s auditors PricewaterhouseCoopers AS.

“Company Balance Sheet Date” means December 31, 2024.

“Company Benefit Plan” means any employee benefit plan, including any (i) deferred compensation or retirement plan or arrangement, (ii) defined contribution retirement plan or arrangement, (iii) defined benefit retirement plan or arrangement, (iv) employee welfare benefit plan or material fringe benefit plan or program, or (v) stock purchase, stock option, severance pay, employment, change-in-control, retention, vacation pay, salary continuation, sick leave, excess benefit, bonus or other incentive compensation, life insurance, employee loan or other employee benefit plan, practice, contract, program, policy or other arrangement, whether written or oral, formal or informal, whether or not subject to ERISA, under which any present or former employee, director, officer, consultant or independent contractor of the Company or any of its Subsidiaries has any present or future right to compensation, payments or benefits and that is sponsored or maintained or contributed to by the Company or any of its Subsidiaries.

“Company Common Shareholders” means those Persons holding outstanding Company Common Shares immediately prior to the Effective Time.

“Company Common Shares” means common shares of the Company, $0.05 par value per share.

“Company Disclosure Documents” means any form, report, schedule, statement or other document required to be filed or provided with or to the SEC, NASDAQ, the NFSA, the OSE or other Governmental Authority by the Company or distributed or otherwise disseminated by the Company to the Company’s shareholders in connection with the Transactions, including the Registration Statement or the Proxy Statement.

“Company Disclosure Letter” means the Disclosure Letter dated the date hereof regarding this Agreement that has been provided by the Company to Parent.

“Company Material Adverse Effect” means any change, effect, event, occurrence, or development that, individually or in the aggregate with all such other changes, events, occurrences or developments, (i) has or would reasonably be expected to have a material adverse effect on the financial condition, business, assets (including Company Vessels), and liabilities (taken as a whole) or results of operations of the Company and its Subsidiaries, taken as a whole; provided, that none of the changes, effects, events, occurrences or developments to the extent attributable to the following shall be taken into account in determining whether there has been a Company Material Adverse Effect: (A) changes in applicable Law, GAAP or IFRS or authoritative interpretations thereof, in each case, after the date hereof, (B) changes in the global financial or securities markets or general global economic or political conditions, (C) changes or conditions generally affecting the industry in which the Company and its Subsidiaries operate, (D) acts of war, sabotage or terrorism, or any escalation or the worsening of the foregoing, or natural disasters, (E) other than for purposes of Section 4.3 and Section 4.17(f) (and, to the extent related thereto, the conditions set forth in Section 9.3(a)(iii)), the execution or performance of this Agreement or the announcement or consummation of the Transactions, (F) any failure by the Company and its Subsidiaries to meet any internal or published projections, forecasts or predictions in respect of financial or operating performance for any future period (provided that, in the case of this clause (F), the underlying cause of any such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred), (G) the taking of any action required or permitted by this Agreement provided, that the exception in this clause (G) shall not apply to any representation or warranty contained in Section 4.3 or Section 4.17(f) (and, to the extent related thereto, the conditions set forth in Section 9.3(a)(iii)), or (H) the Specified Approvals having not been obtained at Closing; provided, that the effect of any matter referred to in clauses (A), (B), (C), or (D) shall only be excluded to the extent that such matter does not disproportionately affect the Company and its Subsidiaries, taken as a whole, relative to other entities operating in the dry bulk cargo shipping industry, or (ii) has or would reasonably be expected to materially impair the ability of the Company to perform its obligations under this Agreement or materially delay the ability of the Company to consummate the Transactions.

“Company Permitted Liens” means (i) Liens disclosed on the Company Balance Sheet, (ii) Liens for Taxes that are not yet due and payable or that are being contested in good faith by appropriate proceedings (and for which adequate accruals or reserves have been established on the Company Balance Sheet), (iii) statutory Liens of landlords and workers’, carriers’ and mechanics’ or other like Liens incurred in the ordinary course of business consistent with past practices for amounts that are not yet due and payable or that are being contested in good faith, (iv) Liens on Company Vessels for crews’ wages and salvage, for claims covered by insurance, and for maritime liens arising in the ordinary course of business which secure obligations not yet due and payable or not more than thirty (30) days overdue, (v) other Liens incidental to the conduct of the business of the Company and its Subsidiaries or the ownership of the Company’s or its Subsidiaries’ property and assets and arising by operation of law which secure obligations not yet due or payable or not more than thirty (30) days overdue, (vi) restrictions on transfer of securities under applicable securities Laws, (vii) Liens that will be released on or prior to the Closing Date, and (viii) Liens incurred in the ordinary course of business consistent with past practice that are not reasonably likely to adversely interfere in a material way with the use of the property or assets encumbered thereby.

“Company Vessels” means Company Owned Vessels and Company Leased Vessels.

“Contract” means any contract, agreement, note, bond, indenture, mortgage, guarantee, option, derivative, lease, license, sales or purchase order, warranty, commitment or other instrument, obligation or binding arrangement or understanding of any kind, whether written or oral.

“Contribution in Kind” means the Belgian legal concept of a capital increase following a contribution in kind (“inbreng in natura/apport en nature”) as set out in articles 7:196 and 7:197 of the BCCA.

“Control” has the meaning specified in the definition of Affiliate.

“Dissenting Company Shares” means Company Common Shares held by Dissenting Shareholders.

“Dissenting Shareholder” means a Company Common Shareholder who, as of the Effective Time, (i) did not vote in favor of the Company Shareholders Approval, (ii) complied with all of the provisions of the BCA concerning the right of the Company Common Shareholders to require appraisal of the Company Common Shares pursuant to the BCA, and (iii) made an application to the Supreme Court of Bermuda pursuant to Section 106(6) of the BCA.

“Environmental Laws” means applicable Laws, any agreement with any Governmental Authority and Maritime Guidelines, in each case, relating to human health and safety, the environment or to pollutants, natural resources, contaminants, wastes or chemicals or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substances, wastes or materials (including the Comprehensive Environmental Response, Compensation, and Liability Act, as amended, 42 U.S.C. §9601 et seq., the Oil Pollution Act of 1990, the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq., the Hazardous Material Transportation Act, 49 U.S.C. § 1801 et seq., the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq., and any state and local or foreign counterparts or equivalents).

“ERISA” means the Employee Retirement Income Security Act of 1974.

“EU Exemption Document” means the exemption document issued by Parent with respect to the admission to trading of the Merger Consideration in accordance with Article 1, section 5, (f) of the EU Prospectus Regulation 2017/1129.

“Euronext” means the regulated market in Brussels, operated by Euronext Brussels SA/NV.

“Exchange Agent” means Computershare, Inc. and its subsidiary Computershare Trust Company, N.A. or such other bank or independent financial institution in the United States (or non-Belgian Affiliate thereof) reasonably acceptable to the Company and Parent.

“Exchange Agent Agreement” means the Exchange Agent Agreement, to be entered into among the Company, Parent and the Exchange Agent prior to the Closing Date, in substantially the form attached hereto as Exhibit B.

“FSMA” means the Belgian Financial Services and Markets Authority.

“GAAP” means accounting principles generally accepted in the United States, consistently applied.

“Governmental Authority” means any entity or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to United States federal, state or local government or other non-United States (including Bermuda, Norway and the Kingdom of Belgium), international, multinational, supranational (including the European Union or the European Central Bank) or other government or body, including any department, commission, board, agency, instrumentality, political subdivision, bureau, official or other regulatory, administrative or judicial authority thereof and any self-regulatory organization, including NASDAQ, the NYSE, the OSE and Euronext.

“Governmental Authorizations” means, with respect to any Person, all licenses, permits (including construction permits), certificates, waivers, consents, franchises, accreditations, exemptions, variances, easements, expirations and terminations of any waiting period requirements and other authorizations and approvals issued to such Person by or obtained by such Person from any Governmental Authority, or of which such Person has the benefit under any applicable Law.

“IFRS” means the international financial reporting standards adopted by the International Accounting Standards Board from time to time, consistently applied.

“Indebtedness” means, with respect to any Person as of any date of determination, without duplication, any (i) obligation of such Person with respect to any indebtedness for borrowed money as of such date (including all obligations for principal, accrued interest, and any premiums, penalties, fees, expenses and breakage costs that are payable by such Person as of such date), (ii) obligation of such Person with respect to any indebtedness evidenced by any bond, debenture, note, mortgage, indenture or other debt instrument or debt security as of such date (including all obligations for principal, accrued interest, and any premiums, penalties, fees, expenses and breakage costs that are payable by such Person as of such date), (iii) obligation of such Person with respect to any sale/leaseback or similar arrangement in respect of a vessel (including all obligations for principal, accrued interest, and any premiums, penalties, fees, expenses and breakage costs that are payable by such Person as of such date), (iv) all reimbursement obligations with respect to outstanding banker’s acceptances or letters of credit, but in the case of letters of credit only to the extent drawn as of such date, (v) liability of such Person as of such date with respect to any hedging obligations, including interest rate or currency exchange swaps, collars, caps or similar hedging obligations, (vi) responsibility or liability of such Person as of such date directly or indirectly as obligor, guarantor, surety or otherwise of any of the foregoing, and (vii) obligations of the type referred to in clauses (i) through (vi) of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person).

“Intervening Event” means a material fact, event, change, development, or set of circumstances (other than an Acquisition Proposal) affecting the business, assets or operations of the Company and occurring or arising after the date of this Agreement that was not known or reasonably foreseeable by the Transaction

Committee or the Company Board as of or prior to the date of this Agreement; provided, that no fact, event, change, development or set of circumstances shall constitute an Intervening Event if such fact, event, change, development or set of circumstances (a) affects the dry bulk cargo shipping industry generally (including events that generally affect the market value of vessels or charter hire rates), or (b) resulted from or arose out of the announcement or consummation of the Transactions or the compliance by the Company with its covenants and agreements hereunder; provided, further, that no such effect on the Company shall be considered to be material and thus an Intervening Event if the economic impact on the Company is less than $100,000,000.

“Knowledge of Parent” or any similar phrase means the actual knowledge of Alexander Saverys or Ludovic Saverys.

“Knowledge of the Company” or any similar phrase means the actual knowledge of Peder Simonsen.

“Law” means any foreign, supranational, federal, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, Order or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, hypothecation, charge, security interest, infringement, interference, right of first refusal, right of first offer, preemptive right, option, community property right or other adverse claim or encumbrance of any kind in respect of such property or asset.

“Maritime Guidelines” means any United States, international or non-United States (including the Marshall Islands, Liberia and Bermuda) rule, code of practice, convention, protocol, guideline or similar requirement or restriction concerning or relating to a Company Vessel or Parent Vessel, as applicable, and to which a Company Vessel or Parent Vessel, as applicable, is subject and required to comply with, imposed, published or promulgated by any relevant Governmental Authority, the International Maritime Organization, such Company Vessel’s or Parent Vessel’s, as applicable, classification society or the insurer(s) of such Company Vessel or Parent Vessel, as applicable.

“Material Contracts” means each Contract described in Section 4.15(a) or Section 5.15(a), as the case may be.

“Merger Consideration” means the Parent Shares to be issued pursuant to Section 3.1(a) and Section 3.2(b).

“NASDAQ” means the NASDAQ Global Select Market.

“Newbuildings” means vessels contracted to be constructed, under construction or newly constructed for, but not yet delivered to, (i) the Company or any of its Subsidiaries, other than Company Vessels or (ii) Parent or any of its Subsidiaries, other than Parent Vessels, in each case, as applicable.

“NFSA” means the Norwegian Financial Supervisory Authority.

“Norwegian Securities Trading Act” means the Norwegian Securities Trading Act of June 29, 2007, no. 75, as amended.

“Notarial Deed” means the notarial deed to be enacted by a Belgian notary public with respect to the capital increase within the framework of the authorized capital resulting from the Contribution in Kind by the Exchange Agent of the Surviving Company Shares in the name and on behalf of and for the account and benefit of the former Company Common Shareholders to Parent in return for being issued the Merger Consideration (new Parent Shares) in the name and on behalf of and for the account and benefit of the former Company Common Shareholders.

“NYSE” means the New York Stock Exchange.

“Order” means any injunction, judgment, decree, order, ruling, writ, assessment, subpoena or verdict or other decision issued, promulgated or entered by or with any Governmental Authority of competent jurisdiction.

“OSE” means the Oslo Stock Exchange.

“Parent Audit Report” means the special report on the Contribution in Kind of the Surviving Company Shares drawn up by Parent’s auditors BDO in accordance with article 7:197 of the BCCA.

“Parent Balance Sheet” means the audited consolidated balance sheet of Parent as of December 31, 2024, and the footnotes thereto, audited by Parent’s auditors BDO.

“Parent Balance Sheet Date” means December 31, 2024.

“Parent Benefit Plan” means any employee benefit plan, including any (i) deferred compensation or retirement plan or arrangement, (ii) defined contribution retirement plan or arrangement, (iii) defined benefit retirement plan or arrangement, (iv) employee welfare benefit plan or material fringe benefit plan or program, or (v) stock purchase, stock option, severance pay, employment, change-in-control, retention, vacation pay, salary continuation, sick leave, excess benefit, bonus or other incentive compensation, life insurance, employee loan or other employee benefit plan, practice, contract, program, policy or other arrangement, whether written or oral, formal or informal, whether or not subject to ERISA, under which any present or former employee, director, officer, consultant or individual independent contractor of Parent or any of its Affiliates has any present or future right to compensation, payments or benefits and that is sponsored or maintained or contributed to by Parent or any of its Affiliates.

“Parent Disclosure Documents” means any form, report, schedule, statement or other document required to be filed or provided with or to the SEC, the NYSE, the NFSA, the OSE, Euronext or other Governmental Authority by Parent or distributed or otherwise disseminated by Parent to Parent’s shareholders or the Company’s shareholders in connection with the Transactions, including the Registration Statement, the Proxy Statement, the EU Exemption Document, the Parent Special Board Report and the Parent Audit Report.

“Parent Disclosure Letter” means the Disclosure Letter dated the date hereof regarding this Agreement that has been provided by Parent to the Company.

“Parent Material Adverse Effect” means any change, effect, event, occurrence, or development that, individually or in the aggregate with all such other changes, events, occurrences or developments, (i) has or would reasonably be expected to have a material adverse effect on the financial condition, business, assets (including Parent Vessels), and liabilities (taken as a whole) or results of operations of Parent and Parent’s Subsidiaries, taken as a whole; provided, that none of the changes, effects, events, occurrences or developments to the extent attributable to the following shall be taken into account in determining whether there has been a Parent Material Adverse Effect: (A) changes in applicable Law, GAAP or IFRS or authoritative interpretations thereof, in each case, after the date hereof, (B) changes in the global financial or securities markets or general global economic or political conditions, (C) changes or conditions generally affecting the industry in which Parent and its Subsidiaries operate, (D) acts of war, sabotage or terrorism, or any escalation or worsening of the foregoing, or natural disasters, (E) other than for purposes of Section 5.3 and Section 5.17(f) (and, to the extent related thereto, the conditions set forth in Section 9.2(a)(iii)), the execution or performance of this Agreement or the announcement or consummation of the Transactions, (F) any failure by the Parent and its Subsidiaries to meet any internal or published projections, forecasts or predictions in respect of financial or operating performance for any future period (provided that, in the case of this clause (F), the underlying cause of any such failure may be taken into account in determining whether a Parent Material Adverse Effect has occurred), or (G) the taking of any action required or permitted by this Agreement (provided, that the exception in this clause (G) shall not apply to any representation or warranty contained in Section 5.3 or Section 5.17(f) (and, to the extent related thereto, the conditions set forth in Section 9.2(a)(iii))); provided, that the effect of any matter referred to in clauses (A), (B), (C) or (D) shall only be excluded to the extent that such matter does not disproportionately affect Parent and its Subsidiaries, taken as a whole, relative to other entities operating in the shipping industry, or (ii) has or would reasonably be expected to materially impair the ability of Parent to perform its obligations under this Agreement or materially delay the ability of Parent to consummate the Transactions.

“Parent Permitted Liens” means (i) Liens disclosed on the Parent Balance Sheet, (ii) Liens for Taxes that are not yet due and payable or that are being contested in good faith by appropriate proceedings (and for which adequate accruals or reserves have been established on the Parent Balance Sheet), (iii) statutory Liens of landlords and workers’, carriers’ and mechanics’ or other like Liens incurred in the ordinary course of business consistent with past practices for amounts that are not yet due and payable or that are being contested in good faith, (iv) Liens on Parent Vessels for crews’ wages and salvage, for claims covered by insurance, and for maritime liens arising in the ordinary cause of business which secure obligations not yet due and payable or not more than thirty (30) days overdue, (v) other Liens incidental to the conduct of the business of Parent and its Subsidiaries or the ownership of Parent’s or its Subsidiaries’ property and assets and arising by operation of law which secure obligations not yet due and payable or not more than thirty (30) days overdue, (vi) restrictions on transfer of securities under applicable securities Laws, (vii) Liens that will be released on or prior to the Closing Date, (viii) Liens on the ordinary shares of Merger Sub owned by Parent, (ix) Liens on the ordinary shares of CMB.TECH Enterprises NV pursuant to the Bridge Facility Agreement dated March 4, 2025 and (x) Liens incurred in the ordinary course of business consistent with past practice that are not reasonably likely to adversely interfere in a material way with the use of the property or assets encumbered thereby.

“Parent Shares” means the ordinary shares of Parent, no par value per share.

“Parent Special Board Report” means the special report on the Contribution in Kind of the Surviving Company Shares drawn up by the Parent Board in accordance with article 7:197 of the BCCA.

“Parent Vessels” the Parent Owned Vessels and the Parent Leased Vessels.

“Per Share Merger Consideration” means 0.95 Parent Shares for each Company Common Share (excluding the Specified Company Shares).

“Per Share Monetary Value” means $14.49, it being understood that if, between the date of this Agreement and the Effective Time (i) the outstanding Company Common Shares shall have changed into a different number of shares or a different class by reason of any stock dividend or distribution, subdivision, reclassification, recapitalization, stock split, reverse stock split, stock consolidation, combination, repurchase, exchange of shares or other similar change or event, then this amount shall be correspondingly adjusted to reflect such stock dividend or distribution, subdivision, reclassification, recapitalization, stock split, reverse stock split, stock consolidation, combination, repurchase, exchange of shares or other similar change or event, or (ii) the outstanding Company Common Shares shall have changed into a different number of shares by reason of any issuance of additional shares of stock, the Company shall have issued any securities of a different class or type whatsoever than the Company Common Shares, or the Company shall have issued a cash dividend or other distribution, then this amount shall be correspondingly adjusted to reflect such issuance, dividend or distribution. Any such adjustment shall be made in accordance with the illustrative calculations set forth in Exhibit C.

“Person” means an individual, corporation, partnership, limited liability company, a trust, an unincorporated association, or other entity or organization, including a Governmental Authority.

“Representatives” means, with respect to any Person, the respective directors, officers, employees, consultants, counsel, accountants, agents, advisors, investment bankers and other representatives of, or Persons retained by, such Person.

“SEC” means the United States Securities and Exchange Commission.

“Specified Approvals” means the amendments, consents or waivers identified on Section 1.1 of the Company Disclosure Letter.

“Specified Company Shares” means any Company Common Shares to be canceled in accordance with Section 3.1(b).

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of a non-corporate Person.

“Surviving Company Shares” means common shares of the Surviving Company, $0.01 par value per share.

“Tax Returns” means any return, declaration, report, claim for refund, election, disclosure, estimate or information return or statement required to be supplied to a taxing authority in connection with Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means all federal, state, local and foreign income, profits, tonnage, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, transfer, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), including all estimated taxes, deficiency assessments, additions to tax, penalties and interest, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates.

“Transactions” means the transactions contemplated by this Agreement and the Bermuda Merger Agreement, including the Merger.

“VPS” means the Norwegian central securities depository, Euronext Securities Oslo (Verdipapirsentralen).

(b) For purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires: (i) the meaning assigned to each term defined herein will be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting any gender will include all genders as the context requires; (ii) where a word or phrase is defined herein, each of its other grammatical forms will have a corresponding meaning; (iii) the terms “hereof”, “herein”, “hereunder”, “hereby” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; (iv) when a reference is made in this Agreement to an Article, Section, paragraph, Exhibit or Schedule without reference to a document, such reference is to an Article, Section, paragraph, Exhibit or Schedule to this Agreement; (v) a reference to a subsection without further reference to a Section is a reference to such subsection as contained in the same Section in which the reference appears, and this rule will also apply to paragraphs and other subdivisions; (vi) the word “include”, “includes” or “including” when used in this Agreement will be deemed to include the words “without limitation”, unless otherwise specified; (vii) a reference to any party to this Agreement or any other agreement or document will include such party’s predecessors, successors and permitted assigns; (viii) a reference to any Law means such Law as amended, modified, codified, replaced or reenacted, and all rules and regulations promulgated thereunder; (ix) a reference to any Contract will include such Contract as amended, supplemented or modified (including any waiver thereto)

in accordance with the terms thereof, except that with respect to any Contract listed in the Company Disclosure Letter or the Parent Disclosure Letter, all such amendments, supplements or modifications must also be listed in the Company Disclosure Letter or the Parent Disclosure Letter; (x) all accounting terms used and not defined herein have the respective meanings given to them under GAAP (if relating to the Company) or IFRS (if relating to Parent); (xi) all references to “day” or “days” are to calendar days; (xii) any references in this Agreement to “dollars” or “$” shall be to U.S. dollars; and (xiii) a Party’s obligation to not unreasonably withhold its consent (or similar construction) to any action shall not be deemed to imply that there are circumstances where it would be unreasonable for the Party to withhold its consent to the action in question.

(c) Delivery of Documents and Information. Any document, list or other item shall be deemed to have been “made available” or “delivered” to a Party for all purposes hereof if such document, list or other item was posted no less than one (1) Business Day prior to the date of this Agreement and remained so posted and accessible continuously through the Closing in the virtual data room hosted via ShareFile (located in the Project Artemis folder at https://sewkis.sharefile.com/home/shared/fo40b439-d5e1-4c39-95dc-a205686cf72f) created and maintained by the Parties in connection with the transactions contemplated by this Agreement.

(d) Additional Terms. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Adjournment Period	Section 8.1(e)
Adverse Recommendation Change	Section 6.4(a)
Agreement	Preamble
Appraisal Withdrawal	Section 3.1(e)(ii)
Appraised Fair Value	Section 3.1(e)(i)
Bye-law Amendment	Section 8.1(e)
Certificate of Merger	Section 2.1(c)
Closing	Section 2.1(b)
Closing Date	Section 2.1(b)
Company	Preamble
Company Board	Recitals
Company Board Recommendation	Section 4.2(b)
Company Charter Documents	Section 4.1
Company Disclosure Information	Section 4.8
Company Filing Documents	Section 4.6(a)
Company Group Charter Documents	Section 4.5(b)
Company Interested Party Transaction	Section 4.24(a)
Company Leased Vessels	Section 4.14(a)
Company Owned Vessels	Section 4.14(a)
Company Securities	Section 4.4(b)
Company Shareholders Approval	Section 4.2(a)
Company Shareholders Meeting	Section 8.1(e)
Company Subsidiary Charter Documents	Section 4.5(b)
Company Subsidiary Securities	Section 4.5(c)
D&O Insurance	Section 7.1(c)
Effective Time	Section 2.1(c)
End Date	Section 10.1(b)(i)
Equitable Exceptions	Section 4.2(a)
Exchange Fund	Section 3.2(b)
Indemnified Person	Section 7.1(a)
intentional breach	Section 10.2

Term	Section
Letter of Transmittal	Section 3.2(d)(i)
Material Company Breach	Section 10.1(e)
Material Parent Breach	Section 10.1(d)
Merger	Recitals
Merger Application	Section 2.1(c)
Merger Sub	Preamble
Merger Sub Shareholder Approval	Section 5.2(a)
Non-Disclosure Agreement	Section 6.3
Notice Period	Section 6.4(b)(ii)
OFAC	Section 4.25
Parent	Preamble
Parent Board	Recitals
Parent Charter Documents	Section 5.1
Parent Disclosure Information	Section 5.8
Parent Group Charter Documents	Section 5.5(b)
Parent Leased Vessels	Section 5.14(a)
Parent Owned Vessels	Section 5.14(a)
Parent SEC Documents	Section 5.6(a)
Parent Securities	Section 5.4(b)
Parent Subsidiary Charter Documents	Section 5.5(b)
Parent Subsidiary Securities	Section 5.5(c)
Party or Parties	Preamble
Policies	Section 4.20
Premium Cap	Section 7.1(c)
Proxy Statement	Section 8.1(a)
Registrar	Section 2.1(c)
Registration Statement	Section 8.1(a)
Superior Proposal	Section 6.4(d)
Surviving Company	Section 2.1(a)
Takeover Statute	Section 4.23
Transaction Committee	Recitals
Transaction Committee Recommendation	Section 4.2(b)
Transfer Taxes	Section 8.8
Undistributed Parent Shares	Section 3.2(c)

ARTICLE II

THE MERGER

SECTION 2.1. The Merger.

(a) The Merger. Upon the terms and subject to the conditions of this Agreement and the Bermuda Merger Agreement and in accordance with the BCA, at the Effective Time, the Company shall be merged with and into Merger Sub. Following the Merger, the separate existence of the Company will cease, and Merger Sub will continue its corporate existence under the BCA as the surviving company of the Merger (the “Surviving Company”).

(b) Closing. Subject to the provisions of Article IX, the closing of the Merger (the “Closing”) shall take place: (i) in New York City at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004 USA and at the Belgian notary public’s office of NOTA Notaries in Antwerp, Belgium, as soon as possible, but in any event no later than the date that is five (5) Business Days after the date the conditions set forth in Article IX (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the Party or Parties entitled to the benefit of such conditions; or (ii) at such other place, at such other time or on such other date as the Parties may mutually agree in writing. The date on which the Closing actually takes place and is completed (including the Contribution in Kind and issuance of the Merger Consideration to the Exchange Agent in the name and on behalf of and for the account and benefit of the Company Common Shareholders) is referred to as the “Closing Date”. On the Closing Date, and as soon as reasonably practicable following the Effective Time as contemplated by Section 2.1(c), the Parent and Exchange Agent shall duly execute the Notarial Deed before the Belgian notary public.

(c) Effective Time. Upon the terms and subject to the conditions set forth in this Agreement and the Bermuda Merger Agreement, on or prior to the Closing Date, Parent, Merger Sub and the Company shall (a) execute and deliver the Bermuda Merger Agreement, (b) cause an application for registration of the Surviving Company (the “Merger Application”) to be prepared and filed with the Registrar of Companies in Bermuda (the “Registrar”) and in accordance with Section 108 of the BCA, and (c) cause to be included in the Merger Application a request that the Registrar issue the certificate of merger with respect to the Merger (the “Certificate of Merger”), effective as of the Closing Date and at the time of day mutually agreed upon by the Company and the Parent and set forth in the Merger Application. The Merger will take effect upon the issuance of the Certificate of Merger by the Registrar or at such later date or time as may be agreed by the Parties in writing and specified in the Certificate of Merger in accordance with the BCA (such time, the “Effective Time”).

(d) Effects of the Merger. The Merger will have the effects set forth in this Agreement, the Bermuda Merger Agreement, the Certificate of Merger and the applicable provisions of the BCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the undertakings and property of the Company and Merger Sub shall vest in the Surviving Company and all liabilities, obligations and claims of the Company and Merger Sub shall become the liabilities, obligations and claims of the Surviving Company.

(e) Memorandum of Association and Bye-laws. At the Effective Time, by virtue of the Merger, the memorandum of association and bye-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the memorandum of association and bye-laws of the Surviving Company until thereafter amended in accordance with such memorandum of association, bye-laws and applicable Law.

(f) Directors and Officers of Surviving Company. The directors and officers of Merger Sub at the Effective Time shall be the initial directors and officers, respectively, of the Surviving Company and shall hold office in accordance with the memorandum of association and bye-laws of the Surviving Company until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

ARTICLE III

EFFECT OF THE MERGER

SECTION 3.1. Effect on Share Capital . At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub, any Company Common Shareholder or the holder of any common shares of Merger Sub:

(a) each Company Common Share issued and outstanding immediately prior to the Effective Time (other than any Specified Company Shares) shall be canceled and automatically converted into the right to receive the Per Share Merger Consideration, in the following manner: first, each Company Common Share issued and outstanding immediately prior to the Effective Time (other than any Specified Company Shares) shall be automatically converted into one (1) Surviving Company Share (by way of cancellation of such Company Common Share and issuance of a Surviving Company Share in consideration thereof) and to effect such conversion the Surviving Company shall deliver to the Exchange Agent, solely in the name and on behalf of and for the account and benefit of the former Company Common Shareholders (other than the holders of Specified Company Shares), a number of Surviving Company Shares equal to the total number of Company Common Shares outstanding immediately prior to the Effective Time (reduced by the number of Specified Company Shares), and second, each such Surviving Company Share shall be automatically exchanged for the right to receive the Per Share Merger Consideration, in accordance with the procedures set forth in Section 3.2. As of the Effective Time, all such Company Common Shares (other than any Specified Company Shares) shall no longer be outstanding and shall automatically be canceled and extinguished and shall cease to exist, and shall thereafter represent only the right to receive the Per Share Merger Consideration in the manner contemplated by Section 3.2;

(b) each share of Company Common Shares that is owned by (i) the Company or its Subsidiaries, or (ii) Parent, Merger Sub or their respective Subsidiaries, shall automatically be canceled and extinguished and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(c) each common share of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable Surviving Company Share; and

(d) notwithstanding the foregoing, if, between the date of this Agreement and the Effective Time:

(i) the outstanding Parent Shares or the outstanding Company Common Shares shall have changed into a different number of shares or a different class by reason of any stock dividend or distribution, subdivision, reclassification, recapitalization, stock split, reverse stock split, stock consolidation, combination, repurchase, exchange of shares or other similar change or event, then the Merger Consideration and the Per Share Merger Consideration shall be correspondingly adjusted to reflect such stock dividend or distribution, subdivision, reclassification, recapitalization, stock split, reverse stock split, stock consolidation, combination, repurchase, exchange of shares or other similar change or event; or

(ii) the outstanding Parent Shares or the outstanding Company Common Shares shall have changed into a different number of shares by reason of any issuance of additional shares of stock, the Parent or the Company shall have issued any securities of a different class or type whatsoever than the Parent Shares or the Company Common Shares, or the Parent or the Company shall have issued a cash dividend or other distribution, then the Merger Consideration and the Per Share Merger Consideration shall be correspondingly adjusted to reflect such issuance, dividend or distribution. Any such adjustment to the Merger Consideration and the Per Share Merger Consideration shall be made in accordance with the illustrative calculations set forth on Exhibit C.

(e) Dissenting Company Shares.

(i) At the Effective Time, all Dissenting Company Shares shall be automatically canceled and, unless otherwise expressly required by applicable Law, converted into the right to receive Per Share Merger Consideration pursuant to Section 3.1(a), and any holder of Dissenting Company Shares shall in the event that the fair value of a Dissenting Company Share as appraised by the Supreme Court of Bermuda under Section 106(6) of the BCA (the “Appraised Fair Value”) is greater than the applicable Per Share Merger Consideration, be entitled to receive such difference from the Surviving Company by payment made within one month after such Appraised Fair Value is finally determined by the Supreme Court of Bermuda under Section 106(6) of the BCA.

(ii) In the event that a Company Common Shareholder fails to exercise, perfect, effectively withdraws or otherwise waives any right to appraisal under Section 106(6) of the BCA (each, an “Appraisal Withdrawal”), such Company Common Shareholder shall have no other rights with respect to such Company Common Shares other than as contemplated by Section 3.1(a).

(iii) The Company shall give Parent (i) prompt notice of (a) any demands for appraisal of Dissenting Company Shares or Appraisal Withdrawals and any other written instruments received by the Company relating to dissenter or appraisal rights, and (b) to the extent of Knowledge of the Company thereof, any applications to the Supreme Court of Bermuda for appraisal of the fair value of the Dissenting Company Shares; and (ii) to the extent permitted by applicable Law, the right to participate with the Company in any settlement negotiations and legal proceedings with respect to demands for appraisal pursuant to the BCA in respect of the Dissenting Company Shares. The Company shall not, except with the written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, settle (or offer to settle) any demands for appraisal or waive any Company Common Shareholder’s failure to take any action (or omit to take any action) in order to exercise or perfect such Person’s right to appraisal.

SECTION 3.2. Contribution in Kind to Parent and Delivery of Consideration.

(a) Appointment of Exchange Agent. The appointment of the Exchange Agent to act as agent for the Merger and to, among other things, act as agent in the name and on behalf of and for the account and benefit of the Company Common Shareholders (other than the holders of Specified Company Shares) for the purpose of giving effect to the Contribution in Kind contemplated by this Section 3.2 and delivering the Per Share Merger Consideration to the Company Common Shareholders (other than the holders of Specified Company Shares) pursuant to the terms of this Article III shall be approved by the shareholders of the Company at the Company Shareholders Meeting. Subject to the approval of the appointment of the Exchange Agent by the shareholders of the Company at the Company Shareholders Meeting, Parent and the Company shall appoint the Exchange Agent, pursuant to the Exchange Agent Agreement, as directed by the terms of this Agreement, to act as agent for the Merger and, among other things, to act in the name and on behalf of and for the account and benefit of the Company Common Shareholders (other than the holders of Specified Company Shares) to (i) contribute the Surviving Company Shares to Parent and (ii) accept in their name and on their behalf, in return for such contribution, the Merger Consideration.

(b) Contribution in Kind. As soon as possible on the Closing Date following the Effective Time, and pursuant to the provisions of the BCCA, the Exchange Agent (acting as an exchange agent and solely in the name and on behalf of and for the account and benefit of the Company Common Shareholders (other than the holders of Specified Company Shares)), shall contribute solely in the name and on behalf of and for the account and benefit of the Company Common Shareholders (other than the holders of Specified Company Shares), all of the issued and outstanding Surviving Company Shares that were issued to the Exchange Agent pursuant to Section 3.1(a) and Section 3.2(b) to Parent as a Contribution in Kind, and, in consideration of this Contribution in Kind, Parent shall issue and deliver to the Exchange Agent (solely in the name and on behalf of and for the account and benefit of the Company Common Shareholders (other than the holders of Specified Company Shares)), the Merger Consideration (such Parent Shares constituting the Merger Consideration received by the Exchange Agent and other cash or assets received by the Exchange Agent pursuant to the terms hereof for payment to Company Common Shareholders (other than the holders of Specified Company Shares) are referred to herein as the “Exchange Fund”).

(c) Undistributed Parent Shares. The Exchange Agent Agreement shall provide that, to the extent that there is any shareholders meeting of Parent with a record date occurring during the period of time that the Exchange Agent holds any undistributed Parent Shares in the Exchange Fund (“Undistributed Parent Shares”), the Exchange Agent will not vote for any of such Undistributed Parent Shares on any matter presented for a vote at such Parent shareholders meeting or any postponement or adjournment thereof. Whenever a dividend or other distribution is declared or made with respect to Parent Shares with a record date for such dividend or distribution after the Closing Date, it shall be paid by Parent to the Exchange Agent with respect to all Undistributed Parent Shares on such record date (and such dividends or distributions shall be added to the Exchange Fund and shall be paid over by the Exchange Agent to the Company Common Shareholders (other than the holders of Specified Company Shares) to which the corresponding Parent Shares receiving such dividends or distributions are distributed by the Exchange Agent upon such Company Common Shareholders’ proper delivery pursuant to Section 3.2(d) of a letter of transmittal and Certificate or Book-Entry Shares).

(d) Company Common Shares.

(i) As soon as reasonably practicable after the Closing Date, the Exchange Agent shall mail or otherwise deliver to each Company Common Shareholder whose Company Common Shares were converted into Surviving Company Shares and who has the right to receive Per Share Merger Consideration hereunder: (A) a letter of transmittal (the “Letter of Transmittal”), which shall specify that, in respect of any Certificate, risk of loss and title shall pass only upon receipt thereof (or of an affidavit in accordance with Section 3.4) by the Exchange Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the Letter of Transmittal, and shall be in such form and have such other customary provisions as Parent and the Company may reasonably specify, (B) any notice required pursuant to the BCA, and (C) instructions for use in effecting the surrender of the Certificates or transfer of the Book-Entry Shares, as applicable, held by such Company Common Shareholder. In the event a Company Common Shareholder does not deliver to the Exchange Agent a duly executed and completed Letter of Transmittal and does not deliver the Certificate(s) or surrender the Book-Entry Shares held by such Company Common Shareholder, such Person shall not be entitled to receive the Per Share Merger Consideration relating to such Certificate or Book-Entry Share unless and until such Person delivers a duly executed and completed Letter of Transmittal and Certificate(s) or Book-Entry Shares (or an affidavit in accordance with Section 3.4), as applicable, to the Exchange Agent. Exchange of any Book-Entry Shares shall be effected in accordance with the Exchange Agent’s customary procedures with respect to securities represented by book entry. Until surrendered as contemplated by this Section 3.2(d), each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Per Share Merger Consideration pursuant to Section 3.1(a) and this Section 3.2.

(ii) Upon the Exchange Agent’s receipt of a duly executed and completed Letter of Transmittal and the surrender of the Certificates or transfer of the Book-Entry Shares held by any Company Common Shareholder (or an affidavit in accordance with Section 3.4), the Exchange Agent shall deliver, in accordance with Section 3.1(a), to such Company Common Shareholder an aggregate number of such Parent Shares equal to the sum of such Company Common Shareholder’s Per Share Merger Consideration for each Company Common Share properly surrendered by such Company Common Shareholder pursuant hereto.

(iii) The Per Share Merger Consideration paid or payable and issued or issuable upon the surrender of Company Common Shares in accordance with the terms of this Article III shall be paid or payable and issued or issuable in full satisfaction of all rights pertaining to the Company Common Shares.

(e) Transfer Books Closed. From and after the Effective Time, the transfer books of the Company shall be closed, and there shall be no further registration of transfers on the transfer books of the Company of the Company Common Shares that were outstanding immediately prior to the Effective Time.

(f) No Fractional Shares. No fractional Parent Shares shall be issued in connection with the Merger, but, in lieu thereof, any Person who would otherwise be entitled to a fraction of a Parent Share (after aggregating for each particular Certificate or Book-Entry Share all fractional shares of Parent Shares to be received by such Person) shall receive from the Exchange Agent an amount in cash (rounded to the nearest whole cent), without interest, equal to the product of (i) such fraction and (ii) the Per Share Monetary Value. Following the Closing Date, the Exchange Agent shall sell at then-prevailing prices on the NYSE such number of Parent Shares constituting a portion of the Exchange Fund as represents the aggregate of all fractional entitlements of all Company Common Shareholders (other than the holders of Specified Company Shares), with the cash proceeds of such sales to be used by the Exchange Agent to fund the foregoing payments in lieu of fractional shares (and if the proceeds of such share sales by the Exchange Agent are insufficient for such purpose, then Parent shall promptly deliver to the Exchange Agent additional funds in an amount equal to the deficiency required to make all such payments in lieu of fractional shares). The Parties acknowledge that payment of the cash consideration in lieu of delivering fractional shares was not separately bargained for consideration, but merely represents a mechanical rounding off for purposes of simplifying the corporate and accounting complexities that would otherwise be caused by the delivery of fractional Parent Shares.

(g) Undistributed Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the Company Common Shareholders (other than the holders of Specified Company Shares), for six (6) months after the Closing Date shall be delivered to a Subsidiary of the Surviving Company designated by Parent, and any such Person, to the extent such Person has not previously complied with this Section 3.2 shall thereafter look only to Parent for, and Parent shall remain liable for, the Per Share Merger Consideration to which such Person is entitled pursuant to this Agreement. Any such portion of the Exchange Fund remaining unclaimed by the Company Common Shareholders (other than the holders of Specified Company Shares) for five (5) years after the Closing Date (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority) shall, to the extent permitted by Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(h) No Liability. None of Parent, Merger Sub, the Company, the Surviving Company, the Exchange Agent or any employee, officer, director, agent or Affiliate of any of them, shall be liable to any holder or former holder of Company Common Shares or to any other Person with respect to any Parent Shares (or dividends or distributions with respect thereto), or for any cash amounts, properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of any such shares immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Parent, free and clear of any claims or interest of any such holders, their successors, assigns or personal representatives previously entitled thereto or any other Person.

(i) Dispute Resolution. Prior to the Closing Date, any disputes regarding this Section 3.2 shall be addressed and resolved jointly by the Company and Parent, and any amendments to or waivers of any provision of this Section 3.2 shall be made jointly by the Company and Parent. After the Closing, any such disputes shall be addressed and resolved by the Parent Board.

SECTION 3.3. Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, the Surviving Company and Parent shall be entitled to deduct and withhold from any consideration otherwise payable under this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of applicable state, local or foreign Tax Law and shall timely pay such withholding amount to the appropriate Governmental Authority. If the Exchange Agent, the Surviving Company or Parent, as the case may be, so withholds amounts, to the extent timely remitted to the appropriate Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which the Exchange Agent, the Surviving Company or Parent, as the case may be, made such deduction and withholding.

SECTION 3.4. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Company Common Shareholder claiming such Certificate to be lost, stolen or destroyed (in form and substance reasonably satisfactory to Parent) and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it or the Exchange Agent, as the case may be, with respect to such Certificate, the Exchange Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the Per Share Merger Consideration to be paid in respect of the Company Common Shares, as the case may be, represented by such Certificate, as contemplated by this Article III.

SECTION 3.5. Parent Capital Increase. Parent shall take, or cause to be taken, all actions as may be necessary for Parent to issue the Parent Shares required to be issued pursuant to Section 3.1(a) and Section 3.2(a), including the due preparation, drafting, execution and filing (as the case may be) of the Parent Special Board Report, the Parent Audit Report, the Notarial Deed and any other instruments of issuance.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as set forth in the Company Disclosure Letter, or (ii) as disclosed in Company Filing Documents filed or furnished and made publicly available on or after January 1, 2024 through the date of this Agreement to the extent such disclosure on its face appears to constitute information that would reasonably be deemed a qualification or exception to the following representations and warranties (other than any forward looking disclosures set forth in any risk factor section, any disclosures in any section related to forward looking statements included in any such reports, schedules, forms or documents and any other disclosures included therein to the extent that such statements are primarily cautionary, predictive or forward-looking in nature), the Company represents and warrants to Parent and Merger Sub that:

SECTION 4.1. Organization, Qualification and Corporate Power. The Company is an exempted company limited by shares duly incorporated, validly existing and in good standing under the Laws of Bermuda, and has all requisite corporate power and authority and all Governmental Authorizations, directly or indirectly, to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. The Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing (where applicable) or has equivalent status, in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing or to have equivalent status would not have a Company Material Adverse Effect. The Company has heretofore made available to Parent true and complete copies of the memorandum of association, bye-laws and any other governing documents of the Company (the “Company Charter Documents”) as currently in effect as of the date hereof.

SECTION 4.2. Authorization.

(a) The delivery and performance by the Company of this Agreement, the Bermuda Merger Agreement and the consummation by the Company of the Transactions are within the Company’s corporate powers and, except for the Company Shareholders Approval, have been duly authorized by all necessary corporate action on the part of the Company. Subject to the Company effecting the Bye-law Amendment pursuant to Section 8.1(e), the only vote of the holders of any of the Company’s share capital required to complete the Transactions, including the Merger and to approve the adoption of this Agreement and the Bermuda Merger Agreement, is the affirmative vote of at least a simple majority of the votes cast by the holders of the Company Common Shares represented (either in person or by proxy) and voting at the Company Shareholders Meeting (the “Company Shareholders Approval”). This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except to the extent that the enforceability thereof may be limited by (i) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws from time to time in effect affecting generally the enforcement of creditors’ rights or remedies; and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law) (clauses (i) and (ii), collectively, the “Equitable Exceptions”).

(b) At a meeting duly called and held, the Transaction Committee has unanimously (i) determined that this Agreement, the Bermuda Merger Agreement and the Transactions are fair to and in the best interests of the Company’s shareholders, (ii) declared advisable this Agreement, the Bermuda Merger Agreement and the Transactions, and (iii) recommended to the Company Board that this Agreement, the Bermuda Merger Agreement and the Transactions be approved by the Company Board and submitted to the Company Shareholders Meeting for approval by the shareholders of the Company (such recommendation, which as of the date of this Agreement has not been rescinded, modified or amended in any respect, the “Transaction Committee Recommendation”). At a meeting duly called and held, the Company Board has (A) determined that this Agreement, the Bermuda Merger Agreement and the Transactions are fair to and in the best interests of the Company and the Company’s shareholders, (B) approved, adopted and declared advisable this Agreement, the

Bermuda Merger Agreement and the Transactions, (C) recommended that this Agreement, the Bermuda Merger Agreement and the Transactions be submitted to the Company Shareholders Meeting for approval by the shareholders of the Company, and (D) adopted the recommendation by the Transaction Committee for approval and adoption of this Agreement, the Bermuda Merger Agreement and the Transaction by the shareholders of the Company (such recommendation, which as of the date of this Agreement has not been rescinded, modified or amended in any respect, the “Company Board Recommendation”).

(c) Assuming the accuracy of the representations and warranties set forth in Section 5.2(b), the execution, delivery and performance by the Company of this Agreement, the Bermuda Merger Agreement and the consummation by the Company of the Transactions require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of the Merger Application with the Registrar pursuant to the BCA and by relevant authorities of other jurisdictions in which the Company is qualified to do business, (ii) notification(s) to the Bermuda Monetary Authority of the Merger and change in beneficial owner of the Company’s subsidiaries which are located in Bermuda, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, any other applicable U.S. state or federal securities laws and the rules and requirements of the NYSE and Euronext, including the filing of the Registration Statement, the Proxy Statement or any other Company Disclosure Documents or Parent Disclosure Documents with the SEC, the FSMA, the NYSE, NASDAQ, Euronext or the OSE, and (iv)  such approvals as may be required under any Antitrust Laws that are applicable to the Transactions.

SECTION 4.3. Noncontravention. Except as set forth in Section 4.3 of the Company Disclosure Letter, the execution, delivery and performance by the Company of this Agreement, the Bermuda Merger Agreement and the consummation of the Transactions do not and will not (i) violate any provision of the Company Charter Documents or the comparable organizational documents, as applicable, of any of the Company’s Subsidiaries, (ii) assuming compliance with the matters referred to in Section 4.2(c), contravene, conflict with or result in a violation or breach of any provision of any applicable Law, (iii) assuming compliance with the matters referred to in Section 4.2(c), require any consent or other action by any Person under, result in a violation or breach of, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit of the Company or any of its Subsidiaries under any provision of any Material Contract or any Governmental Authorization of the Company or any of its Subsidiaries, or (iv) result in the loss of, or creation or imposition of any Lien (other than Company Permitted Liens) on, any asset of the Company or any of its Subsidiaries, except, in the case of clauses (ii), (iii) and (iv), as would not have a Company Material Adverse Effect.

SECTION 4.4. Capitalization.

(a) The authorized share capital of the Company consists of 300,000,000 Company Common Shares. As of the date of this Agreement, the issued capital of the Company consists of 201,190,621 Company Common Shares, of which 199,403,293 Company Common Shares are outstanding and 1,787,328 Company Common Shares are held in treasury. All outstanding shares of share capital of the Company have been duly authorized and validly issued and fully paid and nonassessable and are free of preemptive or similar rights under any provision of the BCA and the Company Charter Documents or any agreement to which the Company is a party or otherwise bound.

(b) Except as set forth in Section 4.4(a) above or Section 4.4(b) of the Company Disclosure Letter, there are no issued, reserved for issuance or outstanding (i) shares of share capital of or other voting securities of or ownership interests in the Company, (ii) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of share capital or other voting securities of or ownership interests in the Company, (iii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligation of the Company or any of its Subsidiaries to issue, any share capital or other voting securities or ownership interests in or any securities convertible into or exchangeable or exercisable for share capital or other voting securities or ownership interests in the Company, or (iv) restricted shares, stock appreciation rights, restricted stock units, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any share capital or voting securities of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”). Except as set forth in Section 4.4(b) of the Company Disclosure Letter, there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. The Company and its Subsidiaries are not a party to any voting agreements, voting trusts, proxies or other similar agreements or understandings with respect to the voting of any Company Common Shares or other Company Securities. Except as set forth in Section 4.4(b) of the Company Disclosure Letter or as may be required by applicable securities Laws and regulations, the Company and its Subsidiaries are not bound by any obligations or commitments of any character restricting the transfer of, or requiring the registration for sale of, any Company Common Shares or other Company Securities.

(c) There is no outstanding Indebtedness of the Company or any of its Subsidiaries having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which shareholders of the Company may vote.

(d) Except as set forth in this Section 4.4, no Subsidiary of the Company owns (i) any Company Common Shares or (ii) any other Company Securities.

SECTION 4.5. Subsidiaries.

(a) Section 4.5(a) of the Company Disclosure Letter sets forth a complete and correct list of each Subsidiary of the Company, together with the jurisdiction of incorporation or formation of each such Subsidiary, the form of organization of each such Subsidiary, the voting securities or other ownership interests of each such Subsidiary and the name of each holder thereof. All outstanding ownership interests of such Subsidiaries are validly issued and fully paid and nonassessable (to the extent such concepts apply), and free of preemptive or similar rights under any provision of applicable Law, the Company Subsidiary Charter Documents (as defined below), or any agreement to which the Subsidiaries are a party or otherwise bound.

(b) Each Subsidiary of the Company has been duly organized, is validly existing and in good standing (except with respect to jurisdictions that do not recognize the concept of good standing) under the Laws of the jurisdiction of its incorporation or formation, and has all requisite power, Governmental Authorizations and authority to own, lease and operate its properties and to carry on its business as now conducted, except where the failure to be in good standing or possess such Governmental Authorizations would not have a Company Material Adverse Effect. Each such Subsidiary of the Company is duly qualified or licensed as a foreign corporation, limited liability company or other applicable entity to do business, and is in good standing in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Company Material Adverse Effect. The Company has heretofore made available to Parent true and complete copies of the memorandum of association or bye-laws (or comparable organization documents, as applicable) of each of the Subsidiaries of the Company (the “Company Subsidiary Charter Documents”, and, together with the Company Charter Documents, the “Company Group Charter Documents”) as currently in effect.

(c) All of the outstanding shares of capital stock of, or voting securities of, or other ownership interests in, each Subsidiary of the Company, are owned by the Company directly or indirectly, free and clear of any Liens (other than Company Permitted Liens). There are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable or exercisable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable or exercisable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, or (iii) restricted shares, stock appreciation rights, restricted stock units, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii), together with all of the outstanding capital stock of, or other voting securities of, or ownership interests in, each Subsidiary of the Company, being referred to collectively as the “Company Subsidiary Securities”). Except as set forth in Section 4.5(c) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any equity or other ownership interests in any Person, except for the Subsidiaries of the Company. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities. Except as set forth in Section 4.5(c) of the Company Disclosure Letter, the Company is not subject to any obligation or requirement to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary of the Company or any other Person (including in connection with any pool in which a Company Vessel is entered).

(d) There is no outstanding Indebtedness of the Subsidiaries of the Company having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which equity holders of such Subsidiaries may vote.

(e) None of the Subsidiaries of the Company has any class of equity securities that is subject to registration with the SEC under Section 12(g) of the 1934 Act. At no time has any class of securities issued by any such Subsidiary been held of record by five hundred (500) or more Persons.

SECTION 4.6. Company SEC and OSE Filings.

(a) The Company has filed with or furnished to the SEC and the NFSA/OSE (as applicable), all reports, schedules, forms, statements, prospectuses, registration statements and other documents, as such documents may be amended, supplemented or restated, required to be filed with or furnished to the SEC and/or the NFSA/OSE (as applicable) by the Company since January 1, 2024 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company Filing Documents”).

(b) As of its filing date (or, if amended, by a filing prior to the date hereof, on the date of such filing), each Company Filing Document complied, and each Company Filing Document filed subsequent to the date hereof and prior to the earlier of the Closing Date and the termination of this Agreement will comply on its face, as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act with respect to SEC filings, and the Norwegian Securities Trading Act with respect to the NFSA/OSE filings, as the case may be, at the time of such filing. As of the date of this Agreement, there are no outstanding unresolved comments received from the staff of the SEC with respect to any of the Company Filing Documents. To the Knowledge of the Company, none of the Company Filing Documents is the subject of ongoing SEC, NFSA or OSE review, outstanding SEC, NFSA or OSE comment or outstanding SEC, NFSA or OSE investigation. No Subsidiary of the Company is subject to the periodic reporting requirements of Section 13(a) and Section 15(d) of the 1934 Act.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company Filing Document filed pursuant to the 1934 Act did not, and each Company Filing Document filed subsequent to the date hereof and prior to the earlier of the Closing Date and the date of the termination of this Agreement will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the foregoing does not apply to statements in or omissions from any such document based upon the Parent Disclosure Information.

(d) Each Company Filing Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the foregoing does not apply to statements in or omissions from any such document based upon the Parent Disclosure Information.

SECTION 4.7. Financial Statement; Indebtedness.

(a) The audited consolidated financial statements (including the related notes and schedules) included or incorporated by reference in the Company Filing Documents complied, and the audited consolidated financial statements (including the related notes and schedules) included or incorporated by reference in the Company Filing Documents filed after the date hereof will comply, in all material respects with applicable accounting requirements and the published regulations of the SEC, the Norwegian Securities Trading Act and/or the OSE, which have been prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present, in all material respects, the consolidated financial condition, results of operations, shareholders’ equity and cash flows of the Company and its Subsidiaries as of the indicated dates and for the indicated periods.

(b) The unaudited consolidated interim financial statements (including the related notes and schedules) included or incorporated by reference in the Company Filing Documents complied, and unaudited consolidated interim financial statements (including the related notes and schedules) included or incorporated by reference in the Company Filing Documents filed after the date hereof will comply, in all material respects with applicable accounting requirements and the published regulations of the SEC, the Norwegian Securities Trading Act and/or the OSE, which have been prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present, in all material respects, the consolidated financial condition, results of operations, shareholders’ equity and cash flows of the Company and its Subsidiaries as of the indicated dates and for the indicated periods, subject to normal and recurring year-end audit adjustments and the absence of full footnote disclosure.

(c) The aggregate amount of outstanding Indebtedness of the Company and its Subsidiaries comprising the total long-term debt (as such term is used in the Company Balance Sheet) as of March 31, 2025 is set forth in Section 4.7(c) of the Company Disclosure Letter. Neither the Company nor its Subsidiaries are in material default under, nor has any event occurred that, with or without notice or lapse of time or both, would constitute a material default or cause or permit the acceleration of, any Indebtedness of the Company or its Subsidiaries.

SECTION 4.8. Disclosure Documents. The information with respect to the Company and its Subsidiaries that the Company has supplied or will supply in writing to Parent specifically for use in the Registration Statement, the Proxy Statement or in any other Parent Disclosure Documents (the “Company Disclosure Information”) at the time of the filing thereof or any amendment or supplement thereto and at the time of any distribution or dissemination of such Registration Statement, Proxy Statement or any other Parent Disclosure Documents, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

SECTION 4.9. Taxes.

(a) All material Tax Returns required by applicable Law to have been filed by the Company and each of its Subsidiaries have been filed when due (taking into account any extensions), and each such Tax Return is complete and accurate and correctly reflects the liability for Taxes in all material respects. All material Taxes that are due and payable have been paid.

(b) There is no audit or other proceeding pending against or with respect to the Company or any of its Subsidiaries, with respect to any material amount of Taxes. There are no material Liens on any of the assets of the Company or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for Taxes not yet due and payable.

(c) The Company and each of its Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any Third Party.

(d) Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of a material amount of Taxes or agreed to any extension of time with respect to any such Taxes.

(e) Neither the Company nor any of its Subsidiaries is a party to any Tax allocation or sharing agreement.

(f) Neither the Company nor any of its Subsidiaries has been included in any “consolidated,” “unitary” or “combined” Tax Return provided for under the Law with respect to Taxes for any taxable period for which the statute of limitations has not expired (other than a group of which the Company and/or its Subsidiaries are the only members).

(g) Neither the Company nor any of its Subsidiaries has any material liability for the Taxes of any Person (other than any of the Company or its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of any state, local, or foreign Law), as a transferee or successor, by contract, or otherwise.

(h) Neither the Company nor any of its Subsidiaries is or has been a party to any “listed transaction” as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).

(i) Neither the Company nor any of its Subsidiaries has taken or agreed to take any action or has knowledge of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code, provided however, that the Company makes no representation or warranty as to the future trading prices of Parent Shares.

(j) Neither the Company nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution in which the Parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable within the prior three (3) years.

(k) Neither the Company nor any of its Subsidiaries has, or since its formation or incorporation has had, a permanent establishment in any country other than the country of its organization or incorporation.

(l) The Company and its Subsidiaries have complied in all material respects with the intercompany transfer pricing provisions of each applicable Law relating to Taxes, including the contemporaneous documentation and disclosure requirements thereunder.

(m) Each of the Company and its Subsidiaries is, and has been since December 31, 2023, exempt from U.S. federal income taxation on its U.S.-source shipping income under Section 883 of the Code and has satisfied the stock ownership test of Treasury Regulation Section 1.883-1(c)(2).

(n) No written claim has ever been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(o) The Company is not a “controlled foreign corporation” within the meaning of Section 957 of the Code.

(p) The Company is not a “passive foreign investment company” within the meaning of Section 1297 of the Code.

(q) Neither the Company nor any of its Subsidiaries is treated as a domestic corporation pursuant to Section 7874(b) of the Code.

SECTION 4.10. Compliance with Laws; Governmental Authorizations.

(a) The Company and each of its Subsidiaries is, and since January 1, 2024 has been, in compliance in all material respects with all Laws and Governmental Authorizations to which the Company or such Subsidiary, or any of its or their Company Vessels or other assets, is subject (including Maritime Guidelines).

(b) The Company and each of its Subsidiaries owns, holds, possesses or lawfully uses in the operation of its business all material Governmental Authorizations (including those required by Maritime Guidelines) that are necessary or required for it to conduct its business as now conducted.

SECTION 4.11. Absence of Certain Changes; No Undisclosed Liabilities.

(a) Except as set forth on Section 4.11(a) of the Company Disclosure Letter, since the Company Balance Sheet Date through the date of this Agreement, (i) the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course of business and (ii) there has not been a Company Material Adverse Effect.

(b) Other than as expressly required by this Agreement or set forth on Section 4.11(b) of the Company Disclosure Letter, from the Company Balance Sheet Date until the date hereof, there has not been any action taken by the Company or any of its Subsidiaries or event that had such action occurred after the date of this Agreement without Parent’s consent, would constitute a breach of clauses (i), (ii), (iv), (viii), (x), (xii), (xiii), (xiv) or (xvii) of Section 6.1(b).

(c) There are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever (including in connection with any pool in which a Company Vessel is entered), whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (i) liabilities disclosed and provided for in the Company Balance Sheet or in the notes thereto, (ii) liabilities and obligations arising out of this Agreement or the Transactions, (iii) liabilities incurred in the ordinary course of business since the Company Balance Sheet Date, and (iv) liabilities which are not, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries is a party to, nor do the Company or any of its Subsidiaries have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between the Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the results, purpose or effect of such Contract is to avoid disclosure of any transaction involving, or liabilities of, the Company.

SECTION 4.12. Tangible Personal Assets. The Company and its Subsidiaries, in the aggregate, have good and valid title to, or a valid interest in, all of their respective material tangible personal assets, free and clear of all Liens, other than Company Permitted Liens.

SECTION 4.13. Real Property. Neither the Company nor any of its Subsidiaries owns any real property. The Company has made available to Parent true, correct and complete copies, as of the date of this Agreement, of all real property leases under which the Company or any of its Subsidiaries is a lessee. All such leases are valid and binding, and are in full force and effect; there are no material defaults by the Company or any of its Subsidiaries thereunder; no event has occurred which (whether with or without notice, lapse of time, or both) would constitute a material default thereunder by the Company or any of its Subsidiaries.

SECTION 4.14. Vessels; Maritime Matters.

(a) The Company has made available to Parent a true, correct, and complete list, as of the date of this Agreement, of all vessels the Company or any of its Subsidiaries own (the “Company Owned Vessels”) or that the Company or any of its Subsidiaries charter pursuant to charter arrangements (the “Company Leased Vessels”), including lists of the name, registered owner, capacity (gross tonnage or deadweight tonnage, as specified therein), year built, classification society, official number, flag state, charterer (and whether such charterer is currently operating in the spot or time charter market), the pool in which entered, and manager (commercial or technical), of each Company Owned Vessel and Company Leased Vessel. Each Company Vessel is operated in compliance in all material respects with all applicable Maritime Guidelines and Laws. The Company and each of its Subsidiaries are qualified to own and operate the Company Owned Vessels under applicable Laws in all material respects, including the Laws of each Company Owned Vessel’s flag state. Each Company Vessel has all national and international operating and trading certificates, each of which is valid, that are required for the operation of such Company Vessel in the trades and geographic areas in which it is operated.

(b) Each Company Vessel is classed by a classification society which is a member of the International Association of Classification Societies and possesses class and trading certificates free from overdue conditions or recommendations affecting class and valid through the date of this Agreement and, to the Knowledge of the Company, no event has occurred and no condition exists that would cause such Company Vessel’s class to be suspended or withdrawn.

(c) With respect to each of the Company Owned Vessels, either the Company or one of its Subsidiaries, as applicable, is the sole owner of each such Company Vessel and has good title to such Company Vessel free and clear of all Liens other than Company Permitted Liens.

SECTION 4.15. Contracts.

(a) The Company has made available to Parent true, correct and complete copies, as of the date of this Agreement, of the following Contracts to which the Company or any of its Subsidiaries is a party:

(i) each “material contract” (as such term is defined in Item 10.C and in Instructions As To Exhibits of Form 20-F) to which the Company or any of its Subsidiaries is a party to or bound;

(ii) each Contract not contemplated by this Agreement that limits the ability of the Company or any of its Subsidiaries or Affiliates to engage in or compete with any line of business in any location or with any Person in any material manner;

(iii) each Contract that creates a partnership, joint venture or any strategic alliance with respect to the Company or any of its Subsidiaries;

(iv) each employment, consulting, services or similar Contract with any employee or independent contractor of the Company or any of its Subsidiaries involving more than $500,000 of annual compensation;

(v) each indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other evidence of Indebtedness or Contract providing for Indebtedness individually in excess of $10,000,000;

(vi) each Contract entered into since January 1, 2024 that relates to the acquisition or disposition, directly or indirectly, of any business (whether by merger, amalgamation, sale of stock, sale of assets or otherwise) or any material assets, including any vessel (other than (A) this Agreement or (B) acquisitions or dispositions of supplies, inventory, merchandise or products (other than vessels) in the ordinary course of business or that are obsolete, worn out, surplus or no longer used or useful in the conduct of business of the Company or its Subsidiaries), including also any such Contract whenever entered into that includes provisions that remain in effect in respect of “earn-outs” or deferred or contingent consideration;

(vii) each ship-sales, memorandum of agreement, bareboat charter, or other vessel acquisition Contract entered into since January 1, 2024 for Newbuildings and secondhand vessels contracted for by the Company or any of its Subsidiaries (other than Company Owned Vessels) and other Contracts entered into since January 1, 2024 with respect to Newbuildings of the Company or any of its Subsidiaries and the financing thereof, including performance guarantees, counter guarantees, refund guarantees, supervision agreements and plan verification services agreements;

(viii) each pool agreement, management agreement, crewing agreement or financial lease (including sale/leaseback or similar arrangements) with respect to any Company Vessel;

(ix) any Contract with a Third Party for the charter of any Company Vessel;

(x) each collective bargaining agreement or other Contract with a labor union to which the Company or any of its Subsidiaries is a party or otherwise bound;

(xi) each Contract that provides for indemnification by the Company or any of its Subsidiaries to any Person other than a Contract entered into in the ordinary course of business;

(xii) each Contract pursuant to which the Company or any of its Subsidiaries spent or received, in the aggregate, more than $2,500,000 during the twelve (12) months prior to the date hereof or could reasonably be expected to spend or receive, in the aggregate, more than $2,500,000 during the twelve (12) months immediately after the date hereof;

(xiii) each Contract to which the Company or any of its Subsidiaries is a party or otherwise bound that contains a so-called “most favored nations” provision or similar provisions requiring the Company or its Affiliates to offer to a Person any terms or conditions that are at least as favorable as those offered to one or more other Persons; and

(xiv) each Contract involving a standstill or similar obligation of the Company or any of its Subsidiaries.

(b) Except as set forth on Section 4.15(b) of the Company Disclosure Letter or would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) each of the Material Contracts is valid, binding, enforceable and in full force and effect with respect to the Company and its Subsidiaries, and to the Knowledge of the Company, the other parties thereto, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions and except for any Material Contracts that have expired or been terminated after the date hereof in accordance with its terms, and (ii) neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company any other party to a Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a breach or default under, or give rise to any right of cancellation or termination of or consent under, such Material Contract, and neither the Company nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under any Material Contract.

SECTION 4.16. Litigation. Except as set forth in Section 4.16 of the Company Disclosure Letter or as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, as of the date of this Agreement, there is no Action pending or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries or any Company Vessels (including in connection with any pool in which a Company Vessel is entered). No officer or director of the Company or any of its Subsidiaries is, as of the date of the Agreement, a defendant in any Action commenced by any equity holder of the Company or any of its Subsidiaries with respect to the performance of his duties as an officer or a director of the Company or any such Subsidiary under any applicable Law. There is no unsatisfied judgment, penalty or award against the Company, any of its Subsidiaries or any Company Vessels (including in connection with any pool in which a Company

Vessel is entered). Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, as of the date of this Agreement, neither the Company nor any of its Subsidiaries nor any Company Vessel is subject to any Orders.

SECTION 4.17. Employee Benefits.

(a) The Company has delivered or made available to Parent copies of each Company Benefit Plan or, in the case of any unwritten Company Benefit Plans, a summary thereof.

(b) Each Company Benefit Plan has been administered in accordance with its terms and is in compliance in all material respects with all applicable Laws.

(c) Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) each Company Benefit Plan that is intended to qualify for favorable tax benefits under the Laws of any jurisdiction is so qualified, and (ii) to the Knowledge of the Company, no condition exists and no event has occurred that could reasonably be expected to result in the loss or revocation of such status. All material benefits, contributions and premiums relating to each Company Benefit Plan have been timely paid or made in accordance with the terms of such Company Benefit Plan and any related agreement and in compliance with all applicable Laws.

(d) None of the Company nor any of its Subsidiaries has during the past six (6) years maintained or contributed to, or had any obligation to contribute to any “employee benefit plan,” within the meaning of Section 3(3) of ERISA, that is covered by ERISA.

(e) None of the Company nor any of its Subsidiaries has incurred during the past six (6) years, and no event has occurred and no condition or circumstance exists that could reasonably be expected to result in, any unsatisfied liability of the Company and its Subsidiaries under Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA arising in connection with any employee benefit plan covered or previously covered by Title IV of ERISA or such sections of the Code or ERISA.

(f) The execution and performance of the Transactions will not (either alone or upon the occurrence of any additional or subsequent events) result in (i) any payment, compensation or benefits (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any current or former, director, officer, employee, consultant or independent contractor or trigger the right of any current director, officer, employee, consultant or independent contractor to terminate any employment or contractual relationship with the Company and its Subsidiaries, or (ii) the triggering or imposition of any restrictions or limitations on the right of the Company, or any of its Subsidiaries, to amend or terminate any Company Benefit Plan.

SECTION 4.18. Labor and Employment Matters. The Company and all of its Subsidiaries have complied in all material respects with all labor and employment Laws, including, all labor and employment provisions included in the Maritime Guidelines, and those relating to wages, hours, workplace safety and health, immigration, individual and collective termination, discrimination and data privacy. There are no pending or, to the Knowledge of the Company, threatened, labor disputes, work stoppages, requests for representation, pickets, work slow-downs due to labor disagreements or any legal actions or arbitrations that involve the labor or employment relations of the Company or any of its Subsidiaries. Since January 1, 2024, there has been no labor strike, dispute, work stoppage, request for representation, picket or work slow-down in respect of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is party to any collective bargaining agreement or any other type of collective agreement with any type of local, national or supranational workers’ representatives, other than those required by applicable Law. To the Knowledge of the Company there is not pending or underway any union, or any other type of workers’ representatives, organizational activities or requests or elections for representation with respect to employees of the Company or any of its Subsidiaries.

SECTION 4.19. Environmental. (a) The Company and each of its Subsidiaries is and has been in compliance in all material respects with all Environmental Laws, (b) the Company and each of its Subsidiaries possesses and is and has been in compliance in all material respects with all Governmental Authorizations required under Environmental Law for the conduct of their respective operations, (c) there are no actions pending against the Company or any of its Subsidiaries alleging a violation of or liability under any Environmental Law, and (d) the Company and its Subsidiaries have provided to Parent all material documents in its possession related to compliance with or liability under Environmental Laws.

SECTION 4.20. Insurance. The Company and its Subsidiaries maintain (i) insurance policies and fidelity bonds covering the Company, its Subsidiaries or their respective businesses, properties, assets, directors, officers or employees, and (ii) protection and indemnity, hull and machinery and war risks insurance policies and club entries covering the Company Vessels in such amounts and types as are customary in the shipping industry (collectively, the “Policies”). Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries is in violation or breach of or default under any of its obligations under any such Policy. Neither the Company nor any of its Subsidiaries has received any written notice that any Policy has been canceled or cover prejudiced or suspended. There are no material claims individually or in the aggregate by the Company or any of its Subsidiaries pending under any of the Policies as to which coverage has been questioned, denied or disputed by the underwriters of such Policy, as applicable, in writing or in respect of which such underwriters have reserved their rights in writing.

SECTION 4.21. Opinion of Financial Advisor. The Transaction Committee has received the written opinion of DNB Markets, a part of DNB Bank ASA, financial advisor to the Transaction Committee, to the effect that, based upon and subject to the assumptions and limitations set forth therein, as of April 22, 2025, the Per Share Merger Consideration to be received by the holders of the Company Common Shares pursuant to the Merger is fair, from a financial point of view, to such holders. The Company has made available to Parent a true and complete copy of such opinion.

SECTION 4.22. Fees. Except for DNB Markets, a part of DNB Bank ASA, there is no (and will not prior to Closing be any) investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or its Subsidiaries who might be entitled to any fee or commission in connection with this Agreement or the Transactions or the rendering of any fairness opinion. The Company has furnished to Parent true, correct and complete copies of engagement letters relating to any such services, and there have been no amendments or revisions to such engagement letters.

SECTION 4.23. Takeover Statutes. The Company and its Subsidiaries have taken all action required to be taken by them (if any) in order to exempt this Agreement and the Transactions from the requirements of any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” or other anti-takeover laws and regulations of any Governmental Authority (each, a “Takeover Statute”) or similar provision contained in the Company Group Charter Documents. The Company is also exempt from all provisions regulating voluntary and mandatory takeover bids in chapter 6 of the Norwegian Securities Trading Act in accordance with a decision of the OSE dated February 23, 2015, which was the Norwegian take-over supervisory authority at that time.

SECTION 4.24. Interested Party Transactions. Except as set forth in Section 4.24 of the Company Disclosure Letter, any Company Benefit Plan or any travel or expense reimbursement of officers or directors in the ordinary course, (a) there are no Contracts or arrangements between the Company or any of its Subsidiaries, on the one hand, and any current officer or director of the Company or any of its Subsidiaries or any of such officer’s or director’s immediate family members or Affiliates, or any current or former record or beneficial owner of 5% or more of the outstanding Company Common Shares or any of such owner’s Affiliates other than Parent or its Subsidiaries, on the other hand (any such Contract or arrangement, a “Company Interested Party Transaction”), and (b) no current officer or director of the Company or its Subsidiaries possesses, directly or indirectly, any financial interest in, or is a director, officer or employee of, any Person which is a supplier, customer, lessor, lessee or competitor of the Company or any of its Subsidiaries.

SECTION 4.25. Certain Business Practices. Other than as the Company has disclosed in reports, schedules, forms, statements, prospectuses, registration statements or other documents which it has publicly filed with or furnished to the SEC since December 31, 2020, neither the Company nor any of its Subsidiaries nor (to the Knowledge of the Company), any director, officer, agent or employee of the Company or any of its Subsidiaries (a) used any funds for unlawful contributions, gifts, entertainment or other expenses relating to the business of the Company or any of its Subsidiaries, (b) made any illegal bribe or kickback, illegal political contribution, unlawful payment from corporate funds which was incorrectly recorded on the books and records of the Company or any of its Subsidiaries, unlawful payment from corporate funds to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977 or other anti-corruption Laws, in each case relating to the business of the Company and its Subsidiaries, or (c) made any other unlawful payment relating to the business of the Company and its Subsidiaries. Since December 31, 2020, neither the Company nor, to the Knowledge of the Company, any director, officer, agent, employee, Affiliate or Person acting on behalf of the Company is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”). Since December 31, 2020, neither the Company nor any of its Subsidiaries has engaged in transactions with, or exported any of its products or associated technical data (i) into (or to a national or resident of) Cuba, Iran, Iraq, Libya, North Korea, Russia, Syria, or any other country to which the United States has embargoed goods to or has proscribed economic transactions with, in breach of such embargoes or proscriptions, or (ii) to the Knowledge of the Company, to any Person included on the United States Treasury Department’s list of Specially Designated Nationals or the U.S. Commerce Department’s Denied Persons List.

SECTION 4.26. No Other Representations or Warranties. The Company has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, condition (financial or otherwise) and prospects of Parent and its Subsidiaries, which investigation, review and analysis was done by the Company and its Representatives. In entering into this Agreement, the Company acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any representations or opinions (whether written or oral) of Parent or its Affiliates (except the specific representations made in Article V). Except for the representations and warranties contained in Article V and in the certificate delivered by the Parent pursuant to Section 9.2(g), the Company acknowledges that (a) neither Parent, Merger Sub nor any other Person on their behalf makes any other representation or warranty, express or implied, written or oral, at law or in equity, with respect to Parent, its Subsidiaries, or the business, operations, assets, liabilities, results of operations, condition (financial or otherwise) or prospects, including with respect to (i) merchantability or fitness for any particular use or purpose, or (ii) the probable success or profitability of Parent, its Subsidiaries or the business thereof after the Closing Date, and (b) except in the case of common law fraud, neither Parent, Merger Sub nor any other Person will have or be subject to any liability or indemnification obligation to the Company or any other Person resulting from the distribution to the Company or any other Person, or their use, of any information provided in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to them in certain “data rooms” or management presentations or in any other form in expectation of, or in connection with, the Transactions.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except (i) as set forth in the Parent Disclosure Letter, or (ii) as disclosed in Parent SEC Documents filed or furnished and made publicly available on or after January 1, 2024 through the date of this Agreement to the extent such disclosure on its face appears to constitute information that would reasonably be deemed a qualification or exception to the following representations and warranties (other than any forward looking disclosures set forth in any risk factor section, any disclosures in any section related to forward looking statements included in any such reports, schedules, forms or documents and any other disclosures included therein to the extent that such statements are primarily cautionary, predictive or forward-looking in nature), Parent and Merger Sub, jointly and severally, represent and warrant to the Company that:

SECTION 5.1. Organization, Qualification and Corporate Power. Each of Parent and Merger Sub is a corporation duly organized or incorporated, validly existing and in good standing under the Laws of its jurisdiction of organization or incorporation. Each of Parent and Merger Sub has all requisite corporate power and authority and all Governmental Authorizations, directly or indirectly, to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Parent is duly qualified or licensed as a foreign corporation to do business, and is in good standing (where applicable) or has equivalent status, in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing or to have equivalent status would not have a Parent Material Adverse Effect. Parent has heretofore made available to the Company true and complete copies of the articles of association and any other governing documents of Parent (the “Parent Charter Documents”) and the memorandum of association and bye-laws of Merger Sub as currently in effect as of the date hereof.

SECTION 5.2. Authorization.

(a) The execution, delivery and performance by Parent and Merger Sub of this Agreement, the Bermuda Merger Agreement and the consummation by Parent and Merger Sub of the Transactions are within the corporate powers of Parent and Merger Sub and, subject to (i) Merger Sub obtaining shareholder approval in respect of this Agreement, the Bermuda Merger Agreement and the Merger, and increasing its authorized share capital in order for Merger Sub as the Surviving Company to issue the shares required to be issued by it pursuant to Section 3.1 (“Merger Sub Shareholder Approval”), and (ii) Parent obtaining Parent Board approval for the listing of the Parent Shares on the OSE, have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub. This Agreement constitutes a valid and binding agreement of each of Parent and Merger Sub enforceable against each of them in accordance with its terms, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions. No vote of the holders of Parent Shares is required to consummate the Transactions.

(b) Assuming the accuracy of the representations and warranties set forth in Section 4.2(c), the execution, delivery and performance by Parent and Merger Sub of this Agreement, the Bermuda Merger Agreement and the consummation by Parent and Merger Sub of the Transactions require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of the Merger Application with the Registrar pursuant to the BCA and by relevant authorities of other jurisdictions in which Parent is qualified to do business, (ii) notification(s) to the Bermuda Monetary Authority of the Merger and issuance and transfer of the shares of the Surviving Company pursuant to Section 3.1(a) and Section 3.2(a); (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, any other applicable U.S. state or federal securities laws and the rules and requirements of the NYSE, NASDAQ, Euronext or the OSE, including the filing of the Registration Statement, the Proxy Statement or any other Company Disclosure Documents or Parent Disclosure Documents with the SEC, the FSMA, the NYSE, NASDAQ, Euronext or the OSE, and (iv) such approvals as may be required under any Antitrust Laws that are applicable to the Transactions.

SECTION 5.3. Noncontravention. Except as set forth in Section 5.3 of the Parent Disclosure Letter and subject to the Merger Sub Shareholder Approval having been obtained, the execution, delivery and performance by Parent and Merger Sub of this Agreement, the Bermuda Merger Agreement and the consummation by Parent and Merger Sub of the Transactions do not and will not (i) violate any provision of the Parent Charter Documents or the comparable organizational documents, as applicable, of any of Merger Sub or any of Parent’s other Subsidiaries, (ii) assuming compliance with the matters referred to in Section 5.2(b), contravene, conflict with, or result in a violation or breach of any provision of any applicable Law, (iii) assuming compliance with the matters referred to in Section 5.2(b), require any consent or other action by any Person under, result in a violation or breach of, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to Parent or Merger Sub or any of Parent’s other Subsidiaries under any provision of any Material Contract of Parent, Merger Sub or any of Parent’s other Subsidiaries or any

Governmental Authorization of Parent, Merger Sub or any of Parent’s other Subsidiaries, or (iv) result in the loss of, or creation or imposition of any Lien (other than Parent Permitted Liens) on any asset of Parent, Merger Sub or any of Parent’s other Subsidiaries, except, in the case of clauses (ii), (iii) and (iv), as would not have a Parent Material Adverse Effect.

SECTION 5.4. Capitalization.

(a) As of the date of this Agreement, the issued and outstanding capital of the Parent consists of 220,024,713 Parent Shares, of which Parent holds 25,807,878 Parent Shares in treasury. All outstanding shares of Parent have been duly authorized and validly issued and fully paid and nonassessable, and are free of preemptive or similar rights under any agreement to which Parent is a party or otherwise bound or otherwise, other than under any provision of the Laws of the Kingdom of Belgium and the Parent Charter Documents. On May 22, 2025, an extraordinary meeting of the shareholders of Parent has authorized the Parent Board to increase the authorized capital of Parent for a period of five (5) years from the date of publication of such resolution in the Official Belgian Gazette, authorizing the Parent Board to increase the share capital of Parent one or more times by an amount of $239,147,500, corresponding to a maximum of 220,024,705 new Parent Shares that Parent may issue at any time during such five (5) year period.

(b) Except as set forth in Section 5.4(a) above or Section 5.4(b) of the Parent Disclosure Letter, there are no issued, reserved for issuance or outstanding (i) shares of capital stock of or other voting securities of or ownership interests in Parent, (ii) securities of Parent or any of Parent’s Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of or ownership interests in Parent, (iii) warrants, calls, options or other rights to acquire from Parent or any of Parent’s Subsidiaries, or other obligation of Parent or any of Parent’s Subsidiaries (other than Merger Sub pursuant to this Agreement, the Bermuda Merger Agreement and the Merger) to issue, any capital stock or other voting securities or ownership interests in or any securities convertible into or exchangeable or exercisable for capital stock or other voting securities or ownership interests in Parent, or (iv) restricted shares, stock appreciation rights, restricted stock units, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of Parent (the items in clauses (i) through (iv) being referred to collectively as the “Parent Securities”). There are no outstanding obligations of Parent or any of Parent’s Subsidiaries to repurchase, redeem or otherwise acquire any of the Parent Securities. Parent and Parent’s Subsidiaries are not a party to any voting agreements, voting trusts, proxies or other similar agreements or understandings with respect to the voting of any Parent Shares or other Parent Securities. Except as may be required by applicable securities Laws and regulations and other than the Parent Charter Documents, Parent and Parent’s Subsidiaries are not bound by any obligations or commitments of any character restricting the transfer of, or requiring the registration for sale of, any Parent Shares or other Parent Securities.

(c) There is no outstanding Indebtedness of Parent or any of its Subsidiaries having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which shareholders of Parent may vote.

(d) Except as set forth in this Section 5.4, none of (i) the Parent Shares or (ii) any other Parent Securities is owned by any Subsidiary of Parent.

(e) The Parent Shares to be issued pursuant to the Merger in accordance with Section 3.1 (i) will be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights or similar rights under any provision of any applicable Laws, Parent Charter Documents or any agreement to which Parent is a party or is otherwise bound, (ii) will, when issued, be registered under the 1933 Act and the 1934 Act and registered or exempt from registration under applicable “blue sky” Laws, (iii) will be approved for listing on the NYSE, subject to completion of the Merger and official notice of issuance, prior to the Closing Date, and (iv) will be admitted to trading on Euronext, subject to completion of the Merger and official notice of issuance, as of or as soon as practicable after the Closing Date.

(f) As of the date of this Agreement, 117,897,044,770 common shares of Merger Sub are issued and outstanding. All outstanding shares of Merger Sub have been duly authorized and validly issued and fully paid and nonassessable, and free of preemptive or similar rights under any provision of the Laws of Bermuda, the organizational documents of Merger Sub or any agreement to which Parent or Merger Sub are a party or are otherwise bound.

SECTION 5.5. Subsidiaries.

(a) Section 5.5(a) of the Parent Disclosure Letter sets forth a complete and correct list of each Subsidiary of the Parent, together with the jurisdiction of incorporation or formation of each such Subsidiary, the form of organization of each such Subsidiary, the voting securities or other ownership interests of each such Subsidiary and the name of each holder thereof. All outstanding ownership interests of such Subsidiaries are validly issued and fully paid and nonassessable (to the extent such concepts apply), and free of preemptive or similar rights under any provision of applicable Law, the Parent Subsidiary Charter Documents (as defined below), or any agreement to which the Subsidiaries are a party or otherwise bound.

(b) Each Subsidiary of Parent has been duly organized, is validly existing and in good standing (except with respect to jurisdictions that do not recognize the concept of good standing) under the Laws of the jurisdiction of its incorporation or formation, and has all requisite power, Governmental Authorizations and authority to own, lease and operate its properties and to carry on its business as now conducted, except where the failure to be in good standing or possess such Governmental Authorizations would not have a Parent Material Adverse Effect. Each such Subsidiary of Parent is duly qualified or licensed as a foreign corporation, limited liability company or other applicable entity to do business, and is in good standing in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Parent Material Adverse Effect. Parent has heretofore made available to the Company true and complete copies of the articles of incorporation or bylaws (or comparable organization documents, as applicable) of each of the Subsidiaries of Parent (the “Parent Subsidiary Charter Documents,” and, together with the Parent Charter Documents, the “Parent Group Charter Documents”) as currently in effect.

(c) All of the outstanding shares of capital stock of, or voting securities of, or other ownership interests in, each Subsidiary of Parent, is owned by Parent directly or indirectly, free and clear of any Liens (other than Parent Permitted Liens). There are no issued, reserved for issuance or outstanding (i) securities of Parent or any Subsidiary of Parent convertible into, or exchangeable or exercisable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of Parent, (ii) warrants, calls, options or other rights to acquire from Parent or any of Parent’s Subsidiaries, or other obligations of Parent or any of its Subsidiaries to issue any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable or exercisable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of Parent or (iii) restricted shares, stock appreciation rights, restricted stock units, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of Parent (the items in clauses (i) through (iii), together with all of the outstanding capital stock of, or other voting securities of, or ownership interests in, each Subsidiary of Parent, being referred to collectively as the “Parent Subsidiary Securities”). Except as set forth in Section 5.5(c) of the Parent Disclosure Letter, none of the Subsidiaries of Parent owns, directly or indirectly, any equity or other ownership interests in any Person, except for other Subsidiaries of Parent. There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Parent Subsidiary Securities. Except as set forth in Section 5.5(c) of the Parent Disclosure Letter, Parent is not subject to any obligation or requirement to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary of Parent or any other Person (including in connection with any pool in which a Parent Vessel is entered).

(d) There is no outstanding Indebtedness of the Subsidiaries of Parent having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which equity holders of such Subsidiaries may vote.

(e) None of the Subsidiaries of Parent has any class of equity securities that is subject to registration with the SEC under Section 12(g) of the 1934 Act. At no time has any class of securities issued by any such Subsidiary been held of record by five hundred (500) or more Persons.

SECTION 5.6. Parent SEC Filings.

(a) Parent has filed with or furnished to the SEC, all reports, schedules, forms, statements, prospectuses, registration statements and other documents, as such documents may be amended, supplemented or restated, required to be filed with or furnished to the SEC by Parent since January 1, 2024 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Parent SEC Documents”).

(b) As of its filing date (or, if amended, by a filing prior to the date hereof, on the date of such filing), each Parent SEC Document complied, and each Parent SEC Document filed subsequent to the date hereof and prior to the earlier of the Closing Date and the termination of this Agreement will comply on its face, as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be, at the time of such filing. As of the date of this Agreement, there are no outstanding unresolved comments received from the staff of the SEC with respect to any of the Parent SEC Documents. To the Knowledge of Parent, none of the Parent SEC Documents is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation. No Subsidiary of Parent is subject to the periodic reporting requirements of Section 13(a) and Section 15(d) of the 1934 Act.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Parent SEC Document filed pursuant to the 1934 Act did not, and each Parent SEC Document filed subsequent to the date hereof and prior to the earlier of the Closing Date and the date of the termination of this Agreement will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the foregoing does not apply to statements in or omissions from any such document based upon the Company Disclosure Information.

(d) Each Parent SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the foregoing does not apply to statements in or omissions from any such document based upon the Company Disclosure Information.

SECTION 5.7. Financial Statements; Indebtedness.

(a) The audited consolidated financial statements (including the related notes and schedules) included or incorporated by reference in the Parent SEC Documents complied, and audited consolidated financial statements (including the related notes and schedules) included or incorporated by reference in the Parent SEC Documents filed after the date hereof will comply, in all material respects with applicable accounting requirements and the published regulations of the SEC, have been prepared in all material respects in accordance with IFRS applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present, in all material respects, the consolidated financial condition, results of operations, shareholders’ equity and cash flows of Parent and its Subsidiaries as of the indicated dates and for the indicated periods.

(b) The unaudited consolidated interim financial statements (including the related notes and schedules) included or incorporated by reference in the Parent SEC Documents complied, and unaudited consolidated interim financial statements (including the related notes and schedules) included or incorporated by reference in the Parent SEC Documents filed after the date hereof will comply, in all material respects with applicable accounting requirements and the published regulations of the SEC, have been prepared or will be prepared in all material respects in accordance with IFRS applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present, in all material respects, the consolidated financial condition, results of operations, shareholders’ equity and cash flows of Parent and its Subsidiaries as of the indicated dates and for the indicated periods, subject to normal and recurring year-end audit adjustments and the absence of full footnote disclosure.

(c) The aggregate amount of outstanding Indebtedness of Parent and its Subsidiaries comprising the non-current liabilities (as such term is defined in the Parent Balance Sheet) as of May 20, 2025 is set forth in Section 5.7(c) of the Parent Disclosure Letter. Neither Parent nor its Subsidiaries are in material default under, nor has any event occurred that, with or without notice or lapse of time or both, would constitute a material default or cause or permit the acceleration of, any Indebtedness of Parent or its Subsidiaries.

SECTION 5.8. Disclosure Documents. The information with respect to Parent and its Subsidiaries that Parent has supplied or will supply in writing to the Company specifically for use in the Registration Statement, the Proxy Statement or in any other Company Disclosure Documents (the “Parent Disclosure Information”) at the time of the filing thereof or any amendment or supplement thereto and at the time of any distribution or dissemination of such Registration Statement, Proxy Statement or any other Company Disclosure Documents, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

SECTION 5.9. Taxes.

(a) All material Tax Returns required by applicable Law to have been filed by Parent or any of its Subsidiaries have been filed when due (taking into account any extensions), and each such Tax Return is complete and accurate and correctly reflects the liability for Taxes in all material respects. All material Taxes that are due and payable have been paid.

(b) Except as set forth on Section 5.9(b) of the Parent Disclosure Letter, there is no audit or other proceeding pending against or with respect to Parent or any of its Subsidiaries, with respect to any material amount of Taxes. There are no material Liens on any of the assets of Parent or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for Taxes not yet due and payable.

(c) Parent and each of its Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any Third Party.

(d) Neither Parent nor any of its Subsidiaries has waived any statute of limitations in respect of a material amount of Taxes or agreed to any extension of time with respect to any such Taxes.

(e) Neither Parent nor any of its Subsidiaries is a party to any Tax allocation or sharing agreement (other than a group of which Parent and/or its Subsidiaries are the only members).

(f) Neither Parent nor any of its Subsidiaries has been included in any “consolidated,” “unitary” or “combined” Tax Return provided for under the Law with respect to Taxes for any taxable period for which the statute of limitations has not expired (other than a group of which Parent and/or its Subsidiaries are the only members).

(g) Neither Parent nor any of its Subsidiaries has any material liability for the Taxes of any Person (other than any of Parent and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of any state, local, or foreign Law), as a transferee or successor, by contract, or otherwise.

(h) Neither Parent nor any of its Subsidiaries is or has been a party to any “listed transaction” as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).

(i) Neither Parent nor any of its Subsidiaries has taken or agreed to take any action or has knowledge of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code, provided however, that neither Parent nor Merger Sub makes any representation or warranty as to the future trading prices of Parent Shares.

(j) Neither Parent nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution in which the Parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable within the prior three (3) years.

(k) Except as set forth on Section 5.9(k) of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries has, or since its date of formation has had, a permanent establishment in any country other than the country of its organization.

(l) Each of Parent and its Subsidiaries have complied in all material respects with the intercompany transfer pricing provisions of each applicable Law relating to Taxes, including the contemporaneous documentation and disclosure requirements thereunder.

(m) Each of Parent and its Subsidiaries is, and has been for the last five (5) years, exempt from U.S. federal income taxation on its U.S.-source shipping income under Section 883 of the Code and has obtained all “ownership statements” required to establish such exemption in accordance with the Treasury Regulations interpreting Section 883 of the Code.

(n) No written claim has ever been made by any Governmental Authority in a jurisdiction where Parent or any of its Subsidiaries does not file Tax Returns that Parent or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(o) Parent is not a “controlled foreign corporation” within the meaning of Section 957 of the Code.

(p) Parent is not a “passive foreign investment company” within the meaning of Section 1297 of the Code.

(q) Neither Parent nor any of its Subsidiaries is treated as a domestic corporation pursuant to Section 7874(b) of the Code.

SECTION 5.10. Compliance with Laws; Governmental Authorizations.

(a) Parent and each of its Subsidiaries is, and since January 1, 2024 has been, in compliance in all material respects with all Laws and Governmental Authorizations to which Parent or such Subsidiary, or any of its or their Parent Vessels or other assets, is subject (including Maritime Guidelines).

(b) Parent and each of its Subsidiaries owns, holds, possesses or lawfully uses in the operation of its business all material Governmental Authorizations (including those required by Maritime Guidelines) that are necessary or required for it to conduct its business as now conducted.

SECTION 5.11. Absence of Certain Changes; No Undisclosed Liabilities.

(a) Except as set forth on Section 5.11(a) of the Parent Disclosure Letter, since the Parent Balance Sheet Date through the date of this Agreement, (i) Parent and its Subsidiaries have conducted their respective businesses only in the ordinary course of business, and (ii) there has not been any Parent Material Adverse Effect.

(b) Other than as expressly required by this Agreement or set forth on Section 5.11(b) of the Parent Disclosure Letter, from the Parent Balance Sheet Date until the date hereof, there has not been any action taken by Parent or any of its Subsidiaries or event that had such action occurred after the date of this Agreement without the Company’s consent, would constitute a breach of Section 6.2(b).

(c) Except as set forth on Section 5.11(c) of the Parent Disclosure Letter, there are no liabilities of Parent or any of its Subsidiaries of any kind whatsoever (including in connection with any pool in which a Parent Vessel is entered), whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (i) liabilities disclosed and provided for in the Parent Balance Sheet or in the notes thereto, (ii) liabilities and obligations arising out of this Agreement or the Transactions, (iii) liabilities incurred in the ordinary course of business since the Parent Balance Sheet Date, and (iv) liabilities which are not, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole. Neither Parent nor its Subsidiaries is a party to, nor does Parent or its Subsidiaries have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between Parent on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the results, purpose or effect of such Contract is to avoid disclosure of any transaction involving, or liabilities of, Parent.

SECTION 5.12. Tangible Personal Assets. Parent and its Subsidiaries, in the aggregate, have good and valid title to, or a valid interest in, all of their respective material tangible personal assets, free and clear of all Liens, other than Parent Permitted Liens.

SECTION 5.13. Real Property. Parent has made available to the Company true, correct and complete copies, as of the date of this Agreement, of all real property that the Parent and its Subsidiaries own as well as real property leases under which Parent or any of its Subsidiaries is a lessee. All such leases are valid and binding, and are in full force and effect; there are no material defaults by Parent or any of its Subsidiaries thereunder; no event has occurred which (whether with or without notice, lapse of time, or both) would constitute a material default thereunder by Parent or any of its Subsidiaries.

SECTION 5.14. Vessels; Maritime Matters.

(a) Parent has made available to the Company a true, correct and complete list, as of the date of this Agreement, of all vessels Parent or any of its Subsidiaries own (the “Parent Owned Vessels”) or that Parent or any of its Subsidiaries charter pursuant to charter arrangements (the “Parent Leased Vessels”), including the name, registered owner, capacity (gross tonnage or deadweight tonnage, as specified therein), year built, classification society, official number, flag state, charterer (and whether such charterer is currently operating in the spot or time charter market), the pool in which entered, and manager (commercial or technical), of each Parent Owned Vessel and Parent Leased Vessel. Each Parent Vessel is operated in compliance in all material respects with all applicable Maritime Guidelines and Laws. Parent and each of its Subsidiaries are qualified to own and operate the Parent Owned Vessels under applicable Laws in all material respects, including the Laws of each Parent Owned Vessel’s flag state. Each Parent Vessel has all national and international operating and trading certificates, each of which is valid, that are required for the operation of such Parent Vessel in the trades and geographic areas in which it is operated.

(b) Each Parent Vessel is classed by a classification society which is a member of the International Association of Classification Societies and possesses class and trading certificates free from overdue conditions or recommendations affecting class and valid through the date of this Agreement and, to the Knowledge of Parent, no event has occurred and no condition exists that would cause such Parent Vessel’s class to be suspended or withdrawn.

(c) With respect to each of the Parent Owned Vessels, either Parent or one of its Subsidiaries, as applicable, is the sole owner of each such Parent Vessel and has good title to such Parent Vessel free and clear of all Liens other than Parent Permitted Liens.

SECTION 5.15. Contracts.

(a) Parent has made available to the Company true, correct and complete copies, as of the date of this Agreement, of the following Contracts to which Parent or any of its Subsidiaries is a party:

(i) each “material contract” (as such term is defined in Item 10.C and in Instructions As To Exhibits of Form 20-F) to which Parent or any of its Subsidiaries is a party to or bound;

(ii) each Contract not contemplated by this Agreement that limits the ability of Parent or any of its Subsidiaries or Affiliates to engage in or compete with any line of business in any location or with any Person in any material manner;

(iii) each Contract that creates a partnership, joint venture or any strategic alliance with respect to the Company or any of its Subsidiaries;

(iv) each employment, consulting, services or similar Contract with any employee or independent contractor of Parent or any of its Subsidiaries involving more than $500,000 of annual compensation;

(v) each indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other evidence of Indebtedness or Contract providing for Indebtedness individually in excess of $10,000,000;

(vi) each Contract entered into since January 1, 2024 that relates to the acquisition or disposition, directly or indirectly, of any business (whether by merger, amalgamation, sale of stock, sale of assets or otherwise) or any material assets, including any vessel (other than (A) this Agreement or (B) acquisitions or dispositions of supplies, inventory, merchandise or products (other than vessels) in the ordinary course of business or that are obsolete, worn out, surplus or no longer used or useful in the conduct of business of Parent or its Subsidiaries), including also any such Contract whenever entered into that includes provisions that remain in effect in respect of “earn-outs” or deferred or contingent consideration;

(vii) each ship-sales, memorandum of agreement, bareboat charter, or other vessel acquisition Contract entered into since January 1, 2024 for Newbuildings and secondhand vessels contracted for by Parent or any of its Subsidiaries (other than Company Owned Vessels) and other Contracts entered into since January 1, 2024 with respect to Newbuildings of Parent or any of its Subsidiaries and the financing thereof, including performance guarantees, counter guarantees, refund guarantees, supervision agreements and plan verification services agreements;

(viii) each pool agreement, management agreement, crewing agreement or financial lease (including sale/leaseback or similar arrangements) with respect to any Parent Vessel;

(ix) any Contract with a Third Party for the charter of any Parent Vessel;

(x) each collective bargaining agreement or other Contract with a labor union to which Parent or any of its Subsidiaries is a party or otherwise bound;

(xi) each Contract that provides for indemnification by Parent or any of its Subsidiaries to any Person other than a Contract entered into in the ordinary course of business;

(xii) each Contract pursuant to which Parent or any of its Subsidiaries spent or received, in the aggregate, more than $2,500,000 during the twelve (12) months prior to the date hereof or could reasonably be expected to spend or receive, in the aggregate, more than $2,500,000 during the twelve (12) months immediately after the date hereof;

(xiii) each Contract to which Parent or any of its Subsidiaries is a party or otherwise bound that contains a so-called “most favored nations” provision or similar provisions requiring Parent or its Affiliates to offer to a Person any terms or conditions that are at least as favorable as those offered to one or more other Persons; and

(xiv) each Contract involving a standstill or similar obligation of Parent or any of its Subsidiaries.

(b) Except as would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole, (i) each of the Material Contracts is valid, binding, enforceable and in full force and effect with respect to Parent and its Subsidiaries, and to the Knowledge of Parent, the other parties thereto, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions and except for any Material Contracts that have expired or been terminated after the date hereof in accordance with its terms, and (ii) neither Parent nor any of its Subsidiaries, nor to the Knowledge of Parent any other party to a Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a breach or default under, or give rise to any right of cancellation or termination of or consent under, such Material Contract, and neither Parent nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under any Material Contract.

SECTION 5.16. Litigation. Except as set forth in Section 5.16 of the Parent Disclosure Letter or as would not reasonably be expected to be material to the Parent and its Subsidiaries, taken as a whole, as of the date of this Agreement (a) there is no Action pending or, to the Knowledge of Parent, threatened against Parent, any of its Subsidiaries or any Parent Vessels (including in connection with any pool in which a Parent Vessel is entered). No officer or director of Parent or any of its Subsidiaries is, as of the date of the Agreement, a defendant in any Action commenced by any equity holder of Parent or any of Parent’s Subsidiaries with respect to the performance of his duties as an officer or a director of Parent or any such Subsidiary under any applicable Law. There is no unsatisfied judgment, penalty or award against Parent, any of Parent’s Subsidiaries or any Parent Vessels (including in connection with any pool in which a Parent Vessel is entered). Except as would not reasonably be expected to be material to the Parent and its Subsidiaries, taken as a whole, as of the date of this Agreement, neither Parent nor any of its Subsidiaries nor any Parent Vessel is subject to any Orders.

SECTION 5.17. Employee Benefits.

(a) Parent has delivered or made available to the Company copies of each Parent Benefit Plan or, in the case of any unwritten Parent Benefit Plans, a summary thereof.

(b) Each Parent Benefit Plan has been administered in accordance with its terms and is in compliance in all material respects with all applicable Laws.

(c) Except as would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole (i) each Parent Benefit Plan that is intended to qualify for favorable tax benefits under the Laws of any jurisdiction is so qualified, and (ii) to the Knowledge of Parent, no condition exists and no event has occurred that could reasonably be expected to result in the loss or revocation of such status. All material benefits, contributions and premiums relating to each Parent Benefit Plan have been timely paid or made in accordance with the terms of such Parent Benefit Plan and any related agreement and in compliance with all applicable Laws.

(d) None of Parent nor any of its Subsidiaries has ever maintained or contributed to, or had any obligation to contribute to any “employee benefit plan,” within the meaning of Section 3(3) of ERISA, that is covered by ERISA.

(e) None of Parent nor any of its Subsidiaries has incurred, and no event has occurred and no condition or circumstance exists that could reasonably be expected to result in, any unsatisfied liability of Parent and its Subsidiaries under Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA arising in connection with any employee benefit plan covered or previously covered by Title IV of ERISA or such sections of the Code or ERISA.

(f) The execution and performance of the Transactions will not (either alone or upon the occurrence of any additional or subsequent events) result in (i) any payment, compensation or benefits (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any current or former director, officer, employee, consultant or independent contractor or trigger the right of any current director, officer, employee, consultant or independent contractor to terminate any employment or contractual relationship with Parent and its Subsidiaries, or (ii) the triggering or imposition of any restrictions or limitations on the right of Parent, or any of its Subsidiaries, to amend or terminate any Parent Benefit Plan.

SECTION 5.18. Labor and Employment Matters. Parent and all of its Subsidiaries have complied in all material respects with all labor and employment Laws, including all labor and employment provisions included in the Maritime Guidelines, and those relating to wages, hours, workplace safety and health, immigration, individual and collective termination, discrimination and data privacy. There are no pending or, to the Knowledge of Parent, threatened, labor disputes, work stoppages, requests for representation, pickets, work slow-downs due to labor disagreements or any legal actions or arbitrations that involve the labor or employment relations of Parent or any of its Subsidiaries. Since January 1, 2024, there has been no labor strike, dispute, work stoppage, request for representation, picket or work slow-down in respect of Parent or any of its Subsidiaries. To the Knowledge of Parent there is not pending or underway any union, or any other type of workers’ representatives, organizational activities or requests or elections for representation with respect to employees of Parent or any of its Subsidiaries.

SECTION 5.19. Environmental (a) Parent and each of its Subsidiaries is and has been in compliance in all material respects with all Environmental Laws; (b) Parent and each of its Subsidiaries possesses and is and has been in compliance in all material respects with all Governmental Authorizations required under Environmental Law for the conduct of their respective operations; (c) there are no actions pending against Parent or any of its Subsidiaries alleging a violation of or liability under any Environmental Law, and (d) Parent and its Subsidiaries have provided to the Company all material documents in its possession related to compliance with or liability under Environmental Laws.

SECTION 5.20. Insurance. Parent and its Subsidiaries maintain (i) Policies covering Parent, its Subsidiaries or their respective businesses, properties, assets, directors, officers or employees, and (ii) Policies covering the Parent Vessels in such amounts and types as are customary in the shipping industry. Except as would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole, neither Parent nor any of its Subsidiaries is in violation or breach of or default under any of its obligations under any such Policy. Neither Parent nor any of its Subsidiaries has received any written notice that any Policy has been canceled or cover prejudiced or suspended. There are no material claims individually or in the aggregate by Parent or any of its Subsidiaries pending under any of the Policies as to which coverage has been questioned, denied or disputed by the underwriters of such Policy, as applicable, in writing or in respect of which such underwriters have reserved their rights in writing.

SECTION 5.21. Fees. Except for Credit Agricole Corporate and Investment Bank, ING Belgium SA/NV, KBC Securities NV and Société Générale, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent or its Subsidiaries who might be entitled to any fee or commission in connection with this Agreement or the Transactions or the rendering of any fairness opinion. Parent has furnished to the Company true, correct and complete copies of engagement letters relating to any such services, and there have been no amendments or revisions to such engagement letters.

SECTION 5.22. Takeover Statutes. Parent and its Subsidiaries have taken all action required to be taken by them (if any) in order to exempt this Agreement and the Transactions from the requirements of any Takeover Statute or similar provision contained in the Parent Group Charter Documents.

SECTION 5.23. Operations of Merger Sub. Except as set forth in Section 5.23 of the Parent Disclosure Letter, Merger Sub is a direct, wholly-owned Subsidiary of Parent, was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as specifically contemplated by this Agreement.

SECTION 5.24. Interested Party Transactions. Except as set forth in Section 5.24 of the Parent Disclosure Letter, any Parent Benefit Plan or any travel or expense reimbursement of officers or directors in the ordinary course, (a) there are no Contracts or arrangements between Parent or any of its Subsidiaries, on the one hand, and any current officer or director of Parent or any of its Subsidiaries or any of such officer’s or director’s immediate family members or Affiliates, or any current or former record or beneficial owner of 5% or more of the outstanding Parent Shares or any of such owner’s Affiliates, on the other hand, and (b) no current officer or director of Parent or its Subsidiaries possesses, directly or indirectly, any financial interest in, or is a director, officer or employee of, any Person which is a supplier, customer, lessor, lessee or competitor of Parent or any of its Subsidiaries.

SECTION 5.25. Certain Business Practices. Other than as Parent has disclosed in reports, schedules, forms, statements, prospectuses, registration statements or other documents which it has publicly filed with or furnished to the SEC since December 31, 2020, none of Parent, its Subsidiaries nor (to the Knowledge of Parent), any director, officer, agent or employee of Parent or any of its Subsidiaries (a) used any funds for unlawful contributions, gifts, entertainment or other expenses relating to the business of Parent or any of its Subsidiaries, (b) made any illegal bribe or kickback, illegal political contribution, unlawful payment from corporate funds which was incorrectly recorded on the books and records of Parent or any of its Subsidiaries, unlawful payment from corporate funds to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977 or other anti-corruption Laws, in each case relating to the business of Parent and its Subsidiaries or (c) made any other unlawful payment relating to the business of Parent and its Subsidiaries. Since December 31, 2020, neither Parent nor, to the Knowledge of Parent, any director, officer, agent, employee, Affiliate or Person acting on behalf of Parent is currently subject to any U.S. sanctions administered by OFAC. Since December 31, 2020, neither Parent nor any of its Subsidiaries has engaged in transactions with, or exported any of its products or associated technical data (i) into (or to a national or resident of) Cuba, Iran, Iraq, Libya, North Korea, Russia, Syria, or any other country to which the United States has embargoed goods to or has proscribed economic transactions with, in breach of such embargoes or proscriptions, or (ii) to the Knowledge of Parent, to any Person included on the United States Treasury Department’s list of Specially Designated Nationals or the U.S. Commerce Department’s Denied Persons List.

SECTION 5.26. No Other Representations or Warranties. Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, condition (financial or otherwise) and prospects of the Company and its Subsidiaries, which investigation, review and analysis was done by Parent, Merger Sub and their Representatives. In entering into this Agreement, Parent and Merger Sub acknowledge that they have relied solely upon the aforementioned investigation, review and analysis and not on any representations or opinions (whether written or oral) of the Company or its Affiliates (except the specific representations made in Article IV). Except for the representations and warranties contained in Article IV and in the certificate delivered by the Company pursuant to Section 9.3(e), Parent and Merger Sub acknowledge that (a) neither the Company nor any other Person on behalf of the Company makes any other representation or warranty, express or implied, written or oral, at law or in equity, with respect to the Company, its Subsidiaries, or the business, operations, assets, liabilities, results of operations, condition (financial or otherwise) or prospects thereof, including with respect to (i) merchantability or fitness for any particular use or purpose, or (ii) the probable success or profitability of the Company, its Subsidiaries or the business thereof after the Closing Date, and (b) except in the case of common law fraud, neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to Parent, Merger Sub or any other Person resulting from the distribution to Parent, Merger Sub or any other Person, or their use, of any information provided in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to them in certain “data rooms” or management presentations or in any other form in expectation of, or in connection with, the Transactions.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGER

SECTION 6.1. Operation of the Company’s Business.

(a) Except (A) as set forth in Section 6.1(a) of the Company Disclosure Letter, (B) as expressly permitted or required by this Agreement or required by applicable Law, or (C) with the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned), from the date hereof until the Closing Date, the Company shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course and in a manner consistent with past practice in all material respects and use its reasonable best efforts to (i) preserve intact its present business organization, goodwill and assets, (ii) maintain in effect all Governmental Authorizations required to carry on its business as now conducted, (iii) keep available the services of its present officers and other employees (provided, that the Company shall not be obligated to, or to cause its Subsidiaries to, increase the compensation of, or make any other payments or grant any concessions to, such officers and employees), and (iv) preserve its present relationships with material customers, suppliers and other Persons with which it has a business relationship (provided, that they shall not be obligated to make any payments or grant any concessions to such Persons other than payments in the ordinary course consistent with past practice).

(b) Without limiting the generality of Section 6.1(a), except (A) as set forth in Section 6.1(b) of the Company Disclosure Letter, (B) as expressly permitted or required by this Agreement or required by applicable Law, or (C) with the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned other than any consent with respect to Section 6.1(b)(vi) which Parent may withhold in its sole discretion), from the date hereof until the Closing Date, the Company shall not, nor shall it permit any of its Subsidiaries (or, with respect to any Company Vessels that are entered into a pool, any applicable pool management company to the extent that the Company shall have the right to consent to such action pursuant to the Contracts between such pool management company and the Company or its Subsidiaries) to, do any of the following:

(i) amend its memorandum of association, bye-laws or other comparable charter or organizational documents (whether by merger, amalgamation, consolidation or otherwise), except in the case of the Company, the Bye-law Amendment pursuant to Section 8.1(e);

(ii) amend, modify or change any term of, or take any action that would result in a default under, any Indebtedness of the Company or any of its Subsidiaries;

(iii) (A) issue, deliver, sell, grant, pledge, transfer, subject to any Lien or otherwise encumber or dispose of any Company Common Shares, other Company Securities or Company Subsidiary Securities, other than in the ordinary course of business consistent with past practice or (B) amend any term of any Company Securities or any Company Subsidiary Securities (in each case, whether by merger, amalgamation, consolidation or otherwise);

(iv) accelerate or delay (A) the payment of any accounts payable or other liability or (B) the collection of notes or accounts receivable, other than in the ordinary course of business consistent with past practice;

(v) incur more than $200,000 of capital expenditures in the aggregate in excess of amounts budgeted for by the Company or its Subsidiaries as described in Section 6.1(b)(v) of the Company Disclosure Letter, other than capital expenditures relating to the maintenance of the Company Vessels in the ordinary course of business consistent with past practice;

(vi) acquire or commit to acquire (A) all or any substantial portion of a business or Person or division thereof (whether by purchase of stock, purchase of assets, merger, amalgamation, consolidation, or otherwise), or (B) any assets or properties involving a price in excess of $200,000 in the aggregate, except (1) acquisitions by the Company or any of its wholly-owned Subsidiaries of or from an existing wholly-owned Subsidiary of the Company, (2) the acquisitions described on Section 6.1(b)(vi) of the Company Disclosure Letter, (3) acquisitions of assets, materials and supplies in the ordinary course of business consistent with past practice, (4) the purchase of bunkers in the ordinary course of business, or (5) pursuant to Contracts for Newbuildings in effect on the date of this Agreement;

(vii) enter into any Contract that, if in existence on the date hereof, would be a Material Contract or Company Interested Party Transaction, or amend, modify, extend or terminate any Material Contract or Company Interested Party Transaction (other than the expiration of any such Contract in accordance with its terms, and the termination of any such Contract in connection with any breach by the applicable counterparty);

(viii) sell, lease, license, transfer, subject to any Lien or otherwise dispose of any of its assets or properties except (A) sales of used equipment in the ordinary course of business consistent with past practice, and (B) Company Permitted Liens;

(ix) adopt a plan of complete or partial liquidation, dissolution, merger, amalgamation, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, or enter into any agreement with respect to the voting of its capital stock or other securities held by the Company or any of its Subsidiaries;

(x) except as required pursuant to the terms of any Company Benefit Plan existing as of the date hereof or to the extent required under applicable Law, (A) grant to any director, officer, employee or consultant of the Company or any of its Subsidiaries any increase or enhancement in compensation, bonus or other benefits, (B) grant to any director, officer or employee of the Company or any of its Subsidiaries any right to receive severance, change in control, retention or termination pay or benefits or any increase in severance, change of control or termination pay or benefits or (C) adopt, enter into or amend or commit to adopt, enter into or amend any Company Benefit Plan except for amendments required under applicable Law;

(xi) except as required by GAAP (or any interpretation thereof) or a Governmental Authority, make any change in any method of accounting principles, method or practices;

(xii) (A) incur or issue any Indebtedness (other than accrual of interests, drawdowns, premiums, penalties, fees, expenses and breakage costs under any Material Contracts existing as of the date hereof), (B) make any loans, advances or capital contributions to, or investments in, any other Person (including in connection with any pool in which a Company Vessel is entered), other than to the Company or any of its Subsidiaries or (C) repay or satisfy any Indebtedness (other than scheduled payments of Indebtedness when due); provided that this clause (xii) shall not limit the issuance or incurrence of any intercompany Indebtedness or the repayment or satisfaction of such intercompany Indebtedness; provided, further, notwithstanding anything in this clause (xii) to the contrary, the Company and its Subsidiaries may incur additional Indebtedness in an aggregate principal amount not to exceed $300,000 at any one time outstanding and may repay or satisfy any such Indebtedness from time to time;

(xiii) change any material method of Tax accounting, make or change any material Tax election, file any material amended return (except as required by applicable Law), settle or compromise any material Tax liability, enter into any closing agreement with respect to any material amount of Taxes, surrender any right to claim a material Tax refund or offset or otherwise reduce a material Tax liability or take into account on any Tax Return required to be filed prior to the Closing Date any adjustment or benefit arising from the Transactions;

(xiv) institute, settle, or agree to settle any action, suit, litigation, investigation or proceeding (other than actions, suits, litigations, investigations or proceedings where Parent is adverse to the Company) pending or threatened before any arbitrator, court or other Governmental Authority, in each case in excess of $500,000 (exclusive of any amounts covered by insurance) or that imposes injunctive or other non-monetary relief on the Company or its Subsidiaries;

(xv) disclose, or consent to the disclosure of, any trade secrets or other proprietary information, other than in the ordinary course of business consistent with past practice;

(xvi) waive, release or assign any claims or rights having a value in excess of $100,000;

(xvii) fail to use commercially reasonable efforts to cause the current material insurance (or re-insurance) policies maintained by the Company or any of its Subsidiaries, including directors’ and officers’ insurance, not to be canceled or terminated or any of the coverage thereunder to lapse, unless, simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the canceled, terminated or lapsed policies for substantially similar premiums or less are in full force and effect; provided, that neither the Company nor any of its Subsidiaries shall obtain or renew any insurance (or reinsurance) policy for a term exceeding three (3) months;

(xviii) directly or indirectly (A) purchase or construct any vessel or enter into any Contract for the purchase or construction of any vessel, (B) sell or otherwise dispose of any Company Vessel or enter into any contract for the sale or disposal of any Company Vessel, (C) to the extent that the Company shall have the right to consent to such action under the terms of the Contracts between the Company and the service provider or manager of such Company Vessel, enter into any contract for the bareboat or spot or time charter-out of any Company Vessel in excess of sixty (60) calendar days, (D) change any manager of any Company Vessel, (E) defer scheduled maintenance of any Company Vessel, or (F) depart from any normal drydock and maintenance practices or discontinue replacement of spares in operating the Company Vessels; provided, that, to the extent that the Company shall have the right to consent to such action under the terms of the Contracts between the Company and the service provider or manager of such Company Vessel, and subject to actions permitted under clause (v) of this Section 6.1(b), the Company will not, and will cause its Subsidiaries not to enter into any Contract for the drydocking or repair of any Company Vessel where the estimated cost thereof is in excess of $200,000 unless, in the case of this clause (F), such work cannot prudently be deferred and is required to preserve the safety and seaworthiness of such Company Vessel, or

(xix) authorize or enter into a Contract to take any of the actions described in clauses (i) through (xviii) of this Section 6.1(b).

SECTION 6.2. Operation of Parent’s Business.

(a) Except (A) as set forth in Section 6.2(a) of the Parent Disclosure Letter, (B) as expressly permitted or required by this Agreement or required by applicable Law, or (C) with the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned), from the date hereof until the Closing Date, Parent shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course and in a manner consistent with past practice in all material respects and use its reasonable best efforts to (i) preserve intact its present business organization, goodwill and assets, (ii) maintain in effect all Governmental Authorizations required to carry on its business as now conducted, (iii) keep available the services of its present officers and other employees (provided that Parent shall not be obligated to, or to cause its Subsidiaries to, increase the compensation of, or make any other payments or grant any concessions to, such officers and employees), and (iv) preserve its present relationships with material customers, suppliers and other Persons with which it has a business relationship (provided, that they shall not be obligated to make any payments or grant any concessions to such Persons other than payments in the ordinary course consistent with past practice).

(b) Without limiting the generality of Section 6.2(a), except (A) as set forth in Section 6.2(b) of the Parent Disclosure Letter, (B) as expressly permitted or required by this Agreement or required by applicable Law, or (C) with the prior written consent of Company (such consent not to be unreasonably withheld, delayed or conditioned), from the date hereof until the Closing Date, Parent shall not, nor shall it permit Merger Sub or any of its Subsidiaries to, do any of the following:

(i) amend its articles of incorporation, bylaws or other comparable charter or organizational documents (whether by merger, amalgamation, consolidation or otherwise);

(ii) amend, modify or change any term of, or take any action that would result in a default under, any Indebtedness of the Parent or any of its Subsidiaries;

(iii) (A) issue, deliver, sell, grant, pledge, transfer, subject to any Lien or otherwise encumber or dispose of any Parent Shares, other Parent Securities or Parent Subsidiary Securities, other than in the ordinary course of business consistent with past practice or (B) amend any term of any Parent Securities or any Parent Subsidiary Securities (in each case, whether by merger, amalgamation, consolidation or otherwise);

(iv) adopt a plan of complete or partial liquidation, dissolution, merger, amalgamation, consolidation, restructuring, recapitalization or other reorganization of Parent, or enter into any agreement with respect to the voting of its capital stock or other securities held by Parent or any of its Subsidiaries (other than with respect to the recapitalization of Parent’s holding in Merger Sub or the capitalization of Parent’s receivables on Merger Sub, neither of which shall adversely effect the Surviving Company Shares or the transactions contemplated hereby);

(v) take any action that might reasonably be expected to prevent, impede or materially delay the consummation of the Transactions; or

(vi) authorize or enter into a Contract to take any of the actions described in clauses (i) through (v) of this Section 6.2(b).

SECTION 6.3. Access to Information. After the date hereof until the Closing Date and subject to applicable Law and the Mutual Non-Disclosure Agreement dated as of April 7, 2025 between the Company and Parent (the “Non-Disclosure Agreement”), the Company shall: (i) give to Parent and its Representatives, upon reasonable prior written notice, reasonable access to the offices, properties, books and records of the Company and its Subsidiaries as may be reasonably requested in connection with the Parties’ efforts to consummate the Transactions and for baseline inventory and planning assessments by Parent; provided, however, that any such access shall be conducted during normal business hours in a manner not to interfere with the businesses or operations of the Company and its Subsidiaries; (ii) furnish to Parent and its Representatives such financial and operating data and other information as such Persons may reasonably request in writing from time to time in connection with the Parties’ efforts to consummate the Transactions; and (iii) instruct the Representatives of the Company and its Subsidiaries and the ship managers and pool managers of Company Vessels to cooperate with Parent in the matters described in clauses (i) and (ii) above. In accordance with the foregoing, the Company shall permit Parent and its Representatives reasonable access to a sample of Company Vessels when at a port upon reasonable prior written notice and in accordance with reasonable procedures agreed upon by the Company and Parent for baseline inventory and planning assessments by Parent. When accessing any of the Company Vessels, Parent shall, and shall cause its Representatives to, comply with all safety and security policies or requirements for the applicable Company Vessel. Notwithstanding anything to the contrary in this Agreement, the Company shall not be required to provide such access or disclosure if, after consultation with counsel to Parent, the Company and its counsel determine that providing such access or disclosure is reasonably likely to (A) result in a waiver of attorney-client privilege, work product doctrine or similar privilege or (B) violate any Contract to which the Company is a party or to which it is subject or applicable Law.

SECTION 6.4. No Solicitation.

(a) General Prohibitions. Except as expressly permitted pursuant to Section 6.4(b), from and after the date hereof and prior to the earlier of the termination of this Agreement in accordance with Section 10.1 and the Closing Date, the Company shall not (and the Company shall (A) cause its Subsidiaries not to and (B) not authorize or permit and shall instruct and use reasonable best efforts to cause its Representatives and any of its Subsidiaries’ Representatives not to), directly or indirectly, (i) solicit, initiate or knowingly take any action to facilitate or encourage or assist any inquiries or the making of any proposal or offer that constitutes or would reasonably be expected to lead to the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, or furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, personnel, books or records of the Company or any of its Subsidiaries to any Third Party with respect to inquiries regarding, or the making of, an Acquisition Proposal, (iii) qualify, withdraw, or modify or amend in a manner adverse to Parent, the Transaction Committee Recommendation or the Company Board Recommendation (or recommend an Acquisition Proposal), or publicly propose to do any of the foregoing (any of the foregoing in this clause (iii), an “Adverse Recommendation Change”), (iv) approve, endorse, recommend or enter into (or agree or publicly propose to do any of the foregoing) any agreement in principle, letter of intent, term sheet, merger or amalgamation agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal (other than a confidentiality agreement with a Third Party to whom the Company is permitted to provide information in accordance with Section 6.4(b)(i)), or (v) grant any waiver, amendment or release under any standstill or confidentiality agreement or any Takeover Statute or similar provision contained in the Company Charter Documents other than a waiver of the obligations of Third Parties existing as of the date of this Agreement not to seek from the Company any waiver of such Third Parties’ standstill obligations and granting a limited waiver if requested solely to enable such Third Parties to make an Acquisition Proposal to the Company Board. The Company shall (and the Company shall (1) cause its Subsidiaries to and (2) instruct and use reasonable best efforts to cause its Representatives and any of its Subsidiaries’ Representatives to) cease immediately and cause to be terminated any and all existing activities, solicitations, encouragements, discussions or negotiations, if any, with any Third Party and its Representatives and its financing sources conducted prior to the date hereof with respect to any Acquisition Proposal or efforts to obtain an Acquisition Proposal, and shall also request such Third Party to promptly return or destroy all confidential information concerning the Company and its Subsidiaries prior to the date hereof.

(b) Exceptions.

(i) Prior to (but not at any time from or after) obtaining the Company Shareholders Approval, if the Company receives a bona fide, written Acquisition Proposal from a Third Party after the date hereof (that has not been withdrawn) that did not result from a breach or violation of the provisions of Section 6.4(a) and, prior to taking any action described in clauses (A) and (B) below, (1) the Transaction Committee determines in good faith, after consultation with outside legal counsel, that based on the information then available and after consultation with its financial advisors of nationally recognized reputation, such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, and (2) the Company shall have complied with Section 6.4(c), then the Company may, in response to such Acquisition Proposal, directly or indirectly through its Representatives, (A) engage in negotiations or discussions with such Third Party and its Representatives or financing sources with respect to such Acquisition Proposal and (B) thereafter furnish to such Third Party or its Representatives or financing sources non-public information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement (a copy of which shall be promptly (and in any event within twenty-four (24) hours) provided for informational purposes only to Parent) with such Third Party with terms no less favorable to the Company than those contained in the Non-Disclosure Agreement; provided that all written materials provided or made available to such Third Party (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent promptly (and in any event within twenty-four (24) hours) after the time it is provided or made available to such Third Party.

(ii) Prior to (but not at any time from or after) obtaining the Company Shareholders Approval, the Transaction Committee or the Company Board may, following receipt of or on account of a Superior Proposal, make an Adverse Recommendation Change in connection with such Superior Proposal, if such Superior Proposal did not result from a breach or violation of the provisions of Section 6.4(a), and the Transaction Committee or the Company Board, as applicable, determines in good faith, after consultation with outside legal counsel and financial advisors of nationally recognized reputation that, in light of such Superior Proposal, the failure of the Transaction Committee or the Company Board, as applicable, to take such action is reasonably likely to be inconsistent with its fiduciary duties to the Company’s shareholders under applicable Law; provided, however, that the Transaction Committee and the Company Board shall not be entitled to effect an Adverse Recommendation Change in connection with a Superior Proposal unless (A) the Transaction Committee promptly notifies Parent, in writing at least three (3) Business Days before making an Adverse Recommendation Change (the “Notice Period”), of the intention of the Transaction Committee or the Company Board, as applicable, to take such action with respect to such Superior Proposal, which notice shall state expressly that the Company has received an Acquisition Proposal that the Transaction Committee or the Company Board, as applicable, has determined to be a Superior Proposal and that the Transaction Committee or the Company Board, as applicable, intends to make an Adverse Recommendation Change; (B) the Transaction Committee attaches to such notice the proposed transaction agreements and the identity of the Third Party making such Superior Proposal; (C) during the Notice Period, if requested (orally or in writing) by Parent, the Transaction Committee has engaged, and has directed its Representatives to engage, in negotiations with Parent in good faith (to the extent Parent desires to negotiate) to amend this Agreement in such a manner that such Superior Proposal ceases to constitute a Superior Proposal; and (D) following the Notice Period, the Transaction Committee or the Company Board, as applicable, shall have considered in good faith any proposed amendments to this Agreement and determined in good faith, after consultation with its outside legal counsel and financial advisors of nationally recognized reputation, taking into account any changes to this Agreement made or proposed in writing by Parent, that such Superior Proposal continues to constitute a Superior Proposal; provided, however, that, with respect to any applicable Superior Proposal, any amendment to the financial terms or any other material amendment to a term of such Superior Proposal shall require a new written notice by the Transaction Committee and a new Notice Period (except that if there are less than seventy-two (72) hours prior to the Company Shareholders Meeting, the Notice Period shall be reduced to as much notice as is reasonably practicable, and in no event shall the new Notice Periods exceed nine (9) days in the aggregate), and no such Adverse Recommendation Change in connection with such Superior Proposal may be made during any Notice Period.

(iii) Prior to (but not at any time from or after) obtaining the Company Shareholders Approval, the Transaction Committee or the Company Board may, if there has been an Intervening Event, make an Adverse Recommendation Change in connection with such Intervening Event if the Transaction Committee or the Company Board, as applicable, determines in good faith, after consultation with outside legal counsel and financial advisors of nationally recognized reputation that, in light of such Intervening Event, the failure of the Transaction Committee or the Company Board, as applicable, to take such action is reasonably likely to be inconsistent with its fiduciary duties to the Company’s shareholders under applicable Law; provided, however, that the Transaction Committee and the Company Board shall not be entitled to effect an Adverse Recommendation Change in connection with an Intervening Event unless (A) the Company promptly notifies Parent in writing at least three (3) Business Days before making an Adverse Recommendation Change of the intention of the Transaction Committee or Company Board, as applicable, to take such action with respect to such Intervening Event, which notice shall include the material facts underlying the Transaction Committee’s or the Company Board’s determination that an Intervening Event has occurred, and state the reasons that the Transaction Committee or the Company Board, as applicable, intends to make an Adverse Recommendation Change, in reasonable detail, (B) during such three (3)-Business Day period, if requested (orally or in writing) by Parent, the Company has engaged, and has directed its Representatives to engage, in negotiations with Parent in good faith (to the extent Parent desires to negotiate) to amend this Agreement in such a manner that an Adverse Recommendation Change is no longer warranted as a result of the Intervening Event, and (C) following such three (3)-Business Day period, the Transaction Committee or the Company Board, as applicable, shall have considered in good faith any proposed amendments to this Agreement and determined in good faith, after consultation with its outside legal counsel and financial advisors of nationally recognized reputation, taking into account any changes to this Agreement made or proposed in writing by Parent, that the failure of the Transaction Committee or the Company Board, as applicable, to make an Adverse Recommendation Change in connection with such Intervening Event is reasonably likely to be inconsistent with its fiduciary duties to the Company’s shareholders under applicable Law; provided, that the Company shall not be required to negotiate with Parent in connection with an Adverse Recommendation Change that the Company Board intends to effect in response to an Intervening Event if the Company has already negotiated with Parent in accordance with this Section 6.4(b)(iii) in connection with an Adverse Recommendation Change by the Transaction Committee or the Company Board, as applicable, in response to the same Intervening Event.

(iv) In addition, nothing contained herein shall prevent the Transaction Committee or the Company Board from complying with Rules 14d-9 or 14e-2(a) under the 1934 Act with regard to an Acquisition Proposal, or from (A) making legally required disclosures; provided that any Adverse Recommendation Change may only be made in a manner consistent with this Section 6.4, or (B) granting any waiver, amendment or release under any standstill or confidentiality agreement or any Takeover Statute or similar provision contained in the Company Charter Documents.

(c) Required Notices. The Company and the Company Board shall not take any of the actions referred to in Section 6.4(b) unless the Company shall have first complied with the applicable requirements of this Section 6.4(c). The Company shall notify Parent promptly (but in no event later than 24 hours) after receipt by the Company (or, if received by any of the Company’s Representatives, after the Company is informed by such Representative) of any Acquisition Proposal or of any inquiries or other communication regarding the making of an Acquisition Proposal, including the material terms and conditions thereof and providing a copy, if applicable, of any written requests, proposals or offers, including proposed agreements, and the identity of the Person making (or inquiry or communications about) such Acquisition Proposal and its proposed financing sources, if any, and shall keep Parent reasonably informed on a prompt basis (but in any event no later than 24 hours) as to the status (including changes or proposed changes to the material terms) of such Acquisition Proposal. The Company shall also notify Parent promptly (but in no event later than 24 hours) after receipt by the Company of any request for non-public information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, personnel, books or records of the Company or any of its Subsidiaries by any Third Party that has informed the Company that it is considering making, or has made, an Acquisition Proposal. The Company shall also notify Parent promptly of the Company’s intention to take the actions set forth in clauses (A) or (B) of Section 6.4(b)(i). The Company agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Third Party subsequent to the date hereof which prohibits the Company from providing any information to Parent in accordance with this Section 6.4.

(d) Definition of Superior Proposal. For purposes of this Agreement, “Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal (provided that, for the purposes of this definition, references to “15%” in the definition of Acquisition Proposal shall be deemed replaced with references to “50%”) that (i) is not subject to any additional financing conditions that are not already contemplated by this Agreement and for which financing has been fully committed or is on hand or the Company Board or the Transaction Committee, as applicable, determines in good faith after considering the advice of its financial advisor of nationally recognized reputation is reasonably probable to be fully financed, and (ii) the Company Board or the Transaction Committee, as applicable, has determined in good faith, after considering the advice of its outside legal counsel and financial advisors of nationally recognized reputation and taking into consideration all of the applicable terms, conditions, impacts and all legal, financial, regulatory, fiduciary and other aspects of such Acquisition Proposal that the Company Board or the Transaction Committee, as applicable, deems in good faith to be relevant, including, to the extent the Company Board or the Transaction Committee, as applicable, deems relevant, the identity of the Person making the Acquisition Proposal, financing, regulatory approvals, shareholder litigation, termination fees, expense reimbursement provisions and the expected timing and risk and likelihood of consummation, would result in a transaction more favorable, from a financial point of view, to the Company’s shareholders than the Transactions provided hereunder (after taking into account and giving effect to any adjustments or amendment to this Agreement proposed by Parent).

(e) The Company acknowledges and agrees that any violation of the restrictions set forth in this Section 6.4 by any Subsidiary or Representative of the Company shall be deemed to be a breach of this Section 6.4 by the Company.

SECTION 6.5. Litigation.

(a) The Company shall promptly advise Parent of any Action commenced or, to the Knowledge of the Company, threatened against or involving the Company, any of its Subsidiaries, any of their respective officers or directors, the Transaction Committee, or any Company Vessel, relating to this Agreement or the Transactions and shall keep Parent informed and consult with Parent regarding the status of such Action on an ongoing basis. The Company shall, and shall cause its Subsidiaries to, cooperate with and give Parent the opportunity to consult with respect to the defense or settlement of any such Action, and shall not agree to any settlement without the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned).

(b) Parent shall promptly advise the Company of any Action commenced or, to the Knowledge of Parent, threatened against or involving Parent or Merger Sub, any of its Subsidiaries, any of their respective officers or directors, or any Parent Vessels, relating to this Agreement or the Transactions and shall keep the Company informed and consult with the Company regarding the status of such Action on an ongoing basis. Parent shall, and shall cause its Subsidiaries to, cooperate with and give the Company the opportunity to consult with respect to the defense or settlement of any such Action and shall not agree to any settlement without the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned).

SECTION 6.6. Takeover Provisions. If any Takeover Statute or similar provision contained in the Company Charter Documents shall become or is deemed to be applicable to the Transactions after the date of this Agreement, each of the Company, Parent, Merger Sub and the respective members of their boards of directors and the Transaction Committee shall grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated herein and otherwise act to eliminate if possible, and otherwise to minimize, the effects of such Takeover Statute, or such similar provision contained in Company Charter Documents, as applicable, on the Transactions.

SECTION 6.7. Interested Party Transactions. At or prior to the Closing, the Company shall take all commercially reasonable actions the Company is permitted to take under (and shall use its reasonable best efforts to cause its controlled-Affiliates to take all commercially reasonable actions such controlled-Affiliates are permitted to take under) the Contracts set forth on Section 6.7 of the Company Disclosure Letter to terminate such Contracts, effective as of the Effective Time, or amend such Contracts so as to eliminate any further liability or obligation of the Company or its Subsidiaries thereunder arising after the Effective Time.

ARTICLE VII

COVENANTS OF PARENT

SECTION 7.1. Director and Officer Liability. Parent shall cause the Surviving Company to do the following:

(a) Until the later of the (i) sixth anniversary of the Effective Time and (ii) date of the final disposition of any Action of a nature described in this Section 7.1(a) asserted against any Indemnified Person prior to the sixth anniversary of the Effective Time, Parent and the Surviving Company shall indemnify and hold harmless the present and former officers and directors of the Company or any Company’s Subsidiaries (each, together with such person’s heirs, executors or administrators, an “Indemnified Person”) against any costs or expenses (including, subject to receipt of any undertaking required by applicable Law, advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Person), judgments, fines, losses, fees, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened Action arising out of or pertaining to the fact that the Indemnified Person is or was an officer or director of the Company or any Company’s Subsidiaries, or is or was an officer or director of the Company or any Company Subsidiary or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, whether asserted or claimed prior to, at or after the Effective Time to the fullest extent permitted by the BCA or any other applicable Law or provided under the Company Charter Documents in effect on the date hereof; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable Law or under the Company Charter Documents in effect on the date hereof. Parent and the Surviving Company shall reasonably cooperate with the Indemnified Person in the defense of any such Action.

(b) For a period of no less than six (6) years after the Effective Time, Parent shall, and shall cause the Surviving Company to, to the fullest extent permitted under applicable Law, cause to be maintained in effect the provisions in the Company Group Charter Documents of the Surviving Company and each Subsidiary of the Company (or in such documents of any successor to the business of the Surviving Company or any Subsidiary of the Company if any such Subsidiary shall not continue in existence) regarding exculpation, indemnification and advancement of expenses in effect as of the date hereof or in any agreement, a complete copy of which agreement has been provided by the Company to Parent prior to the date hereof, to which the Company or any of its Subsidiaries is a party as of the date hereof, and shall not amend, repeal or otherwise modify any such provisions or the exculpation, indemnification or advancement of expenses provisions of the Company Group Charter Documents (or successor company documents) or any such agreement in any manner that would adversely affect the rights thereunder of any individual who, at or before the Effective Time, was an Indemnified Person; provided, that all rights to indemnification in respect of any Action pending or asserted or any claim made within such period shall continue until the final disposition of such Action or resolution of such claim.

(c) Parent shall cause the Surviving Company to either (i) continue to maintain in effect for a period of no less than six (6) years after the Effective Time the Company’s directors’ and officers’ insurance policies (the “D&O Insurance”) in place as of the date hereof or (ii) purchase or provide comparable D&O Insurance for such six (6)-year period from a carrier with comparable or better credit ratings to the Company’s existing directors’ and officers’ insurance policies, in each case, with coverage for the persons who are covered by the Company’s existing D&O Insurance, with terms, conditions, retentions and levels of coverage at least as favorable (in the aggregate) to the insured individuals as the Company’s existing D&O Insurance with respect to matters existing or occurring at or prior to the Effective Time; provided, that in no event shall Parent or the Surviving Company be required to expend for such policies pursuant to this sentence an aggregate premium amount in excess of 250% of the amount per annum the Company paid in its last full fiscal year, which amount is set forth in Section 7.1(c) of the Company Disclosure Letter (the “Premium Cap”); provided, further, that if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Company shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding the Premium Cap. Notwithstanding the foregoing, at the Company’s option and in lieu of the obligations of Parent and the Surviving Company under the first sentence of this Section 7.1(c), the Company may purchase prior to the Effective Time, a prepaid “tail policy” for a period of no more than six (6) years after the Effective Time with coverage for the persons who are covered by the Company’s existing D&O Insurance, with terms, conditions, retentions and levels of coverage at least as favorable to the insured individuals as the Company’s existing D&O Insurance with respect to matters existing or occurring at or prior to the Effective Time, in which event Parent shall cease to have any obligations under the first sentence of this Section 7.1(c); provided, that the aggregate premium for such policies shall not exceed the Premium Cap. In the event the Company elects to purchase such a “tail policy,” Parent shall cause the Surviving Company to maintain such “tail policy” in full force and effect and continue to honor its obligations thereunder.

(d) If either Parent or the Surviving Company or any of their respective successors or assigns (i) consolidates or amalgamates with or merges into any other Person and is not the continuing or surviving company or entity of such consolidation, amalgamation or merger, or (ii) transfers or conveys all or substantially all of its properties, rights and other assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, succeed to or assume the applicable obligations of such party set forth in this Section 7.1.

(e) The rights of each Indemnified Person under this Section 7.1 shall be in addition to any rights such Person may have under the Company Group Charter Documents (or successor company documents), under the BCA or any other applicable Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

SECTION 7.2. Stock Exchange Listing and Delisting.

(a) Parent shall use its reasonable best efforts to take all actions, including drafting the EU Exemption Document and the NYSE Supplemental Listing Application, and do all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE and Euronext to ensure that the Parent Shares comprising the Merger Consideration are approved for listing, subject to completion of the Merger and official notice of issuance, on the NYSE prior to or as of the Closing Date and on Euronext as of or as soon as practicable after the Closing Date, and the Company shall cooperate with Parent with respect to such approvals.

(b) Parent shall use its reasonable best efforts to take all actions, and do all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the OSE to ensure that the Parent Shares are approved for listing, subject to completion of the Merger, on the OSE as of or as soon as practicable after the Closing Date, and the Company shall cooperate with Parent with respect to such approval.

(c) Parent shall use its reasonable best efforts to take all actions and do all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ and of the OSE to ensure that the Company Common Shares, subject to completion of the Merger, are delisted from trading on NASDAQ and on the OSE and deregistered under the 1934 Act as of or as soon as practicable after the Closing Date, and the Company shall cooperate with Parent with respect to such approvals.

SECTION 7.3. Merger Sub. Parent shall take all actions necessary to (a) cause Merger Sub to perform its obligations under this Agreement and to consummate the Transaction on the terms and conditions set forth in this Agreement and (b) ensure that, prior to the Effective Time, Merger Sub shall not conduct any business or make any investments other than as specifically contemplated by this Agreement.

ARTICLE VIII

COVENANTS OF PARENT AND THE COMPANY

SECTION 8.1. Proxy Statement; Registration Statement; EU Exemption Document; Company Shareholders Meeting.

(a) As soon as reasonably practicable following the date of this Agreement, Parent and the Company shall jointly prepare, and Parent shall file with the SEC, a registration statement on Form F-4 to register, under the 1933 Act, the Parent Shares issuable in the Transactions (together with all amendments supplements and exhibits thereto, the “Registration Statement”), which shall include a prospectus with respect to the Parent Shares issuable in the Transactions and a proxy statement to be sent to the shareholders of the Company relating to the Company Shareholders Meeting (together with any amendments, supplements and exhibits thereto, the “Proxy Statement”). Parent and the Company shall use their respective reasonable best efforts to cause the Registration Statement to be declared effective under the 1933 Act as soon as reasonably practicable after such filing and in any case prior to the Company Shareholders Meeting. The Company shall use its reasonable best efforts to furnish to Parent all information concerning the Company and its Affiliates to be included in the Registration Statement and the Proxy Statement as may be reasonably requested by Parent as promptly as reasonably practicable following the date of such request, and shall provide such other reasonable assistance, in each case as may be reasonably requested by Parent in connection with the preparation, filing and distribution of the Registration Statement and the Proxy Statement. Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company and Parent shall (i) provide the other an opportunity to review and comment on such document or response (including the proposed final version of such document or response), and (ii) consider in good faith all comments reasonably proposed by the other Party within a reasonable time after having been provided such document or response for its review; provided, that none of the Parties shall be responsible for any delay in furnishing the Registration Statement or the Proxy Statement to the SEC (or a response to any comment of the SEC in connection therewith) to the extent arising from a Party’s review of the foregoing or a Party’s good faith consideration and incorporation of any comments thereto proposed by the other Party. Parent shall advise the Company, promptly after receiving notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, or of any request by the SEC for amendment of the Registration Statement or Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information, and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(b) As soon as reasonably practicable following the date of this Agreement, Parent shall prepare the EU Exemption Document. The Company shall use its reasonable best efforts to furnish to Parent all necessary information concerning the Company and its Affiliates to be included in the EU Exemption Document in accordance with the Commission Delegated Regulation (EU) 2021/528 of 16 December 2020 supplementing EU Regulation 2017/1129 as regards the minimum information content of the document to be published for a prospectus exemption in connection with a takeover by means of an exchange offer, a merger or a demerger.

(c) If prior to the Company Shareholders Meeting, any event occurs with respect to Parent or any of its Subsidiaries, or any change occurs with respect to other information supplied by Parent for inclusion in the Proxy Statement or Registration Statement, in each case which is required by applicable Law to be described in an amendment of, or a supplement to, the Proxy Statement or Registration Statement so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, Parent shall promptly notify the Company of such event or information, and the Company and Parent shall reasonably cooperate in the prompt, and in any event within the earlier of (i) five (5) Business Days following the receipt of such notice and (ii) the date of the Company Shareholders Meeting, preparation and furnishing to the SEC of any necessary amendment or supplement to the Proxy Statement or Registration

Statement and, as required by applicable Law, in disseminating the information contained in such amendment or supplement to the Company’s shareholders. Nothing in this Section 8.1(c) shall limit the obligations of any Party under Section 8.1(a); provided, that none of the Parties shall be responsible for any delay in furnishing any such amendment or supplement to the Proxy Statement or Registration Statement to the SEC to the extent arising from a Party’s review of the foregoing or a Party’s good faith consideration and incorporation of any comments thereto proposed by the other Party.

(d) If prior to the Company Shareholders Meeting, any event occurs with respect to the Company or any of its Subsidiaries, any Acquisition Proposal is received by the Company or any Adverse Recommendation Change is made in connection with an Acquisition Proposal or Intervening Event as permitted by Section 6.4(b), or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement or Registration Statement, in each case which is required by applicable Law to be described in an amendment of, or a supplement to, the Proxy Statement or Registration Statement so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company shall promptly notify Parent of such event, and Parent shall reasonably cooperate in the prompt, and in any event within the earlier of (i) five (5) Business Days following the happening of such event requiring an amendment or supplement and (ii) the date of the Company Shareholders Meeting, preparation and furnishing to the SEC of any necessary amendment or supplement to the Proxy Statement or Registration Statement and, as required by applicable Law, in disseminating the information contained in such amendment or supplement to the Company’s shareholders. Nothing in this Section 8.1(d) shall limit the obligations of any party under Section 8.1(a); provided, that none of the Parties shall be responsible for any delay in furnishing any such amendment or supplement to the Proxy Statement or Registration Statement to the SEC to the extent arising from a Party’s review of the foregoing or a Party’s good faith consideration and incorporation of any comments thereto proposed by the other Party.

(e) The Company shall, as soon as reasonably practicable following the date of this Agreement, hold a meeting of the shareholders (the “Company Shareholders Meeting”) for the purpose of (i) amending the Company’s bye-laws to clarify any ambiguity that the required shareholder voting majority for a merger of the Company is a simple majority of the votes cast at a general meeting of the Company (the “Bye-law Amendment”), and (ii) seeking the Company Shareholders Approval, and shall not submit any other proposals in connection with such Company Shareholders Meeting (other than proposals relating to the appointment of the Exchange Agent in a manner consistent with Article III), without the prior written consent of Parent; provided that the Company (i) shall cause the Proxy Statement to be mailed to the Company’s shareholders as promptly as reasonably practicable after the Registration Statement is declared effective under the 1933 Act, and (ii) shall use its reasonable best efforts to hold the Company Shareholders Meeting on the thirtieth Business Day following the first mailing of the Proxy Statement to the Company’s shareholders. Subject to Section 6.4(b), the Company shall use its reasonable best efforts to solicit the Company Shareholders Approval. The Company shall include in the Proxy Statement the recommendation of the Transaction Committee and the Company Board that the Company’s shareholders give the Company Shareholders Approval, except to the extent that the Transaction Committee or the Company Board shall have made an Adverse Recommendation Change as permitted by Section 6.4(b). Notwithstanding anything herein to the contrary, the Company shall not make or file any amendment, supplement or change to the Proxy Statement without the written consent of Parent, except in connection with an Adverse Recommendation Change or as otherwise required by applicable Law; provided, that, if, at any time prior to the Company Shareholders Meeting, the Company or Parent discover any information relating to the Company, Parent or any of their respective Affiliates, officers or directors which should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party which discovers such information shall promptly notify the other Parties and, to the extent required by applicable Law, disseminate it to the Company’s shareholders. The Company agrees that its obligations to hold the Company Shareholders Meeting pursuant to this Section 8.1 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal, or by the making of any Adverse Recommendation Change. The Company shall not adjourn the Company Shareholders Meeting without the prior written consent of Parent; provided, that the Company shall have the right to adjourn the Company Shareholders Meeting if: (i) after consultation with Parent, for a single period not to exceed ten (10) Business Days from the date on which the Company Shareholders Meeting is originally scheduled (as set forth in the Proxy Statement), the Company has not received proxies representing a sufficient number of Company Common Shares to obtain the Company Shareholders Approval; (ii) on the date on which the Company Shareholders Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient Company Common Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders Meeting; or (iii) after consultation with Parent, the failure to adjourn the Company Shareholders Meeting would reasonably be expected to be a violation of applicable Law for the distribution of any required amendment or supplement to the Proxy Statement to be timely provided to the Company’s shareholders (the period that the Company Shareholders Meeting is adjourned, the “Adjournment Period”).

SECTION 8.2. Regulatory and Other Undertakings.

(a) Subject to the terms and conditions of this Agreement, the Parties shall, and shall cause their respective Affiliates to, use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Merger, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other Third Party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents that are necessary, proper or advisable to consummate the Merger, including certain Parent Disclosure Documents, (ii) obtaining and maintaining any approvals, consents, registrations, waivers, amendments, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate the Merger (including those set forth in Section 9.1(c)); (iii) making any other submissions required in connection with the consummation of the Transaction under the 1933 Act, the 1934 Act, the BCA, the Norwegian Securities Trading Act and/or the OSE, applicable state, federal or foreign securities Laws or the NYSE, NASDAQ, Euronext or applicable OSE rules and regulations, and (iv) taking or causing to be taken all other actions necessary, proper or advisable consistent with this Section 8.2 to cause the expiration of the applicable waiting periods, or receipt of required consents, approvals or authorizations under such Laws as soon as practicable; provided that the obligations set forth in this sentence shall not be deemed to have been breached as a result of actions by the Company or its Subsidiaries expressly permitted by Sections 6.4(b) or 8.1. In furtherance and not in limitation of the foregoing, each of the Parties (either separately or combined, as the case may be) shall as promptly as reasonably practicable after the date hereof file or supply, or cause to be filed or supplied, all notifications and information required to be filed or supplied pursuant to any Antitrust Laws that are applicable to the Transactions.

(b) Subject to the terms hereof, the Company and Parent agree, and shall cause each of their respective Subsidiaries, to cooperate and to use their respective reasonable best efforts to obtain any government clearances or approvals required for Closing under any Antitrust Laws, to respond to any government requests for information under any Antitrust Laws, and to contest and resist any Action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any Order (whether temporary, preliminary or permanent) that restricts, prevents or prohibits the consummation of the Transactions under any Antitrust Laws. The Parties will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party in connection with proceedings under or relating to any Antitrust Laws. Parent and the Company agree to provide the other Party and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between Parent or the Company or any of their Representatives, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the Transactions.

(c) Notwithstanding anything in this Section 8.2 or otherwise in this Agreement, other than satisfying any monetary penalties levied upon Parent or any of its Subsidiaries by any Governmental Authority, none of Parent, Merger Sub or the Company shall be required or permitted to consent to any requirement, condition, limitation, understanding, agreement or order of a Governmental Authority (i) to sell, divest, license, assign, transfer, hold separate or otherwise dispose of any portion of the assets or business of the Company, the Surviving Company, Parent or Merger Sub, or any of their respective Subsidiaries, (ii) that limits the freedom of action with respect to, or ability to retain, any of the businesses, services, or assets that would be material to the Company, the Surviving Company, Parent or Merger Sub and their respective Subsidiaries, taken as a whole, after giving effect to the Merger, in order to be permitted by such Governmental Authority to consummate the Transactions, or (iii) that modifies or waives any material terms and conditions of this Agreement.

(d) Each of Parent and the Company shall not, and shall cause its Affiliates not to, take any action or enter into any transaction, or any agreement to effect any transaction (including any merger, amalgamation or acquisition) that might reasonably be expected to make it more difficult, or to increase the time required, to: (i) obtain the expiration or termination of the waiting period under any Antitrust Law applicable to the Transactions; (ii) avoid the entry of, the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order that would materially delay or prevent the consummation of the Transactions; or (iii) obtain all authorizations, consents, orders and approvals of Governmental Authorities necessary for the consummation of the Transactions; provided, however, that nothing in this Section 8.2(d) shall restrict or limit the Company Board, the Transaction Committee, the Company or any of its Subsidiaries from taking any action permitted under or required by Section 6.4, Section 8.1 or Article X.

(e) Merger Sub agrees that at the Company Shareholders Meeting and at any other meeting of the Company Common Shareholders, however called, including any adjournment thereof, and in connection with any written consent of the Company Common Shareholders, Merger Sub shall, in each case to the fullest extent that the Company Common Shares owned by Merger Sub are entitled to vote thereon or consent thereto: (i) appear (in person or by proxy) at each such meeting or otherwise cause all of the Company Common Shares held by Merger Sub to be counted as present thereat for purposes of calculating a quorum; and (ii) vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering, all of its Company Common Shares: (A) in favor of the Merger and the authorization and approval of this Agreement and the Transactions; (B) against any action or agreement that would reasonably be expected to result in a breach of any material covenant, representation or warranty or any other obligation or agreement of the Company contained in this Agreement, or of Merger Sub contained in this Agreement; and (C) against any action, proposal, transaction or agreement that would impede, interfere with, delay, discourage, frustrate, prevent, nullify, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of Parent’s or the Company’s conditions under this Agreement or any of the other Transactions. In the event that the Company Board or the Transaction Committee has made an Adverse Recommendation Change that has not been rescinded or otherwise withdrawn, the obligations of the Merger Sub set forth in this Section 8.2(e) shall not apply and the Company Common Shares held by Merger Sub may be voted by Merger Sub in any manner Merger Sub determines.

(f) Parent shall vote in favor of and cause the Merger Sub Shareholder Approval to be obtained prior to the Closing Date.

(g) Parent undertakes to have available at Closing alternative financing sufficient to refinance the Indebtedness that is the subject of the Specified Approvals.

(h) The Company and Parent undertake to enter into the Exchange Agent Agreement prior to the Closing Date.

SECTION 8.3. Certain Filings. The Parties shall reasonably cooperate with one another (i) in connection with the preparation of the Registration Statement, the Proxy Statement, the EU Exemption Document, the Parent Audit Report or any other required Parent Disclosure Documents or Company Disclosure Documents, (ii) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any contracts, in connection with the consummation of the Transactions, and (iii) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Registration Statement, the Proxy Statement or any other Parent Disclosure Documents or Company Disclosure Documents and seeking timely to obtain any such actions, consents, approvals or waivers. No Party shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the Transactions at the behest of any Governmental Authority without the consent of the other Party, which consent shall not be unreasonably withheld, delayed or conditioned.

SECTION 8.4. Public Announcements. Subject to Section 6.4, the Parties shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution) or making any other public statement, or scheduling any press conference or conference call with investors or analysts, with respect to this Agreement or the Transactions and none of the Parties nor any of their Affiliates shall issue any such press release or make any such other public statement or schedule any such press conference or conference call without the consent of Parent (in the case of the Company and its Affiliates) or the Company (in the case of Parent, Merger Sub and their Affiliates), which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, (a) the Parties each hereby consent to the submission of Parent’s and the Company’s respective Forms 6-K on the date of this Agreement in the form previously provided by Parent or the Company to the other Party, as applicable, and to the distribution or dissemination of any Parent Disclosure Documents by Parent and any Company Disclosure Documents by the Company, and (b) nothing herein shall prohibit the making of any public statement or press release by a Party to the extent that in the judgment of such Party upon the advice of its outside counsel such public statement or press release is required by applicable Law or any listing agreement with or rule of any national securities exchange or association, in which case, the Party making such determination will, if practicable in the circumstances, allow the other Parties reasonable time to comment on such public statement or press release in advance of its issuance.

SECTION 8.5. Further Assurances. At and after the Closing Date, the officers and directors of the Surviving Company shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Company any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger.

SECTION 8.6. Notices of Certain Events. Prior to the Closing Date or the earlier termination of this Agreement in accordance with Section 10.1, each of the Company and Parent shall promptly notify the other if to the Knowledge of the Company or the Knowledge of Parent, as the case may be:

(a) any written notice or other written communication is received from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the Transactions;

(b) any written notice or other written communication is received from any Governmental Authority in connection with the Transactions;

(c) any action, suit, claim, investigation or proceeding is commenced or, to the Knowledge of the Company or the Knowledge of Parent, as the case may be, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Company Vessels or Parent and any of its Subsidiaries or Parent Vessels, as applicable, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement;

(d) any inaccuracy of any representation or warranty of such party contained in this Agreement at any time during the term hereof that could reasonably be expected to cause any of the conditions set forth in Article IX not to be satisfied;

(e) any failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder occurs that would or would reasonably be expected to cause any of the conditions set forth in Article IX not to be satisfied; and

(f) any event occurs that has had a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable.

Notwithstanding anything in this Section 8.6 to the contrary, the failure by a Party to comply with this Section 8.6 shall not constitute a breach of or non-compliance with any covenant or agreement by such Party for determining the satisfaction of the conditions to the obligations of the Parties set forth in Section 9.2(c) or Section 9.3(c).

SECTION 8.7. Stock Exchange Delisting. The Company shall cooperate with Parent and use its reasonable best efforts to take all actions and do all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ and of the OSE to ensure that the Company Common Shares, subject to completion of the Merger, are delisted from trading on NASDAQ and on the OSE and deregistered under the 1934 Act as of or as soon as practicable after the Closing Date, and the Company shall cooperate with Parent with respect to such approvals.

SECTION 8.8. Transfer Taxes. The Parties shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the Transactions (together with any related interests, penalties or additions to Tax, “Transfer Taxes”), and shall cooperate in attempting to minimize the amount of Transfer Taxes. From and after the Effective Time, Parent shall pay or cause to be paid all Transfer Taxes.

SECTION 8.9. Tax Matters. Each of Parent and the Company shall use its reasonable best efforts (i) to cause the Merger, including the receipt of Parent Shares by Company Common Shareholders, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code with respect to which Parent and the Company will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code and (ii) not to, and not permit or cause any of its respective Subsidiaries to, take or cause to be taken any action reasonably likely to cause the Merger, including the receipt of Parent Shares by Company Common Shareholders, to fail to qualify as a “reorganization” under Section 368(a) of the Code, provided however, that no Party makes any representation or warranty as to the future trading prices of Parent Shares. The Parties agree that they will not make an election described in Section 338 of the Code with respect to the Transactions.

SECTION 8.10. CSD Registration. The Parent shall use its reasonable best effort to register the Parent Shares in VPS to enable, among other things, delivery of the Per Share Merger Consideration on the Closing Date or as soon as practicable after the Closing Date to Company Common Shareholders with Company Common Shares registered in VPS. If requested by the Parent, the Company shall use its reasonable best efforts to assist the Parent with such registration.

ARTICLE IX

CONDITIONS TO THE MERGER

SECTION 9.1. Conditions to Obligations of Each Party. The respective obligations of each Party to effect the Merger are subject to the satisfaction of the following conditions unless the condition has been waived by mutual written agreement of the Company and Parent:

(a) no applicable Law preventing or prohibiting the consummation of the Merger shall be in effect;

(b) the Company Shareholders Approval shall have been obtained in accordance with the BCA and the Company’s bye-laws;

(c) all required filings and approvals set forth on Section 9.1(c) of the Parent Disclosure Letter shall have been made or obtained (or waiting periods expired or terminated) under any Antitrust Laws that are applicable to the Transactions; and

(d) (i) the Registration Statement shall have become effective under the 1933 Act and shall not be the subject of any stop order suspending the effectiveness thereof or any proceedings initiated by the SEC seeking any such stop order; (ii) the Parent Shares included in the Merger Consideration shall have been approved for listing on NYSE, subject to the completion of the Merger and official notice of issuance; and (iii) publication of the EU Exemption Document.

SECTION 9.2. Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are further subject to the satisfaction or (to the extent permitted by Law) waiver by the Company, at or prior to the Closing, of the following additional conditions:

(a) (i) the representations and warranties of Parent and Merger Sub contained in Section 5.11(a)(ii) shall be true and correct in all respects as of the Closing Date as if made at and as of the Closing Date, (ii) the representations and warranties of Parent and Merger Sub contained in the first sentence of Section 5.1, Section 5.2(a), Section 5.4(a), the first sentence of Section 5.4(b), Section 5.4(e)(i) and Section 5.21 of this Agreement shall be true and correct (except for de minimis exceptions) as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct (except for de minimis exceptions) as of such other time), and (iii) all of the other representations and warranties of Parent and Merger Sub contained in this Agreement or in any certificate or other writing delivered by Parent pursuant hereto (disregarding all materiality and Parent Material Adverse Effect qualifications contained therein) shall be true and correct as of the Closing Date as if made at and as of the Closing Date (except (1) to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct in all material respects as of such other time or (2) where the failure of any or all of such representations and warranties to be so true and correct would not in the aggregate have a Parent Material Adverse Effect);

(b) either (i) all of the Specified Approvals have been obtained on or prior to, and shall be in full force and effect on, the Closing Date, or (ii) Parent shall have demonstrated to the reasonable satisfaction of the Transaction Committee that Parent and/or the Company has available, or will have available at Closing, alternative financing sufficient to refinance any Indebtedness for which the Specified Approvals are not obtained;

(c) each of Parent and Merger Sub shall have performed and complied with in all material respects all of the covenants and obligations required to be performed or complied with by it under this Agreement on or prior to the Closing Date;

(d) from the date hereof and through the Closing Date, there shall not have occurred a Parent Material Adverse Effect;

(e) Parent shall have delivered to the Company, a true and complete copy of each of the Parent Special Board Report and the Parent Audit Report on or prior to the Closing Date;

(f) Merger Sub shall have elected to be an entity disregarded from Parent for U.S. federal income tax purposes effective prior to the Closing Date; and

(g) Parent shall have delivered to the Company, as of the Closing Date, a certificate, dated as of such date, executed by an executive officer of Parent to the effect that the conditions set forth in clauses (a), (c) and (d) of this Section 9.2 have been satisfied as of the Closing Date.

SECTION 9.3. Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or (to the extent permitted by Law) waiver by Parent, at or prior to the Closing, of the following additional conditions:

(a) (i) the representations and warranties of the Company contained in Section 4.11(a)(ii) shall be true and correct in all respects as of the Closing Date as if made at and as of the Closing Date, (ii) the representations and warranties of the Company contained in the first sentence of Section 4.1, Section 4.2(a), Section 4.4(a), the first sentence of Section 4.4(b) and Section 4.22 of this Agreement shall be true and correct (except for de minimis exceptions) as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct (except for de minimis exceptions) as of such other time), and (iii) all of the other representations and warranties of the Company contained in this Agreement or in any certificate or other writing delivered by the Company pursuant hereto (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall be true and correct as of the Closing Date as if made at and as of the Closing Date (except (1) to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct in all material respects as of such other time or (2) where the failure of any or all of such representations and warranties to be so true and correct would not in the aggregate have a Company Material Adverse Effect);

(b) either (i) all of the Specified Approvals shall have been obtained in form and substance reasonably satisfactory to Parent, on or prior to, and shall be in full force and effect on, the Closing Date, or (ii) Parent and/or the Company shall have available, or will have available at Closing, alternative financing sufficient to refinance any Indebtedness for which the Specified Approvals are not obtained;

(c) the Company shall have performed and complied with in all material respects with each of the covenants and obligations required to be performed by it under this Agreement on or prior to the Closing Date;

(d) from the date hereof through the Closing Date, there shall not have occurred a Company Material Adverse Effect; and

(e) the Company shall have delivered to Parent, as of the Closing Date, a certificate, dated as of such date, executed by an executive officer of the Company to the effect that the conditions set forth in clauses (a), (c) and (d) of this Section 9.3 have been satisfied as of the Closing Date.

SECTION 9.4. Frustration of Closing Conditions. Neither Parent or Merger Sub, on the one hand, nor the Company, on the other hand, may rely, either as a basis for not consummating the Merger or for terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 9.1, Section 9.2 or Section 9.3, as the case may be, to be satisfied if such failure was caused by such Party’s breach of any provision of this Agreement or failure to use its reasonable best efforts to consummate the Merger and the other Transactions, as required by and subject to Section 8.2 or Section 8.5.

ARTICLE X

TERMINATION

SECTION 10.1. Termination. This Agreement may be terminated at any time prior to the Effective Time (notwithstanding the receipt of the Company Shareholders Approval), as follows:

(a) by mutual written agreement of the Company and Parent; or

(b) by either the Company or Parent, if:

(i) the Effective Time shall not have occurred on or before December 31, 2025 (the “End Date”); provided, that if (A) the Company Shareholders Meeting shall not have occurred by such date and (B) all other conditions in Article IX (other than the conditions set forth in Section 9.1(c)) are satisfied or are capable of being satisfied by such date, then Parent or the Company may elect, by written notice to the other Party, to extend the End Date to March 31, 2026; provided, further, that if the Company Shareholders Meeting shall have been adjourned in accordance with Section 8.1(e), the End Date shall be extended by the Adjournment Period; provided, further, that the right to terminate this Agreement pursuant to this Section 10.1(b)(i) shall not be available to any Party if the failure of such Party (and in the case of Parent, including the failure of Merger Sub) to perform any of its obligations under this Agreement has been a principal cause of, or resulted in, the failure of the Merger to be consummated on or before the End Date;

(ii) the Company Shareholders Approval shall not have been obtained after a vote of the Company’s shareholders has been taken and completed at the duly convened Company Shareholders Meeting or at any adjournment thereof; or

(iii) there shall be any applicable Law that prohibits the Company, Parent or Merger Sub from consummating the Merger and such prohibition shall have become final and nonappealable; or

(c) by Parent, if:

(i) an Adverse Recommendation Change shall have occurred;

(ii) the Company shall have entered into a binding agreement (other than a confidentiality agreement contemplated by Section 6.4(b)(i)) relating to any Acquisition Proposal; or

(iii) prior to the taking of a vote to adopt this Agreement at the Company Shareholders Meeting, the Company shall have intentionally and materially breached any of its covenants or obligations under Section 6.4;

(d) by the Company, if (i) Parent or Merger Sub shall have breached or failed to perform any of their covenants or obligations set forth in this Agreement, or (ii) any representation or warranty of Parent or Merger Sub shall have become untrue, in each case which breach or failure to perform or to be true, individually or in the aggregate, has resulted or would reasonably be expected to result in a failure of a condition set forth in Section 9.2(a) or Section 9.2(c) (such circumstance, a “Material Parent Breach”), and such Material Parent Breach cannot be or, to the extent curable by Parent or Merger Sub, has not been cured by the earlier of (1) the End Date and (2) twenty (20) days after the giving of written notice to Parent of such breach or failure; provided, that if such breach or failure to perform is capable of being cured by Parent by the End Date, such twenty (20) day period shall be extended until the second (2nd) Business Day prior to the End Date solely to the extent during such period Parent is using its reasonable best efforts to cure such breach or failure to perform; provided, further, that the Company shall not have the right to terminate this Agreement pursuant to this clause (d) if the Company is then in breach of any of its covenants or agreements set forth in this Agreement, which breach would result in the failure of any of the conditions set forth in Section 9.3(a) or Section 9.3(c); and

(e) by Parent, if (i) the Company shall have breached or failed to perform any of its covenants or obligations set forth in this Agreement (other than its covenants and obligations under Section 6.4), or (ii) any representation or warranty of the Company shall have become untrue, in each case which breach or failure to perform or to be true, individually or in the aggregate has resulted or would reasonably be expected to result in a failure of a condition set forth in Section 9.3(a) or Section 9.3(c) (such circumstance, a “Material Company Breach”), and such Material Company Breach cannot be or, to the extent curable by the Company, has not been cured by the earlier of (1) the End Date and (2) twenty (20) days after the giving of written notice to the Company of such breach or failure; provided, that if such breach or failure to perform is capable of being cured by the Company by the End Date, such twenty (20) day period shall be extended until the second (2nd) Business Day prior to the End Date solely to the extent during such period the Company is using its reasonable best efforts to cure such breach or failure to perform; provided, further, that Parent shall not have the right to terminate this

Agreement pursuant to this clause (e) if Parent or Merger Sub is then in breach of any of their covenants or agreements set forth in this Agreement, which breach would result in the failure of any of the conditions set forth in Section 9.2(a) or Section 9.2(c).

The Party desiring to terminate this Agreement pursuant to this Section 10.1 (other than pursuant to Section 10.1(a)) shall give written notice of such termination to the other Party.

SECTION 10.2. Effect of Termination. If this Agreement is terminated pursuant to Section 10.1, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to the other Party; provided that, if such termination shall result from the intentional breach by a Party of its obligations hereunder or common law fraud, such Party shall be fully liable for any and all liabilities and damages incurred or suffered by the other Parties as a result of such breach (including liability for damages determined taking into account the loss of the economic benefits of the Transactions to the Company’s shareholders). For purposes of this Agreement, “intentional breach” shall mean an action or omission taken or omitted to be taken that the breaching Party intentionally takes (or fails to take) and knows (or should reasonably have known) would, or would reasonably be expected to, cause a material breach of this Agreement. The Non-Disclosure Agreement and the provisions of this Section 10.2 and Article XI shall survive any termination of this Agreement pursuant to Section 10.1.

ARTICLE XI

MISCELLANEOUS

SECTION 11.1. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including email transmission) and shall be given,

if to Parent or Merger Sub, to:

CMB.TECH NV

De Gerlachekaai 20

2000 Antwerp

Belgium

Attention: Ludovic Saverys

Email: legal@cmb.tech

with a copy (which shall not constitute notice) to:

Seward & Kissel LLP

One Battery Park Plaza

New York, New York 10004

USA

Attention: Keith Billotti

Email: billotti@sewkis.com

with a copy (which shall not constitute notice) to:

Argo Law BV

Borsbeeksebrug 28

2600 Antwerp

Belgium Attention: Nico Goossens and Henri Nelen

Email: nico.goossens@argo-law.be; henri.nelen@argo-law.be

if to the Company, to:

Golden Ocean Group Limited

14 Par-la-Ville Road

PO Box HM 1593

Hamilton HM 08

Bermuda

Attention: Peder Simonsen

Email: peder.simonsen@goldenocean.no

with a copy (which shall not constitute notice) to:

Seward & Kissel LLP

One Battery Park Plaza

New York, New York 10004

USA

Attention: Edward S. Horton and Nick Katsanos

Email: horton@sewkis.com; katsanos@sewkis.com

with a copy (which shall not constitute notice) to:

Advokatfirmaet Schjødt AS

Tordenskiolds gate 12

NO-0201 Oslo

Norway

Attention: Erlend Brun Bakken and Viggo Bang-Hansen

Email: erlendbrun.bakken@schjodt.com; viggo.bang-hansen@schjodt.com or to such other address as such Party may hereafter specify for the purpose by notice to the other Parties. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. (in the time zone of the recipient) on a Business Day. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day.

SECTION 11.2. Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Closing Date.

SECTION 11.3. Amendments and Waivers.

(a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party or, in the case of a waiver, by each Party against whom the waiver is to be effective; provided that (i) any such amendment or waiver on behalf of the Company shall require the approval of the Transaction Committee, and (ii) after the Company Shareholders Approval has been obtained there shall be no amendment or waiver that would require the further approval of the shareholders of the Company under the BCA unless such amendment is subject to shareholder approval.

(b) No waiver shall be construed as a waiver of any subsequent breach or failure of the same term or condition, or a waiver of any other term or condition of this Agreement. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law.

SECTION 11.4. Expenses. Except as expressly otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such costs or expenses, whether or not the Merger is consummated.

SECTION 11.5. Exhibits; Disclosure Letters. All exhibits annexed hereto are hereby incorporated in and made a part of this Agreement as if set forth in full herein. References to this Agreement shall include the

Company Disclosure Letter and the Parent Disclosure Letter. The Parties agree that any item or reference in any section or subsection of the Company Disclosure Letter or Parent Disclosure Letter, as applicable, shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the applicable representations and warranties (or applicable covenants) that are contained in the corresponding Sections or subsections of this Agreement and any other representations and warranties that are contained in this Agreement to which the relevance of such item thereto is reasonably apparent on its face. The mere inclusion of an item in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, as an exception to (or, as applicable, a disclosure for purposes of) a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item would have a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable or establish any standard of materiality to define further the meaning of such terms for purposes of this Agreement.

SECTION 11.6. Waiver. Subject to Section 11.3 hereof, at any time prior to the Effective Time, whether before or after the Company Shareholders Meeting, Parent (on behalf of itself and Merger Sub) may (a) extend the time for the performance of any of the covenants, obligations or other acts of the Company, or (b) waive any inaccuracy of any representations or warranties or compliance with any of the agreements or covenants of the Company or with any conditions to its own obligations. Any agreement on the part of Parent (on behalf of itself and Merger Sub) to any such extension or waiver will be valid only if such waiver is set forth in an instrument in writing signed on behalf of Parent by its duly authorized officer. Subject to Section 11.3 hereof, at any time prior to the Effective Time, whether before or after the Company Shareholders Meeting, the Company may (a) extend the time for the performance of any of the covenants, obligations or other acts of Parent or Merger Sub, or (b) waive any inaccuracy of any representations or warranties or compliance with any of the agreements or covenants of Parent or Merger Sub or with any conditions to its own obligations. Any agreement on the part of the Company to any such extension or waiver will be valid only if such waiver is set forth in an instrument in writing signed on behalf of the Company by its duly authorized officer. The failure of any Party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights. The waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

SECTION 11.7. Governing Law. This Agreement will be deemed to be made in and in all respects will be interpreted, construed and governed by and in accordance with the Laws of the State of New York without giving effect to any choice of Law or conflict of Law provision or rule that would cause the application of the Laws of any jurisdiction other than the State of New York, except (a) to the extent that Bermuda or of the Kingdom of Belgium are mandatorily applicable to the Transactions, and (b) all matters relating to the fiduciary duties of the directors and officers of Company shall be subject to the Laws of Bermuda.

SECTION 11.8. Jurisdiction. EACH OF THE PARTIES CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT SITTING IN THE BOROUGH OF MANHATTAN IN NEW YORK, NEW YORK AND ANY APPELLATE COURT THEREFROM LOCATED IN NEW YORK, NEW YORK AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF THE PARTIES ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY FINAL AND NONAPPEALABLE JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT THE ADDRESS SPECIFIED IN THIS AGREEMENT, SUCH SERVICE TO BECOME EFFECTIVE

FIFTEEN (15) CALENDAR DAYS AFTER SUCH MAILING. NOTHING HEREIN WILL IN ANY WAY BE DEEMED TO LIMIT THE ABILITY OF ANY PARTY TO SERVE ANY SUCH LEGAL PROCESS, SUMMONS, NOTICES AND DOCUMENTS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW OR TO OBTAIN JURISDICTION OVER OR TO BRING ACTIONS, SUITS OR PROCEEDINGS AGAINST ANY OTHER PARTY IN SUCH OTHER JURISDICTIONS, AND IN SUCH MANNER, AS MAY BE PERMITTED BY ANY APPLICABLE LAW.

SECTION 11.9. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

SECTION 11.10. No Third Party Beneficiaries. Except as provided in Section 7.1 and Section 11.15 (which provisions are intended to be for the benefit of the Persons referred to therein, and may be enforced by any such Person), the Parties hereby agree that their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other Parties, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties.

SECTION 11.11. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a reasonably acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

SECTION 11.12. Specific Performance. The Parties acknowledge and agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that monetary damages may not be adequate compensation for any loss incurred in connection therewith. Each Party agrees that, in the event of any breach or threatened breach by any other Party of any covenant or obligation contained in this Agreement, the non-breaching Party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of New York or any New York state court, in addition to any other remedy to which they are entitled at law or in equity, and the Parties to this Agreement hereby waive any requirement for the posting of any bond or similar collateral in connection therewith. The Parties hereby agree to waive in any action for specific performance of any such obligation (other than in connection with any action for temporary restraining order) the defense that a remedy at law would be adequate.

SECTION 11.13. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and will not affect in any way the meaning or interpretation of this Agreement.

SECTION 11.14. Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

SECTION 11.15. Binding Effect; Benefit; Assignment.

(a) The provisions of this Agreement shall be binding upon and shall inure solely to the benefit of the Parties and their respective successors and permitted assigns, and no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the Parties and their respective successors and permitted assigns, except (i) as provided in Section 7.1 and (ii) the Company on behalf of the Company’s shareholders to pursue damages (including claims for damages based on loss of the economic benefits of the Transaction to the Company’s shareholders) in the event of the intentional breach of this Agreement prior to the Closing Date by Parent or Merger Sub (whether or not this Agreement has been terminated pursuant to Article X), which right is hereby expressly acknowledged and agreed by Parent and Merger Sub.

(b) No Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other Party, except that Parent or Merger Sub may transfer or assign its rights and obligations under this Agreement after the Closing Date to any Affiliate of Parent; provided, that no such assignment shall relieve Parent or Merger Sub of any obligations under this Agreement; provided, further, that no assignment or purported assignment of this Agreement by Parent or Merger Sub shall be valid if and to the extent such assignment causes the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations thereunder. Any purported assignment without such prior written consents shall be void.

SECTION 11.16. Entire Agreement. This Agreement and the Non-Disclosure Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersedes all prior agreements and understandings, both oral and written, among the Parties with respect to the subject matter hereof and thereof.

SECTION 11.17. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party shall have received a counterpart hereof signed by all of the other Parties. Until and unless each Party has received a counterpart hereof signed by the other Party, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Signatures received as a pdf attachment to electronic mail shall be treated as original signatures for all purposes of this Agreement.

[REMAINDER OF PAGE LEFT BLANK INTENTIONALLY]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the date first above written.

CMB.TECH NV

By:	/s/ Alexander Saverys
Name: Alexander Saverys
Title: Authorized Signatory

By:	/s/ Ludovic Saverys
Name: Ludovic Saverys
Title: Authorized Signatory

CMB.TECH BERMUDA LTD.

By:	/s/ Alexander Saverys
Name: Alexander Saverys
Title: Director

By:	/s/ Ludovic Saverys
Name: Ludovic Saverys
Title: Director

GOLDEN OCEAN GROUP LIMITED

By:	/s/ James Ayers
Name: James Ayers
Title: Secretary

[Signature page to Merger Agreement]

Exhibit A

Bermuda Merger Agreement

A-1

MERGER AGREEMENT

THIS AGREEMENT (this “Agreement”) is made the day of   20

BETWEEN:

1.	CMB.TECH NV, a public limited liability company organized under the laws of the Kingdom of Belgium (“Parent”);

2.	CMB.TECH BERMUDA LTD., a Bermuda exempted company having its registered office at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda (“Merger Sub”); and

3.	GOLDEN OCEAN GROUP LIMITED, a Bermuda exempted company having its registered office at 14 Par-la-Ville Road, Hamilton HM08, Bermuda (the “Company”).

WHEREAS Parent, Merger Sub and the Company have entered into that Agreement and Plan of Merger, dated May 28, 2025 (the “Agreement and Plan of Merger”), pursuant to which and subject to the conditions set forth therein, Merger Sub and the Company have agreed to merge pursuant to the provisions of the Companies Act 1981, as amended of Bermuda (the “Bermuda Companies Act”), and their undertaking, property and liabilities shall vest in Merger Sub as the surviving company of the merger which shall continue as an exempted company incorporated in Bermuda on the terms hereinafter appearing (the remaining company to be known in this Agreement as the “Surviving Company”).

NOW IT IS HEREBY AGREED as follows:

1.	Any capitalized terms used herein and not defined herein, shall have the meaning given to such terms in the Agreement and Plan of Merger.

2.

The parties agree that the merger shall occur and a certificate of merger be issued by the Registrar of Companies, with the merger taking effect as stated on such certificate of merger (the “Effective Time”).

3.	The Memorandum of Association of the Surviving Company shall be that of Merger Sub immediately prior to the Effective Time and the Surviving Company shall be called “CMB.TECH Bermuda Ltd.”.

4.	The Bye-laws of the Surviving Company shall be the Bye-laws of Merger Sub immediately prior to the Effective Time.

5.	The names and addresses of the persons proposed to be directors of the Surviving Company are as follows:

Alexander Saverys De Gerlachekaai 20 2000 Antwerp Belgium	Ludovic Saverys De Gerlachekaai 20 2000 Antwerp Belgium

6.	The officers of the Surviving Company shall be the officers of Merger Sub immediately prior to the Effective Time.

7.	At the Effective Time, by virtue of the merger and without any action on the part of Parent, Merger Sub, the Company, any Company Common Shareholder or holder of any common shares of Merger Sub:

(i)

each Company Common Share issued and outstanding immediately prior to the Effective Time (other than any Specified Company Shares) shall be canceled and automatically converted into the right to receive the Per Share Merger Consideration, in the following manner: first, each Company Common Share issued and outstanding immediately prior to the Effective Time (other than any Specified Company Shares) shall be automatically converted into one (1) Surviving Company Share (by way of cancellation of such Company Common Share and issuance of a Surviving Company Share in consideration thereof) and to effect such conversion the Surviving Company shall deliver to the

A-2

Exchange Agent, solely in the name and on behalf of and for the account and benefit of the former Company Common Shareholders (other than the holders of Specified Company Shares), a number of Surviving Company Shares equal to the total number of shares of Company Common Shares outstanding immediately prior to the Effective Time (reduced by the number of Specified Company Shares), and second, each such Surviving Company Share shall be automatically exchanged for the right to receive the Per Share Merger Consideration, in accordance with the procedures set forth in Section 3.2 of the Agreement and Plan of Merger. As of the Effective Time, all such Company Common Shares (other than any Specified Company Shares) shall no longer be outstanding and shall automatically be canceled and extinguished and shall cease to exist, and shall thereafter represent only the right to receive the Per Share Merger Consideration in the manner contemplated by Section 3.2 of the Agreement and Plan of Merger;

(ii)

each Company Common Share that is owned by (i) the Company or its Subsidiaries, or (ii) Parent, Merger Sub or their respective Subsidiaries, shall automatically be canceled and extinguished and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii)	each common share of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable Surviving Company Share;

(iv)	notwithstanding the foregoing, if, between the date of the Agreement and Plan of Merger and the Effective Time:

(a)

the outstanding Parent Shares or the outstanding Company Common Shares shall have changed into a different number of shares or a different class by reason of any stock dividend or distribution, subdivision, reclassification, recapitalization, stock split, reverse stock split, stock consolidation, combination, repurchase, exchange of shares or other similar change or event, then the Merger Consideration and the Per Share Merger Consideration shall be correspondingly adjusted to reflect such stock dividend or distribution, subdivision, reclassification, recapitalization, stock split, reverse stock split, stock consolidation, combination, repurchase exchange of shares or other similar change or event; or

(b)

the outstanding Parent Shares or the outstanding Company Common Shares shall have changed into a different number of shares by reason of any issuance of additional shares of stock, the Parent or the Company shall have issued any securities of a different class or type whatsoever than the Parent Shares or the Company Common Shares, or the Parent or the Company shall have issued a cash dividend or other distribution, then the Merger Consideration and the Per Share Merger Consideration shall be correspondingly adjusted to reflect such issuance, dividend or distribution.

Any such adjustment to the Merger Consideration and the Per Share Merger Consideration shall be made in accordance with the terms of the Agreement and Plan of Merger.

(v)

At the Effective Time, all Dissenting Company Shares shall be automatically cancelled and, unless otherwise expressly required by applicable Law, converted into the right to receive Per Share Merger Consideration pursuant to section 7(i) above, and any holder of Dissenting Company Shares shall in the event that the fair value of a Dissenting Company Share as appraised by the Supreme Court of Bermuda under Section 106(6) of Bermuda Companies Act (the “Appraised Fair Value”) is greater than the applicable Per Share Merger Consideration, be entitled to receive such difference from the Surviving Company by payment made within one month after such Appraised Fair Value is finally determined by the Supreme Court of Bermuda under Section 106(6) of the Bermuda Companies Act. In the event that a Company Common Shareholder fails to exercise, perfect, effectively withdraws or otherwise waives any right to appraisal under Section 106(6) of the Bermuda Companies Act, such Company Common Shareholder shall have no other rights with respect to such Company Common Shares other than as contemplated by section 7(i) above.

A-3

8.

Upon the merger being effective, the authorised share capital of Merger Sub shall be the authorised share capital of the Surviving Company and the authorised share capital of the Company shall be cancelled.

9.

This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed an original but all such counterparts shall constitute one and the same instrument. Delivery of a counterpart signature page by facsimile transmission or by e-mail transmission of an Adobe Portable Document Format file (or similar electronic record) shall be effective as delivery of an executed counterpart signature page.

10.

The terms and conditions of this Agreement and the rights of the parties hereunder shall be governed by and construed in all respects in accordance with the laws of Bermuda. The parties to this Agreement hereby irrevocably agree that the courts of Bermuda shall have non-exclusive jurisdiction in respect of any dispute, suit, action, arbitration or proceedings (“Proceedings”) which may arise out of or in connection with this Agreement and waive any objection to Proceedings in the courts of Bermuda on the grounds of venue or on the basis that the Proceedings have been brought in an inconvenient forum.

A-4

IN WITNESS WHEREOF, the undersigned, intending to be bound hereby, have duly executed this Agreement on the date first written above.

CMB.TECH NV

By:
Name:
Title:

CMB.TECH BERMUDA LTD.

By:
Name:
Title:

GOLDEN OCEAN GROUP LIMITED

By:
Name:
Title:

[Signature Page to Bermuda Merger Agreement]

Exhibit C

Illustrative Calculations of Adjustments to the Merger Consideration and the Per Share Merger Consideration

Examples of adjustments are as follows based on the current Per Share Merger Consideration of 0.95 Parent Shares for each Company Common Share which is calculated as 14.49/15.23.

Final term sheet figures
GOGL NAV/Share	USD	14.49
CMBT NAV/Share	USD	15.23
Exchange ratio	#	0.95
Per Share Monetary Value	USD	14.49
GOGL NOSH	# shares	199,403,293
CMBT NOSH	# shares	194,216,835

1 Shares repurchased example (CMBT)			Pre	Adj.	Post
CMBT shares repurchased	# shares	10,000,000
CMBT price/share	USD	9.19
CMBT share repurchase amount	USDm	92
CMBT NAV	USDm		2,958	(92)	2,866
CMBT NOSH	# shares		194,216,835	(10,000,000)	184,216,835
CMBT NAV/Share	USD		15.23	9.19	15.56
GOGL NAV/Share	USD		14.49	—	14.49
Exchange ratio	#		0.95x	(0.02x)	0.93x
Per Share Monetary Value	USD		14.49	—	14.49

2 Issuance of new shares example (CMBT)			Pre	Adj.	Post
CMBT shares issued	# shares	10,000,000
CMBT price/share	USD	9.19
CMBT issued amount	USDm	92
CMBT NAV	USDm		2,958	92	3,050
CMBT NOSH	# shares		194,216,835	10,000,000	204,216,835
CMBT NAV/Share	USD		15.23	9.19	14.93
GOGL NAV/Share	USD		14.49	—	14.49
Exchange ratio	#		0.95x	0.02x	0.97x
Per Share Monetary Value	USD		14.49	—	14.49

3 Dividend paid (GOGL)			Pre	Adj.	Post
GOGL NOSH	# shares	199,403,293
Dividend/Share	USD	0.10
Dividend declared	USDm	20
GOGL NAV	USDm		2,889	(20)	2,869
GOGL NOSH	# shares		199,403,293	—	199,403,293
GOGL NAV/Share	USD		14.49	(0.10)	14.39
CMBT NAV	USD		15.23	—	15.23
Exchange ratio	#		0.95x	(0.01x)	0.94x
Per Share Monetary Value	USD		14.49	(0.10)	14.39

C-1

Annex B

OPINION OF DNB CARNEGIE

To: The Transaction Committee, Golden Ocean Group Limited From: DNB Markets, a part of DNB Bank ASA

Oslo, 22 April 2025

Fairness opinion (the “Opinion”) provided by DNB Markets, a part of DNB Bank ASA

1. Introduction

1.1 Background for the Opinion

On 4 March 2025, CMB.TECH NV (“CMBT”) announced that it, through its wholly-owned subsidiary, CMB.TECH Bermuda Ltd., had entered into a share purchase agreement with Hemen Holding Limited (“Hemen”), for the acquisition of 81,363,730 shares in Golden Ocean Group Limited (“Golden Ocean” or the “Company”) at a price of USD 14.49 per share, representing approximately 40.8% of the outstanding shares of the Company (the “Hemen Share Sale”). CMBT did not own any shares or right to shares in the Company prior to this transaction.

During 2 and 4 April 2025, CMBT announced that it had acquired an additional 17,036,474 shares in the Company for a total consideration of approximately USD 138.5 million, increasing CMBT’s total ownership in the Company to 98,400,204 shares, which represents approximately 49.4% of the outstanding shares with voting rights.

On 12 April 2025, CMBT submitted a draft term sheet (the “Term Sheet Proposal”) to Golden Ocean, outlining certain contemplated terms of a proposed transaction, in which CMBT would issue CMBT shares, in consideration for all outstanding shares in Golden Ocean which it did not already (directly or indirectly) own. Both the Board of Directors of Golden Ocean (the “Board”) and the Company’s management were informed about the Term Sheet Proposal.

Following receipt of the Term Sheet Proposal, Golden Ocean and CMBT negotiated, and ultimately agreed and signed a final term sheet (the “Final Term Sheet”) on 22 April 2025. In the Final Term Sheet, the parties agree to collectively work towards a transaction whereby Golden Ocean will merge into CMB.TECH Bermuda Ltd., a wholly-owned subsidiary of CMBT. Existing shares in Golden Ocean which are not already (directly or indirectly) owned by CMBT will be canceled and ultimately exchanged for newly issued CMBT shares at a ratio of 0.95 CMBT shares for every Golden Ocean share, subject to customary adjustments, including to reflect share buybacks, share issuances and/or dividend distributions that may take place prior to closing of the merger (the “Proposed Transaction”). The Proposed Transaction would, among other things, be subject to the satisfactory outcome of due diligence, agreement on final transaction documentation, approval of the Proposed Transaction and related agreements by the Supervisory Board of CMBT and by the Board and certain independent and disinterested members of the Board (the “Transaction Committee”).

The Transaction Committee has retained DNB Markets, a part of DNB Bank ASA (“DNB Markets” or “us/we”), to act as its financial advisor in connection with the Proposed Transaction and has requested DNB Markets to provide a fairness opinion (the “Opinion”) to evaluate whether the Exchange Ratio (as defined below) outlined in the Final Term Sheet is fair to the shareholders of Golden Ocean from a financial point of view. The receipt of such Opinion and the conclusion thereof may be referenced in the Board’s recommendation to Golden Ocean’s shareholders.

1.2 Engagement of DNB Markets

DNB Markets is engaged as financial advisor to Golden Ocean pursuant to the letter of engagement between DNB Markets and Golden Ocean Group Limited (the “Engagement”) dated 8 April 2025.

DNB Markets Investment Banking Division is acting exclusively for Golden Ocean in connection with the Proposed Transaction and for no one else and will not be responsible to anyone other than Golden Ocean for providing the protections afforded to its clients or for providing advice in relation to the Proposed Transaction.

Pursuant to the Engagement, DNB Markets is entitled to a fee for the advisory services rendered to Golden Ocean in connection with the Proposed Transaction, including the work conducted to prepare this fairness opinion. A portion of this fee becomes payable upon delivery of this Opinion and a portion of the fee is contingent upon consummation of the Proposed Transaction. Furthermore, the Transaction Committee has agreed to reimburse expenses, if any, arising, as well as indemnifying DNB Markets against all liabilities that may arise, from the Engagement in accordance with the letter of Engagement.

DNB Markets is continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, secondary distributions of listed and unlisted securities, equity offerings and valuations for corporate and other purposes.

In the ordinary course of business, DNB Markets may actively trade Golden Ocean and CMBT shares and other securities of Golden Ocean or CMBT for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. DNB Markets and its affiliates have in the past provided, and may in the future continue to provide, investment banking and other financial services to Golden Ocean and/or CMBT and have received and may in the future receive compensation for the rendering of such services. In the last year preceding the date of this Opinion, DNB Markets have provided investment banking services to affiliates of Golden Ocean for which we or such affiliates received compensation, including serving as financial advisor to Hemen in connection with the Hemen Share Sale, which was completed on 12 March 2025, prior to the engagement for the Company.

DNB Bank ASA offers a broad range of asset management, banking and investment services, including trading and brokerage activities, and may in such capacity own shares in Golden Ocean or CMBT. However, the Investment Banking Division of DNB Markets is separated from other business units, including research, trading, and brokerage activities, as well as the asset management and banking units, by information barriers. Employees of DNB Markets Investment Banking Division hold 64 shares in Golden Ocean and 0 shares in CMBT, that is excluding the research, trading and brokerage department and the banking unit, DNB Bank ASA and employees in other divisions of DNB Markets.

2. Terms and conditions of the Final Term Sheet

The Final Term Sheet stipulates that CMBT will issue CMBT shares representing 30.4% of the share capital of the combined company on a fully diluted basis, or 33.1% of the share capital of the combined company excluding treasury shares, equaling approximately 95,952,934 million shares, in consideration for all shares in Golden Ocean which it does not already (directly or indirectly) own (the “Consideration”), implying an exchange ratio of 0.95 CMBT shares for each Golden Ocean share (other than treasury shares and shares already held (directly or indirectly) by CMBT) (the “Exchange Ratio”). The Consideration and the implied Exchange Ratio shall be subject to customary adjustments, including reflecting any (i) Golden Ocean shares or CMBT shares repurchased by Golden Ocean or CMBT, respectively, (ii) issuances of Golden Ocean or CMBT securities (including options) or (iii) declarations and/or payments of dividends or other distributions by Golden Ocean or by CMBT, in each case prior to the closing of the Proposed Transaction.

Signing of the definitive agreements for the Proposed Transaction is subject to satisfactory outcome of due diligence and approval of the Proposed Transaction and the related agreements by the Supervisory Board of CMBT and by the Board and the Transaction Committee of Golden Ocean. Closing of the Proposed Transaction

is subject to approval of the Proposed Transaction, the merger agreement and the exchange agreement by Golden Ocean shareholders with a majority of at least 50%+1 of the votes, absence of laws or injunctions prohibiting the Proposed Transaction, all required third-party consents having been obtained, having applicable governmental and regulatory approvals in place, effectiveness of a registration statement on Form F-4 filed with the United States Securities and Exchange Commission for the shares to be issued in the transaction and the listing of such shares on the New York Stock Exchange, and other mutual customary conditions such as to representations, covenants, absence of material adverse effects and such other conditions as may be required following due diligence.

3. Basis of Opinion

The scope of the Opinion is to conduct a thorough valuation of Golden Ocean and CMBT for the Transaction Committee as preparation for assessing the Exchange Ratio. The assessment does not address the relative merits of the Proposed Transaction as compared to any strategic alternatives that may be available to Golden Ocean. The assessment is not, and does not purport to be, an appraisal of the assets, shares or business of Golden Ocean or CMBT, nor have we made any assessment, including physical inspection or technological assessment, or other enquiries related to assets of the company.

DNB Markets has not undertaken any independent examination to verify the accuracy of the information received from Golden Ocean, CMBT or elsewhere. The assessment is based upon the assumption that all financial and other information provided to us as a basis for the Opinion in all material aspects are correct and accurate and that no information of material importance for the evaluation of Golden Ocean’s and CMBT’s future earnings capacity or for our overall assessment has been omitted or not presented to us.

For purpose of the Opinion set forth herein, DNB Markets have, among other things, reviewed:

a)	the terms and conditions of the Proposed Transaction based on the Final Term Sheet and the latest draft of the merger agreement as per 22 April 2025,

b)

certain internal financial statements, analyses and forecasts and other internal financial information and operating data relating to the business of CMBT, in each case, prepared by the management of CMBT and approved for our use by CMBT for our analysis,

c)

certain publicly available financial statements and other publicly available business and financial information with respect to Golden Ocean and CMBT, including annual and quarterly reports and company presentations,

d)	third-party broker values provided to Golden Ocean and CMBT with valuation end of Q1 2025,

e)	generic broker valuations from independent third-party brokers,

f)	the reported market price and trading activity for Golden Ocean’s and CMBT’s shares,

g)	certain financial and stock market information about Golden Ocean, CMBT and selected other companies in the industry with securities that are publicly traded,

h)	certain publicly available equity research reports,

i)	the financial terms of certain other business acquisitions, and

j)	such other financial analyses, studies and matters that DNB Markets has considered appropriate.

The opinions and assessments of DNB Markets are necessarily based on the current economic, market and other conditions, and on the information available to DNB Markets as of the date hereof. Subsequent developments may affect the opinions expressed in this statement, and DNB Markets does not assume any obligation to update, revise or reconfirm the Opinion.

DNB Markets makes no representation as to the actual value that may be received in connection with the Proposed Transaction, or any legal, tax or accounting effects of consummating the Proposed Transaction, nor actual or potential effects of a change of control, all of which may have significant valuation impacts and other effects.

DNB Markets’ duties according to the Engagement do not include any advice on tax, legal or accounting issues and no advice given shall be construed as such.

This letter and the Opinion expressed herein are provided solely for the benefit of the Transaction Committee in connection with and for the purposes of their consideration of the Exchange Ratio. This Opinion is not intended to be relied upon or confer any rights or remedies upon, neither directly nor indirectly, any employee, creditor, shareholder or other equity holder of Golden Ocean or any other party. The Opinion does not constitute a recommendation as to whether any holder of shares in Golden Ocean should vote in favor of the Proposed Transaction. In addition, DNB Markets does not express any statement as to the prices at which the shares of Golden Ocean or CMBT will trade at any time. Except for the inclusion as an exhibit to the proxy statement/prospectus filed on the registration statement on Form F-4 and the reference to the conclusion of the statement, the Opinion may not be reproduced, disseminated or quoted at any time and in any manner without DNB Markets’ written consent.

4. Assessment of the Final Term Sheet

DNB Markets has prepared the Opinion based on generally accepted and recognized valuation methods that DNB Markets has deemed appropriate, including:

•	Net asset values based on desktop broker valuations,

•	Discounted cash flow analysis,

•	Comparable companies’ historical trading multiples,

•	Comparable companies’ current trading multiples, and

•	Comparable transaction multiples.

We have not assessed any legal, tax or accounting effects of the Proposed Transaction.

DNB Markets has further benchmarked the Exchange Ratio in the Final Term Sheet relative to historical trading between Golden Ocean and CMBT and appropriate analyst target prices for the two companies.

5. DNB Markets Opinion

Considering all the above and based on the assumptions set out in the foregoing and absent any new or amended Exchange Ratio and/or Proposed Transaction (or any other material, relevant development), DNB Markets concludes that the Exchange Ratio, as of the date of the Final Term Sheet, is fair from a financial point of view for Golden Ocean’s shareholders.

The Opinion has been approved by the Fairness Opinion Committee of DNB Markets.

The Opinion shall be governed by and construed in accordance with Norwegian Law under the jurisdiction of the Oslo District Court.

p.p. DNB Markets, a part of DNB Bank ASA

/s/ Peter Behncke
Peter Behncke
Global Head of Investment Banking Division, DNB Markets

B-4